Form 20-F
CANPLATS RESOURCES CORP
filed 2002-12-31
CIK 1156297

SEC 1852(11-2002)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2005
Estimated average burden hours per response. . . 438.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended July 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number: 0-31190

CANPLATS RESOURCE CORPORATION
___________________________________________________________________________ (Exact name of Registrant as specified in its charter)

British Columbia, Canada
___________________________________________________________________________ (Jurisdiction of incorporation or organization)

Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2
___________________________________________________________________________ (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class None ____________________________________ ____________________________________	Name of each exchange on which registered ____________________________________ ____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
___________________________________________________________________________ (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
At July 31, 2002, the Registrant had 10,217,303 common shares outstanding
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes No
Not Applicable
Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 Item 18
As of December 9, 2002, the buying rate for Canadian dollars was US$0.6404 for Cdn$1.00.

TABLE OF CONTENTS

GLOSSARY
FORWARD LOOKING STATEMENTS
PART I
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A	Directors and Senior Management
B	Advisers
C	Auditors
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 - KEY INFORMATION
A	Selected Financial Data
B	Capitalization and Indebtedness
C	Reasons for the Offer and Use of Proceeds
D	Risk Factors
ITEM 4 - INFORMATION ON THE COMPANY
A	History of the Company
B	Business Overview
C	Organizational Structure
D	Property, Plants and Equipment
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A	Operating Results
B	Liquidity and Capital Resources
C	Research and Development, Patents and Licenses, etc.
D	Trend Information
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A	Directors and Senior Management
B	Compensation
C	Board Practises
D	Employees
E	Share Ownership
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A	Major Shareholders
B	Related Party Transactions
C	Interests of Experts and Counsel
ITEM 8 - FINANCIAL INFORMATION
A	Consolidated Statements and Other Financial Information
B	Significant Changes
ITEM 9 - THE OFFERING AND LISTING
A	Offer and Listing Details
B	Plan of Distribution
C	Markets
ITEM 10 - ADDITIONAL INFORMATION
A	Share Capital
B	Memorandum and Articles of Association
C	Material Contracts
D	Exchange Controls
E	Taxation
F	Dividends and Paying Agents
G	Statement by Experts
H	Documents on Display
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 - CONTROLS AND PROCEDURES
ITEM 16 - RESERVED
PART III
ITEM 17 - FINANCIAL STATEMENTS
ITEM 18 - FINANCIAL STATEMENTS
ITEM 19 - EXHIBITS
SIGNATURE PAGE
CERTIFICATIONS

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“anhydrite” — a mineral of anhydrous calcium sulphate. It readily alters to gypsum;

“anomaly” — a geological feature, distinguished by geological, geophysical, or geochemical means, which is different from the general surroundings;

“Archean” — the oldest half of Precambrian time ending at 2.4 billion years old;

“augite” — a dark mineral of the pyroxene group containing roughly equal amounts of magnesium, iron and calcium;

“basalt” — a dark colored volcanic rock composed primarily of calcium-plagioclase and pyroxene; the fine grained equivalent of a gabbro;

“base metal” — any of the more common and more chemically active metals e.g. copper, lead;

“carbonate” — common rock forming minerals composed of a base unit of one carbon atom and 3 oxygen atoms combined with dominantly either calcium, iron or magnesium;

“carbonatite” — a carbonate rock of apparent magmatic origin, generally associated with kimberlites and certain intrusive rocks;

“cherty carbonate” — a carbonaceous sediment which has been weakly silicified;

“clinopyroxene” — a member of the pyroxene group of minerals with a particular crystal habit and generally contain considerable amounts of calcium;

“conglomerates” — a coarse grained sedimentary rock, composed of rounded fragments larger than 2 mm in diameter, set in a fine grained matrix of sand or silt, and commonly cemented by calcium carbonate or silica;

“diabase (dolerite) sills” — an intrusive rock consisting essentially of labradorite and pyroxene and characterised by ophitic texture. In Great Britain this rock is called dolerite;

“disseminated” — a scattered distribution of generally fine-grained minerals throughout a rock body;

“dolomite carbonate” — a common rock forming mineral composed of calcium, magnesium carbonate. A sedimentary rock in which more than 50% by weight, consists of the mineral dolomite;

“EM” — electromagnetic. A type of geophysical survey that identifies areas in the earth’s crust that have sufficient sulfides present to form a conductor;

“fault” — a fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture;

“feldspar” — a group of common rock forming minerals that constitute up to 60% of the earth’s crust. They are composed of aluminium silicates in combination with lessor amounts of dominantly potassium, sodium or calcium;

“flood basalts” — basalt lavas that occur as vast composite accumulations of horizontal or subhorizontal flows, which erupted in rapid succession over great areas, and have at times flooded the earth’s crust on a regional scale.

“gabbro” — A group of dark-coloured, intrusive rocks composed principally of labradorite and augite, with or without olivine and orthopyroxene. It is the coarse grained equivalent of a basalt;

“geochemical sampling” — collection of rock, soil, sediment, vegetation or water samples to be analysed for concentrations of one or more elements;

“geological host rock” — a body of rock serving as a host for other rocks or for a mineral deposit;

“geological mapping” — preparation of a representation on a plane surface, at an established scale, of the physical or geological features of part of the earth’s surface;

“geological reconnaissance” — a general exploratory examination or survey of the geological features of a region, usually preliminary to a more detailed survey;

“grid” — a network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, established on the ground and/or superimposed on a map, chart or aerial photographs, to permit identification of ground locations by means of a system of co-ordinates;

“gypsum” — a widely distributed mineral consisting of hydrous calcium sulphate;

“hematization” — the process of oxidation of iron rich minerals, commonly pyrite and magnetite, to hematite;

“hornblende” — a common rock forming mineral that is generally dark green, has a stubby crystal habit, and is composed of varying amounts of calcium, sodium, magnesium, iron, aluminium and silicon;

“hornblendite” — an intrusive igneous rock composed essentially of hornblende;

“igneous” — a rock or mineral that solidified from molten or partly molten material, i.e. from a magma;

“induced polarization geophysical survey” — a geophysical survey that measures the resistivity and chargeability of the local rock formations;

“IP” — induced polarization (same as above);

“intrusive” — pertaining to intrusion, which is the process of emplacement of molten rock into pre-existing rocks. The magma cools slowly and generally develops a coarse grained texture;

“labradorite” — a feldspar mineral of the plagioclase family having approximately equal proportions of sodium and calcium;

“line” — a line on a map indicating the position of a of a profile or cross section. A line established in the field to provide a reference system of grid co-ordinates for locating the origin of data obtained by prospecting, geological mapping, geophysical or geochemical surveys;

“mafic” — an igneous rock composed chiefly of dark, iron-magnesium rich minerals; also, said of those minerals;

“magnetic geophysical survey” — a geophysical survey made with a magnetometer, on the ground or in the air, which yields local variations, or anomalies, in the magnetic field intensity;

“magnetometer” — an instrument that measures the earth's magnetic field and its changes;

“massive sulphide deposit” — any mass of unusually abundant metallic sulfide minerals;

“metamorphic” — pertaining to the process of metamorphism in which a rock is derived from pre-existing rocks, essentially in the solid state, in response to changes in temperature, pressure, and/or chemical environment;

“Mid-Continental Rift” — a long narrow continental trough bounded by faults that extend through the entire thickness of the earth’s crust;

“mineral claim unit” — a claim unit is the smallest unit of area that can be staked in Ontario, which measures 400 meters by 400 meters, covering an area of 16 hectares (40 acres). Claim units can be staked in a block of up to 16 units per claim;

“olivine” — a green to brown, iron-magnesium silicate. It is a common rock forming mineral of intrusive rocks which have low silica contents;

“olivine-tholeiite” — A basalt characterised by the presence of orthopyroxene and/or pigeonite in addition to olivine, clinopyroxene and calcium-rich plagioclase.

“ophitic texture” — a texture found in some igneous rocks in which lath shaped feldspar crystals grow inside pyroxene crystals, typically augite;

“orthopyroxene” — a sub-group of the pyroxene group of minerals that is magnesium and/or iron rich, with little or no calcium;

“outcrop” — a part of a geologic formation that appears at the surface of the earth;

“overburden” — loose or consolidated soil and rock material that overlies a geologic formation or mineral deposit;

“pigeonite” — a member of the orthopyroxene group of minerals which is iron rich and contains no aluminium;

“PGE” — platinum group elements whose major elements are platinum and palladium with minor elements, osmium, iridium, rhodium, and ruthenium;

“Proterozoic” — the more recent half of Precambrian time beginning at 2.4 billion years old;

“pyroxene” — a group of common rock forming minerals, which are generally dark green, produce long, bladed crystals, and are composed mainly of combinations of iron, magnesium, aluminium and silicon with calcium or sodium.

“resistivity survey” — a geophysical survey in which electrical resistivity of a particular formation is determined by passing an electrical current through it;

“sill” — a tabular igneous intrusion that parallels the planar structure of the surrounding rocks;

“soil sampling” — the process of collecting samples of the soil, generally between 15cm and 30cm below the surface, at regular intervals along a grid for the purposes of determining concentrations of one or more elements;

“stromatilite” — an extinct marine organism that secreted a calcareous skeleton (shell) of bulbous form;

“sulphides” — a common group of minerals that are composed of sulphur and a wide variety of metals;

“tectonic” — pertaining to the forces involved in, the resulting structures or deformational features and their relations, origin and historical evolution of the earth’s crust;

“ultramafic” — igneous rocks consisting mainly of iron-magnesium rich minerals to the exclusion of quartz and feldspar;

“volcanics” — pertaining to the activities, structures, or rock types of a volcano;

                                Conversion Table
                Metric                                      Imperial
       1.0 millimetre (mm)                =        0.039 inches (in)
       1.0 metre (m)                      =        3.28 feet (ft)
       1.0 kilometre (km)                 =        0.621 miles (mi)
       1.0 hectare (ha)                   =        2.471 acres (ac)
       1.0 gram (g)                       =        0.032 troy ounces (oz)
       1.0 metric tonne (t)               =        1.102 short tons (ton)
       1.0 g/t                            =        0.029 oz/ton

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Canplats Resources Corporation (“Canplats”) cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect Canplats’ actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on behalf of Canplats. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1

A. Directors and Senior Management

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as such, there is no requirement to provide any information under this item.

B. Advisors

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C. Auditors

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of Canplats for each of the years in the five-year period ended July 31, 2002 was extracted from the audited financial statements of Canplats. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed financial statements and related notes included in Item 17. Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5. Operating and Financial Review and Prospects. Reference is made to Note 13 of the financial statements of Canplats included in Item 17. Financial Statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on Canplats’ financial statements.

To date, Canplats has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. Canplats has financed its operations principally through the sale of its equity securities. While Canplats believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of Canplats to obtain additional financing. See “Item 3 — Key Information — D. Risk Factors.”

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

                                                   Year          Year          Year         Year          Year
                                                   Ended        Ended         Ended         Ended        Ended
                                                 July 31,      July 31,      July 31,     July 31,      July 31,
                                                   2002          2001          2000         1999          1998
                                                     $            $             $             $            $

Current Assets                                     160,464        200,443       120,557        4,420       148,464
Investment in Colby Gold PLC                             -              -             -            1             1
Mineral Properties                               1,478,254        986,469       462,372      166,959        39,700
Deferred Financing Costs                                 -              -        27,960            -             -
Total Assets                                     1,638,718      1,186,912       610,889      171,380       188,165
Total Liabilities                                   55,898         57,488        50,554      433,671       418,830
Net Assets (Liabilities)                         1,582,820      1,129,424       560,335     (262,291)     (230,665)
Share Capital                                    8,125,636      7,566,941     5,859,097    5,859,097     5,859,097
Deposits on Share Subscriptions                    106,000              -             -            -             -
Special Warrants                                         -              -       937,750            -             -
Deficit Accumulated                              (6,648,816)   (6,437,517)   (6,236,512)  (6,121,388)   (6,089,762)
Loss from Continuing Operations                   (211,299)      (201,005)     (115,124)     (31,626)       (4,473)
Net Loss for the Period                           (211,299)      (201,005)     (115,124)     (31,626)       (4,473)
Basic and Diluted Loss per Share                        (0.02)      (0.06)        (0.10)       (0.03)        (0.01)
Weighted Average Number of
  Common Shares Outstanding                      9,202,413      3,062,700     1,111,303    1,111,303     1,111,303

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

                                                    Year         Year          Year         Year          Year
                                                   Ended         Ended        Ended         Ended        Ended
                                                  July 31,     July 31,      July 31,     July 31,      July 31,
                                                    2002         2001          2000         1999          1998
                                                     $             $            $             $            $

Current Assets                                     160,464        200,443       120,557        4,420       148,464
Investment in Colby Gold PLC                             -              -             -            1             1
Mineral Properties                                       -              -             -            -             -
Deferred Financing Costs                                 -              -        27,960            -             -
Total Assets                                       160,464        200,443       148,517        4,421       148,465
Total Liabilities                                   55,898         57,488        50,554      433,671       418,830
Net Assets (Liabilities)                           104,566        142,955        97,963     (429,250)     (270,365)
Share Capital                                    8,125,636      7,566,941     5,859,097    5,859,097     5,859,097
Deposits on Share Subscriptions                    106,000              -             -            -             -
Special Warrants                                         -              -       937,750            -             -
Deficit Accumulated                             (8,127,070)    (7,423,986)   (6,698,884)  (6,288,347)   (6,129,462)
Loss from Continuing Operations                   (703,084)      (725,102)     (410,537)    (158,885)      (25,473)
Net Loss for the Period                           (703,084)      (725,102)     (410,537)    (158,885)      (25,473)
Basic and Diluted Loss per Share                        (0.08)      (0.24)        (0.37)       (0.14)        (0.02)
Weighted Average Number of
  Common Shares Outstanding                      9,064,413      2,986,138     1,111,303    1,111,303     1,111,303

Dividends

No cash dividends have been declared nor are any intended to be declared. Canplats is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render Canplats insolvent. Dividend policy will be based on Canplats’ cash resources and needs and it is anticipated that all available cash will be required to further Canplats’ exploration activities for the foreseeable future.

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are in Canadian dollars. The following table sets out the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated. Rates of exchange are obtained from the Bank of Canada and believed by Canplats to approximate closely the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York.

                                  July 31,      July 31,      July 31,       July 31,      July 31,
                                  2002 (1)      2001 (1)      2000 (1)       1999 (1)      1998 (1)

Period End                        0.6318        0.6535        0.6724         0.6639        0.6618
Average (2)                       0.6371        0.6564        0.6798         0.6618        0.6977

Notes:
(1) For the year ended July 31
(2) The average rate figures are based on the average of the exchange rates on the last day of each month during the period

                          November        October        September        August          July            June
                            2002            2002           2002            2002           2002            2002

High for Month(1)          0.6283          0.6325         0.6333          0.6360         0.6447          0.6515
Low for Month(1)           0.6447          0.6354         0.6365          0.6397         0.6491          0.6546

Notes:

(1)     Figures are selected from daily exchange rates

As of December 9, 2002, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.6404.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Canplats is subject to a number of risks due to the nature of its business and the present stage of its business development. The following factors should be considered:

Canplats’ prospects must be considered in light of the difficulties frequently encountered by companies in the early stages of mineral exploration. However, Canplats is a recently listed public company with a limited history of operations which makes evaluation of its prospects difficult.

Canplats’ common shares were listed on the TSX Venture Exchange (a predecessor of both the Vancouver Stock Exchange and the Canadian Venture Exchange) on June 21, 1972 and were delisted in April 1992 for failure to pay sustaining fees. Canplats’ common shares did not resume trading on the Canadian Venture Exchange until March 22, 2001 during which time Canplats remained mostly inactive. In November 1997, Canplats acquired an option to acquire a 100% interest in the Horseshoe Island Property, a potential gold bearing property, which was subsequently abandoned during the 2000 fiscal year. In January 1999, Canplats focused its attention on Platinum group element properties and commenced acquiring mineral claims through staking and optioning.

Canplats has had a limited operating history and is in the early stages of exploring Platinum group element properties. Canplats does not hold any known mineral reserves of any kind and therefore does not generate any revenues from production. Canplats’ success will depend largely upon its ability to locate commercially productive mineral reserves which may never happen. As a result of these factors, it is difficult to evaluate Canplats’ prospects, and its future success is more uncertain than if it had a longer or more proven history of operations.

Canplats expects to continue to incur substantial losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Canplats’ stock to decline.

Canplats has incurred net losses every year since inception on February 15, 1967 and as of July 31, 2002, had an accumulated deficit of $6,648,816. Canplats incurred a net loss of $211,299 for the fiscal year ended July 31, 2002 and net losses of $201,005 and $115,124 for the 2001 and 2000 fiscal years, respectively.

Canplats anticipates significant expenditures for its mineral exploration programs, which are expensed under U.S. GAAP, and for the acquisition of further mineral property interests. Since most exploration projects do not result in the discovery of commercially productive mineral reserves and are ultimately expensed in full, Canplats expects to report substantial net losses for at least the foreseeable future.

The long-term profitability of Canplats’ operations will be in part directly related to the success of its exploration programs, which are affected by numerous factors including the cost of such programs, the amount of mineral reserves discovered and fluctuations in the price of any minerals produced. If Canplats does not become profitable within the time frame expected by its investors, which may never happen, the market price of Canplats’ stock will likely decline. If Canplats does achieve profitability, it may not be able to sustain or increase profitability in the future.

Canplats does not hold any known mineral reserves of any kind and may never be able to locate commercially productive mineral reserves. In the event such reserves are discovered, commercial production may not be possible or warranted.

All of Canplats’ mineral properties are in the exploration stage and are without known mineral reserves of any kind. Although Canplats may discover mineral reserves through its exploration programs, commercial production may not be warranted due to insufficient quantities. Development of any of Canplats’ properties will only follow upon obtaining satisfactory exploration results. However, few mineral properties that are explored are ultimately developed into producing mines.

In the event a commercially productive mineral reserve is discovered, substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes for extraction and to develop the mining and processing facilities and infrastructure at the production site. The marketability of any minerals discovered may be affected by numerous factors which are beyond Canplats’ control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, Canplats may determine that it is impractical to commence or continue commercial production.

Canplats’ title to its mineral claims is currently in good standing but its validity may be disputed in the future by aboriginals and others claiming title to all or part of such claims.

Canplats owns or has under option unpatented mining claims which constitute its property holdings. Canplats believes it has diligently investigated title to all of its mineral properties and, to the best of its knowledge, title to all properties are in good standing. However, the properties may be subject to prior unregistered agreements or transfers which may affect the validity of Canplats’ ownership of such properties.

Although Canplats has exercised the usual due diligence with respect to title to properties in which it has a material interest, title to such properties may be challenged or impugned in the future. The boundaries of Canplats’ mining properties have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. Canplats is not aware of challenges to the location or area of its unpatented mining claims. Additionally, Canplats makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims. Should any defect in title be discovered by or disclosed to the Registrant, all reasonable steps would be taken to perfect title to the particular claims in question. Canplats is not aware of any material defect in the title to its mineral claims.

Aboriginal rights may also be claimed on Canplats’ mineral properties. Canplats is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which Canplats has an interest.

A claim on any of Canplats’ mineral properties, especially where commercially productive mineral reserves have been located, could adversely affect Canplats’ long-term profitability as it may preclude entirely the economic development of a mineral property. Also, such a claim would affect Canplats’ current operations due to the high costs of defending against such claims and its impact on senior management’s time.

Canplats depends on key personnel for critical management decisions and industry contacts but has no employment contracts or key person insurance.

Canplats is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of the Registrant. The names of its key personnel are R.E. Gordon Davis, Robert A. Quartermain, Ross A. Mitchell, Linda J. Sue and Ken McNaughton. Canplats’ success is dependent to a great degree on its ability to attract and retain highly-qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require Canplats to seek and retain other qualified personnel and could compromise the pace and success of its exploration activities. Canplats does not maintain key person insurance in the event of a loss of any such key personnel. Also, certain management personnel of Canplats are officers and/or directors of other publicly- traded companies and will only devote part of their time to the Registrant.

Additionally, Canplats has relied on and is expected to continue relying upon consultants and others for exploration expertise. Canplats has entered into a management services agreement with Silver Standard Resources Inc., a related party, whereby general corporate management, administrative and technical services will be provided to the Registrant. In the event a body of commercial ore is discovered on any of Canplats’ properties, Canplats will likely require the expertise of such consultants and others for the development and operations of a producing mine.

Canplats will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and which may not be available, adversely affecting its operations.

Canplats does not generate any revenues from production and does not have sufficient financial resources to undertake by itself all of its planned exploration programs. Canplats has limited financial resources and has financed its operations primarily through the sale of securities such as common shares, flow-through common shares and special warrants. Canplats will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to Canplats’ existing shareholders. The amount of additional funds required will depend largely on the success of Canplats’ exploration programs. Based on Canplats’ current plans, it is expected that Canplats’ cash balance of $142,853 as at July 31, 2002 will be sufficient to meet operating requirements to January 31, 2003.

Further exploration programs will depend on Canplats’ ability to obtain additional financing which may not be available under favorable terms, if at all. If adequate financing is not available, Canplats may not be able to commence or continue with its exploration programs or to meet minimum expenditure requirements to prevent the full or partial loss of its mineral properties. Also, failure to meet Canplats’ share of costs incurred under joint venture agreements to which it is a party may result in a reduction of its interests in mineral properties. Furthermore, if other parties to such agreements do not meet their share of such costs, Canplats may be unable to finance the cost required to complete recommended programs.

Future issuance of Canplats’ common shares will result in dilution to the existing shareholders. Additionally, future sales of Canplats’ common shares into the public market may lower the market price which may result in losses to Canplats’ shareholders.

As of July 31, 2002, Canplats had 10,217,303 common shares issued and outstanding. Also, a further 790,000 shares consisting of 540,000 flow-through shares and 250,000 common shares were issued on August 2, 2002. A further 1,040,000 common shares are issuable upon exercise of outstanding stock options and 3,401,000 share purchase warrants, all of which may be exercised in the future resulting in dilution to Canplats’ shareholders. The 3,401,000 in share purchase warrants all expired unexercised on September 30, 2002. Of these amounts, officers and directors of Canplats own, as a group, 2,646,500 common shares and stock options to acquire an additional 725,000 common shares. Canplats may issue stock options to purchase an additional 360,000 common shares remaining under its existing stock option plan. Most of these common shares, including the common shares to be issued upon exercise of the outstanding options and warrants, are freely tradable.

Sales of substantial amounts of Canplats’ common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

Canplats’ common shares may experience extreme price and volume volatility which may result in losses to the shareholders of the Registrant.

On October 31, 2002, Canplats’ common shares closed at a price of $0.07. Since Canplats’ common shares were listed for trading on March 22, 2001 to October 31, 2002, the high and low trading prices were $0.42 and $0.05, respectively, with a total volume of 1,452,716 shares.

Trading volume in Canplats’ common stock has historically been limited with an average daily trading volume of 8,116 for the period from March 22, 2001 to October 31, 2002. Accordingly, the trading price of Canplats’ common stock could be subject to wide fluctuations in response to a variety of factors including announcement of material events such as mineral exploration results, changes in metal prices and general and industry-specific economic conditions.

Additionally, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It is expected that such fluctuations in price will continue to occur which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

Canplats’ common shares are considered “penny stock” which may have the effect of reducing the level of trading activity and make it more difficult to sell such shares.

Canplats’ shares are “penny stock” as defined by the Securities and Exchange Commission, which might affect the trading market for the shares. Penny stocks are generally equity securities with a price of less than U.S.$5.00 other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and compensation information must be given to the customer orally or in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as Canplats’ shares which are considered “penny stock”, and therefore make it more difficult to sell those shares.

Canplats has no history of paying dividends, does not intend to pay dividends in the foreseeable future and may never pay dividends.

Since incorporation, Canplats has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future as all available funds will be invested primarily to finance its mineral exploration programs. Canplats will need to achieve profitability prior to any dividends being declared which may never happen.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Canplats’ control and any one may have an adverse effect on its financial condition and operations.

Mineral exploration involves many risks, including the inability of Canplats to locate commercially productive mineral reserves, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which Canplats has a direct or indirect interest will be subject to all the hazards and risks normally incidental to resource companies, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. Other risks include injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The occurrence of any of these operating risks and hazards may have an adverse effect on Canplats’ financial condition and operations.

Although Canplats will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or Canplats might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Canplats could incur significant costs that may have a material adverse effect upon its financial condition and operations.

Canplats faces substantial competition from other mineral companies with much greater resources and may not be able to effectively compete which would have an adverse effect on Canplats’ financial condition and operations.

The resource industry is intensively competitive in all of its phases, and Canplats competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped Platinum group element properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Canplats’ ability to acquire suitable prospects for exploration in the future.

Mineral exploration is subject to governmental regulations and may become subject to additional governmental regulations in the future. If Canplats is unable to comply with these new regulations, its operations may be adversely affected.

Mineral exploration on Canplats’ properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. Any mineral exploration activities conducted by the Registrant, including commencement of production, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, mining, production, exports, taxes, labour standards, occupation health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. All permits required for the conduct of mining operations, including the construction of mining facilities, may not be obtainable by Canplats on reasonable terms which would have an adverse effect on any mining project Canplats might undertake. Additionally, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

To the best of Canplats’ knowledge, Canplats is and will be operating in compliance with all applicable regulations. However, amendments to current governmental laws and regulations affecting mining companies, or the more stringent application thereof, could adversely affect Canplats’ operations including the potential to curtail or cease exploration programs or to preclude entirely the economic viability of a mineral property. The extent of any future changes to governmental laws and regulations cannot be predicted or quantified, but it should be assumed that such laws and regulations will become more stringent in the future. Generally, new laws and regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new requirements.

Canplats’ activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

Although Canplats is not aware of any claims for damages related to any impact that its operations have had on the environment, it may become subject to such claims in the future. An environmental claim could adversely affect Canplats’ business due to the high costs of defending against such claims and its impact on senior management’s time.

Canplats conducts exploration activities primarily in the Province of Ontario, Canada. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. All phases of Canplats’ operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.

Although Canplats has adopted and is committed to an environmental policy designed to ensure compliance with all environmental regulations currently applicable, environmental hazards may exist on Canplats’ mineral properties, which hazards are not known to Canplats at present, that have been caused by previous or existing owners or operators.

Also, environmental regulations may change in the future which could adversely affect Canplats’ operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations will become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

Although Canplats does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of Platinum group elements, precious metals and base metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Canplats’ control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the economic viability of Canplats’ operations, cannot be accurately predicted.

Depending on the price obtained for any minerals produced, Canplats may determine that it is impractical to commence or continue commercial production.

ITEM 4. INFORMATION ON THE COMPANY

A. History of the Company

The Company was incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967 under the name Colby Mines Ltd. (N.P.L.). The Company is extra-provincially registered in the Province of Ontario, Canada. On January 11, 1977, the Company changed its name to Colby Mines Ltd. and then to Colby Resources Corp. on February 11, 1980. On October 14, 1999, the Company changed its name to International Colby Resources Corporation and consolidated its shares on a five for one basis. On March 15, 2000 the Company changed its name to “Canplats Resources Corporation”.

Canplats became a reporting issuer in the Province of British Columbia upon the issuance of a receipt for a prospectus on December 11, 1967. Canplats’ common shares were listed on the Vancouver Stock Exchange (a predecessor of the Canadian Venture Exchange) on June 21, 1972. In April 1992, the common shares of Canplats were delisted by the Vancouver Stock Exchange (“VSE”) for failure to pay sustaining fees. Canplats was the subject of cease trade orders issued by the British Columbia Securities Commission on September 9, 1992 and January 11, 1993, for failure to submit statutory filings. Both of these cease trade orders were rescinded by the British Columbia Securities Commission on January 22, 1993.

Canplats’ initial public offering prospectus was filed with and receipted by the British Columbia and Alberta Securities Commissions on February 14, 2001. Effective March 22, 2001, the common shares of Canplats commenced trading on the TSX Venture Exchange under the trading symbol CPQ. See “A. Share Capital” under “Item 10. Additional Information”.

The registered and records office of Canplats is located at Suite 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The telephone and facsimile numbers are (604) 689-3846 and (604) 689-3847, respectively.

During the fiscal year ended July 31, 2002, Canplats incurred a total of $553,169 in exploration and acquisition expenditures. The main areas of expenditures were $197,315 on the Voltaire-Johnspine property ($196,665 exploration; $650 acquisition), $177,376 on the Geikie property ($164,876 exploration; $12,500 acquisition), $103,084 on the Grand Bay property ($103,084 exploration; $nil acquisition) and $48,675 on the Posh property ($48,675 exploration; $nil acquisition).

Canplats’ principal capital expenditures during the fiscal year ended July 31, 2001 consists of $547,868 in exploration expenditures primarily on the Voltaire-Johnspine Property ($43,722 acquisition; $197,310 exploration), Grand Bay Property ($15,000 acquisition; $37,322 exploration), Posh Property ($49,920), Geikie Property ($10,850 acquisition; $105,896 exploration), Black Sturgeon Property ($31,428), Tartan Property ($20,080) and Mikinak West and East Property ($4,000 acquisition; $21,652 exploration).

Canplats has a total of 10 properties that will continue to have funds expended on them. The funds for this will come from further financings or from the exercise of stock options and warrants.

B. Business Overview

Canplats is a British Columbia junior resource company engaged in the acquisition and exploration of mineral resource properties. Where management determines that it is in the best interest of the Registrant, joint venture partners have been or may be sought to further explore certain properties. The Registrant, directly and through joint ventures, is in the process of exploring its mineral properties located in the Province of Ontario, Canada and has yet to determine whether any of these properties contain ore reserves that are economically recoverable. All of the properties in which Canplats currently holds interests are without a known body of commercial ore. Canplats is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

Following incorporation, Canplats was a junior resource company engaged in the acquisition and exploration of mineral resource properties. Following delisting of Canplats’ common shares by the VSE in April 1992, Canplats ceased to actively engage in the acquisition and exploration of mineral resource properties.

Canplats recommenced active acquisition and exploration of mineral properties in November 1997 when it acquired an option to acquire a 100% interest in the Horseshoe Island property near Cassummit Lake in the Red Lake Mining Division of Ontario. The Horseshoe Island property had exploration potential for gold mineralization but after spending $79,412 on acquisition and exploration costs, Canplats abandoned it and focused its attention on Platinum group element (“PGE”) properties, which it commenced acquiring by staking and optioning in January 1999. Since focusing on PGE properties, Canplats has acquired other mineral claim units in the Lake Nipigon area of Ontario.

Canplats’ principal mineral properties consist of seven properties located in the Province of Ontario, namely Voltaire-Johnspine, Stucco, Geikie, Posh, Grand Bay, Black Sturgeon and Mikinak West and East. Canplats holds interests in three other mineral properties located in the Province of Ontario, namely Awl Lake, Plateau Lake and North Fintry. Refer to Item 3. Key Information — D. Property, Plants and Equipment for a description of each of these mineral properties. Canplats is able to explore year round on its various Ontario properties. Summer is the preferred time for geochemical sampling and induced polarization geophysical surveying. Work over the April to May spring breakup is usually suspended.

Plan of Operation

During fiscal 2002 drilling programs were completed on Voltaire-Johnspine, Grand Bay, Mikinak West, Geikie, Posh and Stucco properties. Specific plans for additional work on these properties is contingent on the availability of financing.

a) Voltaire-Johnspine Property

As part of the Phase I and II programs, a total of 54.0 km. of grid lines were cut. Ground geophysical EM surveys were completed on 43.6 km. and 10.4 km. were sampled as part of a soil geochemical survey. Several drill targets were developed from the interpretation of data from these surveys. A preliminary 4 hole drill program was completed in February 2001 which totalled 742 metres. No significant values were intersected by this drilling. A second, 2 hole program was completed in April 2002, which totalled 1,054 metres. No significant values were intersected by this drilling. Several drill targets remain untested.

b) Stucco Property

On September 27, 2001, Canplats entered into an option agreement whereby Platinum Group Metals Ltd. (PTG) could earn 51% interest in the project in consideration of making staged payments over 48 months, totalling $65,000 and incurring exploration expenditures of $1 million. As of July 31, 2002, PTG had made payments totalling $40,000 and incurred exploration expenditures in excess of the scheduled $125,000. Work programs included airborne and ground geophysical surveys, geological mapping and drilling. No significant values have been intersected to date. Additional geophysical studies and drilling have been planned.

c) Geikie Property

Phase I and Phase II ground geophysical programs were completed. These included cutting 43.6 km. of grid lines which were used as a base for soil sampling and geological mapping. Ground IP and EM surveys were completed totalling 32.55 km. and 7.2 km. respectively. This work identified numerous drill targets, 7 of which were tested in October, 2001. A total of 842 metres of drilling was completed which locally intersected anomalous values in copper and palladium. Several deep drill targets remain untested.

d) Posh Property

Work programs consisting of line cutting, soil sampling, geophysical studies and drilling were completed throughout the year. A total of 15 km. of grid was cut on which were run 15 km. of IP surveys, 8 km. of soil sampling and 5.8 km. of EM surveys. A two hole drill program, totaling 274 metres was completed in October, 2001. Anomalous values in copper and palladium were locally intersected. Several deep drill targets remain untested.

e) Grand Bay Property

Work on this property was carried out in several programs. A total of 21 km. of line cutting provided the grid for 19.2 km. of IP surveys, 6.1 km. of EM geophysical surveys. This work was followed-up by a single hole drill program which totaled 410 metres. No significant values were intersected by this drill hole which did not penetrate the base of the intrusive.

f) Black Sturgeon Property

A total of 12.5 km. of grid lines were cut and soil sampled. An EM geophysical survey was completed over 6 km. of the grid.

g) Tartan Lake Property

In fiscal 2002, Canplats entered into an option agreement with Redstar Resource Corp., under which Redstar would earn a 50% interest. Redstar terminated its option of the property on February 1, 2002. No additional work was completed on the property and the claims lapsed on March 8, 2002. Canplats no longer holds any interest in the property.

h) Mikinak West and East Property

A work program was undertaken in September, 2001, consisting of 13 km. of line cutting, 13 kilometers of magnetic geophysical survey and 6 km. of EM geophysical survey. Subsequent to this, Teck Cominco Limited entered into an option agreement where they could earn up to 60% interest in the project by making staged payments and incurring work expenditures of $2.25 million over six years. Teck Cominco has completed additional geophysical survey and an initial drill program. No significant values were intersected by that drill program. Subsequent to this work, Canplats received notice that Teck Cominco would be discontinuing their option on the project. Canplats is awaiting their final report and will make recommendations for additional work after reviewing the data.

C. Organizational Structure

Canplats is neither part of a group nor has interests in significant subsidiaries.

D. Property, Plants and Equipment

Mineral Properties

As at July 31, 2002, the following table summarizes all mineral properties held by or in which Canplats has an interest:

                                       Claim             Number                  Type of
   Property Name                     Units [1]         of Claims             Acquisition [3]            Interest
   ------------------------------- -------------- -- --------------- ---- ----------------------- -- ----------------
   Principal Properties
      Voltaire-Johnspine                  815                62                   Staked                    100%
      Stucco                              314                23                   Staked                    100%
      Geikie                              382                26              Purchased/Staked               100%
      Posh                                128                 8                  Optioned                    75%
      Grand Bay                            76                 5                  Optioned                    75%
      Black Sturgeon                       64                 4                   Staked                    100%
      Mikinak West and East               180                14                  Optioned                    50%
   Other Properties
      Awl Lake                             80                 5                 Purchased                   100%
      Plateau Lake [2]                     52                 4              Optioned/Staked                 50%
      North Fintry                         48                 4                   Staked                    100%
                                   --------------    ---------------

   Total                                2,139               155

                                   ============== == ===============

(1)     One claim unit covers an area of 16 hectares (40 acres).

(2)     Property under option to Prism Resources Ltd. See “Other Mineral Properties – c) Plateau Lake Property” under this section.

(3)     The various types of interests are as follows:

Staked — the Company acquired the property through direct staking which is the primary method of acquiring exploration rights from the Province of Ontario;
Optioned — the Company optioned the property held by others who previously staked the ground; and
Purchased — the Company purchased the property rights from a third party.

Canplats holds a total of 2,139 claim units, 2,039 of which are in 8 groups located within the Nipigon Plate area near Thunder Bay, Ontario. The principal properties of Canplats consist of seven properties within the Nipigon Plate area, namely Voltaire-Johnspine, Stucco, Geikie, Posh, Grand Bay, Black Sturgeon and Mikinak West and East. A principal property is selected on the basis of geophysical survey evidence of similarities to known economic deposits.

General Geology, Mineral Deposits and Reserves

The Nipigon Plate-Lake Superior area has been interpreted to potentially be a favourable setting for PGE bearing deposits. At this time, no mineral deposits or resources have been defined on any of Canplats’ properties. Canplats’ properties are without a known body of commercial ore. The Nipigon Plate is one of the largest areas of Proterozoic rocks in the world. Widespread diabase (dolerite) sills called the Logan Sills cover an area measuring 200 kilometres by 250 kilometres.

In Lake Superior, the Mid-Continental Rift occurs which extends northward through the Nipigon Plate, takes the form of the Black Sturgeon Fault. It is now apparent that this fault and a series of parallel faults are the main structures that are related to the feeder system of the mafic intrusives of the Logan Sills event as well as older and younger intrusives. The Logan Sills have intruded sediments of the Sibley Group which consist of sandstones and conglomerates.

All of Canplats’ properties in the Nipigon Plate area were either staked or optioned because they covered a discreet magnetic high which is interpreted to be the magnetic expression of a layered mafic-ultramafic body located beneath the diabase sills (Logan Sills). Exploration efforts were focussed on the definition of potential sulphide targets.

Principal Mineral Properties

The following is a description of Canplats’ principal mineral properties and its interest in such properties. The descriptions of these properties are derived from the Report on the Nipigon Plate Platinum Group Element-Nickel Copper Properties dated October 16, 2000, prepared for Canplats by R. Cavén, P.Eng. and K. Cunnison, FGAC included as an exhibit to the July 31, 2001 Form 20-F registration statement.

a) Voltaire-Johnspine Property

Acquisition Details

Canplats staked 641 of the claim units comprising the Voltaire-Johnspine Property between February 1999 and May 2000. A further 508 claim units were staked between January and July 2001, all of which Canplats has a 100% interest in. The Voltaire-Johnspine Property is comprised of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Chief Bay and Mount Lake. Canplats has obtained a title opinion in respect of, among other properties, the Voltaire-Johnspine Property from Carrel & Partners, Barristers and Solicitors, of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion. The number of claim units has been subsequently reduced by 334, to the new total of 815.

Description and Location

The Voltaire-Johnspine Property consists of 815 claim units covering an area of approximately 13,040 hectares and is located approximately five kilometres south-west of the Gull River Indian Reservation and 65 kilometres north of the Lac des Iles mine, on the Voltaire Lake and Nipigon House claim sheets, Thunder Bay Mining Division, Ontario. The property is traversed by Highway 527 that links the City of Thunder Bay, Ontario to the Town of Armstrong, Ontario. Gravel timber roads extend west of the highway through the property and branch roads reach the northern part of the property.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Voltaire-Johnspine Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
              2                      32          February 12, 1999      August 12, 2002 *             $12,800
              7                      96          April 26, 1999         Oct. 26, 2002 *               $30,748
             15                     187          January 5, 2001        Jan 5, 2003                   $74,800
              9                     122          February 12, 1999      Feb 12, 2003                  $45,258
              2                      31          April 19, 2001         April 19, 2003                $12,400
              1                      15          April 25, 2001         April 25, 2003                 $6,000
              3                      41          April 26, 1999         April 26, 2003                 $7,466
              1                      16          April 26, 1999         April 26, 2004                 $6,400
             16                     210          April 27, 2001         April 27, 2003                $84,000
              2                      21          May 23, 2001           May 23, 2003                   $8,400
              4                      44          July 10, 2001          July 10, 2003                 $17,600
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

* Approval of submitted assessment work pending.

Geology

The property covers the northward extension of the Black Sturgeon Fault, which is interpreted to be the failed arm of the Mid-Continental Rift that extends from the southern United States to Lake Superior.

A series of magnetic anomaly patterns on the property are interpreted to reflect the presence of favourable host rocks and are localized along the Black Sturgeon Fault or along a major cross fault parallel to the Quetico Fault. The exploration targets are flat-lying to shallow dipping layers of disseminated to massive sulphides at the base of the large diabase sills that occur in the area of the property.

The property is mainly covered by a sand plain, however diabase outcrops were noted to the side of the magnetic anomalies seen on the airborne magnetic survey. An extensive crescent shaped aeromagnetic anomaly on the property suggests a large mafic intrusive occurs along the west side of the Black Sturgeon Fault. Parallel north trending rift faults are interpreted to occur 10 kilometres west of the Black Sturgeon Fault on the property.

b) Stucco Property

Acquisition Details

Canplats acquired the claims, which comprise the Stucco Property, by staking in late December 1999, and April 2000 and has a 100% interest in such claims. Canplats has obtained a title opinion in respect of, among other properties, the Stucco Property from Carrel+Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion.

On September 27, 2001, the Company entered into a joint venture agreement with Platinum Group Metals Ltd. (PTG) a Canadian-based mineral exploration company. Under the agreement, PTG could earn 51% interest in the project by making cash payments to Canplats in the amount of:

$15,000 within 10 days of the date of the agreement (paid)
$ 15,000 within 1 month of the date of the agreement (paid)
$ 10,000 within 6 months of the date of the agreement (paid)
$ 10,000 within 24 months of the date of the agreement
$ 15,000 within 48 months of the date of the agreement.

for a total of $65,000, and by completing the following exploration expenditures as defined below:

$ 80,000 within 3 months of the date of the agreement (completed)
$125,000 within 12 monthsof the date of the agreement (completed)
$1,000,000 within 48 months of the date of the agreement.

PTG can earn an additional 9% in the property by completing a feasibility study of the project.

Description and Location

The Stucco Property consists of 314 claim units covering an area of approximately 5,024 hectares. The property is located on the Rightangle and Circle Lake claim maps, Thunder Bay Mining Division, Ontario and is approximately 30 kilometres east of the Lac des Iles mine and is accessed from Highway 527 by a main forestry road and several branch roads.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Stucco Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
             11                     162          Dec. 23, 1999          Dec. 23, 2002                 $64,446
              8                      96          April 4, 2000          April 4, 2003                 $37,673
              3                      40          Dec. 23, 1999          Dec. 23, 2003                 $15,548
              1                      16          Aug. 13, 2001          Aug. 13, 2004                  $6,400
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

Geology

The property covers a linear magnetic high which is associated with the eastern extension of the Quetico Fault. Several lake sediment samples, taken from the lakes which overlie the magnetic feature by the Geological Survey of Canada, had anomalous nickel values.

The property is predominantly covered by diabase, although a gabbro outcrop was found to the south of Stucco Lake. Further south, sediments and volcanics were found on the property.

c) Geikie Property

Acquisition Details

Canplats acquired a 100% interest in seven claims (108 claim units) under an agreement (the “Patrie Agreement”) dated April 28, 1999 with Bryan Patrie on payment of $10,000 (paid), the granting of a 1% net smelter returns royalty and the issuance of up to 100,000 common shares. The common shares are to be issued, subject to regulatory approval, in four equal instalments of 25,000 common shares each at six-month intervals and by October 31, 2002 all shares had been issued. Canplats may purchase the net smelter returns royalty at any time on payment of $500,000. Bryan Patrie is at arm’s length to the Registrant.

In April and May 2000, Canplats staked an additional 24 claims consisting of 335 claim units in the area surrounding the claims acquired under the Patrie Agreement. An additional three claims (46 claim units) were staked in May 2001. The 27 claims staked by Canplats and seven claims acquired under the Patrie Agreement are together known as the Geikie Property.

Canplats has obtained a title opinion in respect of, among other properties, the Geikie Property from Carrel & Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion. The number of claim units has been subsequently reduced by 107 to the new total of 382.

Description and Location

The Geikie Property consists of 382 claim units (26 claims) and covers an area of approximately 6,122 hectares. The property is located on Highway 527 on the boundary of the Cheeseman Lake, Kitchen Lake, Lunch Creek and Chief Bay claim maps, Thunder Bay Mining Division, Ontario, and is 15 km north of the road entrance to the Lac des Iles mine and 120 km north of Hwy 17-11 in Thunder Bay, Ontario.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Geikie Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
              2                      28          February 12, 1999      February 12, 2003              $4,848
              5                      64          April 10, 2000         April 10, 2003                $24,867
              3                      48          April 26, 1999         April 26, 2003                $19,200
              6                      96          April 26, 2000         April 26, 2003                $38,180
              5                      68          May 12, 2000           May 12, 2003                  $26,563
              3                      46          May 23, 2001           May 23, 2003                  $18,400
              2                      32          Feb. 12, 1999          Feb. 12, 2004                  $9,188
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

Geology

The property covers an extensive east west trending magnetic anomaly which forms part of a 40 kilometre elliptical structure that may be a large cone shaped mafic intrusion. Anomalous copper and cobalt lake sediment samples occur on or near the property. The sediment samples were collected as part of a regional lake sediment program by the Geological Survey of Canada/Ontario Geological Survey in the 1980‘s and 1998.

The Geikie property is covered with occasional outcrops of diabase, however a very coarse-grained highly magnetic phase of the diabase was noted on Hwy 527 where BL 0 crosses the highway. Pyroxene crystals occur as bundles in this phase. This rock also contained two remanent magnetic directions and occurs where minor hematization and more intensive fracturing occurs suggesting a thermal event below the diabase that caused these phenomena. Beaches on the northeast shore of Cheeseman Lake contain abundant black sand which may have been derived from the weathering of mafic to ultramafic rocks. The extensive copper-cobalt-palladium geochemical anomaly on the southwest side of this claim group suggests the presence of a mineralized mafic-ultramafic intrusive beneath the thin diabase cover.

d) Posh Property

Acquisition Details

Under an agreement (the “Posh Underlying Agreement”) dated February 15, 1999 between East West and Dan Patrie, East West acquired an option to acquire a 100% interest in seven claims consisting of 112 claim units. In order to acquire its interest in the property, East West is required to pay Dan Patrie $15,000 (paid) and issue to Dan Patrie 100,000 common shares (issued) in its capital in four equal instalments of 25,000 common shares each at six-month intervals commencing following Exchange approval of the acquisition. In addition, East West granted Dan Patrie a 1% net smelter returns royalty, which can be purchased by East West for $500,000. On April 6, 1999, the Exchange approved the Posh Underlying Agreement.

In April 1999, two additional claims (consisting of 32 claim units) were staked in the area surrounding the claims acquired under the Posh Underlying Agreement. The two additional claims and seven claims acquired under the Posh Underlying Agreement are together known as the Posh Property.

Under an option agreement (the “Posh Agreement”) dated June 30, 1999 between East West and the Registrant, East West granted Canplats an option to acquire up to a 75% interest in the Posh Property. In order to earn a 50% interest in the property under the Posh Agreement, Canplats is to pay East West $1,000 (paid) on execution of the Posh Agreement and a further $29,000 (paid) on June 30, 2001 and incur exploration expenditures on the property of $40,000 on or before December 30, 2000 and a further $60,000 on or before June 30, 2001. The Posh Agreement was subsequently amended to allow completion of the initial exploration expenditures by December 31, 2001 and by this date, Canplats had met the $100,000 exploration obligation. On earning a 50% interest in the property, Canplats may earn a further 25% interest in the property by incurring exploration expenditures on the property of $400,000 on or before June 30, 2003. East West and Canplats share a common director, James W. Tutton, and are considered to be related parties.

In April 2000, Canplats staked a further two claims consisting of 28 claim units adjacent to the existing Posh claims. In September 2000, Canplats staked a further four claims consisting of 45 claim units adjacent to the existing Posh claims. Under an amending agreement dated September 30, 2000, East West and Canplats agreed to include such additional 73 claim units as part of the Posh Property under the Posh Agreement.

Canplats has obtained a title opinion in respect of, among other properties, the Posh Property from Carrel & Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion. Subsequent to this, the Company elected to reduce the number of claims units by 89 to the new total of 128.

Description and Location

The Posh Property is a 128 claim unit property consisting of 8 claims and covering approximately 2,048 hectares. The Posh Property is located about 40 kilometres north-east of the Lac des Iles mine, half way between the Geikie Property and the Stucco Property described above. Forestry roads, which originate from Highway 527, access the property.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Posh Property are set out below:

------------------------- ------------------- ------------------------- ------------------------ --------------------
    Number of Claims       Number of Claim         Recording Date             Expiry Date             Required
                                Units                                                              Assessment Work
------------------------- ------------------- ------------------------- ------------------------ --------------------
              7                  112          February 12, 1999         February 12, 2003               $42,936
              1                   16          April 26, 1999            April 26, 2003                   $6,400
------------------------- ------------------- ------------------------- ------------------------ --------------------

Geology

The claims cover a 6.4 kilometre-long magnetic anomaly, which is oriented in a north-easterly direction and is associated with a structure which extends from the Lac des Iles mine and continues to the north-east where it passes below Lake Nipigon in the vicinity of the Grand Bay property. The magnetic anomaly also sits within a larger elliptical ring or cone structure as observed in the aeromagnetic data. Therefore, the magnetic anomaly may reflect an ultramafic feeder to a larger intrusion in the area.

e) Grand Bay Property

Acquisition Details

Under an agreement dated February 15, 1999 between Canadian Golden Dragon Resources Ltd. (“Golden Dragon”) and Michael MacIsaac, Golden Dragon acquired an option to acquire a 100% interest in five claims consisting of 76 claim units and known as the Grand Bay Property. In order to acquire its interest in the property, Golden Dragon is required to pay Michael MacIsaac $10,000 (paid) and issue to Michael MacIsaac 100,000 common shares (issued) in its capital in four equal instalments of 25,000 common shares each at six-month intervals commencing following Exchange approval of the acquisition. In addition, Golden Dragon granted Michael MacIsaac a 1% net smelter returns royalty, which can be purchased by Golden Dragon for $500,000. On March 25, 1999, the Exchange approved the acquisition of the Grand Bay Property.

Under an option agreement (the “Grand Bay Agreement”) dated June 30, 1999 between Golden Dragon and the Registrant, Golden Dragon granted Canplats an option to acquire up to a 75% interest in the property. In order to earn a 50% interest in the property under the Grand Bay Agreement, Canplats is to pay Golden Dragon $1,000 (paid) on execution of the Grand Bay Agreement, $10,000 on June 30, 2000 (paid) and a further $15,000 (paid) on June 30, 2001 and incur exploration expenditures on the property of $40,000 on or before December 30, 2000 and a further $60,000 on or before June 30, 2001. The Grand Bay Agreement was subsequently amended to allow completion of the initial exploration expenditures by December 31, 2001 and by this date, Canplats had met the $100,000 exploration obligation. On earning a 50% interest in the property, Canplats may earn a further 25% interest in the property by incurring exploration expenditures on the property of $400,000 on or before June 30, 2003. Golden Dragon is at arm’s length to the Registrant.

Canplats has obtained a title opinion in respect of, among other properties, the Grand Bay Property from Carrel & Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion.

Description and Location

The Grand Bay Property consist of 76 claim units (5 claims) covering an area of approximately 1,216 hectares. The property and is located on the west shore of Lake Nipigon near Black Sturgeon Bay.

The claims can be accessed via Hurket Road which joins Highway 527 near Kabitotikwia, Ontario with Hurkett located on Highway 17 between Dorion and Redrock, Ontario. The claims can also be accessed via the Poskokagan River from Hurkett Road.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Grand Bay Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
            2                     32             February 12, 1999      February 12, 2004              $4,401
            3                     44             February 12, 1999      February 12, 2005             $11,454
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

Geology

The property covers a 2.4 kilometre-long magnetic anomaly that extends south-west from the Black Sturgeon Fault. It lies immediately north of the intersection of the Black Sturgeon Fault and an interpreted fault parallel to the Quetico Fault which is associated with the Lac des Iles mine.

The west side of the Grand Bay Property is covered by overburden, and the east side of the property contains diabase outcrops along the shore of Chief Bay.

f) Black Sturgeon Property

Acquisition Details

Canplats staked the claims, which comprise the Black Sturgeon Property, in March 1999 and April 2000 and has a 100% interest in such claims. Canplats has obtained a title opinion in respect of, among other properties, the Black Sturgeon Property from Carrel+Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion.

Description and Location

This Black Sturgeon Property consists of 64 claim units covering an area of approximately 1,024 hectares. The property is located on the ground between Black Sturgeon Lake and Lake Nipigon, Ontario and is accessed via Hurket Road from Highway 17, which joins Highway 527 at Kabitotikwia, Ontario. The claims are also accessible by boat.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Black Sturgeon Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
              3                     48           March 15, 1999         March 15, 2003                $16,312
              1                     16           April 10, 2000         April 10, 2003                 $3,621
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

Geology

This 64 claim unit property covers a magnetic anomaly adjacent to the Black Sturgeon Fault roughly 5 kilometres south of the Grand Bay anomaly. The anomaly extends eastward from the Black Sturgeon Fault and is associated with an east-west fault parallel to the Quetico Fault.

Extensive diabase outcrops cover the property.

g) Tartan Lake Property

Acquisition Details

Canplats acquired the 4 claim, 56 claim unit Tartan Lake Property by staking and held a 100% interest in such claims. Canplats has obtained a title opinion in respect of, among other properties, the Tartan Lake Property from Carrel+Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion.

On the 20th of June, 2001, the Company entered into an agreement with Redstar Resources Corporation (RRC), whereby RRC could earn up to a 50% interest in the property by making the following stayed payments:

$ 5,000 on or before June 1, 2001 (paid)
$15,000 on or before December 1, 2001
$20,000 on or before June 1, 2003
$30,000 on or before June 1, 2004;

and by incurring exploration and development expenditures totalling $750,000 in aggregate amounts of:

$50,000 in aggregate of work on or before December 1, 2001
$ 75,000 in aggregate of work on or before June 1, 2002
$275,000 in aggregate of work on or before June 1, 2003
$500,000 in aggregate of work on or before June 1, 2004
$750,000 in aggregate of work on or before June 1, 2005

RRC did not complete any work on the property and terminated their option on February 1, 2002. Canplats elected not to renew the claims, which lapsed on March 8, 2002. The Company no longer holds any interest in the property.

Description and Location

The Tartan claim group covers an area of approximately 896 hectares and is accessed by a gravel road that extends east of Hwy 527 to Hwy 17 at a point near Dorion, Ontrario. The claim group is situated three kilometres south of Greenwich Lake on the Tartan Lake claim sheet.

h) Mikinak West and East Property

Acquisition Details

Under an option agreement dated February 12, 2000 with Ken Fenwick and Don Leishman, East West acquired an option to acquire a 100% interest in the Mikinak West and East Property on the payment of $40,000 in staged cash payments over 48 months, the issuance of 100,000 common shares of East West in installments of 25,000 shares (all of which have been issued), the granting of a 2% net smelter returns royalty and the incurring of exploration expenditures of $10,400 (incurred) on or before April 27, 2000. East West may purchase 0.8% of the net smelter returns royalty on payment of $800,000.

Under an option and joint venture agreement between Canplats and East West dated March 17, 2000, on Canplats funding a total of $20,000 in option payments to the vendors and assessment work on the property, East West and Canplats will enter into a joint venture on an equal basis in respect of the property. East West and Canplats share a common director, James W. Tutton, and are considered to be related parties.

Canplats has obtained a title opinion in respect of, among other properties, the Mikinak West and East Property from Carrel & Partners, Barristers and Solicitors of Thunder Bay, Ontario dated November 23, 2000. No material defects in title were reported in the title opinion.

On March 25, 2002, Teck Cominco Limited (TCL) entered into an option agreement whereby TCL could earn a 51% interest in the project by making the following payments and incurring cumulative exploration expenditures of:

         ------------------------------------ --------------------------------------- ----------------------------------
                                              Non-cumulative                          Cumulative
         On or before                           Cash payment                          Expenditures

         ------------------------------------ --------------------------------------- ----------------------------------
         ------------------------------------ --------------------------------------- ----------------------------------
         June 30, 2002                        $  10,000 (paid)                        $  25,000 (completed)
         ------------------------------------ --------------------------------------- ----------------------------------
         ------------------------------------ --------------------------------------- ----------------------------------
         April 30, 2003                       $  25,000                               $   75,000 (completed)
         ------------------------------------ --------------------------------------- ----------------------------------
         ------------------------------------ --------------------------------------- ----------------------------------
         April 30, 2004                       $  30,000                               $ 175,000
         ------------------------------------ --------------------------------------- ----------------------------------
         ------------------------------------ --------------------------------------- ----------------------------------
         April 30, 2005                       $  35,000                               $ 400,000
         ------------------------------------ --------------------------------------- ----------------------------------
         ------------------------------------ --------------------------------------- ----------------------------------
         April 30, 2006                               --                              $ 750,000
         ------------------------------------ --------------------------------------- ----------------------------------

TCL can acquire an additional 9% interest in the project by incurring additional exploration expenditures of $1.5 million over two years. Subsequent to fiscal 2002, TCL gave notice that it was terminating the agreement.

Description and Location

The Mikinak West and East Property is comprised of two claim blocks located 50 kilometres and 60 kilometres, respectively, east of the Lac des Iles mine. Mikinak West consists of 149 claim units (12 claims) covering approximately 2,384 hectares. Mikinak East covers an area of approximately 496 hectares and consists of 31 claim units (2 claims).

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Mikinak West and East Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
              2                     31           April 25, 2000         April 25, 2003                $12,138
              2                     31           April 27, 1999         April 27, 2003                $12,400
              4                     52           May 12, 2000           May 12, 2003                  $20,800
              2                     17           Oct. 26, 2001          Oct. 26, 2003                  $6,800
              2                     21           Nov. 19, 2001          Nov. 19, 2003                  $8,400
              2                     28           May 12, 2000           May 12, 2004                  $11,096
------------------------- ---------------------- ---------------------- ---------------------- ----------------------

Geology

These two claim blocks are located 50 kilometres and 60 kilometres, respectively, east of the Lac des Iles mine. Mikinak West is contiguous to the north-east of the Circle Lake property (see “Other Mineral Properties” under this section) and covers the extension of the same geologic and geophysical trends. Mikinak East covers a magnetic high on the east side of Black Sturgeon Lake.

Exploration History

There had been no recorded exploration activity on any of the principal properties, other than regional surveys and mapping funded by both the Ontario and Federal governments. These surveys include airborne magnetic surveys, completed in 1962 and updated in 1991; regional geologic mapping between 1965 and 1991; widely spaced lake bottom geochemical sampling in 1977; and a detailed lake bottom geochemical sampling program released in May and September 2000.

Exploration activities, in the form of geologic mapping, airborne magnetic and electromagnetic (EM) surveys, and ground magnetic and induced polarization (IP)/resistivity surveys, were carried out by Canplats on certain of its properties during the summer of 1999, and in January to February 2000, at an aggregate cost of $177,231.

During the fiscal years ended July 31, 2002 and July 31, 2001, a total of $553,169 and $547,868 was spent on all Canplats’ mineral properties. The details of this work for each property are listed below.

a) Voltaire-Johnspine Property

During the summer of 1999 and in January and February 2000, a total of 37.1 kilometres of lines were cut and surveyed for total field magnetics. In addition, eight kilometres of IP/resistivity survey were completed over the northernmost target. Several weak IP anomalies occur near the magnetic high suggesting the presence of disseminated sulphides. The airborne EM survey identified numerous 12 channel responses in association with the main magnetic feature as well as several flanking responses. In the absence of any known graphitic occurrences, these indicate the possible presence of massive sulphide conductors. The total cost for this work was $65,234.

During the fiscal year ended July 31, 2001, a total of $241,032 was spent on the Voltaire-Johnspine property. A total of 23.8 kilometres of ground magnetic and 34 kilometres of electromagnetic surveys were completed over several anomalies identified in earlier airborne surveys. Three target areas that were accessible under break-up conditions were drill-tested. The first hole penetrated a diabase sill followed by Proterozoic sediments and Archean metamorphic formations. The second hole intersected 300 metres of an intrusive gabbro body containing a section anomalous in copper. The third hole went through diabase into Archean iron formation, metamorphic units and a hornblendite intrusive body. Both the gabbro and hornblendite in Holes 2 and 3 resemble intrusives in the Las des Iles palladium mine area. Geochemical surveys and mapping will be carried out to assist in prioritising drill targets, particularly in the Mount Lake area in the northern part of the property where government lake bottom sediment samples yielded anomalous copper, palladium and gold values.

During the fiscal year ended July 31, 2002, a total of $196,665 was spent on the Voltaire-Johnspine property. A two-hole drilling program was completed in April 2002, which totalled 1,054 metres. These holes tested the base of magnetic anomalies that were modeled from data derived from a high definition airborne magnetic survey completed in February 2002. No significant values were intersected by this drilling. The hole testing the Gull River anomaly did intersect olivine rich (35%) gabbros beneath 400 metres of Archean meta-sandstones, as predicted by the magnetic modeling. Several anomalies remain untested which overlie the projected extension of the Garden Lake Greenstone belt, which presumably would provide the sulphur necessary for the formation of nickel or copper sulphides.

b) Stucco Property

During the summer of 1999 and in January and February 2000, this property was covered by two flight lines of the airborne EM survey with a separation of 1600 metres at a cost of $5,702. Only weak conductors were found associated with magnetic anomaly suggesting this area would likely host a disseminated style of mineralization.

On September 27, 2001, the Company entered into an option agreement whereby Platinum Group Metals Ltd. (PTG) could earn a 51% interest in the project in consideration of making staged payments over 48 months, totalling $65,000 and incurring exploration expenditures of $1 million. As of fiscal year-end, PTG had made payments totalling $40,000 and incurred exploration expenditures in excess of the scheduled $125,000. Work programs included airborne and ground geophysical surveys, geological mapping and drilling. No significant values have been intersected to date. Additional surveys have been planned on the property and on adjoining claims where Canplats and East West Resources have interests.

c) Geikie Property

During the summer of 1999 and in January and February 2000, a total of 6.8 kilometres of magnetometer and IP surveys were completed on two north-south lines and one east-west line. Two separate anomalies were detected, one of which correlates with a very high copper-cobalt lake sediment anomaly. The airborne EM survey identified weak conductors associated with the IP anomalies supporting the potential for disseminated sulphides. The total cost for this work was $24,585.

During the fiscal year ended July 31, 2001, a total of $116,746 was spent on the Geikie property. A total of 22 kilometres of induced polarization (IP) surveys have identified a number of anomalies, both peripheral to and directly associated with magnetic anomalies. The grid has been expanded by an additional 30.7 kilometres. Magnetometer and EM surveys were completed over the entire grid. Soil samples were collected from approximately 30 kilometres of the grid. There is a close relationship between the anomalies and extensive high geochemical values in copper, palladium and gold from a previous government lake bottom sediment sampling program.

During the fiscal year ended July 31, 2002, a total of $164,876 was spent on the Geikie property. Ground IP and EM surveys were completed totalling 32.55 km and 7.2 km respectively. This work identified numerous drill targets, seven of which were tested in October 2001. A total of 842 metres of drilling was completed which locally intersected anomalous values in copper and palladium. Most of this drilling was focused on locating a near surface Lac des Iles-type target. The deeper holes were progressively becoming more olivine and magnesium-rich with depth.

A high definition airborne magnetic survey was flown in the summer of 2002. Modeling of this data has identified several deep-seated targets reflecting possible accumulations of nickel or copper sulphides at the base of a conical-shaped intrusion.

d) Posh Property

These claims were covered by 14.4 kilometres of magnetometer and IP survey. A strong north-east south-west magnetic anomaly was outlined which correlates with the flanking and central parts of the IP survey results. These are associated with weak airborne EM conductors suggesting the presence of disseminated mineralization. The cost of this work was $40,715.

During the fiscal year ended July 31, 2001, a total of $49,920 was spent on the Posh property. A total of 14.2 kilometres of IP surveys were completed and have identified anomalies coincident with the magnetic high. Further geochemical sampling of eight kilometres of the grid and mapping are underway.

During the fiscal year ended July 31, 2002, a total of $48,675 was spent on the Geikie property. A total of 15 km of grid was cut on which were run 15 km of IP survey, 8 km of soil sampling and 5.8 km of EM survey. A two-hole diamond drill program, totalling 274 metres was completed in October 2001. Anomalous values in copper and palladium were locally intersected. A detailed airborne magnetic survey was completed in the summer of 2002. Modeling of this data is suggesting the possible presence of a large mafic body having been intruded up along a regional break. These deep-seated targets remain untested.

e) Grand Bay Property

During the summer of 1999 and in January and February 2000, a total of 10.3 kilometres of lines were cut and surveyed for total field magnetics. Frozen ground conditions allowed only six kilometres of the grid to be surveyed for IP/resistivity. These surveys identified weak flanking magnetic anomalies. The airborne EM survey located strong, 12-channel responses suggesting the presence of massive sulphides. The cost of this work was $23,011.

During the fiscal year ended July 31, 2001, a total of $52,322 was spent on the Grand Bay property. A total of 13.2 kilometres of IP surveys and eight kilometres of soil sampling were completed.

During the fiscal year ended July 31, 2002, a total of $103,084 was spent on the Grand Bay property. Work on this property has been carried out in several programs. A total of 21 km of line cutting provided the grid for 19.2 km of IP survey, 6.1 km of EM geophysical survey. This work was followed-up in November 2002 by a single drill hole which totalled 410 metres. This hole intersected a series of mafic sills which were becoming olivine-rich (up to 25%) with depth. Modeling of magnetic data from a survey flown in January 2002 showed that the drill hole was on the verge of penetrating the top of the source of the magnetic anomaly. Any accumulations of nickel sulphides would be at the base of the intrusion, projected to be an additional 400 metres below the bottom of the drill hole.

f) Black Sturgeon Property

During the summer of 1999 and in January and February 2000, the property was covered by two flight lines of the airborne EM/ magnetometer survey at a cost of $31,428. Strong, 12-channel responses were identified, suggesting the presence of sulphides.

During the fiscal year ended July 31, 2001, a total of $51,647 was spent on the Black Sturgeon property. A total of 13.0 kilometres of IP surveys were completed.

During the fiscal year ended July 31, 2002, a total of $18,909 was spent on the Black Sturgeon property. A total of 12.5 km of grid lines were cut and soil-sampled. An EM geophysical survey was completed over 6 km of the grid. A detailed airborne magnetic survey flown in February delineated a series of intersecting structures along which mafic rocks have been intruded. Exploration targets exist at the intersections of the limbs of the intrusions.

g) Tartan Lake Property

Minimal exploration work has been carried out on the Tartan Lake Property by the Registrant.

During the fiscal year ended July 31, 2001, a total of $31,428 was spent on the Tartan Lake property. A total of 71.6 kilometres of line cutting and 70.0 kilometres of magnetometer surveys were completed.

During the fiscal year ended July 31, 2002, a total of $680 was spent on the Tartan Lake property. The claims were allowed to lapse and all costs relating to the property were written off.

h) Mikinak West and East Property

The Mikinak West and East claims were surveyed with induced polarization. During the fiscal year ended July 31, 2001, a total of $21,652 was incurred on the property.

During the fiscal year ended July 31, 2002, a total of $10,469 (net) was spent on the Mikinak properties by Canplats. A work program on Mikinak West was undertaken in September, 2001, consisting of 13 km of cutting, 13 km of magnetic geophysical survey and 6 km of EM geophysical survey. Subsequent to this, Teck Cominco Limited entered into an option agreement where they could earn up to 60% interest in the project by making staged payments and incurring work expenditures of $2.25 million over six years. Teck Cominco has completed an additional geophysical survey and an initial drill program of over 500 metres. No significant values were intersected by that drill program. Subsequent to this work, the Company has received notice that Teck Cominco would be discontinuing their option of the project. The Company is awaiting their final report and will make recommendations for additional work after reviewing the data.

Other Mineral Properties

a) Circle Lake

Acquisition Details

Canplats staked the claims, which comprise the Circle Lake Property, in March and May 2000 and had a 100% interest in such claims. Canplats had not obtained a title report in respect of the Circle Lake Property. The claims were allowed to lapse in fiscal 2002 and $15,382 in accumulated property costs were written off.

Description and Location

The Circle Lake Property consisted of 196 claim units (15 claims) covering an area of approximately 3,136 hectares. The property covers the north-west extension of the Stucco Property magnetic anomaly, which is also parallel to the Quetico fault.

b) Boomer Lake

Acquisition Details

Canplats staked the claims, which comprise the Boomer Lake Property, in May 2000 and has a 100% interest in such claims. Canplats has not obtained a title report in respect of the Boomer Lake Property. The claims were allowed to lapse in fiscal 2002 and $8,192 in accumulated property costs were written off.

Property Description

The Boomer Lake Property consisted of 124 claim units (10 claims) and covers an area of approximately 1,968 hectares. The property is contiguous with the Circle Lake and Mikinak West claims and covers the same geologic and geophysical trends.

c) Plateau Lake Property

Acquisition Details

Under an agreement (the “Initial Plateau Lake Agreement”) dated effective February 1, 1999, Canplats and East West agreed to stake 12 claim units, which claim units originally comprised the Plateau Lake Property. The 12 claim units are held on an equal basis. Under the February 1, 1999 agreement, Canplats and East West agreed to fund all exploration expenses and costs associated with keeping the property in good standing on an equal basis. In addition, Canplats and East West agreed to share the cost of the acquisition, exploration and holding of adjacent claims on an equal basis. East West and Canplats share a common director, James W. Tutton, and are considered to be related parties.

By an agreement (the “Initial Prism Agreement”) dated June 25, 1999 among the Registrant, East West and Prism Resources Inc. (“Prism”), Prism was granted an option to acquire up to a 60% interest in the original 12 claim units included in the property by making staged cash payments totalling $8,500 (paid) over two years and incurring exploration expenditures of $436,000 over four years.

An additional 40 claim units were optioned by East West from Stares Contracting Corp. and James Dawson under an agreement (the “Stares Agreement”) dated January 23, 2000. In order to acquire a 100% interest in such claims under the Stares Agreement, East West is required to pay $60,000 in staged cash payments over 48 months ($30,000 was paid at July 31, 2002), issue 100,000 common shares in its capital in four equal instalments of 25,000 common shares each at six-month intervals commencing following Exchange approval of the acquisition (all shares issued at July 31, 2002) and granting a 2% net smelter returns royalty on base metals and a 3% net smelter returns royalty on precious metals. East West may purchase 1% of the base metals net smelter returns royalty and 1.5% of the precious metals net smelter returns royalty on payment of $500,000 per 0.5%. In addition, East West will have a right of first refusal to acquire the base and precious metals net smelter returns royalties. East West received Exchange approval of the Stares Agreement on March 25, 2000.

Canplats and East West, under an agreement dated February 15, 2000, agreed to share the cost of the acquisition of the claims acquired by East West under the Stares Agreement and include such claims in the Plateau Lake Property. Pursuant to such agreement, East West agreed to issue the shares to be issued under the Stares Agreement and Canplats agreed to pay the initial option payments up to $15,000, thereafter the parties agreed to make all remaining option payments on an equal basis.

During March 2000, Canplats and East West staked 42 additional claim units, which are contiguous to the 12 claim units staked by Canplats and East West in February 1999 and are held by Canplats and East West on an equal basis under the Initial Plateau Lake Agreement. The 54 claim units staked by Canplats and East West and the 40 claim units optioned by East West under the Stares Agreement are together known as the Plateau Lake Property.

Under an agreement dated June 20, 2000, Prism was granted an option to acquire a 60% interest in the 40 claim units which were optioned by East West under the Stares Agreement by making staged cash payments totalling $20,000 over two years, making all cash option payments due under the Stares Agreement and incurring exploration expenditures of $450,000 over five years.

Under a further agreement dated June 20, 2000, Prism was granted an option to acquire a 60% interest in the 42 claim units which were staked by Canplats and East West in March 2000 by incurring exploration expenditures of $450,000 over five years.

Canplats has not obtained a title report in respect of the Plateau Lake Property. Net costs to July 31, 2002 expended on this property by Canplats were $7,152.

Description and Location

This 52 unit property covers a 650 metre-long pyroxenite intrusion near Plateau Lake near the north side of Highway 11 at Atikokan, Ontario. The claims are located in the North Pickerel claim map, Thunder Bay Mining Division.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Plateau Lake Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
              3                     40           Oct. 30, 1999          Oct. 30, 2002*                $14,808
              1                     12           Feb. 12, 1999          Feb 12, 2003                   $4,742

* These claims were cancelled after October 30, 2002.

Exploration work on the property will be funded by Prism pursuant to the terms of the June 25, 1999 and June 20, 2000 option agreements.

d) North Fintry Property

Acquisition Details

Canplats staked the claims, which comprise the North Fintry Property, in March 1999 and has a 100% interest in such claims. Canplats has not obtained a title report in respect of the North Fintry Property. Total costs to July 31, 2001 expended on this property by Canplats were $9,571 and these costs were written off in fiscal 2002.

Description and Location

This 48 unit property covers a 2.4 kilometre diameter magnetic anomaly on the north margin of the Quetico Belt which extends from the Rainy River area of north-western Ontario eastward to the Kapuskasing area. This magnetic feature is interpreted to reflect a mafic body (gabbro) on the Quetico Fault similar to other bodies in the Atikokan to Thunder Bay region that contain nickel-copper-PGE deposits.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the North Fintry Property are set out below:

Number of Claims	Number of Claim Units	Recording Date	Expiry Date	Required Assessment Work
4	48	June 1, 2001	June 1, 2003	$19,200

The area is also transected by a north-east trend of carbonatite intrusions that in one instance contain significant amounts of copper and palladium (Coldwell Complex on Lake Superior). This trend continues north of the property which is itself at the junction of the Quetico Fault and the carbonatite trend. It is speculated that this could generate an important location for PGE-bearing deposits.

Access to the property is by winter roads that connect with Highway 11 approximately 40 miles west of Hearst, Ontario. Ground follow-up with induced polarization and magnetic surveys are recommended to locate disseminated sulphide mineralization. At this time, no work is planned on the property.

e) Awl Lake Property

Acquisition Details

In August, 2001, Canplats acquired the Awl Lake property and has a 100% interest in the claims.

Description and Location

The 5 Awl Lake mineral claims total 80 units and are located in Obonga Lake area of the Thunder Bay Mining Division approximately 20 kilometres southeast of the Puddy Lake nickel-chromium-platinum prospect. The Awl Lake claims were staked to cover a significant government PGM lake sediment anomaly that coincides with a strong airborne magnetic anomaly. At this time, no work is planned on the property.

The number of claim units, recording dates, expiry dates and assessment work required to be incurred by Canplats (in order to maintain the claims in good standing for a period of one year after the expiry date) for the claims which comprise the Awl Lake Property are set out below:

------------------------- ---------------------- ---------------------- ---------------------- ----------------------
    Number of Claims      Number of Claim Units     Recording Date           Expiry Date        Required Assessment
                                                                                                       Work
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
              5                     80           Jan. 5, 2001           Jan. 5, 2003                  $32,000

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of Canplats for each of the years in the three-year period ended July 31, 2002, should be read in conjunction with the financial statements of Canplats included in Item 17. Financial Statements. Canplats’ financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material differences between Canadian and U.S. GAAP, as applicable to the Registrant, are set forth in Note 13 to the financial statements of Canplats included in Item 17. Financial Statements.

One significant difference is that under Canadian GAAP, mineral property acquisition and exploration expenditures are capitalized until such property is placed into production, sold or abandoned. Under US GAAP, the recoverability of capitalized mineral property expenditures is generally considered insupportable until a commercial mineable deposit is determined. Accordingly, the Registrant has expensed under US GAAP all mineral property costs.

This section contains forward-looking statements involving risks and uncertainties. Canplats’ actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3. Key Information — D. Risk Factors.

A. Operating Results

Canplats has financed its operations principally through the sale of its equity securities. As Canplats does not have any producing mineral properties, its only revenue source is interest income earned from amounts on deposit, offsetting a portion of the administrative operating expenses. Interest income earned is dependent on the amount of funds available for deposit and changes in the interest rates. Unless Canplats is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as Canplats continues exploring its mineral properties.

Fiscal year-ended July 31, 2002 Compared to year-ended July 31, 2001

During the fiscal year-ended July 31, 2002, Canplats expended $516,669 on the acquisition and exploration of mineral properties as compared to $541,618 for the fiscal year-ended July 31, 2001.

Expenses for the 2002 fiscal year decreased to $151,551 as compared to $185,353 for the 2001 fiscal year. Cost reductions were reflected in a number of areas. Consulting expenses were $Nil for the 2002 fiscal year ($17,278 for 2001). The 2001 expense included a non-recurring $15,000 cost relating to the successful registration of the company with the U.S. Securities and Exchange Commission. All other consulting work performed in fiscal 2002 related to specific properties with the respective costs allocated to mineral property costs. Legal, accounting and audit expenses for the year were $7,005 compared to $17,815 in the previous year, reflecting less work being performed outside the company. Office expenses for the year were $3,455 compared to $17,156 in the prior year. This $13,701 reduction is offset by the $13,300 increase in the management administration fee. In April, 2001, the company entered into a management services agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the company. This arrangement is explained in greater detail in Note 8 of the 2002 Financial Statements. Salaries for the year were $38,738 compared to $50,022 in the prior year. The $11,284 reduction reflects less direct time being charged to the company by Silver Standard. The three main areas where the company experienced cost increases, other than the management administration fee, were insurance $6,315 ($634 in 2001), listing and filing fees $8,683 ($3,625 in 2001) and transfer agents fees $15,692 ($6,898 in 2001). In 2002, Canplats was added as a named insured under Silver Standard’s corporate liability coverage and was allocated its share of premium costs. The increase in listing and filing fees and transfer agency fees reflects the costs associated with the three private placements that were undertaken during the year and costs associated with administering a larger shareholder base. Going forward, the company will continue its efforts in containing administrative costs.

Interest income for fiscal 2002 was $1,636 compared to $6,419 in the prior year, reflecting both lower cash balances and lower interest rates.

The loss for the year was $211,299 compared to $201,005 in the 2001 fiscal year resulting in a basic loss per share of $0.02 as compared to $0.06 in the 2001 fiscal year. The reduced loss per share reflects a higher weighted average number of issued shares. The loss includes $61,384 in mineral properties written off compared to $23,771 written off in fiscal 2001. The properties written off in 2002 include Tartan ($27,240), North Fintry ($9,571), Circle Lake ($15,382), Boomer Lake ($8,191) and Kitchen Lake ($1,000).

Fiscal Year Ended July 31, 2001 Compared to Year Ended July 31, 2000

During the fiscal year ended July 31, 2001, Canplats expended $541,618 on the acquisition and exploration of mineral properties as compared to $360,952 for the fiscal year ended July 31, 2000. This increase in acquisition and exploration expenditures can be attributed to the increased activity of Canplats in acquiring and exploring PGE mineral properties following the successful completion of its $1,000,000 initial public offering in March 2001.

Expenses for the 2001 fiscal year increased to $185,353 as compared to $51,673 for the 2000 fiscal year reflecting the general increased activity of the Registrant. The increase in expenses reflected higher activity levels in Canplats following the successful completion of its financings. The increases were spread across a wide number of areas. The main areas were salaries of $50,022 ($1,646 for 2000), investor relations of $19,364 ($1,279 for 2000), office rent of $18,000 (nil for 2000), office expenses of $17,156 ($7,653 for 2000), shareholder relations of $16,918 (nil for 2000), legal, accounting and audit of $17,815 ($8,763 for 2000) and management administration fees of $10,200 (nil for 2000). Reduction in expenses occurred in general exploration of nil ($6,771 for 2000) and travel and accommodation of $3,801 ($10,585 for 2000).

Under an arrangement with Silver Standard Resources Inc., a publicly traded company with two common directors, Silver Standard provides for administrative and technical services. The salary expense of $50,022 relates to administrative and management time allocations to the company based on direct cost plus a 30% allowance for benefits. Investor relations of $19,364 is comprised of $7,813 in salary costs charged by Silver Standard for time spent on investor relations. Other significant costs in investor relations include $7,813 for a Standard and Poor’s directory listing, $1,463 for slide presentations and $830 for a web site. Legal and accounting expenses of $17,815 are comprised of $12,436 of outside accounting and audit fees and $5,379 in legal expense.

Interest income of $6,419 was earned during the 2001 fiscal year due to higher cash balances following the initial public offering compared to $2,088 for the 2000 fiscal year.

Loss for the 2001 fiscal year increased to $(201,005) as compared to $(115,124) for the 2000 fiscal year, resulting in basic and diluted loss per share of $(0.06) as compared to $(0.10), respectively. The loss includes $23,771 in mineral property costs written off ($79,412 for 2000) offset by a $1,700 gain on debt settlement ($13,874 for 2000). The mineral property costs written-off relates in 2001 relates to general costs whereas in 2000 the Horseshoe Property was abandoned by the Registrant. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 3,062,700 shares for the 2001 and 1,111,303 shares for 2000.

Year Ended July 31, 2000 Compared to Year Ended July 31, 1999

During the fiscal year ended July 31, 2000, Canplats expended $360,952 on the acquisition and exploration of mineral properties as compared to $127,259 for the fiscal year ended July 31, 1999. This increase in acquisition and exploration expenditures can be attributed to the increased activity of Canplats in acquiring and exploring PGE mineral properties.

Expenses for the 2000 fiscal year increased to $51,673 as compared to $31,626 for the 1999 fiscal year reflecting the general increased activity level of the Registrant. The increase in expenses was due mainly to general exploration of $6,771 ($152 for 1999), geological consulting of $12,800 (nil for 1999), office expenses of $9,920 ($3,026 for 1999) and travel and accommodation of $11,243 ($5,552 for 1999). Offsetting this increase was a reduction in legal, accounting and audit for the 2000 fiscal year of $8,763 ($22,036 for 1999) reflecting the reorganization activities of Canplats during the 1999 fiscal year.

Interest income of $2,088 was earned during the 2000 fiscal year as a result of Canplats’ special warrant financing. Canplats did not have any interest income during the 1999 fiscal year.

Net loss for the 2000 fiscal year increased to $(115,124) as compared to $(31,626) for the 1999 fiscal year, resulting in basic and diluted loss per share of $(0.10) as compared to $(0.03), respectively. The net loss includes $79,412 in mineral property costs written-off offset by a $13,874 gain on debt settlement. The mineral property costs written-off relates primarily to the Horseshoe Property, which was abandoned by Canplats during the 2000 fiscal year. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 1,111,303 shares for the 2000 and 1999 fiscal years.

B. Liquidity and Capital Resources

Canplats is presently exploring its properties for sufficient ore reserves to justify production. None of Canplats’ properties are yet in production and consequently do not produce any revenue. As a result, Canplats’ ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. While Canplats believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of Canplats to obtain additional financing to complete its exploration and upon future profitable production or on sufficient proceeds from disposition of such properties.

Canplats will have to obtain financing in the future primarily through joint venture of its properties, equity financing, and/or debt financing. There can be no assurance that Canplats will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause Canplats to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

Over the next twelve months, the Registrant’s assessment requirements and option obligations on properties in which it has interests in total approximately $747,000. Of this amount, approximately $170,000 will be the responsibility of others through property farm out agreements. The assessment requirements to hold entire claim blocks is discretionary and it is customary to drop claims on ground following exploration and to focus on key ground targets. Similarly, work commitments under option agreements are assessed following exploration. As is customary in exploration stage companies, the Registrant, in order to meet its obligations, will continue its efforts to seek additional financings including further farm out opportunities.

For the years ended July 31, 2002, 2001 and 2000, Canplats incurred losses of $(211,299), $(201,005) and $(115,124), respectively. Canplats’ loss from operations is part of a material trend which Canplats expects will continue for the foreseeable future. Canplats’ financial success will be dependent upon the extent to which its properties are placed into production, which can take many years to complete and consequently, the certainty of resulting income is impossible to determine at this time.

Canplats had a working capital surplus of $104,566 at July 31, 2002, compared to $142,955 at July 31, 2001 and $70,003 at July 31, 2000.

For the year-ended July 31, 2002, Canplats issued, in three separate private placements, a total of 2,505,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share. Total net proceeds from these issues were $522,195. Prior to year-end, a further $106,000 in deposits on share subscriptions were received. These deposits related to a private placement consisting of 790,000 shares comprised of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. The placement closed on August 2, 2002.

During the fiscal year ended July 31, 2001, Canplats closed a private placement of 1,181,000 Series “C” Special Warrants at $0.25 per special warrant for gross proceeds of $295,250. The proceeds from the private placement of Series “C” Special Warrants were received by Canplats prior to July 31, 2000. Each Series “C” Special Warrants is exchangeable, without payment of any additional consideration, for one common share and one non-transferable share purchase warrant entitling the holder thereof to acquire one additional common share at a price of $0.25 until September 30, 2001 and at a price of $0.30 until September 30, 2002. Canplats completed an initial public offering prospectus dated February 14, 2001 (the “Prospectus”) for 2,500,000 units of Canplats at a price of $0.40 per unit (the “Units”) for total gross proceeds of $1,000,000 (net proceeds of $791,196). Each Unit is comprised of one common share in the capital of Canplats and one-half of one non-transferable share purchase warrant (the “Warrant”). One whole Warrant entitles the holder thereof to purchase one additional common share of Canplats at a price of $0.50 for a one year period.

During the year ended July 31, 2000, Canplats completed a further two private placements of special warrants. The first private placement consisted of 1,600,000 Series “A” Special Warrants at $0.25 per special warrant, each Series “A” Special Warrant is exchangeable, without payment of any additional consideration, for one common share of the Registrant. The second private placement consisted of 970,000 Series “B” Special Warrants at $0.25 per special warrant. Each Series “B” Special Warrant is exchangeable, without payment of any additional consideration, for one common share and one non-transferable share purchase warrant, of which 770,000 of such common shares are flow-through common shares. Each Series “B” Warrant entitles the holder thereof to acquire one additional share of Canplats at a price of $0.30 per share until December 24, 2001. Total proceeds from the two private placements were $642,500.

At July 31, 2002, the outstanding stock options and share purchase warrants represented a total of 4,441,000 shares issuable for a maximum of $1,790,300 if these securities were exercised in full. Subsequent to year end, all the 3,401,000 share purchase warrants expired unexercised. The exercise of these securities is completely at the discretion of the holders and Canplats has had no indication that any of these securities will be exercised, if at all.

Canplats’ current working capital position of $104,566 at July 31, 2002, provides sufficient liquidity for its short-term requirements. The ability of Canplats to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance it will be able to do so in the future.

C. Research and Development, Patents and Licenses, Etc.

Canplats’ main activity is the exploration of its mineral properties (see Item 4. Information on the Company — D. Property, Plants, and Equipment) and does not engage in conventional research and development. It has not incurred research and development expenses or adopted research and development policies within its last three fiscal years.

D. Trend Information

Canplats’ main activity is the exploration of its mineral properties and it has no production, sales, or inventory in the conventional sense. Canplats’ financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by Canplats is largely dependent upon factors beyond Canplats’ control such as the market value of the metals produced.

Canplats is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Canplats’ net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of Canplats including a brief biography of each as at July 31, 2002:

------------------------------------------------ ------ ------------------------------------------------------------

Name and Position in the Registrant               Age   Other Principal Directorships
------------------------------------------------ ------ ------------------------------------------------------------
R.E. Gordon Davis (1)
Chairman, President and                           64    Silver Standard Resources Inc.
Chief Executive Officer                                 Western Prospector Group Ltd.
                                                        Northern Crown Mines Ltd.
                                                        Pacific Ridge Exploration Ltd.
------------------------------------------------ ------ ------------------------------------------------------------
A. Terrance MacGibbon (1)                         55    Indo Metals Inc.
Director                                                Fort Knox Gold Resources Ltd.
                                                        Foran Resources Ltd.

------------------------------------------------ ------ ------------------------------------------------------------
James W. Tutton (1) (2)                           63    Consolidated First Fund Capital Corporation
Director                                                Cross Lake Minerals Ltd.
                                                        East West Resource Corporation
                                                        Horseshoe Gold Mining Inc.
                                                        NovaDx International Inc.
                                                        New Nadina Explorations Limited
------------------------------------------------ ------ ------------------------------------------------------------
Robert A. Quartermain
Chief  Operating  Officer,  Vice  President  of   47    Silver Standard Resources Inc.
Operations and Director                                 Rapadre Capital Corp.
                                                        Western Copper Holdings Ltd.
                                                        Pacific Sapphire Company Ltd.
------------------------------------------------ ------ ------------------------------------------------------------
                                                  44    None
Kenneth C. McNaughton
Vice President, Finance
------------------------------------------------ ------ ------------------------------------------------------------
                                                  54    None
Ross A. Mitchell
Vice President, Finance
------------------------------------------------ ------ ------------------------------------------------------------
                                                  47
Linda J. Sue                                            None
Corporate Secretary
------------------------------------------------ ------ ------------------------------------------------------------

(1)     Member of audit committee
(2)     Mr. MacGibbon resigned as a Director effective December 10, 2002.

There are no familial relationships between any director or senior officer and any other director or senior officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or senior officer.

The business experience of each director and senior officer, including activities performed outside the Registrant, are as follows:

R.E. Gordon Davis

Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering from the University of British Columbia in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been the Director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc., Silver Standard Resources Inc. and Northern Crown Mines Ltd.

A.Terrance MacGibbon

Mr. MacGibbon, is a registered professional geologist with over 33 years of experience in the mining industry. Mr. MacGibbon is President and CEO of Fort Knox Gold Resources Inc.; a Toronto based TSE junior resource company. Prior to joining Fort Knox, Mr. MacGibbon was employed for 30 years in Inco Limited’s exploration department. While at Inco, Mr. MacGibbon was responsible for directing Inco’s North American and worldwide exploration activities as Director of Exploration, North America and Director of International Exploration. Mr. MacGibbon is a former president of American Copper & Nickel Company Inc., Inco’s United States exploration company, and Dardanel Madencilik A.S., Inco’s Turkey exploration company. Mr. MacGibbon has held directorships and senior executive positions in several TSE and TSX Venture Exchange public companies and is the former chairman of High River Gold Mines Ltd. He serves as a director of Fort Knox Gold Resources Inc., Foran Mining Corporation and Indo Metals Inc.

James W. Tutton

Mr. Tutton is a self-employed business consultant and was formerly Secretary of Archon Minerals Limited. From 1968 to 1992 he was employed as Chairman, President and Director of Webb & Knapp (Canada) Ltd. following amalgamation with Wolstencroft Agencies Ltd.

Robert A. Quartermain

Mr. Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president of Silver Standard Resources Inc. in 1985. Since 1985, Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies.

Kenneth C. McNaughton

Mr. McNaughton is Vice President, Exploration of Silver Standard Resources Inc. and has served in this capacity since July, 1991.

Mr. McNaughton earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. He worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Ross A. Mitchell

Mr. Mitchell is the Vice President, Finance of Silver Standard Resources Inc. and has served in this capacity since January 1996.

Prior to 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. Mr. Mitchell earned a B.Comm. from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Linda J. Sue

Ms. Sue has been employed by Silver Standard Resources Inc. since 1980 and was appointed corporate secretary in November 1985. Ms. Sue’s responsibilities include management of Silver Standard’s land titles system.

Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past five years from July 25, 2001, directors, officers or promoters of other reporting companies which, during the period such position was held, were struck from the British Columbia Registrar of Companies or whose securities were the subject of a cease trading order or suspension order or order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, other than James W. Tutton. On December 7, 1999, NovaDx International Inc., a company of which Mr. Tutton is a director, was the subject of a temporary cease trade order under subsections 127(1) and 127(5) of the Securities Act (Ontario) issued for being in default of certain filing requirements, which temporary cease trade order was extended by an extension order dated December 21, 1999 under subsection 127(8) of the Securities Act (Ontario). On February 29, 2000, the temporary cease trade order and extension order were revoked by a revocation order under section 141 of the Securities Act (Ontario). In addition, on January 11, 2000, NovaDx International Inc. was the subject of a cease trade order under section 164(1) of the Securities Act (British Columbia) issued for failing to file required records, which cease trade order was revoked by a revocation order under section 171 of the Securities Act (British Columbia) dated January 28, 2000.

None of the directors, officer or promoters are, or have been within the past five years, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer. None of the directors, officers or promoters during the past five years were declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

B. Compensation

The following table sets forth all compensation paid by Canplats to its directors and members of its administrative, supervisory or management bodies during its latest fiscal year ended July 31, 2002.

				Long Term Compensation
	Annual Compensation			Awards		Payouts
Name and Principal Position	Salary	Bonus	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded ($)	LTIP Payouts ($)	All Other Compen- sation ($)
R.E. Gordon Davis Chairman, President & Director	Nil	Nil	Nil	180,000	Nil	Nil	Nil

Other officers of Canplats, including Mr. Robert A. Quartermain, Mr. Kenneth C. McNaughton, Mr. Ross A. Mitchell and Ms. Linda J. Sue are employees of Silver Standard Resources Inc. and allocate time to Canplats on an hourly basis for services provided. The hourly rates charged are based on direct costs plus a factor of 30% for benefits. The total compensation paid all directors and senior officers during the fiscal year-ended July 31, 2002 was $67,263.

Canplats has neither a pension, retirement fund or similar benefits plan nor other arrangement for non-cash compensation to the directors or senior officers of the Registrant, with the exception of incentive stock options.

C. Board Practices

The Board of Directors presently consists of four directors. Each director was elected at Canplats’ last annual general meeting of the shareholders held on December 13, 2001. Each director holds office until the next annual general meeting of Canplats or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Registrant, or with the provisions of the British Columbia Company Act (the “Company Act”). R.E. Gordon Davis, A. Terrance MacGibbon and James W. Tutton have served as directors of Canplats since October 1, 1999. Robert A. Quartermain has served as a director of Canplats since March 15, 2000, Ross A. Mitchell has served as Vice President, Finance of Canplats since March 15, 2000, Kenneth C. McNaughton has served as Vice President, Exploration since December 13, 2001 and Linda J. Sue has served as Corporate Secretary since March 15, 2000. Canplats has not entered into any contracts providing for benefits to the directors or senior officers upon termination of employment.

Pursuant to Section 187 of the Company Act, Canplats is required to have an Audit Committee. As at July 31, 2002, the members of the Audit Committee are R.E. Gordon Davis, A. Terrance MacGibbon and James W. Tutton. Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 187(4) provides that before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 187(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 187(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or shareholders.

Canplats does not have a remuneration committee.

D. Employees

As at July 31, 2002, 2001 and 2000, Canplats did not have any full time or part time employees.

Effective April 1, 2001, Canplats entered into a Management Services Agreement with Silver Standard Resources Inc., a widely held publicly traded mineral exploration company with no shareholders owning 10% or more of the outstanding common shares. The agreement is for a term of 24 months and may be extended by agreement of the parties. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Registrant. For personnel, hourly rates charged were based on direct costs plus a factor of 30% for benefits. For overhead costs, office equipment usage and management services personnel which cannot reasonably be allocated to time spent on behalf of the Registrant, the management fee was $2,600 per month. An additional $1,500 per month was charged for office space and furnishings used by the Registrant. On January 1, 2002, the management fee was reduced to $1,500 per month and the amount charged for office space and furnishings was reduced to $1,000 per month.

E. Share Ownership

With respect to the persons referred to above in B. Compensation, the following table discloses the number of shares (each share possessing identical voting rights) beneficially held by those persons including the percentage of the shares outstanding as at October 31, 2002.

-------------------------------------------- ---------------- ------------------------------------------------------

Name and Title                                No. of Shares               Percent of Shares Outstanding
-------------------------------------------- ---------------- ------------------------------------------------------
-------------------------------------------- ---------------- ------------------------------------------------------
                                              1,141,500 (1)                           10.3%
R.E. Gordon Davis
Chairman, President & Director

-------------------------------------------- ---------------- ------------------------------------------------------

Notes:

(1)     Includes stock options and share purchase warrants to purchase an additional 180,000 shares. .

As at October 31, 2002, the directors and officers of the Company held, as a group, directly or indirectly, an aggregate of 2,646,500 common shares and 725,000 stock options exercisable at a price of $0.50.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as at October 31, 2002. The stock options are for shares of common stock of the Registrant.

------------------------------ -------------------- -------------- --------------------

                                Number of Shares      Exercise
                               Subject to Issuance    Price per
       Name of Person                                   Share          Expiry Date
------------------------------ -------------------- -------------- --------------------
------------------------------ -------------------- -------------- --------------------
R.E. Gordon Davis                     180,000         $0.50           April 4, 2004
------------------------------ -------------------- -------------- --------------------

Canplats established an incentive stock option plan (the “Option Plan”) for its directors, senior officers, employees and consultants of Canplats or any of its subsidiaries whereby a total of 1,400,000 common shares have been reserved for issuance for the exercise of stock options. At October 31, 2002, stock options granted under the Option Plan total 1,040,000 common shares. The Option Plan and all stock options issued thereunder are subject to the requirements of TSX Venture Exchange Policy 4.4: Director, Officer and Employee Stock Options under a Tier 2 Issuer.

The Option Plan provides for the issuance of stock options to acquire up to a total of 1,400,000 common shares for a period not exceeding five years, subject to standard anti-dilution adjustments and shareholder approval. The Directors may, from time to time, appoint an administrator (the “Administrator”) for the purposes of administering the Option Plan. Initially, the Administrator will be the Secretary of the Registrant.

The price at which a stock option may be exercised shall be set forth in the stock option certificate issued in respect of such stock option and in any event shall not be less than the market value of the common shares as of the date of the grant of the stock option which will typically be the closing trading price of the common shares on the day immediately preceding the award date, or otherwise in accordance with the terms of the Option Plan. In no case will the options be exercisable at an exercise price less than the minimum prescribed under the policies of the TSX Venture Exchange..

The stock options will be non-assignable, except that they will be exercisable by the personal representative of the stock option holder in the event of the stock option holder’s death for a period of up to one year from the date of the option holder’s death. The stock options will expire not more than 30 days after the director or employee ceases to be a director or employee of Canplats or, in the alternative, if they are fired or removed from their office, as the case may be, for cause, then on the date of their termination.

Any stock options outstanding upon termination of the Option Plan will remain in effect until expiry or exercise. The Option Plan will terminate when all of the stock options have been granted or when the Option Plan is otherwise terminated by the Registrant. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Option Plan.

The Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the stock option certificate. Stock options may be granted on such terms as may be required to permit qualification as “incentive stock options” for U.S. tax purposes.

Prior to the issuance of Canplats’ common shares for any exercise of stock options, the common shares must be fully paid for. Canplats will not provide financial support to assist holders in exercising their stock options.

The Option Plan provides that it is solely within the discretion of the Directors to determine who should receive stock options and in what amounts. The Directors may from time to time amend the Option Plan and may seek shareholder approval for such amendments as required by law or under the policies of the TSX Venture Exchange. Disinterested shareholder approval must be obtained if Canplats proposes to decrease the exercise price of previously granted stock options to insiders, or if the Option Plan, together with any previously issued or proposed stock option grants, could at any time result in:

(i)	the number of common shares reserved for issuance under stock options granted to insiders of Canplats exceeding 10% of the outstanding common shares;

(ii)	the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding common shares; or

(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of common shares exceeding 5% of the outstanding common shares.

“Disinterested shareholders” are defined as the shareholders of Canplats other than the insiders and their associates to whom stock options may be issued under the Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of October 31, 2002, the following table sets forth the beneficial ownership of each major shareholder, defined as beneficial owners of 5% or more of Canplats’ issued and outstanding common shares, known to exist by the Registrant:

Identity of Person or Group	No.of Shares	Percent
CDS & Co.. (1)	6,563,269	59.4%
R.E. Gordon Davis	961,500	8.7%
589520 BC Ltd. (2)	720,000	6.5%
CEDE & Co.(1)	559,705	5.1%

Notes:

(1)     Clearing house; ultimate beneficial owners of these shares are not known to the Registrant.
(2) Private company owned by Peter de Visser, a former director of the Registrant.

The common shares held by each of the major shareholders have the same voting rights as all other shareholders of the Registrant. As of October 31, 2002, there were 1,286 shareholders of record in the United States holding a total of 935,572 (8.5%) common shares of the Registrant. To the best of Canplats’ knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly. To the best of Canplats’ knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Registrant.

B. Related Party Transactions

Other than as set forth below, management of Canplats is not aware of any material interest, direct or indirect, of any director or officer of the Registrant, any person beneficially owning, directly or indirectly, more than 10% of Canplats’ voting securities, or any associate or affiliate of any such person in any transaction within the three most recently completed fiscal years of Canplats and up to the date of this Form 20-F, including any proposed transaction which in either case has materially affected or will materially affect the Registrant.

In fiscal 2002, the Company acquired the Awl Lake mineral property from a company controlled by Mr. Peter de Visser, a major shareholder of Canplats. The consideration paid was $3,000 in cash and the issuance of 100,000 common shares with a value of $20,000.

Under the Posh Agreement, East West Resource Corporation (“East West”) granted Canplats an option to acquire up to a 75% interest in the Posh Property. East West is a publicly-traded company and share a common director with the Registrant, James W. Tutton. See “D. Property, Plants and Equipment under Item 4. Information on the Company”.

Under an option and joint venture agreement between East West and Canplats dated March 17, 2000, in return for Canplats’ funding of a total of $20,000 in option payments to the vendors and assessment work on the Mikinak West and East Property, East West and Canplats will enter into a joint venture on an equal basis in respect of the property. East West is a publicly-traded company and share a common director with the Registrant, James W. Tutton. See “D. Property, Plants and Equipment under Item 4. Information on the Company”.

Canplats shares an exploration office with East West in Ontario and paid or accrued $28,472 in fiscal 2002 for its share of the exploration office costs. Canplats also received or accrued $22,598 in fiscal 2002 from East West’s share of the mineral property option payments.

As at July 31, 2002, Canplats is owed $10,988 by East West for mineral property and equipment costs net of its share of exploration office costs.

Canplats has entered into a mineral property option agreement with Prism Resources Inc. (Prism) relating to the Plateau Lake property. Prism is a publicly-traded company whose president and director, James W. Tutton is a director of the Registrant. See “D” Property, Plants and Equipment under Item 4 – Information on the Company. During fiscal 2002, Canplats received $nil from Prism.

Canplats contracts for its administrative and technical services through Silver Standard Resources Inc. (“Silver Standard”), a publicly-traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis) and common officers. The services of the senior officers of the Registrant, other than R.E. Gordon Davis, are provided pursuant to an arrangement with Silver Standard. Under such arrangement, the Company reimburses Silver Standard for its expenses incurred in providing such administrative and technical services. During fiscal 2002, Canplats paid or accrued $185,529 in geological support, management and administration expenses from Silver Standard. As at July 31, 2002, Canplats owed Silver Standard $30,539 for geological and administrative services.

Compensation for technical and administrative services for the operation of Canplats have been negotiated with certain senior officers of the Registrant, to be provided as required and charged on an hourly basis. These hourly rates, including a factor of 30% for benefits, are: Robert Quartermain — $116.08; Kenneth McNaughton — $60.71; Ross Mitchell — $60.71; and Linda Sue — $42.15.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of Canplats for the fiscal years ended July 31, 2002, 2001 and 2000. The financial statements for the fiscal years ended July 31, 2002, 2001 and 2000 were audited by Beauchamp & Company, Chartered Accountants.

The financial statements are accompanied by auditors' reports and related notes. See "Item 17. Financial Statements".

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on Canplats’ financial position or profitability. There are no legal proceedings to which Canplats is a party, nor to the best of the knowledge of Canplats’ management are any legal proceedings contemplated.

Dividend Policy

Canplats has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. The Directors of Canplats will determine if and when dividends should be declared and paid in the future based upon Canplats’ financial position at the relevant time. The common shares of Canplats are entitled to an equal share of any dividends declared and paid.

B. Significant Changes

Since July 31, 2002, the date of the most recent audited financial statements, no significant changes have occurred.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The authorized capital of Canplats consists of 100,000,000 common shares without par value, of which 11,032,303 were issued, outstanding and fully paid for as at October 31, 2002. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the British Columbia Company Act.

Effective March 22, 2001, Canplats’ common shares have been listed and traded on the TSX Venture Exchange under the symbol “CPQ”. Prior to March 22, 2001 and during the five most recent fiscal years, Canplats’ common shares were not listed or traded on any stock exchange or other regulated market. The high and low sales prices for Canplats’ common shares that traded through the TSX Venture Exchange are set out below.

---------------------------------------- ----------- ------------
                                            High         Low
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Year ended July 31, 1998                    N/A          N/A
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Year ended July 31, 1999                    N/A          N/A
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Year ended July 31, 2000                    N/A          N/A
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Year ended July 31, 2001                   $0.42        $0.20
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Year ended July 31, 2002                   $0.27        $0.09
---------------------------------------- ----------- ------------
-----------------------------------------------------------------
                    Year Ended July 31, 2001
-----------------------------------------------------------------
---------------------------------------- ----------- ------------
                                            High         Low
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended October 31, 2000              N/A          N/A
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended January 31, 2001              N/A          N/A
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended April 30, 2001 (1)           $0.42        $0.34
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended July 31, 2001                $0.40        $0.20
---------------------------------------- ----------- ------------
-----------------------------------------------------------------
                    Year Ended July 31, 2002
-----------------------------------------------------------------
---------------------------------------- ----------- ------------
                                            High         Low
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended October 31, 2001             $0.26        $0.11
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended January 31, 2002             $0.27        $0.11
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended April 30, 2002               $0.20        $0.09
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
Quarter ended July 31,  2002               $0.15        $0.10
---------------------------------------- ----------- ------------
-----------------------------------------------------------------
                    Year Ended July 31, 2003
-----------------------------------------------------------------
---------------------------------------- ----------- ------------
Quarter ended October 31, 2002             $0.10        $0.05
---------------------------------------- ----------- ------------
-----------------------------------------------------------------
                     Most Recent Six Months
-----------------------------------------------------------------
---------------------------------------- ----------- ------------
                                            High         Low
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
June, 2002                                 $0.12        $0.10
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
July, 2002                                 $0.11        $0.10
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
August, 2002                               $0.10        $0.08
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
September, 2002                            $0.08        $0.08
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
October, 2002                              $0.08        $0.05
---------------------------------------- ----------- ------------
---------------------------------------- ----------- ------------
November, 2002                             $0.07        $0.04
---------------------------------------- ----------- ------------

Notes:

(1)     For the period from initial listing on March 22, 2001 to April 30, 2001

The authorized capital of Canplats consists of 100,000,000 common shares without par value, of which 10,217,303 were issued and outstanding as at July 31, 2002.

B. Plan of Distribution

Not applicable

C. Markets

Canplats’ common shares are listed for trading under the symbol “CPQ” on the TSX Venture Exchange (the “TSX”) in Vancouver, British Columbia, Canada, and have traded on the TSX since March 22, 2001. The common shares were formerly listed on the Vancouver Stock Exchange (the “VSE”) and Canadian Venture Exchange (the “CDNX”), the predecessors to the TSX, effective June 21, 1972. In April 1992, the common shares of Canplats were delisted by the VSE for failure to pay sustaining fees. Canplats was the subject of cease trade orders issued by the British Columbia Securities Commission on September 9, 1992 and January 11, 1993, for failure to submit statutory filings. Both of these cease trade orders were rescinded by the British Columbia Securities Commission on January 22, 1993.

Canplats’ initial public offering prospectus was filed with and receipted by the British Columbia and Alberta Securities Commissions on February 14, 2001. Canplats initially became a reporting issuer in the Province of British Columbia upon the issuance of a receipt for a prospectus on December 11, 1967. Canplats is a reporting issuer in the Provinces of British Columbia and Alberta.

Canplats possesses Tier 2 status on the TSX, under the classification of a “mining exploration and development” company. The TSX classifies listed companies into two different tiers based certain on standards, including historical financial performance, stage of development and financial resources. Tier 1 status is the premier tier and is reserved for the TSX’s most advanced issuers with the most significant financial resources.

Canplats’ common shares are not actively listed or quoted on any stock exchange or the over-the-counter market in the United States, and there is no public market in the United States for Canplats’ common shares.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

B. Memorandum and Articles of Association.

Objects and Purposes of the Registrant

The Memorandum of Canplats places no restrictions upon Canplats’ objects and purposes.

Directors’ Powers

Section 15.1 of the Articles of Canplats (the “Articles”) provides that a director who is directly or indirectly interested in a proposed contract or transaction with the Registrant, or who holds any office or possesses any property whereby a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest or of the conflict in accordance with the provisions of British Columbia Company Act (the “Company Act”). Furthermore, section 15.2 provides that a director shall not vote in respect of a proposal, arrangement or contract in which the director is materially interested and if the director does vote, that vote shall not be counted, but the prohibition does not apply to:

i)

a contract or transaction relating to a loan to the Registrant, which a director or a specified corporation or a specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

ii)	any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a director is a director or officer;

iii)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by Canplats or a subsidiary of the Registrant, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

iv)	determining the remuneration of the directors;

v)	purchasing and maintaining insurance to cover the directors against liability incurred by them as directors under section 152 of the Company Act; or

vi)	the indemnification of any director by Canplats under section 152 of the Company Act.

The exceptions may from time to time be suspended or amended to any extent approved by Canplats in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

Section 16.6 of the Articles provides that the quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors or, if the number of directors is fixed at one, shall be one director.

Section 12.2 of the Articles provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 8.1 of the Articles provides that the directors may from time to time on behalf of Canplats borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as them think fit. Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of Canplats or other person. Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Registrant.

The borrowing powers of the directors set forth in the Articles can be varied by amending the Articles. Section 219 of the Company Act provides that a Registrant may alter its Articles by filing with the registrar of companies a certified copy of a special resolution altering the Articles. A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company. Under the Company Act, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required to hold a share in the capital of Canplats as qualification for his office but shall be qualified as required by the Company Act, to become or act as a director. Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)	under the age of 18 years;

(b)	found to be incapable of managing the person’s own affairs by reason of mental infirmity;

(c)	a corporation;

(d)	an undischarged bankrupt;

(e)

unless the court orders otherwise, convicted of an offence in connection with the promotion, formation or management of a corporation, or involving fraud, unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

(f)

in the case of a reporting company, a person whose registration in any capacity has been cancelled under (i) the Securities Act by either the British Columbia Securities Commission or the executive director, or (ii) the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar, unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless 5 years have elapsed since the cancellation of the registration.

Per section 114(3) of the Company Act, every person who acts as a director of a company and who is not qualified to act as a director of the company because of section 114(1) commits an offence.

Section 108 of the Company Act provides that every company must have at least one director, and a reporting company must have at least three directors. Section 109(1) states that the majority of the directors of every company must be persons ordinarily resident in Canada, while section 109(2) specifies that one director of every company must be ordinarily resident in British Columbia.

Section 13.8 of the Articles provides for the removal of a director. The office of a director shall be vacated if the director (i) resigns his of her office by notice in writing delivered to the registered office of the Registrant; (ii) is convicted of an indictable offence and the other directors shall have resolved to remove the director; or (iii) ceases to be qualified to act as a director pursuant to the Company Act. Section 13.9 of the Articles provides that Canplats may by special resolution remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his or her stead.

Share Rights

All of the authorized shares of common stock of Canplats are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, or any other distribution of the assets of Canplats among its shareholders for the purpose of winding up its affairs after Canplats has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of common shares are entitled to one vote for each common share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, section 226 of the Company Act requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

Meetings

The Company Act provides that Canplats must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held. Canplats must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting of the Registrant, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its members the directors of Canplats must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The Company Act provides that one or more members of a company holding not less than 5% of the issued voting shares of Canplats may give notice to the directors requiring them to call and hold a general meeting.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Registrant.

Change in Control of Registrant

No provision of Canplats’ articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Registrant, and operate only with respect to a merger, acquisition or corporate restructuring of Canplats or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

There are no material contracts of the Registrant, other than those mentioned herein and listed under Item 19. Exhibits of this Form 20-F, to which Canplats or any member of the group is a party, for the two years immediately preceding publication of this registration statement.

D. Exchange Controls

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See “E. Taxation” under this Item.

There is no limitation imposed by Canadian law or by the articles or other charter documents of Canplats on the right of a non-resident to hold or vote the common shares of the Registrant, other than as provided in the Investment Canada Act, as amended (the “Investment Act”).

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a “non-Canadian” as defined in the Investment Act (a “non-Canadian”), unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

An investment in common shares of Canplats by a non-Canadian that is a “WTO investor” (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of Canplats and the value of the assets of Canplats equalled or exceeded $184 million, the threshold established for 1999, as indicated on the financial statements of Canplats for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

An investment in common shares of Canplats by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of Canplats and the value of the assets were $5.0 million or more, as indicated on the financial statements of Canplats for its fiscal year immediately preceding the implementation of the investment.

A non-Canadian, whether a WTO investor or otherwise, would acquire control of Canplats for the purposes of the Investment Act if he, she or it acquired a majority of the common chares of Canplats or acquired all or substantially all of the assets used in conjunction with Canplats ‘s business. The acquisition of less than a majority, but one-third or more of the common shares of the Registrant, would be presumed to be an acquisition of control of Canplats unless it could be established that Canplats was not controlled in fact by the acquirer through the ownership of the common shares.

The Investment Act would not apply to certain transactions in relation to common shares of the Registrant, including:

(a)	an acquisition of common shares of Canplats by any person if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of Canplats in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of Canplats by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of voting interests, remains unchanged.

E. Taxation

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm’s length with the Registrant, who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of the Registrant, to whom such shares are capital property, and to whom such shares are not “taxable Canadian property” (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, shares of Canplats will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business or has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of Canplats as capital property for the purposes of the Canadian Tax Act.

Under the current provisions of the Canadian Tax Act, one-half of capital gains (“taxable capital gains”) must be included in computing the income of a holder in the year of disposition. One-half of capital losses (“allowable capital losses”) may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provisions of the Canadian Tax Act.

Allowable capital losses in excess of a holder’s taxable capital gains of a taxation year may generally be carried back three years and carried forward indefinitely for deduction against taxable capital gains realized in those years, to the extent and under circumstances permitted under the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the “Tax Treaty”) and current published administrative practices of the Canada Customs and Revenue Agency. This discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

Generally, shares of Canplats will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of Canplats in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm’s length, or the holder and such persons, have not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of Canplats at any time within five years preceding the particular time.

A holder of shares of Canplats that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on the shares of Canplats are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of the Registrant. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, NO OPINION WAS REQUESTED BY THE REGISTRANT, OR IS PROVIDED BY ITS LEGAL COUNSEL AND/OR AUDITORS. ADDITIONALLY, THIS SUMMARY DOES NOT CONSIDER THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX CONSEQUENCES.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

G. Statement by Experts

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents described herein may be inspected at the head office of Registrant at Suite 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As of October 31, 2002, there were no share purchase warrants outstanding to purchase common stock of the Registrant.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Not applicable

ITEM 16. RESERVED

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 13 of the notes to the financial statements.

The financial statements are in the following order:

1. Auditors’ Report;
2. Balance Sheets;
3. Statements of Loss and Deficit;
4. Statements of Cash Flows’
5. Statements of Changes in Shareholders’ Equity; and
6. Notes to the Financial Statements.

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of
Canplats Resources Corporation

We have audited the balance sheets of Canplats Resources Corporation as at July 31, 2002 and 2001 and the statements of loss and deficit, cash flows and changes in shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended July 31, 2002 and the assets and shareholders’ equity as at July 31, 2002 to the extent summarized in note 13 to the financial statements.

"Beauchamp & Company"

Vancouver, Canada

October 23, 2002

Chartered Accountants

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated October 23, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

"Beauchamp & Company"

Vancouver, Canada

October 23, 2002

Chartered Accountants

BALANCE SHEETS

As at July 31

                                                                          2002              2001
                                                                            $                 $
--------------------------------------------------------------------------------------------------

ASSETS
Current
Cash                                                                     35,246           183,331
Restricted cash [note 4]                                                107,607               -
Receivables                                                               6,019            13,264
Due from related parties [note 9]                                        10,988               232
Prepaid expense                                                             604             3,616
--------------------------------------------------------------------------------------------------
Total current assets                                                    160,464           200,443

Mineral properties [note 3]                                           1,478,254           986,469
--------------------------------------------------------------------------------------------------
Total Assets                                                          1,638,718         1,186,912
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                 25,359            30,960
Due to related parties [note 9]                                          30,539            26,528
--------------------------------------------------------------------------------------------------
Total liabilities                                                        55,898            57,488
--------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 5]                                                8,125,636         7,566,941
Deposits on share subscriptions [note 5]                                106,000               -
--------------------------------------------------------------------------------------------------
                                                                      8,231,636         7,566,941

Deficit                                                              (6,648,816)       (6,437,517)
--------------------------------------------------------------------------------------------------
Total shareholders' equity                                            1,582,820         1,129,424
--------------------------------------------------------------------------------------------------
                                                                      1,638,718         1,186,912
--------------------------------------------------------------------------------------------------

On behalf of the Board:

"R.E.Gordon Davis"                                            "James Tutton"

R.E. Gordon Davis, Director                                   James W. Tutton, Director

         The accompanying notes are an integral part of the financial statements.

                                                    STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

                                                                         2002             2001               2000
                                                                                                               $
                                                                     $                $
  ------------------------------------------------------------------------------------------------------------------

  Expenses
  Bank charges                                                              600               391              272
  Consulting                                                                -              17,278           12,800
  General exploration                                                     3,533               -              6,771
  Insurance                                                               6,315               634              -
  Investor relations                                                     15,172            19,364            1,279
  Legal, accounting and audit                                             7,005            17,815            8,763
  Listing and filing fees                                                 8,683             3,625            1,545
  Management administration fee [note 8]                                 23,500            10,200              -
  Office                                                                  3,455            17,156            7,653
  Rent [note 8]                                                          14,500            18,000              -
  Salaries                                                               38,738            50,022            1,646
  Shareholder relations                                                  14,240            16,918              -
  Telephone                                                                 118             3,251              359
  Travel and accommodation                                                  -               3,801           10,585
  Transfer agents                                                        15,692             6,898              -
  ------------------------------------------------------------------------------------------------------------------
                                                                       (151,551)         (185,353)         (51,673)
  ------------------------------------------------------------------------------------------------------------------

  Other income (expenses)
  Interest income                                                         1,636             6,419            2,088
  Gain on debt settlement                                                   -               1,700           13,874
  Write-off of investment in Colby Gold PLC                                 -                 -                 (1)
  Write-off of mineral properties [note 3]                              (61,384)          (23,771)         (79,412)
                                                              ------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------
                                                                        (59,748)          (15,652)         (63,451)
  ------------------------------------------------------------------------------------------------------------------

  Loss for the year                                                    (211,299)         (201,005)        (115,124)

  Deficit, beginning of the year                                     (6,437,517)       (6,236,512)      (6,121,388)
  ------------------------------------------------------------------------------------------------------------------
  Deficit, end of the year                                           (6,648,816)       (6,437,517)      (6,236,512)
  ------------------------------------------------------------------------------------------------------------------

  Weighted average number of issued shares                            9,202,413         3,062,700        1,111,303
  ------------------------------------------------------------------------------------------------------------------

  Basic loss per share                                                     0.02              0.06             0.10
  ------------------------------------------------------------------------------------------------------------------

                                                       STATEMENTS OF CASH FLOWS

Years ended July 31

                                                                         2002             2001               2000
                                                                            $                 $                $
--------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                                                      (211,299)         (201,005)        (115,124)
Non-cash items:
   Gain on debt settlement                                                  -                 -            (13,874)
   Write-off of mineral properties                                       61,384            23,771           79,412
    Write-off of investment in Colby Gold PLC                               -                 -                  1
--------------------------------------------------------------------------------------------------------------------
                                                                       (149,915)         (177,234)         (49,585)
Net change in non-cash working capital items:
   Amounts receivable and prepaid expenses                               10,257             5,164          (19,101)
   Due from related parties                                             (10,756)            4,194           (3,267)
   Accounts payable and accrued liabilities                              (5,601)           (2,366)         (40,803)
   Due to related parties                                                 4,011             9,300         (342,314)
--------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                      (152,004)         (160,942)        (455,070)
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Mineral property costs                                                 (516,669)         (541,618)        (360,952)
--------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                      (516,669)         (541,618)        (360,952)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Special warrants for cash                                                   -                 -            937,750
Shares issued for cash                                                  523,500         1,000,000              -
Deposits on share subscriptions                                         106,000
Deferred financing costs                                                 (1,305)         (208,196)         (27,960)
--------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                   628,195           791,804          909,790
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                             (40,478)           89,244           93,768

Cash, beginning of year                                                 183,331            94,087              319
--------------------------------------------------------------------------------------------------------------------
Cash, end of the year                                                   142,853           183,331           94,087
--------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:

--------------------------------------------------------------------------------------------------------------------

Non-cash financing activities
Shares issued for mineral property acquisitions                          36,500             6,250              -
--------------------------------------------------------------------------------------------------------------------

                              The accompanying notes are an integral part of the financial statements.

                                             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                              Common Stock
                                                                         Special                  otal Shareholders'
                                                          Amount         Warrants       Deficit  Tquity (Deficiency)
                                    Number of Shares        $                   $             $  E        $
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1999                   1,111,303       5,859,097            -      (6,121,388)       (262,291)

Issued by private placements

   Series "A" Special Warrants                  -                -           400,000        -             400,000

   Series "B" Special Warrants                  -                -           242,500        -             242,500

   Series "C" Special Warrants                  -                -           295,250        -             295,250

Loss for the year                               -                -             -         (115,124)       (115,124)
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 2000                   1,111,303        5,859,097        937,750   (6,236,512)        560,335

Conversion of special warrants

   Series "A" Special Warrants             1,600,000          400,000       (400,000)       -                -

   Series "B" Special Warrants               970,000          242,500       (242,500)       -                -

   Series "C" Special Warrants             1,181,000          295,250       (295,250)       -                -

For cash                                   2,500,000        1,000,000          -            -           1,000,000

For mineral properties                        25,000            6,250          -            -               6,250

Share issue costs                               -            (236,156)         -            -            (236,156)

Loss for the year                               -                -             -         (201,005)       (201,005)
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 2001                   7,387,303        7,566,941          -       (6,437,517)      1,129,424

For cash                                   2,655,000          523,500          -            -             523,500

For mineral properties                       175,000           36,500          -            -              36,500

Deposits on share subscriptions                 -             106,000          -            -             106,000

Share issue costs                               -              (1,305)         -            -              (1,305)

Loss for the year                               -                 -            -         (211,299)       (211,299)
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 2002                  10,217,303        8,231,636          -       (6,648,816)      1,582,820
----------------------------------------------------------------------------------------------------------------------

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967. Effective October 14, 1999, the Company changed its name from Colby Resources Corp. to International Colby Resources Corp. Effective March 15, 2000, the Company changed its name from International Colby Resources Corp. to Canplats Resources Corporation.

The Company is in the process of acquiring, exploring and developing platinum group mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 13.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral properties

The Company capitalizes the cost of acquiring mineral claims and exploration costs which are directly related to specific mineral claims until such time as the extent of the mineralization has been determined and the mineral claims are either developed, abandoned or allowed to expire.

If a claim is abandoned or if it is determined that its value is less than the book value, the accumulated mineral property and vested deferred exploration costs are written off in the year of abandonment or impairment in value. Once a property reaches commercial production, mineral property and deferred exploration costs will be amortized against production revenues.

Mineral claim option receipts received by the Company upon sale of an interest in a mining property would be considered as a recovery of costs and be recorded as a reduction of the deferred exploration costs on a property-by-property basis.

The amounts shown for acquisition of mineral claims and deferred exploration represent costs spent to date and do not necessarily reflect present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits is renounced to investors in accordance with the Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

Deferred financing costs

The costs of the prospectus preparation for legal, accounting, filing and sponsorship were initially deferred. These costs were charged against share capital when the shares were issued in March 2001.

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates in included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in note 6. Effective January 1, 2002, the company adopted the recommendations of the new Canadian Institute of Chartered Accountants’ handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Loss per share

Basic income/loss per common share is calculated using the weighted average number of common shares issued and outstanding during each period. Diluted income/loss per share is calculated using the new Canadian Institute of Chartered Accountants treasury stock method. It assumes that the proceeds from the exercise of options or warrants would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no impact on the amounts presented.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

Transactions recorded in United States dollars are translated as follows:

o   Monetary assets and liabilities at the rate prevailing at the balance sheet date
o   Non-monetary assets and liabilities at historic rates
o   Income and expenses at the actual rate of exchange in effect on the date of the transaction

Exchange gains or losses are recorded in the statements of operations and deficit.

Effective January 1, 2002 the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. There were no unamortized foreign exchange losses on long-term debt as at December 31, 2001 and consequently no adjustment to reduce opening retained earnings was necessary.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

3.MINERAL PROPERTY COSTS

The Company's properties are located in Ontario in the Thunder Bay Mining Division, Voltaire and Nipigon Lake areas.
                                                Voltaire  Black                                   Other
                  Grand Bay  Geikie     Posh    Johnspine Sturgeon   Tartan    Stucco    Mikinak  Properties  Total
                      $         $         $         $         $         $         $         $         $         $
Balance   -  July
31, 2000
                     34,385    73,779    75,489   128,773  42,821       6,480    32,942    10,621    57,082   462,372
----------------------------------------------------------------------------------------------------------------------

Acquisition costs
                     15,000    10,850         -    43,722     -       (5,000)         -     4,000     4,384    72,956
----------------------------------------------------------------------------------------------------------------------
Aircraft
                          -         -         -     3,000     -             -         -         -         -     3,000
Assays
                         51        77        81       159    34             -        26         -         -       428
Consulting
                      2,407     3,570     3,806     7,533   1,587           -     1,190        55         -    20,148
Drafting
                        132       792       467     2,321    176          108       176        88       220     4,480
Drilling
                          -         -         -    57,314         -         -         -         -         -    57,314
Geology
                      3,522    12,514     1,814    22,086   2,177         288     1,217       320     1,315    45,253
Geophysics
                     21,288    51,027    30,778    69,462  26,574       8,386       679    16,524         -   224,718
Labour
                          -     3,600         -         -         -         -         -         -         -     3,600
Line cutting
                      6,202    21,923    10,239    22,415         -    16,298         -     4,591         -    81,668
Living costs
                        693       443         -     1,436         -         -        59         -         -     2,631
Metallurgical
                        257     6,177         -     2,444         -         -         -         -         -     8,878
Office
expense-field           752     1,654     1,123     2,692    442            -       373        74       689     7,799
Prospecting
                      1,000     2,425     1,000     2,545         -         -       100         -         -     7,070
Storage
                        387       580       612     1,192    258            -       193         -         -     3,222
Travel                  631
                                1,114         -     2,711    180            -        67         -         -     4,703
----------------------------------------------------------------------------------------------------------------------
Exploration
costs  for
the year             37,322    105,896    49,920   197,310  31,428      25,080     4,080    21,652     2,224   474,912
----------------------------------------------------------------------------------------------------------------------
Costs     written
off   during  the
year                      -         -         -         -         -         -         -         -  (23,771)  (23,771)
----------------------------------------------------------------------------------------------------------------------
Balance   -  July
31, 2001
                     86,707   190,525   125,409   369,805    74,249    26,560    37,022    36,273    39,919   986,469
----------------------------------------------------------------------------------------------------------------------
Acquisition
costs
for the period            -    12,500         -       650         -         -  (28,850)   (4,200)    24,000     4,100
----------------------------------------------------------------------------------------------------------------------
Aircraft
                          -         -         -         -         -         -         -     2,413         -     2,413
Assaying
                      7,549    20,532     4,224     7,671     3,321         -       840     4,214         -    48,351
Consulting
                          -     1,267         -     1,500         -       680         -         -         -     3,447
Drafting
                      1,661     3,390     1,517     1,881       440         -       132       682         -     9,703
Drilling
                     27,903    49,731    14,235    69,199         -         -         -         -         -   161,068
Geochemistry
                      1,874         -         -         -     2,276         -         -     2,502         -     6,652
Geology
                     21,367    16,721    12,627    27,750     1,340         -       640     2,234       356    83,035
Geophysics                     26,206              41,476                                  13,294
                     28,913               2,500               5,382         -         -               1,795   119,566
Government fees
                         88       263         -       162         -         -        39         -        65       617
Equipment
                          -     7,913     2,325    22,793         -         -         -         -         -    33,031
Labour
                      1,846     3,788     1,461    11,024         -         -         -         -         -    18,119
Line cutting                                                                                                   25,132
                      2,866    10,224         -         -     5,971         -         -     6,071         -
Living costs
                      2,283     5,433     3,075     2,450         -         -       449         -       289    13,979
Metallurgical
                        781         -         -         -         -         -         -         -         -       781
Office
expense-field         1,043     3,621     2,473     2,019       179         -        94       179       133     9,741
Prospecting
                        325     3,675     1,400         -         -         -       325         -         -     5,725
Storage
                      1,359     2,758       846     1,829         -         -         -         -       408     7,200
Travel
                      3,226     9,354     1,992     6,911         -         -       146         -         -    21,629
Joint venture
   recoveries
                          -         -         -         -         -         -         -  (21,120)         -  (21,120)
----------------------------------------------------------------------------------------------------------------------
Exploration
costs   for   the   103,084   164,876             196,665                                  10,469
year                                     48,675              18,909       680     2,665               3,046   549,069
----------------------------------------------------------------------------------------------------------------------
Costs     written
off   during  the         -
year                                -         -         -         -  (27,240)         -         -  (34,144)  (61,384)
----------------------------------------------------------------------------------------------------------------------
Balance   -  July
31, 2002
                    189,791   367,901   174,084   567,120    93,158         -    10,837    42,542    32,821 1,478,254
----------------------------------------------------------------------------------------------------------------------

3. MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Grand Bay

The Company has an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. The property is subject to a 1% net smelter return (“NSR”) which the Company can purchase for $500,000.

Geikie

The Company has an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares in four equal installments of 25,000 shares in six month intervals (notes 5 and 14), and the granting of a 1% NSR which may be repurchased by the Company for $500,000. An additional 27 mineral claims (381 units) have been staked, of which 19 mineral claims (274 units) remain.

Posh

The Company has an option to acquire from East West Resource Corporation (“East West”), a related company by one common director, up to a 75% interest in 7 mineral claims (112 units) near Cheeseman Lake, Circle Lake, and Lunch Creek area by making a total of $30,000 in cash payments (paid) and spending a total of $500,000 in exploration expenditures by June 30, 2003. A 1% NSR in the property can be purchased for $500,000. An additional 8 mineral claims (105 units) have been staked by the Company, of which 1 mineral claim (16 units) remain.

Voltaire-Johnspine

The 100%-owned Voltaire-Johnspine Property is comprised of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Mount Lake and Chief Bay. The Voltaire-Johnspine Property consists of 62 mineral claims (815 units) covering an area of approximately 13,622 hectares and is located approximately 5 km southwest of the Gull River Indian Reservation and 65 km north of the Lac des Iles mine. The property is traversed by Highway 527 that links Thunder Bay, Ontario to Armstrong, Ontario.

Black Sturgeon

The Company has a 100% interest in the 4 mineral claims (64 units).

Tartan

The Company has a 100% interest in the 4 mineral claims (56 units). In fiscal 2002 the Company entered into an option agreement with Red Star Resource Corp. under which Red Star could earn a 50% interest. The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Stucco

The Company has a 100% interest in the Stucco property consisting of 23 mineral claims (314 units) located in the Thunder Bay Mining Division of Ontario. As part of the 314 claim unit property, a 16 unit claim has been purchased subject to the issuance of 50,000 common shares in three installments over 18 months. The vendors retain a 2% NSR of which 1% may be purchased for $1,000,000 and the remaining 1% may be purchased on a right of first refusal basis. In fiscal 2002 the Company signed an option agreement with Platinum Group Metals Ltd. whereby Platinum Group Metals can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, Platinum Group Metals can earn a 51% interest in the property through cash payments totalling $65,000 and exploration and development expenditures of $1,000,000 over four years.

Mikinak

The Company has an option to acquire from East West up to a 50% interest in 11 mineral claims (163 units) by funding $20,000 of assessment work and option payments. The Company will be the operator. The property is subject to a 2% NSR of which 0.8% can be purchased for $800,000 and the balance of the royalty on which the companies have a first right of refusal if sold. In fiscal 2002 the Company entered into an option/joint venture agreement with Teck Cominco Limited. Under the terms of the agreement, Teck may earn a 51% interest through cash payments totalling $100,000 and by spending exploration and development expenditures of $750,000 over four years. An additional 9% may be earned by spending another $1,500,000 over two years. An additional 3 mineral claims (17 units) have been staked. Subsequent to fiscal 2002, Teck Cominco gave notice that it as terminating the agreement (note 14).

OTHER PROPERTIES

Awl Lake

The Company acquired 5 mineral claims (80 units) located in the Obonga Lake area, Thunder Bay Mining Division, by paying $3,000 (paid) and issuing 100,000 common shares (issued).

Plateau Lake

The Company acquired by staking 13 mineral claims (94 units), which it owns 50/50 with East West and which is optioned to Prism Resources Inc., a company in which a director and president is also a director of the Company, whereby Prism can earn up to a 60% interest by paying $4,500 by June 25, 2001 (paid) and incur $436,000 in exploration costs by June 25, 2003. A total of 4 mineral claims (52 units) are remaining.

North Fintry

The Company has a 100% interest in 4 mineral claims (48 units). In fiscal 2002 all costs associated with the property were written off.

Circle Lake

The Company had a 100% interest in 15 mineral claims (196 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Boomer Lake

The Company had a 100% interest in 10 mineral claims (123 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

4. RESTRICTED CASH

During the year ending July 31, 2002 the Company raised a total of $501,000 in proceeds from the private placement of 2,505,000 flow-through common shares. A further $81,000 was received as deposits on share subscriptions for flow-through common shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of July 31, 2002, the unspent cash balance was $107,607.

5.SHARE CAPITAL

Authorized
100,000,000 common shares without par value.

[a]  The Company had the following shares issued and outstanding:

                                                                            Number of
                                                                             Shares              $
           ----------------------------------------------------------------------------------------------
                    Balance, July 31, 2000                                  1,111,303        5,859,097
                    For cash:
                       Initial public offering (c)                          2,500,000         1,000,000
                       Series "A" Special Warrants (b)                      1,600,000           400,000
                       Series "B" Special Warrants (b)                        970,000           242,500
                       Series "C" Special Warrants (b)                      1,181,000           295,250
                       For mineral properties (note 3)                         25,000             6,250
                       Share issue costs                                         -             (236,156)
           ----------------------------------------------------------- ---------------- -----------------
                   Balance, July 31, 2001                                   7,387,303         7,566,941
                    For cash:
                       Private placements (d)                                 150,000            22,500
                       Private placements - flow-through (d)                2,505,000           501,000
                    For mineral properties (note 3)                           175,000            36,500
                    Share issue costs                                            -              (1,305)
                    Deposits on share subscriptions (e)                          -              106,000
           ----------------------------------------------------------- ---------------- -----------------
                   Balance, July 31, 2002                                  10,217,303         8,231,636
           ----------------------------------------------------------- ---------------- -----------------

        As at July 31, 2002, the Company had 138,000 (2001 – 207,000) shares subject to escrow agreements.

[b]

The Company has issued 1,600,000 Series “A” Special Warrants at $0.25 per Special Warrant, exchangeable into 1,600,000 common shares and 970,000 Series “B” Special Warrants, 770,000 of which are flow-through warrants and 200,000 non-flow-through warrants, exchangeable into 970,000 common shares and 970,000 warrants whereby each warrant can be exercised to acquire one share at $0.25 in the first year and at $0.30 in the second year. The Company received proceeds for 1,181,000 Series “C” Special Warrants, exchangeable into 1,181,000 common shares and 1,181,000 warrants whereby each warrant can be exercised to acquire one share at $0.25 for one share in the first year and $0.30 in the second year. The Series “C” Special Warrants did not close until September 30, 2000. The warrants all expired on September 30, 2002.

[c]

The Company completed its initial public offering in March 2001 on the Canadian Venture Exchange by issuing to the public 2,500,000 units at a price of $0.40 per unit, to net the Company $763,844 after commissions, legal and sponsorship fees of $236,156. Each unit sold is comprised of one common share and one half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share, exercisable at $0.50 per share, until March 19, 2002. The listing of the Company’s shares qualified the issuance of 3,751,000 shares and 2,151,000 share purchase warrants, which were issued pursuant to previously issued Series “A”, Series “B” and Series “C” special warrants. The warrants all expired on September 30, 2002.

The Company’s agents were granted non-transferable share purchase warrants with the same exercise terms as the share purchase warrants, entitling them to purchase 500,000 common shares of the Company. The warrants expired on March 21, 2002.

[d]

During the year ending July 31, 2002 the Company issued, in three separate private placements, a total of 2,505,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share.

[e]

In July 2002 the Company announced it was planning a private placement and in early August 2002 it closed on the private placement consisting of 790,000 shares consisting of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. Total proceeds of $106,000 ($81,000 relating to flow-through shares and $25,000 relating to common shares) were received prior to year-end with the shares issued on August 2, 2002.

6. STOCK OPTIONS

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the closing market price of the Company’s stock as calculated on the date immediately preceding the grant. The options can be granted for a maximum term of 5 years.

Stock options issued to officers, employees and directors are as follows:

                                                       2002                                  2001
          -----------------------------------------------------------------------------------------------
                                                     Weighted                              Weighted
                                                      Average                              Average
                                                     Exercise                              Exercise
                                      Number           Price           Number               Price
                                     of Shares           $            of Shares               $
          -----------------------------------------------------------------------------------------------

          Options outstanding
              at August 1            1,040,000         0.50               -                   -
          Granted                        -               -              1,040,000            0.50
          -----------------------------------------------------------------------------------------------

          Options outstanding
          and exercisable
             at July 31              1,040,000         0.50             1,040,000            0.50
          -----------------------------------------------------------------------------------------------

The expiry date on all options is April 4, 2004.

7. WARRANTS

Warrants issued are as follows:

                                                       2002                                  2001
          -----------------------------------------------------------------------------------------------
                                                     Weighted                              Weighted
                                                      Average                              Average
                                                     Exercise                              Exercise
                                      Number           Price           Number               Price
                                     of Shares           $            of Shares               $
          -----------------------------------------------------------------------------------------------
          Warrants outstanding
              at August 1            3,901,000         0.37               -                   -
          Issued                         -               -            3,901,000              0.37
          Exercised                      -               -                -                   -
          Expired                    (500,000)         0.50               -                   -
          -----------------------------------------------------------------------------------------------
          Warrants outstanding       3,401,000         0.37           3,901,000              0.37
             at July 31
          -----------------------------------------------------------------------------------------------

        During the year the expiry dates for the 970,000 Series “B” warrants and 1,250,000 of the 1,750,000 warrants issued with the initial public offering were extended to September 30, 2002. Subsequent to year-end all remaining warrants expired unexercised.

The following table summarizes information on warrants outstanding at July 31, 2002.

                                                Number of           Exercise

                                                                                        Expiry
                                                  Shares             Price               Date
          -----------------------------------------------------------------------------------------------
          Series “B”                                 970,000         $0.30        September 30, 2002
          Series “C”                               1,181,000         $0.30        September 30, 2002
          Initial public offering                  1,250,000         $0.50        September 30, 2002
          -----------------------------------------------------------------------------------------------
                                                   3,401,000
          -----------------------------------------------------------------------------------------------

8. COMMITMENTS

Effective April 1, 2001, the Company entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. The agreement is for a term of 24 months and may be extended by agreement of the parties. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct costs plus a factor of 30% for benefits. For overhead costs, office equipment usage and management services personnel, which cannot reasonably be allocated to time spent on behalf of the Company, the management fee was $2,600 per month. An additional $1,500 per month was charged for office space and furnishings used by the Company. On January 1, 2002 the management fee was reduced to $1,500 per month and the amount charged for office space and furnishings was reduced to $1,000 per month.

9. RELATED PARTY TRANSACTIONS

[a]     The Company entered into the following transactions with related parties:

{i}	Paid or accrued $185,529 (2001 — $126,946) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the Company (note 8).

{ii}	The Company has entered into mineral property option agreements and share an exploration office with East West (note 3), a company that has one director who is also a director of the Company. The Company paid or accrued $28,472 (2001 — $22,574) to East West for the share of the exploration office. The Company received or accrued $22,598 (2001 — $Nil) from East West’s share of the mineral property option agreements.

{iii}	The Company has entered into a mineral property option agreement with Prism Resources Inc. relating to the Plateau Lake property [note 3], a company whose president and director is also a director of the Company. In fiscal 2002 the Company received $Nil (2001 – $2,250) from Prism.

{iv}	In fiscal 2002 the Company acquired the Awl Lake mineral property from a company that is controlled by a major shareholder of the Company (note 3). The consideration paid was $3,000 in cash and the issuance of 100,000 common shares with value of $20,000.

[b]     Included in amounts receivables and payables at July 31, 2002 are the following:

             {i}        $10,988 (2001 — $232) due from East West

             {ii}        $30,539 (2001 — $26,528) payable to Silver Standard.

10.  INCOME TAXES

As at July 31, 2002, the Company had available for deduction against future taxable income, net loss carryforwards of approximately $701,000 (2001 — $508,000). These losses, if unutilized, expire from 2003 and 2009. Subject to certain restrictions, the Company has further resource development, exploration and finance expenses totalling approximately $4,654,000 (2001 — $4,644,000) available to reduce taxable income in future years with no fixed expiry date. The net loss carryforwards resulted from regular operating losses in prior years.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of July 31 are as follows:

                                                                                        2002                2001
                                                                                $                    $
          -----------------------------------------------------------------------------------------------------------

          Long term future tax assets:
             Non capital loss carryforwards                                         277,700             227,600
             Book amortization in excess of tax CCA and resource claims           1,204,400           1,547,900
             Finance charges                                                         56,500              84,300
          -----------------------------------------------------------------------------------------------------------
             Total future tax assets                                              1,538,600           1,859,800
             Less:  Valuation allowance for future tax assets                    (1,538,600)
                                                                                                     (1,859,800)
          -----------------------------------------------------------------------------------------------------------
             Net future tax assets                                                    -                     -
          -----------------------------------------------------------------------------------------------------------

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

A reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

                                                                                        2002                2001
                                                                                          $                   $
          -----------------------------------------------------------------------------------------------------------

          Loss before taxes                                                         (211,299)          (201,005)
          -----------------------------------------------------------------------------------------------------------
             Income taxes at statutory rates of 39.6% (2001 - 44.6%)                 (83,700)           (89,700)
             Non deductible expenses and adjustment for income tax                     7,100            (10,500)
             Unrecognized benefit of net operating losses carried forward             76,600            100,200
          -----------------------------------------------------------------------------------------------------------
                                                                                           -                   -
          -----------------------------------------------------------------------------------------------------------

11.  SEGMENTED INFORMATION

The Company operates in one industry segment in Canada – the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 3.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. The estimated fair values of the Company’s financial instruments approximate their book value as the amounts are short-term in nature.

13.  DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from United States generally accepted accounting principles and practices (“U.S. GAAP”).

[a]       Mineral Properties

Under Canadian GAAP, mineral property acquisition and exploration expenditures are capitalized until such property is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverability of capitalized mineral property expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral property expenditures are expensed as incurred.

[b]       Common Stock

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, effective January 1, 2002, all stock-based awards made to non-employees must be measured and recognized using the fair value based method. The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (APB 25”) to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of Company’s shares on the date of grant exceeds the exercise price. During the 2001 fiscal year, the Company granted stock options to purchase 1,040,000 common shares at a price of $0.50 per share expiring on April 4, 2004. No compensation cost has been recognized as the market price of the Company’s shares on the date of grant was less than the exercise price. During the 2002 and 2000 fiscal years, no stock options were granted by the Company.

13.  DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2002, 2001 and 2000 fiscal years:

                                                       2002                     2001                      2000
    ----------------------------------------- ----------------------- ------------------------- --------------------------
                                                          Weighted                  Weighted                  Weighted
                                              Number of   Average     Number of     Average     Number of      Average
                                                Shares    Exercise      Shares      Exercise      Shares      Exercise
                                                            Price                    Price                      Price
                                                             ($)                      ($)                        ($)
    ----------------------------------------- ----------- ----------- ----------- ------------- ----------- --------------
    Balance at beginning of year              1,040,000      0.50         -            -            -             -
    Granted                                       -           -       1,040,000       0.50          -             -
                                              ----------- ----------- ----------- ------------- ----------- --------------

    Outstanding at end of year                1,040,000      0.50     1,040,000       0.50          -             -
                                              ----------- ----------- ----------- ------------- ----------- --------------

    Exercisable at end of year                1,040,000      0.50     1,040,000       0.50          -             -
                                              ----------- ----------- ----------- ------------- ----------- --------------

    Weighted-average fair value of
     Options  granted during the year                         -                       0.05                        -
                                                          -----------             -------------             --------------
For the 2001 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0% volatility factor of the expected market price of the Company’s common stock of 0.31; option lives of three years; and no expected dividends. During the 2002 and 2000 fiscal years, no stock options were granted by the Company.

The following is a summary of the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002, 2001, and 2000 fiscal years:

                                           2002                         2001                        2000
                                            $                            $                            $
                                As Reported     Pro Forma     As Reported    Pro Forma    As Reported     Pro Forma
                               -------------- -------------- -------------- ------------ --------------- ------------

      Net loss for the year        (703,084)    (703,084)        (725,102)   (775,126)        (410,537)    (410,537)
                               -------------- -------------- -------------- ------------ --------------- ------------

      Basic and diluted
        Loss per share                (0.08)       (0.08)           (0.24)     (0.26)            (0.37)       (0.37)
                               -------------- -------------- -------------- ------------ --------------- ------------

13.  DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

    [c]        Application of U.S. GAAP to Financial Statements

        The impact of the application of U.S. GAAP to the Company’s financial statements are summarized as follows:

         BALANCE SHEETS                                                        2002             2001         2000
                                                                               $                   $         $
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Assets
         Mineral properties under Canadian GAAP                           1,478,254         986,469         462,372
         Add back write-off of mineral properties under
            Canadian GAAP                                                    61,384          23,771          79,412
         Mineral property expenditures expensed
            under U.S. GAAP                                                (553,169)       (547,868)       (374,825)
         Cumulative historical adjustments                                 (986,469)       (462,372)       (166,959)
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Mineral properties under U.S. GAAP                                  -                -               -
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Total Assets under U.S. GAAP                                       160,464         200,443         148,517
         ----------------------------------------------------------- ---------------- --------------- ---------------

         Shareholders' Equity
         Deficit under Canadian GAAP                                     (6,648,816)     (6,437,517)     (6,236,512)
         Deduct net loss under Canadian GAAP                                211,299         201,005         115,124
         Add net loss under U.S. GAAP                                      (703,084)       (725,102)       (410,537)
         Cumulative historical adjustments                                 (986,469)       (462,372)       (166,959)
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Deficit under U.S. GAAP                                         (8,127,070)     (7,423,986)     (6,698,884)
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Total Shareholders' Equity
            Under U.S. GAAP                                                 104,566         142,955          97,963
         ----------------------------------------------------------- ---------------- --------------- ---------------

         STATEMENTS OF OPERATIONS

         ----------------------------------------------------------- ---------------- --------------- ---------------

         Loss for the year under Canadian GAAP                             (211,299)       (201,005)       (115,124)
         Add back write-off of mineral properties under
            Canadian GAAP                                                    61,384          23,771          79,412
         Mineral property expenditures expensed
            under U.S. GAAP                                                (553,169)       (547,868)        (374,825)

         ----------------------------------------------------------- ---------------- --------------- ---------------
         Loss for the year under U.S. GAAP                                 (703,084)       (725,102)        (410,537)
         ----------------------------------------------------------- ---------------- --------------- ---------------

13.      DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

         STATEMENTS OF CASH FLOWS                                              2002             2001            2000
                                                                               $                $               $
         -------------------------------------------------------------- ------------- --------------- ---------------

         Operating Activities
         Loss for the year under U.S. GAAP                                 (703,084)       (725,102)       (410,537)
         Non-cash issue of shares for property                               36,500           6,250            -
         Other components of operating activities which
            are similar under Canadian and U.S. GAAP                        (2,089)          16,292        (405,485)
         -------------------------------------------------------------- ------------- --------------- ---------------
         Net cash provided by (used for) operating
            activities under U.S. GAAP                                     (668,673)       (702,560)       (816,022)
         -------------------------------------------------------------- ------------- --------------- ---------------

         Investing Activities
         Mineral property costs under U.S. GAAP                                -               -               -
         -------------------------------------------------------------- ------------- --------------- ---------------
         -------------------------------------------------------------- ------------- --------------- ---------------
         Net cash used for investment activities under U.S. GAAP               -               -               -
         -------------------------------------------------------------- ------------- --------------- ---------------
[d]	Loss per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share ("EPS") is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

                                                                               2002             2001            2000
                                                                                $               $               $
                                                                     ---------------- --------------- ---------------

         Numerator, net loss for the year under U.S. GAAP                  (703,084)       (725,102)        (410,537)

                                                                     ---------------- --------------- ---------------
         Denominator:
         Weighted-average number of shares
            under Canadian GAAP                                           9,202,413       3,062,700       1,111,303
         Effect of escrow shares excluded from
           the denominator under U.S. GAAP                                 (138,000)        (76,562)             --
                                                                     ---------------- --------------- ---------------

         Weighted-average number of shares under U.S. GAAP                9,064,413       2,986,138       1,111,303
                                                                     ---------------- --------------- ---------------

         Basic and diluted loss per share under U.S. GAAP                     (0.08)          (0.24)           (0.37)
                                                                     ---------------- --------------- ---------------
Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

[e]	Recent Accounting Pronouncements

In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001 and the Company does not expect any significant impact upon adoption.

14.  SUBSEQUENT EVENTS

[a]

The Company issued 25,000 shares pursuant to the terms of a mineral property agreement with respect to the Geikie mineral properties. The shares were issued at $0.25 per share (note 3) and this concludes the obligations under the agreement.

The Company issued 12,500 shares pursuant to the terms of a mineral property agreement with respect to the Stucco mineral properties. The shares were issued at $0.16 per share (note 3).

[b]	The Company has been notified in October, 2002 that Teck Cominco was terminating its agreement relating to the Mikinak property and further, that the claims were in good standing (note 3).

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17. Financial Statements”

ITEM 19. EXHIBITS

The exhibits included in this Form 20-F are in the following order:

1. Articles of Incorporation and Bylaws

(a)    Certificate of Incorporation of Colby Mines Ltd. (N.P.L.) dated February 15, 1967;
(b)    Articles of Incorporation; [1]
(c)    Certificate of Change from a Private Company into a Public Company dated December 11, 1967; [1]
(d)    Certificate of Change of Name to Colby Mines Ltd. dated January 11, 1977; [1]
(e)    Certificate of Change of Name to Colby Resources Corp. dated February 11, 1980; [1]
(f)    Certificate of Change of Name to International Colby Resources Corp. dated October 14, 1999; [1]
(g)    Certificate of Change of Name to Canplats Resources Corporation dated March 15, 2000; [1]

3. Voting Trust Agreements

      Not applicable

4. Material Contracts

       Principal Properties

       (a) Geikie

Agreement dated April 28, 1999 with Bryan Patrie, whereby Canplats was granted an option to purchase a 100% interest in and certain rights to prospect and examine 108 mineral claim units forming the Geikie Property; [1]

         (b)Posh

Agreement dated June 30, 1999 between Canplats and East West, whereby Canplats may earn a 75% interest in 112 mining claim units forming the Posh Property; [1]

Amending Agreement dated September 30, 2000 between Canplats and East West, amending the agreement dated June 30, 1999 between Canplats and East West in respect of the Posh Property by the inclusion of an additional six claims (73 claim units) under such agreement; [1]

Amending Agreement dated April 4, 2001 between Canplats and East West, amending the agreement dated June 30, 1999 between Canplats and East West in respect of the Posh Property by extending the time by three months from June 30, 2001 to September 30, 2001 in which Canplats has to incur exploration expenditures on the property of $100,000; [1]

      (c) Grand Bay

Agreement dated June 30, 1999 between Canplats and Golden Dragon whereby Canplats acquired a 75% interest in 156 claim units forming the Grand Bay Property; [1]

Amending Agreement dated December 21, 2000 between Golden Dragon and the Registrant, amending the agreement dated June 30, 1999 between Golden Dragon and Canplats in respect of the Grand Bay Property by extending the time by six months, from December 30, 2000 to June 30, 2001, in which Canplats has to incur exploration expenditures on the property of $40,000; [1]

Amending Agreement dated April 4, 2001 between Golden Dragon and the Registrant, amending the agreement dated June 30, 1999 between Golden Dragon and Canplats in respect of the Grand Bay Property by extending the time by three months from June 30, 2001 to September 30, 2001 in which Canplats has to incur exploration expenditures on the property of $100,000; [1]

      (d) Mikinak West and East

Option and Joint Venture Agreement dated March 17, 2000 between East West and Canplats pursuant to which Canplats may earn a 50% interest in 151 claim units forming the Mikinak West and East Property; [1]

Agreement dated March 25, 2002 with Teck Cominco Limited whereby the Registrant granted an option to Teck Cominco to acquire up to a 60% interest in the 149 mineral claim units which comprise the Mikinak West property.

      (e) Stucco

Agreement dated September 21, 2001 with Aki Siltamaki, R. Hietapakka and A. Hietapakka whereby Canplats was granted an option to purchase a 100% interest in and certain rights to prospect and examine 16 mineral claim units.

Agreement dated September 27, 2001 with Platinum Group Metals Ltd. whereby Canplats granted an option to Platinum to acquire up to a 60% interest in the 314 mineral claim units which comprise the Stucco property.

      Other Material Contracts

      (a) Escrow Agreements

Escrow Agreement dated January 29, 2001 among the Registrant, Computershare Trust Company of Canada, R.E. Gordon Davis, Robert A. Quartermain, Ross A. Mitchell and Kathleen Mitchell in respect of the escrow of certain securities of the Registrant; [1]

      (b) Stock Option Plan

Stock option plan dated April 2, 2001 providing for the issuance of stock options to acquire up to a total of 1,400,000 common shares of the Registrant [1]

      (c) Transfer Agency Agreement

Transfer agent, registrar and dividend disbursing agent agreement dated February 5, 2001 between Computershare Trust Co. of Canada and the Registrant [1]

      (d) Management Agreement

        Management services agreement dated April 1, 2001 between Silver Standard Resources Inc. and the Registrant [1]

10. Additional Exhibits

(a)   Sponsorship Agreement dated April 28, 2000 between Canplats and Haywood Securities Inc.; [1]
(b)    Agency Agreement dated January 29, 2001 between Canplats and Haywood Securities Inc.; [1]
(c)    Prospectus dated February 14, 2001 offering up to 2,500,000 units of Canplats at a price of $0.40 per unit; [1]
(d)    Flow-Through Share Private Placement Subscription Agreement dated September 18, 2001 offering up to 1,305,000 shares of Canplats at a price of $0.20 per unit; [2]
(f)     2001 Field Activities Report on the Geikie property dated March, 2002 and updated August, 2002; [4]
(e)    Flow-through share private placement subscription agreement dated December 21, 2001 offering up to 900,000 shares of Canplats at a price of $0.20 per unit; [3]
(g)   Flow-Through Share Private Placement Subscription Agreement dated March 13, 2002 offering up to 300,000 shares of Canplats at a price of $0.20 per unit;
(h)    Share Private Placement Subscription Agreement dated March 13, 2002 offering up to 150,000 shares of Canplats at a price of $0.15 per unit;
(i)    Share Private Placement Subscription Agreement dated July 16, 2002 offering up to 540,000 shares of Canplats at a price of $0.15 per unit;
(j)   Share Private Placement Subscription Agreement dated July 16, 2002, offering up to 250,000 shares of Canplats at a price of $0.10 per unit.

99.1   Certification of Chairman, President and Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

99.2   Certification of Vice President, Financer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

[1]     Herein incorporated by reference as previously included in the Form 20-F registration statement of Canplats as filed on July 30, 2001

[2]     Herein incorporated by reference as previously included in the Amendment Number One to the Form 20-F registration statement of Canplats as filed on December 11, 2001

[3]     Herein incorporated by reference as previously included in the Amendment Number Two to the Form 20-F registration statement of Canplats as filed on January 21, 2002

[4]     Herein incorporated by reference as previously included in Form 6-K of Canplats as filed on December 13, 2002.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, R.E. Gordon Davis, Chairman, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

the Annual Report on Form 20-F of Canplats Resources Corporation (the “Company”) for the annual period ended July 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 17, 2002

/s/ R.E. Gordon Davis
______________________

R.E. Gordon Davis, Chairman, Presidentand
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ross A. Mitchell, Vice President, Finance, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

the Annual Report on Form 20-F of Canplats Resources Corporation (the “Company”) for the annual period ended July 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 17, 2002

/s/ Ross A. Mitchell
___________________

Ross A. Mitchell, Vice President, Finance

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2002

On Behalf of the Registrant,

CANPLATS RESOURCES CORPORATION

per:

/s/ R.E. Gordon Davis
____________________________

R.E. Gordon Davis

Chairman, President and Chief Executive Officer

/s/ Ross A. Mitchell

Ross A. Mitchell
____________________________
Vice President, Finance

CERTIFICATION OF CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R.E. Gordon Davis, certify that:

1.     I have reviewed this annual report on Form 20-F of Canplats Resources Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 17, 2002

/s/ R.E. Gordon Davis
___________________

R.E. Gordon Davis, Chairman, Presidentand
Chief Executive Officer

CERTIFICATION OF VICE PRESIDENT, FINANCE PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ross A. Mitchell, certify that:

1.     I have reviewed this annual report on Form 20-F of Canplats Resources Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 17, 2002

/s/ Ross A. Mitchell
___________________

Ross A. Mitchell, Vice President, Finance