Form 20-F
CANPLATS RESOURCES CORP
filed 2003-12-18
CIK 1156297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended July 31, 2003
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

Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2
___________________________________________________________________________ (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class None ____________________________________	Name of each exchange on which registered Not applicable ____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock without par value ______________________________________ (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
________________________ (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
16,997,303

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes No

Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 Item 18

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our operations and planned future acquisitions. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in its market. These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Descriptions of Properties” and “Operating and Financial Review and Prospects”.

- iv -

In this Annual Report, “we”, “us”, “our”, “Canplats” and “the Company” refer to Canplats Resources Corporation, a company incorporated under the Company Act (British Columbia).

- v -

PART I

Item 1      Identity of Directors, Senior Management and Advisers

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

Item 2      Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 3      Key Information

A.    Selected Financial Data

The following table summarizes certain of our selected financial data. This information should be read in conjunction with the more detailed financial statements included in this Annual Report.

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

		Year ended Jul 31, 2003	Year ended Jul 31, 2002	Year ended Jul 31, 2001	Year ended Jul 31, 2000	Year ended Jul 31, 1999

1	Revenues	Nil	Nil	Nil	Nil	Nil
2	Loss for period*	(294,424)	(211,299)	(201,005)	(115,124)	(31,626)
3	Loss per common share*	(0.02)	(0.02)	(0.06)	(0.10)	(0.03)
4	Total assets	1,924,475	1,638,718	1,186,912	610,889	171,380
5	Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	Nil
6	Capital stock	8,722,470	8,125,636	7,566,941	5,859,097	5,859,097
7	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8	Number of shares	16,997,303	10,217,303	7,387,303	1,111,303	5,556,515***

*	All of our operations are continuing.
**	No preferred stock has been issued
***	Consolidated on a 5 for 1 basis on October 14, 1999

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

		Year ended Jul 31, 2003 restated	Year ended Jul 31, 2002 restated	Year ended Jul 31, 2001 restated	Year ended Jul 31, 2000 restated	Year ended Jul 31, 1999 restated

1	Revenues	Nil	Nil	Nil	Nil	Nil
2	Loss for period*	(290,870)	(703,084)	(725,102)	(410,537)	(158,885)
3	Loss per common share*	(0.02)	(0.08)	(0.24)	(0.37)	(0.14)
4	Total assets	449,775	160,464	200,443	148,517	4,421
5	Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	$30
6	Capital stock	8,722,470	8,125,636	7,566,941	5,859,097	5,859,097
7	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8	Number of shares	16,997,303	10,217,303	7,387,303	1,111,303	5,556,515***

*	All of our operations are continuing.
**	No preferred stock has been issued
***	Consolidated on a 5 for 1 basis on October 14, 1999

Reference should be made to note 13 to the financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (Cdn$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

Table No. 3 below sets out the rate of exchange for the Canadian dollar at July 31, 2003, July 31, 2002, July 31, 2001, July 31, 2000 and July 31, 1999, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The tables set out the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate in Table No. 3 means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close

Fiscal Year Ended July 31, 2003	1.50	1.59	1.33	1.41
Fiscal Year Ended July 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended July 31, 2001	1.52	1.58	1.47	1.53
Fiscal Year Ended July 31, 2000	1.47	1.51	1.43	1.49
Fiscal Year Ended July 31, 1999	1.51	1.58	1.45	1.51

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	June	July	August	September	October	November

High	1.38	1.41	1.41	1.39	1.35	1.34
Low	1.33	1.34	1.38	1.35	1.30	1.30

On December 5, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals Cdn $1.30.

B.    Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.   Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

D.    Risk Factors

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

o	market fluctuations for precious metals;
o	the proximity and capacity of natural resource markets and processing equipment; and
o	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining:

o	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:

o	establish ore reserves through drilling;
o	develop metallurgical processes to extract the metals from the ore; and
o	construct the mining and processing facilities at any site chosen for mining.

We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

o	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate

o	road access;

o	water and power supply; and
o	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

o	In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

o	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:

o	unusual or unexpected geological formations;
o	power outages;
o	labour disruptions;
o	flooding, explosions, rockbursts, cave-ins, landslides, and;
o	inability to obtain suitable or adequate machinery, equipment or labour.

o	We may become subject to liabilities in connection with:

o	pollution;
o	cave-ins; or
o	hazards against which we cannot insure against or which may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

o	Mining operations and exploration activities are subject to national and local laws and regulations governing:

o	prospecting, development, mining and production;
o	exports and taxes;
o	labour standards, occupational health and mine safety;
o	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

o	Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

o	global or regional consumption patterns;
o	supply of, and demand for, gold;
o	speculative activities;
o	expectations for inflation; and
o	political and economic conditions.

We cannot predict the effect of these factors on metals prices.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

o	control dispersion of potentially deleterious effluents; and
o	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by:

o	political instability and violence;
o	war and civil disturbance;
o	expropriation or nationalization;
o	changing fiscal regimes;
o	fluctuations in currency exchange rates;
o	high rates of inflation;
o	underdeveloped industrial and economic infrastructure; and
o	unenforceability of contractual rights;

any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our accounts in Canadian dollars. Any appreciation in the currency of Mexico or other countries where we carryout exploration activities against the Canadian dollar will increase our costs of carrying out operations in such countries.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) and Silver Standard Resources Inc. and as a director of IAMGold Corporation (formerly Repadre Capital Corporation), Western Silver Corporation (formerly Western Copper Holdings Ltd.), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.) and Esperanza Silver Corp. (formerly Reliant Ventures Ltd.). These associations give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officer may be difficult.

We are organized under the law of and headquartered in British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (a) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States’ courts based upon the civil liability provisions of United States’ federal securities laws or (b) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States’ securities laws.

Item 4      Information on the Company

A.    History and Development of the Company

General Background

We were incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967 under the name Colby Mines Ltd. (N.P.L.). On January 11, 1977, we changed our name to Colby Mines Ltd. and then to Colby Resources Corp. on February 11, 1980. On October 14, 1999, we changed our name to International Colby Resources Corporation and consolidated our shares on a five for one basis. On March 15, 2000, we changed our name to “Canplats Resources Corporation”.

Our head office and registered and records office is located at: Suite 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is R.E. Gordon Davis, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. We do not have a registered agent in the United States.

In February 2003, we announced the acquisition of the Rodeo gold prospect located approximately 150 kilometers north of Durango, Mexico. See Item 4.B — “Business Overview”.

In June 2003, we retained G2 Consultants Corporation, of Vancouver, B.C., to provide financial public relations services. Under the terms of the agreement we agreed to retain G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. We will pay G2 Consultants up to $8,500 per month plus approved expenses, solely in cash, for financial public relations services, communications materials and travel. We are at arm's length with G2 Consultants.

In July 2003, we completed a drill program on the Geikie property located in the Nipigon Region of the Province of Ontario and subsequently placed the property on care and maintenance.

In August 2003, we announced the acquisition of a lease with option to purchase of the Yerbabuena gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. See Item 4.B — “Business Overview”.

In October 2003, we announced the acquisition of the Santa Lucia gold prospect, located in the state of Baja California Norte, Mexico just south of the U.S. – Mexico border approximately 70 miles east of Tijuana. See Item 4.B — “Business Overview”.

In October 2003, we granted to Silver Standard Resources Inc. (“Silver Standard”) a right of first offer on all properties referred to us by Silver Standard. Under the terms of the right of first offer, if we intend to dispose of an interest in any referred property, we must give Silver Standard the first opportunity to acquire the interest. Our Rodeo, Yerbabuena and Santa Lucia properties are subject to the right of first offer.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at July 31, 2003, other than where a different date is specified.

B.    Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities & Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

Until February of 2003, we were engaged in the exploration of platinum group metals in the Nipigon region of Ontario, Canada. In February of 2003, we expanded our focus to include the exploration for gold in Mexico. Following the completion of an exploration program on the Geikie Property in the Nipigon region of Ontario in July of 2003, our primary focus became the exploration for gold in Mexico. We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3.D – “Risk Factors”.

We do not currently have principal mineral property. We have three properties that are prospective for gold located in Mexico, which we intend to focus our exploration efforts on in 2004. These gold properties are the Rodeo Gold Prospect, Yerbabuena Gold Prospect and Santa Lucia Gold Prospect. We have a number of property holdings in Ontario, Canada, including the Geikie Property, that we have placed on care and maintenance and are not considered principal or secondary properties.

Rodeo Gold Prospect

In February 2003, we acquired by staking a 100% interest in the Rodeo gold prospect located 150 kilometers north of Durango, Mexico, subject to the payment of a finder’s fee to La Cuesta International, Inc. (“LCI”). Under an agreement dated February 20, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Rodeo prospect of:

o	US $10,000 on signing the agreement (paid);

o	every six months commencing June 11, 2003, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

o

on commencement of commercial production on the property, the greater of US $10,000 per year and a 25% net smelter returns (net smelter returns (“NSR”) means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities.);

provided that the maximum amount payable to LCI in respect of the finder’s fee for the Rodeo prospect is US $500,000.

We currently hold a 100% interest in the Rodeo prospect, subject to making the above described payments to LCI.

Yerbabuena Gold Prospect

Under an agreement dated July 11, 2003, we acquired from LCI a lease with option to purchase a 100% interest in the Yerbabuena gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. In order to maintain the lease in good standing, we are required to pay LCI:

o	US $7,500 on signing the agreement (paid);

o	US $5,000 on or before September 1, 2003 (paid);

o	US $7,500 on or before March 1, 2004;

o	US $7,500 on or before September 1, 2004;

o	US $10,000 on or before March 1, 2005;

o	US $10,000 on or before September 1, 2005;

o	US $15,000 every six months thereafter commencing March 1, 2006;

o	on commencement of commercial production on the property, the greater of US $25,000 per quarter and a 2% NSR;

We can purchase the property from LCI at anytime on payment of US $2,000,000, less all lease payments described above.

Under the terms of the lease with option to purchase, we have the exclusive right to explore and mine the Yerbabuena prospect, subject to making the above described payments to LCI.

Santa Lucia Gold Prospect

In October 2003, we acquired by staking a 100% interest in the Santa Lucia gold prospect located Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Santa Lucia prospect of:

o	US $15,000 on signing the agreement (paid);

o	US $5,000 on or before December 12, 2003; (paid)

o	every six months commencing June 12, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

o	on commencement of commercial production on the property, the greater of US $10,000 per year and a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the Santa Lucia prospect is US $500,000.

We currently hold a 100% interest in the Santa Lucia prospect, subject to making the above described payments to LCI.

Other Properties

We have several other property holdings in Ontario, Canada, including the Geikie Property (described in our Annual Report on Form 20-F for the year ended July 31, 2002 , file no. 0-31190 filed on December 31, 2002) which are not considered our primary or secondary properties. These property interests are being held for possible future exploration, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.    Organizational Structure

We do not currently have any subsidiaries. We are in the process of incorporating a subsidiary in Mexico under the name Canplats de Mexico S.A. de C.V. We will hold a 100% beneficial interest in the company, which will hold our interests in our Mexican gold prospects.

D.   Property, Plant and Equipment

Mexican Gold Prospects

Rodeo Gold Prospect

The Rodeo gold prospect is located approximately 150 kilometers north of Durango, Mexico and is comprised of one mineral claim covering an area of 975-hectare (9.3 square miles). The property is accessed by paved highway.

The Rodeo property is located along a major northwest-trending fault system, which places volcanic rocks against limestones and shales.

The Rodeo prospect was explored in the 1990s by Monarch Resources de Mexico, S.A. de C.V., whose objective was to locate near-surface, bulk tonnage gold mineralization. Monarch completed extensive mapping, selective and grid rock chip sampling, and reverse circulation drilling. Sampling demonstrated highly anomalous disseminated and vein-controlled values in gold, silver, arsenic, antimony and mercury. Strong geochemical anomalies were noted in multiple target areas over significant lengths and widths.

Yerbabuena Gold Prospect

The Yerbabuena gold prospect is located approximately 150 kilometers north-northwest of Durango, Mexico and is comprised of two mineral claims totaling 1,256 hectares (3,103.5 acres). The property is accessed by gravel road.

The Yerbabuena prospect is located along a major northwest-trending fault system which places volcanic rocks against limestones and shales. The property covers four distinct areas of mineralization for which mapping, sampling and geophysics are recommended prior to drilling.

Santa Lucia Gold Prospect

The Santa Lucia project is located in the state of Baja California Norte just south of the U.S. – Mexico border approximately 70 miles east of Tijuana. The property is comprised of one mineral claim covering an area of 4,550-hectare (17.6 square mile). The property is accessed by paved highway.

Santa Lucia is prospective for bulk mineable, epithermal gold mineralization located in feeder systems defined by fault structures. At Santa Lucia, an east-west trending ridge and low hills are composed of a basement complex of plutonic rock intruding structurally contorted marble, gneiss and schist overlain by the Pliocene Canebrake Conglomerate and Imperial Formation.

Office Space

Under a Management Services Agreement with Silver Standard, we pay a management fee of $1,500 per month (which covers office equipment usage and management services personnel which cannot reasonably be allocated to time spent on our behalf). We pay an additional $1,000 per month for office space and furnishings that we use in our operations. See Item 6D. – “Employees”.

Item 5      Operating and Financial Review and Prospects

A.    Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP. Reference should be made to note 13 to our financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

Year ended July 31, 2003 compared to year ended July 31, 2002.

During the fiscal year-ended July 31, 2003, we expended $184,260 on our various mineral properties, down $332,409 from the $516,669 spent in fiscal 2002. With the exception of the Geikie property, where $123,106 was spent and the newly acquired Rodeo prospect in Mexico, where $33,500 was spent, we were inactive on our various properties.

Our expenses were reflective of the reduced activities on properties with expenses reducing from $151,551 in fiscal 2002 to $105,178 in 2003 – a reduction of $46,373 or 30%. The largest reduction related to salary allocations from Silver Standard Resources Inc. In fiscal 2003, $12,755 was spent on salaries compared to $38,738 in the prior year. Management administration fees and rent paid to Silver Standard were $30,000 compared to $38,000 in the prior year. Insurance costs for the year were $604 compared to $6,315 in the prior year, reflecting the dropping of directors and officers liability coverage during the year and reduced cost allocations from Silver Standard.

Mineral properties abandoned and written-off in the current year were $191,564 compared to $61,384 in the prior year. Properties abandoned in Canada included Black Sturgeon ($93,725), Mikinak ($44,027), Voltaire Johnspine ($20,080, partially written-off) and various other properties ($33,732).

The loss for the year was $294,424 ($0.02 per share) compared to a loss of $211,299 ($0.02 per share) in the prior year.

Year ended July 31, 2002 compared to year ended July 31, 2001.

During the fiscal year-ended July 31, 2002, we expended $516,669 on the acquisition and exploration of mineral properties as compared to $541,618 for the fiscal year-ended July 31, 2001.

Expenses for the 2002 fiscal year decreased to $151,551 as compared to $185,353 for the 2001 fiscal year. Cost reductions were reflected in a number of areas. Consulting expenses were $Nil for the 2002 fiscal year ($17,278 for 2001). The 2001 expense included a non-recurring $15,000 cost relating to our successful registration with the U.S. Securities and Exchange Commission. All other consulting work performed in fiscal 2002 related to specific properties with the respective costs allocated to mineral property costs. Legal, accounting and audit expenses for the year were $7,005 compared to $17,815 in the previous year, reflecting less work being performed outside the company. Office expenses for the year were $3,455 compared to $17,156 in the prior year. This $13,701 reduction is offset by the $13,300 increase in the management administration fee. In April, 2001, we entered into a management services agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the company. Salaries for the year were $38,738 compared to $50,022 in the prior year. The $11,284 reduction reflects less direct time being charged to us by Silver Standard. The three main areas where we experienced cost increases, other than the management administration fee, were insurance $6,315 ($634 in 2001), listing and filing fees $8,683 ($3,625 in 2001) and transfer agents fees $15,692 ($6,898 in 2001). In 2002, we were added as a named insured under Silver Standard’s corporate liability coverage and were allocated our share of premium costs. The increase in listing and filing fees and transfer agency fees reflects the costs associated with the three private placements that were undertaken during the year and costs associated with administering a larger shareholder base.

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

B.   Liquidity and Capital Resources

Cash from Operations

For the year-ended July 31, 2003, we raised a total of $544,000 in new capital before expenses. In February 2003, we issued 440,000 common shares at $0.10 per share through a private placement for total proceeds of $44,000. In June 2003, we closed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004. We granted the agent an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the option have the same terms as the short form offering units. Total costs associated with this financing were $106,916 consisting of $72,616 in cash costs and $34,300 as the fair value assigned to the options granted to the agent.

Working capital at July 31, 2003 was $338,830 compared to $104,566 as at July 31, 2002. Our ability to continue as a going concern depends on our ability to raise additional financing. While we have been successful in the past, there can be no assurance that we will be able to do so in the future.

Private Placement – August 9, 2002

On August 9, 2002, we completed a private placement of 540,000 common shares at a price of $0.15 per share for gross proceeds of $106,000. R.E. Gordon Davis, President and one of our directors, subscribed for 130,000 common shares. Robert A. Quartermain, one of our directors, subscribed for 90,000 common shares. Kenneth McNaughton, our Vice President, Exploration, subscribed for 190,000 common shares. Ross Mitchell, our Vice President, Finance, subscribed for 40,000 common shares. Linda Sue, our Corporate Secretary, subscribed for 190,000 common shares. The common shares have not been and will not be registered under the Securities Act of 1933 (United States) (the "U.S. Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States.

Debt Settlement – January 31, 2003

On January 31, 2003, we settled an outstanding debt to Silver Standard of $50,000 (incurred under our Management Services Agreement with Silver Standard (see Item 6D. – “Employees”) by the issuance of 500,000 common shares in our capital at a price of $0.10 per share. The common shares have not been and will not be registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

Private Placement – February 6, 2003

On February 6, 2003, we completed a private placement of 440,000 common shares at $0.10 per share for gross proceeds of $44,000. R.E. Gordon Davis, President and one of our directors, subscribed for 100,000 common shares. Robert A. Quartermain, one of our directors, subscribed for 100,000 common shares. Kenneth McNaughton, our Vice President, Exploration, subscribed for 150,000 common shares. The common shares have not been and will not be registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

Short Form Offering – June 3, 2003

On June 3, 2003, we completed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004. As part of the consideration payable to the agent in respect of the offering, we granted the agent an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the agent's option have the same terms as the short form offering units. R.E. Gordon Davis, President and one of our directors, subscribed for 217,500 units. Robert A. Quartermain, one of our directors, subscribed for 230,000 units. Kenneth McNaughton, our Vice President, Exploration, subscribed for 222,500 units. The common shares have not been and will not be registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

Acquisitions and Disposals

See Item 4.A – “General Background”.

Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.-"Risk Factors".

Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

C.   Research and Development, Patents and Licenses, etc.

We are a mineral exploration company with no producing properties; the information required by this item is inapplicable.

D.    Trend Information

We are a mineral exploration company with no producing properties; the information required by this item is inapplicable.

Item 6      Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table lists as of November 30, 2003 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 5
Our Directors and Senior Management

Name	Position with Canplats	Date of First Appointment	Age

R.E. Gordon Davis (1) (2) (3)	President and director	March 2000	65
Robert A. Quartermain (1) (2) (3)	Director	March 2000	48
James Tutton (1) (2)(3)	Director	October 1999	64
Kenneth C. McNaughton	Vice President, Exploration	March 2000	45
Ross A. Mitchell	Vice President, Finance	March 2000	55
Linda J. Sue	Corporate Secretary	March 2000	48

(1)    Member of the Audit Committee

(2)    Resident of Canada

(3)    Member of the Compensation Committee

Resumes

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

R.E. Gordon Davis

Mr.     Davis is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis is a director of Silver Standard Resources Inc. (“Silver Standard”), a mineral resource exploration company (whose shares are listed on the TSX Venture Exchange) that has two common directors and common officers.

Robert A. Quartermain

Mr.     Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president and a director of Silver Standard Resources Inc. in 1985. Mr. Quartermain also serves as a director and officer of Radiant Resources Inc. (“Radiant”) and Silver Standard and as a director of IAMGold Corporation (formerly Repadre Capital Corporation), Western Silver Corporation (formerly Western Copper Holdings Ltd.), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.) and Esperanza Silver Corp. (formerly Reliant Ventures Ltd.).

James W. Tutton

Mr.     Tutton is a self-employed business consultant and president and a director of East West Resource Corporation, a mineral exploration company listed on the TSX Venture Exchange. From 1968 to 1992 he was employed as Chairman, President and Director of Webb & Knapp (Canada) Ltd. following amalgamation with Wolstencroft Agencies Ltd.

Kenneth C. McNaughton

Mr.     McNaughton devotes approximately 10% of his time to our business, with the remainder of his time allocated to Silver Standard. Mr. McNaughton is a professional engineer and earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. Before joining Silver Standard in 1991 as Vice President, Exploration, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Ross A. Mitchell

Mr.     Mitchell devotes approximately 5% of his time to our business, with the remainder of his time split between Silver Standard and Radiant. Prior to his appointment as Vice President, Finance of Silver Standard and Golden Knight Resources Inc. in 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. Mr. Mitchell was Vice President, Finance of Golden Knight Resources Inc. from January 1996 to May 1999. He earned a B. Comm. from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Linda J. Sue

Ms.     Sue devotes approximately 5% of her time to our business, with the remainder of her time split between Silver Standard and Radiant. Ms. Sue has been the Corporate Secretary of Silver Standard since 1985. Her responsibilities include management of our land titles system.

There are no family relationships among the members of our board of directors or the members of our senior management.

B.    Compensation

We have no formal plan for compensating our directors for their services in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

Compensation of Named Executive Officer

We currently have one named executive officer, R.E. Gordon Davis (the “Named Executive Officer”). The following table sets out the compensation awarded, paid to or earned by our Named Executive Officer during the fiscal year ended July 31, 2003:

Table No. 6
Summary Compensation Table

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation	No. of Securities under Option	Restricted Shares or Restricted Share Units	LTIP Payouts (2)	All Other Compen- sation (3)

R.E. Gordon Davis	2003	Nil	Nil	Nil	180,000	Nil	Nil	Nil
President	2001	Nil	Nil	Nil	180,000	Nil	Nil	Nil
	2001	Nil	Nil	Nil	180,000	Nil	Nil	Nil

(1)	Fiscal years ended July 31, 2003, July 31, 2002 and July 31, 2001.
(2)

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”. The Company does not have any LTIP’s.

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

The following table sets out details of all exercises of stock options during the year ended July 31, 2003 by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis:

Table No. 7
Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (3) Exercisable/ Unexercisable

R.E. Gordon Davis	Nil	Nil	180,000 exercisable	$0
			0 unexercisable	$0

(1)	Number of our common shares acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of our common shares on the TSX Venture Exchange on day prior to day of exercise.
(3)	Value using the closing price of our common shares on the TSX Venture Exchange on July 31, 2003 of $0.10 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

Total compensation for all directors and senior officers during the year ended July 31, 2003 totalled $11,247. This amount represents the personnel charges, including a 30% benefits factor paid to Silver Standard (see Item 6.D. - "Employees").

Executive Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”), under our 2001 Stock Option Plan. Under the plan, a total of 1,400,000 of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options. We did not have a formal stock option plan before such date. Our board of directors has adopted the 2003 Stock Option Plan under which 10% of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options (including previously issued stock options). The 2003 Stock Option Plan will be placed before our shareholders for approval at our 2003 Annual General meeting to be held on December 17, 2003.

Under our 2003 Stock Option Plan, (a) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (b) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (c) a stock option is exercisable during the lifetime of the optionee only by such optionee, (d) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (e) the minimum exercise price for a stock option is the last closing price of our common shares on the TSX Venture Exchange immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of July 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

Table No. 8
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date

Executive Officers	180,000	$0.50	April 4, 2004
Directors who are not
Executive Officers	280,000	$0.50	April 4, 2004
Employees and Consultants	480,000	$0.50	April 4, 2004

Total:	940,000	$0.50	April 4, 2004

*	subsequent to July 31, 2003, all outstanding stock options were amended by decreasing the exercise price to $0.35 and extending the term to April 4, 2006.

In addition, as at July 31, 2003, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 9
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date

	5,000,000	$0.20	June 3, 2004
	750,000*	$0.10	June 3, 2005

Total:

*   each warrant is exercisable for one or our units, with each unit comprised of one of our common shares and one warrant entitling the holder to acquire one of our common shares for $0.20 until June 3, 2004.

C.    Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for December 17, 2003.

Our Board of Directors has one committee: the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

The Audit Committee, comprised of R.E. Gordon Davis, Robert Quartermain and James Tutton, has the responsibility of reviewing with our Auditor all financial statements to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors. Following its review, the Audit Committee must submit a report on the financial statements to the Board of Directors.

The Compensation Committee, comprised of R.E. Gordon Davis, Robert Quartermain and James Tutton, has the responsibility for determining executive and management direct remuneration and stock options. The President's function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment (see Item 6.B – “Compensation”).

D.    Employees

We did not have any full or part-time employees as at July 31, 2003, July 31, 2002 and July 31, 2001. Effective April 1, 2001, we entered into a Management Services Agreement with Silver Standard. The agreement is for a term of 24 months and may be extended by agreement of the parties. Under the agreement, Silver Standard provides us with general corporate management, administrative and technical services. For personnel, hourly rates charged are based on direct costs plus a factor of 30% for benefits. For overhead costs, we pay a management fee of $1,500 per month (which covers office equipment usage and management services personnel which cannot reasonably be allocated to time spent on our behalf). We pay an additional $1,000 per month for office space and furnishings that we use. This agreement has been extended for one year to April 1, 2004.

E.    Share Ownership

The following table sets out, as of November 30, 2003 the number of our common shares beneficially owned by the Named Executive Officer, whom, to our knowledge, possesses sole voting and investment power with respect to the shares shown.

Table No. 10
Named Executive Officer Share Ownership

Name of Beneficial	Title of Class	Number of Securities of Class	Percent of Class

R.E. Gordon Davis	common	1,401,750*	7.5%

*  includes options and warrants exercisable within 60 days.

As at November 30, 2003, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,175,000 common shares and no share purchase warrants.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officer are set out below as of November 30, 2003. The exercise price of the stock options is stated in Canadian dollars.

Table No. 11
Named Executive Officer Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date

R.E. Gordon Davis	250,000	$0.35	April 4, 2006

Item 7      Major Shareholders and Related Party Transactions

A.    Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than the Named Executive Officer; see Table No. 10, “Named Executive Officer Share Ownership”.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Our common stock is issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common stock.

On July 31, 2003, the shareholders’ list for our common stock showed 1,575 registered shareholders and 16,997,303 shares outstanding. 1,064 of these registered shareholders were U.S. residents, owning 935,572 shares representing 5.5% of our issued and outstanding shares.

B.    Related Party Transactions

Since August 1, 2002, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Silver Standard, a company with two common directors (R.E. Gordon Davis and Robert A. Quartermain), provides us with administrative and technical services under a Management Services Agreement (see Item 6.D – “Employees”).

In August 2002, R.E. Gordon Davis, our president and one of our directors, Robert A. Quartermain, one of our directors, Kenneth McNaughton, our Vice President, Exploration, Ross Mitchell, our Vice President, Finance and Linda Sue, our Corporate Secretary, participated in a private placement of our units (see Item 5.B – “Liquidity and Capital Resources”).

In January 2003, we settled an outstanding debt owed to Silver Standard in the amount of $50,000 through the issuance of our common shares (see Item 5.B – “Liquidity and Capital Resources”).

In February 2003, R.E. Gordon Davis, our president and one of our directors, Robert A. Quartermain, one of our directors, and Kenneth McNaughton, our Vice President, Exploration participated in a private placement of our units (see Item 5.B - "Liquidity and Capital Resources").

In June 2003, R.E. Gordon Davis, our president and one of our directors, Robert A. Quartermain, one of our directors, and Kenneth McNaughton, our Vice President, Exploration participated in a public offering of our units (see Item 5.B – “Liquidity and Capital Resources”).

On October 8, 2003, we granted to Silver Standard a right of first offer on all properties referred to us by Silver Standard (see Item 4.A - "History and Development of the Company").

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8      Financial Information

A.    Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (Cdn$) and are prepared in Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 13 to the financial statements.

Exhibited hereto are audited financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditor’s Report, dated October 8, 2003.

(b)	Balance Sheets as at July 31, 2003 and July 31, 2002 (in Canadian Dollars).

(c)	Statements of Loss and Deficit for the years ended July 31, 2003, July 31, 2002 and July 31, 2001 (in Canadian Dollars).

(d)	Statements of Cash Flows for the years ended July 31, 2003, July 31, 2002 and July 31, 2001 (in Canadian Dollars).

(e)	Notes to Financial Statements for the years ended July 31, 2003, July 31, 2002 and July 31, 2001 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.    Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, July 31, 2003, other than the following:

(a)	an agreement was entered into for a lease with option to purchase for the Yerbabuena Gold Prospect;

(b)	a finder's fee agreement was entered into with respect to the acquisition of the Santa Lucia Gold Prospect;

(c)

in November, we announced a proposed private placement of 5,200,000 units at a price of $0.25 per unit, with each unit consisting of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for a period of two years at a price of $0.40, provided that if our shares trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days the warrant holders will be required to exercise their warrants; and

(d)	up to December 10, 2003, $865,200 in funds has been received relating to the exercise of share options, warrants and the proposed private placement.

Item 9      The Offer and Listing

A.    Offer and Listing Details

We became a reporting issuer in the Province of British Columbia upon the issuance of a receipt for a prospectus on December 11, 1967 and our common shares were first listed on the Vancouver Stock Exchange (a predecessor of the TSX Venture Exchange) on June 21, 1972. In April 1992, our common shares were delisted by the Vancouver Stock Exchange for failure to pay sustaining fees. We were the subject of cease trade orders issued by the British Columbia Securities Commission on September 9, 1992 and January 11, 1993, for failure to submit statutory filings. Both of these cease trade orders were rescinded by the British Columbia Securities Commission on January 22, 1993.

Our initial public offering prospectus was filed with and receipted by the British Columbia and Alberta Securities Commissions on February 14, 2001. Effective March 22, 2001, our common shares again commenced trading on the TSX Venture Exchange in Toronto, Ontario, Canada, under the trading symbol CPQ and CUSIP #138054-10-1.

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2004; and (c) each month for the past six months.

Table No. 13
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$‘s)

Fiscal Year Ended	High	Low

July 31, 2003	$0.14	$0.04
July 31, 2002	$0.27	$0.09
July 31, 2001	$0.42	$0.20
July 31, 2000	N/A	N/A
July 31, 1999	N/A	N/A

Table No. 14
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2004 on the TSX (Cdn$‘s)

Period Ended	High	Low

October 31, 2003	$0.24	$0.095
July 31, 2003	$0.125	$0.065
April 30, 2003	$0.14	$0.06
January 31, 2003	$0.09	$0.04
October 31, 2002	$0.10	$0.05
July 31, 2002	$0.15	$0.10
April 30, 2002	$0.20	$0.09
January 31, 2002	$0.27	$0.11
October 31, 2001	$0.26	$0.11

Table No. 15
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$‘s)

Month Ended	High	Low

November 30, 2003	$0.36	$0.22
October 31, 2003	$0.24	$0.19
September 30, 2003	$0.22	$0.10
August 30, 2003	$0.12	$0.95
July 31, 2003	$0.12	$0.08
June 30, 2003	$0.12	$0.065

B.    Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.    Markets

See the first paragraph of this Item 9.

D.    Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

E.    Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 10      Additional Information

A.   Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

B.    Memorandum and Articles of Association

Incorporation

We were incorporated in British Columbia, Canada, under Certificate of Incorporation number 72955 on February 15, 1967. We do not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set out in our Articles which were adopted and filed November 14, 1975. They provide:

(a)

a director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by us, and may not vote on any proposal, arrangement or contract proposed, but such director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(b)	the directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no limitations on the exercise by the directors of our borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any of our shares.

Rights and Restrictions Attached to the Shares

As all of our authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on our liquidation, dissolution or winding. Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

To alter the rights of holders of our issued shares such alteration must be approved by the majority vote of 75% of our issued shares attending and voting at a meeting of our shareholders.

Annual General Meetings

Annual general meetings are called and scheduled upon decision by the Board of Directors. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of our issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

Our Memorandum and Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in our Memorandum and Articles that would have an effect of delaying, deferring or preventing a change in our control, or that would operate with respect to any proposed merger, acquisition or corporate restructuring.

Share Ownership Reporting Obligations

There are no provisions in our Memorandum and Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by:

(a)	persons who are our directors or senior officers; and

(b)

a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over our securities carrying more than 10% of the voting rights attached to all of our outstanding voting securities.

Differences from U.S. Law

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than the U.S. where U.S. securities law prescribes a 5% threshold for ownership disclosure.

C.    Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from us or any other member of the group.

1.

Finder’s fee agreement dated February 20, 2003 between La Cuesta International, Inc. and Canplats in respect of the Rodeo Gold Prospect. See Item 4.B – “Business Overview” under the heading “Rodeo Gold Prospect” for a description of the finder’s fee agreement.

2.

Lease with option to purchase agreement dated July 11, 2003 between La Cuesta International, Inc. and Canplats in respect of the Yerbabuena Gold Prospect. See Item 4.B – “Business Overview” under the heading “Yerbabuena Gold Prospect” for a description of the lease with option to purchase agreement

3.

Finder’s fee agreement dated February 20, 2003 between La Cuesta International, Inc. and Canplats in respect of the Santa Lucia Gold Prospect. See Item 4.B – “Business Overview” under the heading “Santa Lucia Gold Prospect” for a description of the finder’s fee agreement.

4.

Right of First Offer agreement dated October 8, 2003 between Silver Standard Resources Inc. and Canplats. See Item 4.A – “History and Development of the Company” under the heading “General Background” for a description of the right of first offer agreement.

5.

Public relations agreement dated June 15, 2003 between G2 Consultants Corporation and Canplats. See Item 4.A - "History and Development of the Company" under the heading "General Background" for a description of the public relations agreement.

D.	Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10 E, Taxation”.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of C$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than C$50,000,000 or with assets of between C$5,000,000 and C$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Canplats and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2000 WTO Review Threshold is C$192,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of Canplats by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If our business is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Canplats, is reviewable if the value of our assets is then C$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of our assets is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Canplats, and the value of our assets and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Canplats forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of C$192,000,000 (in 2000) for a WTO investor or a threshold of C$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of our shares.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E.    Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The Company recommends security holders seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The Company recommends security holders seek the advice of their own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances. Corporations disposing of taxable Canadian property must file a Canadian tax return to report the disposition.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Certain Canadian Federal Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The Company recommends holders and prospective holders of common shares of the Company consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S.     Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the recipient is exempt from such procedures. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Information Reporting and Backup Withholding

U.S.     Information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S.     Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrender in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding company income” (e.g. dividends, interest and similar income), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it qualified as a PFIC for its most recently ended fiscal year and may qualify as a PFIC in subsequent fiscal years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares in the Company (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares in the Company and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares in the Company and all excess distributions on his common shares in the Company over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares of the Company, then the Company will continue to be treated as a PFIC with respect to such common shares in the Company, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares in the Company had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the common shares in the Company. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares of the Company cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the common shares of the Company in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro-rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F.    Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

G.    Statement by Experts

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

H.    Documents on Display

Any of the documents referred to above can be viewed at our registered office, which is located at Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, Canada. All of these documents are in English.

I.    Subsidiary Information

This information is not required for reports filed in the United States.

Item 11      Quantitative and Qualitative Disclosures About Market Risk

At this time, we are not subject to any interest rate risk, foreign currency exchange rate risk or commodity price risk.

Item 12      Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15      Controls and Procedures

(a)	Evaluation of disclosure controls and procedures.

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F for the year ended July 31, 2003, our principal executive officer and principal financial officer have concluded that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16      [Reserved]

(a)	Audit committee financial expert

Our board of directors has determined that we do not have an audit committee financial expert serving on our audit committee. We currently have limited operations and funds and as a result do not believe an audit committee financial expert is required to serve on our audit committee at this time. As our operations grow and finances become more complex, we will commence a search for an audit committee financial expert to be appointed to our board of directors and our audit committee.

(b)	Code of Ethics

As this Form 20-F is being filed as an Annual Report for the year ended July 31, 2003, we are not yet required to have adopted a Code of Ethics.

PART III

Item 17      Financial Statements

Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in Canadian GAAP, which differs in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 13 to the financial statements.

The financial statements and notes thereto as required under Item 17 are attached to this Annual Report, are individually listed under Item 13, and are found immediately following the text of this Annual Report. The audit report of Beauchamp & Company, Chartered Accountants is included in this Annual Report immediately preceding the financial statements.

Item 18      Financial Statements

Not applicable.

Item 19      Exhibits

All Financial Statements and Exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

A.    Financial Statements

B.    Exhibits

Exhibit Number	Description
1.1

Memorandum, Articles and Certificate of Incorporation incorporated by reference from Exhibit 1.1 to Registration Statement under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-31190 filed on July 30, 2001.

12.1	Certification of President As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Beauchamp & Company, Chartered Accountants

A.    Financial Statements

Canplats Resources Corporation

Financial Statements
(An Exploration Stage Company)
July 31, 2003, 2002 and 2001
(in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, Beauchamp & Company, are appointed by shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

"R.E. Gordon Davis"	“Ross A. Mitchell”

R.E. Gordon Davis	Ross A. Mitchell
President	Vice President, Finance

October 8, 2003

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of
Canplats Resources Corporation

We have audited the balance sheets of Canplats Resources Corporation as at July 31, 2003 and 2002 and the statements of loss and deficit, cash flows and changes in shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended July 31, 2003 and the assets and shareholders’ equity as at July 31, 2003 to the extent summarized in note 13 to the financial statements.

Vancouver, Canada	"BEAUCHAMP & COMPANY"

October 8, 2003	Chartered Accountants

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated October 8, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, Canada	"BEAUCHAMP & COMPANY"

October 8, 2003	Chartered Accountants

Canplats Resources Corporation
An Exploration Stage Company

BALANCE SHEETS

As at July 31

	2003 $	2002 $

ASSETS
Current
Cash and cash equivalents	398,115	35,246
Restricted cash (note 4)	27,684	107,607
Receivables	11,799	6,019
Due from related parties (note 9)	5,954	10,988
Prepaid expense	6,223	604

Total current assets	449,775	160,464
Mineral properties (note 3)	1,474,700	1,478,254

Total assets	1,924,475	1,638,718

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	79,903	25,359
Due to related parties (note 9)	31,042	30,539

Total liabilities	110,945	55,898

Shareholders' equity
Share capital (note 5)	8,722,470	8,125,636
Deposits on share subscriptions	--	106,000

	8,722,470	8,231,636
Value assigned to options	34,300	--
Deficit	(6,943,240)	(6,648,816)

Total shareholders' equity	1,813,530	1,582,820

	1,924,475	1,638,718

Nature of operations (note 1)

Subsequent events (note 14)

On behalf of the Board:

"R.E. Gordon Davis"	"James Tutton"
____________________________ R.E. Gordon Davis, Director	____________________________ James W. Tutton, Director

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company

STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

	2003 $	2002 $	2001 $

Expenses
Bank charges	495	600	391
Consulting	1,875	--	17,278
General exploration	3,258	3,533	--
Insurance	604	6,315	634
Investor relations	15,051	15,172	19,364
Legal, accounting and audit	4,200	7,005	17,815
Listing and filing fees	8,666	8,683	3,625
Management administration fee (note 8)	18,000	23,500	10,200
Office	559	3,455	17,156
Other fees and taxes	1,226	--	--
Rent (note 8)	12,000	14,500	18,000
Salaries	12,755	38,738	50,022
Shareholder relations	13,974	14,240	16,918
Telephone	17	118	3,251
Travel and accommodation	85	--	3,801
Transfer agents	12,413	15,692	6,898

	(105,178)	(151,551)	(185,353)

Other income (expenses)
Interest income	2,318	1,636	6,419
Gain on debt settlement	--	--	1,700
Write-off of mineral properties (note 3)	(191,564)	(61,384)	(23,771)

	(189,246)	(59,748)	(15,652)

Loss for the year	(294,424)	(211,299)	(201,005)
Deficit, beginning of the year	(6,648,816)	(6,437,517)	(6,236,512)

Deficit, end of the year	(6,943,240)	(6,648,816)	(6,437,517)

Weighted average number of issued shares	12,297,680	9,202,413	3,062,700

Basic loss per share	0.02	0.02	0.06

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company

STATEMENTS OF CASH FLOWS

Years ended July 31

	2003 $	2002 $	2001 $

OPERATING ACTIVITIES
Loss for the year	(294,424)	(211,299)	(201,005)
Non-cash item:
Write-off of mineral properties	191,564	61,384	23,771

	(102,860)	(149,915)	(177,234)

Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	(11,399)	10,257	5,164
Due from related parties	5,034	(10,756)	4,194
Accounts payable and accrued liabilities	54,544	(5,601)	(2,366)
Due to related parties	50,503	4,011	9,300

Cash used in operating activities	(4,178)	(152,004)	(160,942)

INVESTING ACTIVITIES
Mineral property costs	(184,260)	(516,669)	(541,618)

Cash used in investing activities	(184,260)	(516,669)	(541,618)

FINANCING ACTIVITIES
Shares issued for cash	544,000	523,500	1,000,000
Deposits on share subscriptions	--	106,000	--
Share issue cash costs	(72,616)	(1,305)	--
Deferred financing costs	--	--	(208,196)

Cash provided by financing activities	471,384	628,195	791,804

Increase (decrease) in cash	282,946	(40,478)	89,244

Cash and cash equivalents, beginning of year	142,853	183,331	94,087

Cash and cash equivalents, end of the year	425,799	142,853	183,331

Supplemental cash flow information:

Non-cash financing activities
Shares issued for mineral property acquisitions	3,750	36,500	6,250
Shares issued for debt settlement (note 9)	50,000	--	--
Share issue costs	(34,300)	--	--
Value assigned to options	34,300	--	--

	53,750	36,500	6,250

Non-cash investing activities
Shares issued for mineral property acquisitions	3,750	36,500	6,250
Mineral property costs written off	(191,564)	(61,384)	(23,771)

	(187,814)	(24,884)	(17,521)

The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended July 31

		Common Stock
	Number of Shares	Amount $	Value Assigned to Options/ Warrants	Special Warrants $	Deficit $	Total Shareholders' Equity (Deficiency) $

Balance at July 31, 2000	1,111,303	5,859,097	--	937,750	(6,236,512)	560,335
Conversion of special warrants
Series "A" Special Warrants	1,600,000	400,000	--	(400,000)	--	--
Series "B" Special Warrants	970,000	242,500	--	(242,500)	--	--
Series "C" Special Warrants	1,181,000	295,250	--	(295,250)	--	--
For cash	2,500,000	1,000,000	--	--	--	1,000,000
For mineral properties	25,000	6,250	--	--	--	6,250
Share issue costs	--	(236,156)	--	--	--	(236,156)
Loss for the year	--	--	--	--	(201,005)	(201,005)

Balance at July 31, 2001	7,387,303	7,566,941	--	--	(6,437,517)	1,129,424
For cash	2,655,000	523,500	--	--	--	523,500
For mineral properties	175,000	36,500	--	--	--	36,500
Deposits on share subscriptions	--	106,000	--	--	--	106,000
Share issue costs	--	(1,305)	--	--	--	(1,305)
Loss for the year	--	--	--	--	(211,299)	(211,299)

Balance at July 31, 2002	10,217,303	8,231,636	--	--	(6,648,816)	1,582,820
For cash	6,230,000	544,000	--	--	--	544,000
For mineral properties	50,000	3,750	--	--	--	3,750
For debt settlement	500,000	50,000	--	--	--	50,000
Share issue costs	--	(106,916)	--	--	--	(106,916)
Value assigned to options	--	--	34,300	--	--	34,300
Loss for the year	--	--	--	--	(294,424)	(294,424)

Balance at July 31, 2003	16,997,303	8,722,470	34,300	--	(6,943,240)	1,813,530

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

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

The Company is in the process of acquiring, exploring and developing platinum group and precious metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

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

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Stock-based compensation

Effective August 1, 2002, the Company adopted a new standard for stock-based compensation. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to share capital. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Earnings (Loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the income (loss) for the year.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.	MINERAL PROPERTY COSTS The Company's properties are located in the Voltaire and Nipigon Lake areas of the Thunder Bay Mining Division in Ontario, Canada and in Durango State, Mexico.

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Voltaire Johnspine (Canada) $	Black Sturgeon (Canada) $	Stucco (Canada) $	Mikinak (Canada) $	Tartan (Canada) $	Rodeo (Mexico) $	Other Properties (Canada) $	Total $

Balance - July 31, 2001	86,707	190,525	125,409	369,805	74,249	37,022	36,273	26,560	--	39,919	986,469

Acquisition costs	--	12,500	--	650	--	(28,850)	(4,200)	--	--	24,000	4,100

Aircraft	--	--	--	--	--	--	2,413	--	--	--	2,413
Assaying	7,549	20,532	4,224	7,671	3,321	840	4,214	--	--	--	48,351
Consulting	--	1,267	--	1,500	--	--	--	680	--	--	3,447
Drafting	1,661	3,390	1,517	1,881	440	132	682	--	--	--	9,703
Drilling	27,903	49,731	14,235	69,199	--	--	--	--	--	--	161,068
Geochemistry	1,874	--	--	--	2,276	--	2,502	--	--	--	6,652
Geology	21,367	16,721	12,627	27,750	1,340	640	2,234	--	--	356	83,035
Geophysics	28,913	26,206	2,500	41,476	5,382	--	13,294	--	--	1,795	119,566
Government fees	88	263	--	162	--	39	--	--	--	65	617
Equipment	--	7,913	2,325	22,793	--	--	--	--	--	--	33,031
Labour	1,846	3,788	1,461	11,024	--	--	--	--	--	--	18,119
Line cutting	2,866	10,224	--	--	5,971	--	6,071	--	--	--	25,132
Living costs	2,283	5,433	3,075	2,450	--	449	--	--	--	289	13,979
Metallurgical	781	--	--	--	--	--	--	--	--	--	781
Office expense-field	1,043	3,621	2,473	2,019	179	94	179	--	--	133	9,741
Prospecting	325	3,675	1,400	--	--	325	--	--	--	--	5,725
Storage	1,359	2,758	846	1,829	--	--	--	--	--	408	7,200
Travel	3,226	9,354	1,992	6,911	--	146	--	--	--	--	21,629
Joint venture recoveries	--	--	--	--	--	--	(21,120)	--	--	--	(21,120)

Exploration costs
for the year	103,084	164,876	48,675	196,665	18,909	2,665	10,469	680	--	3,046	549,069

Costs written off
during the year	--	--	--	--	--	--	--	(27,240)	--	(34,144)	(61,384)

Balance - July 31, 2002	189,791	367,901	174,084	567,120	93,158	10,837	42,542	--	--	32,821	1,478,254

Acquisition costs	--	2,000	--	--	--	(125)	--	--	9,103	--	10,978

Assaying	--	6,132	--	--	--	--	--	--	--	--	6,132
Claim taxes	--	--	--	--	--	--	--	--	781	--	781
Consulting	118	3,618	--	3,618	--	--	118	--	--	--	7,472
Drafting	--	1,548	--	93	--	--	--	--	144	--	1,785
Drilling	--	74,376	--	--	--	--	--	--	--	--	74,376
Finders fee	--	--	--	--	--	--	--	--	23,406	--	23,406
Geology	800	14,798	2,732	2,458	--	732	400	--	--	--	21,920
Geophysics	899	14,045	5,113	7,480	567	732	967	--	--	800	30,603
Living costs	652	1,143	652	652	--	--	--	--	--	--	3,099
Office expense-field	--	501	17	--	--	--	--	--	66	111	695
Storage	600	600	600	600	--	--	--	--	--	--	2,400
Surveying	--	1,090	--	--	--	--	--	--	--	--	1,090
Travel	6	3,255	6	6	--	--	--	--	--	--	3,273

Exploration costs
for the year	3,075	121,106	9,120	14,907	567	1,464	1,485	--	24,397	911	177,032

Costs written off
during the year	--	--	--	(20,080)	(93,725)	--	(44,027)	--	--	(33,732)	(191,564)

Balance - July 31, 2003	192,866	491,007	183,204	561,947	--	12,176	--	--	33,500	--	1,474,700

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.     MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Grand Bay, Canada

The Company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the Company met its obligations to earn a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. The property is subject to a 1% net smelter return (“NSR”) which the Company can purchase for $500,000.

Geikie, Canada

The Company has an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals (note 5), and the granting of a 1% NSR which may be repurchased by the Company for $500,000. Of the original claims, only 4 claims (60 units) remain. An additional 27 mineral claims (381 units) have been staked, of which 3 mineral claims (40 units) remain.

Posh, Canada

The Company has an option to acquire from East West Resource Corporation (“East West”), a related company by one common director, up to a 75% interest in 7 mineral claims (112 units) near Cheeseman Lake, Circle Lake, and Lunch Creek area by making a total of $30,000 in cash payments (paid) and spending a total of $500,000 in exploration expenditures by June 30, 2003. In January 2002, the Company met its obligations to earn a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. A 1% NSR in the property can be purchased for $500,000. Of the original claims, only 2 claims (32 units) remain.

Voltaire-Johnspine, Canada

The 100%-owned Voltaire-Johnspine Property consisted of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Mount Lake and Chief Bay. The Voltaire-Johnspine Property consists of 26 mineral claims (263 units) and is located approximately 5 km southwest of the Gull River Indian Reservation and 65 km north of the Lac des Iles mine. The Chief Bay block of claims were allowed to lapse in fiscal 2003 and all costs associated with this block or claims were written off.

Black Sturgeon, Canada

The Company had a 100% interest in the 4 mineral claims (64 units). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Stucco, Canada

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

In September 2001, the Company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. PGM may earn an additional 9% interest in the property by completing a feasibility study. PGM have advised a total of $161,473 has been spent on the property.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.     MINERAL PROPERTY COSTS (continued)

Mikinak, Canada

The Company had an option to acquire from East West up to a 50% interest in 11 mineral claims (163 units) by funding $20,000 of assessment work and option payments. The property was subject to a 2% NSR of which 0.8% can be purchased for $800,000 and the balance of the royalty on which the companies have a first right of refusal if sold. In fiscal 2002 the Company entered into an option/joint venture agreement with Teck Cominco Limited (“Teck”). Under the terms of the agreement, Teck may earn a 51% interest through cash payments totalling $100,000 and by spending exploration and development expenditures of $750,000 over four years. An additional 9% may be earned by spending another $1,500,000 over two years. An additional 3 mineral claims (17 units) have been staked. Subsequent to fiscal 2002, Teck gave notice that it was terminating the agreement. The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Tartan, Canada

The Company had a 100% interest in the 4 mineral claims (56 units). In fiscal 2002, the Company entered into an option agreement with Red Star Resource Corp. under which Red Star could earn a 50% interest. The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US $5,000 on acquisition; the greater of US $5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The finder’s fee is capped at US $500,000. To July 31, 2003 $23,406 (US $17,250, including IVA) in finder’s fees have been paid.

OTHER PROPERTIES

Awl Lake, Canada

The Company acquired 5 mineral claims (80 units) located in the Obonga Lake area, Thunder Bay Mining Division, by paying $3,000 (paid) and issuing 100,000 common shares (issued). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Plateau Lake, Canada

The Company acquired by staking 13 mineral claims (94 units), which it owns 50/50 with East West and which is optioned to Prism Resources Inc., a company in which a director and president is also a director of the Company, whereby Prism can earn up to a 60% interest by paying $4,500 by June 25, 2001 (paid) and incur $436,000 in exploration costs by June 25, 2003. The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

North Fintry, Canada

The Company had a 100% interest in 4 mineral claims (48 units). In fiscal 2002 all costs associated with the property were written off.

Circle Lake, Canada

The Company had a 100% interest in 15 mineral claims (196 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.     MINERAL PROPERTY COSTS (continued)

Boomer Lake, Canada

The Company had a 100% interest in 10 mineral claims (123 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

4.     RESTRICTED CASH

During the year ending July 31, 2003, the Company raised a total of $81,000 in proceeds from the private placement of 540,000 flow-through common shares (note 5). These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of July 31, 2003, the unspent cash balance was $27,684.

5.     SHARE CAPITAL

Authorized:  100,000,000 common shares without par value.

The Company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2001	7,387,303	7,566,941
For cash:
Private placements (a)	150,000	22,500
Private placements - flow-through (a)	2,505,000	501,000
For mineral properties (note 3)	175,000	36,500
Share issue costs	--	(1,305)
Deposits on share subscriptions (b)	--	106,000

Balance, July 31, 2002	10,217,303	8,231,636
For cash:
Private placements (b)	690,000	44,000
Private placements - flow-through (b)	540,000	--
Short form offering (c)	5,000,000	500,000
For mineral properties (note 3)	50,000	3,750
For debt settlement (note 9)	500,000	50,000
Share issue costs (c)	--	(106,916)

	16,997,303	8,722,470

As at July 31, 2003, the Company had 69,000 (2002 – 138,000) shares subject to escrow agreements.

(a)

During the year ending July 31, 2002 the Company issued, in three separate private placements, a total of 2,505,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share.

(b)

In July 2002 the Company announced it was planning a private placement and in early August 2002 it closed on the private placement consisting of 790,000 shares consisting of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. Total proceeds of $106,000 ($81,000 relating to flow-through shares and $25,000 relating to common shares) were received prior to fiscal year-end 2002 with the shares issued on August 2, 2002. In February 2003, the Company issued 440,000 common shares at $0.10 per share through a private placement for total proceeds of $44,000.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

5.	SHARE CAPITAL (continued)

(c)

In June 2003, the Company closed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004. The Company granted the agents an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the option have the same terms as the short form offering units. Total costs associated with this financing were $106,916 consisting of $72,616 in cash costs and $34,300 as the fair value assigned to the options granted to the agents.

The fair value of the agent’s options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield	nil
Average risk-free interest rate	3.1%
Expected life	1.0 years
Expected volatility	143%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

6.	STOCK OPTIONS

(a)

The Company has a comprehensive share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of options to acquire up to a total of 1,400,000 common shares. The exercise price of each option shall not be less than the closing market price of the Company’s stock as calculated on the date immediately preceding the grant. The options can be granted for a maximum term of 5 years.

Stock options issued to officers, employees and directors are as follows:

		2003		2002

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Options outstanding
at August 1	1,040,000	0.50	1,040,000	0.50
Forfeited	(100,000)	0.50	--	--

Options outstanding
and exercisable
at July 31	940,000	0.50	1,040,000	0.50

        The expiry date on all options is April 4, 2004.

(b)

Options to buy 750,000 units of the short form offering of June 2003 were issued to the agents of the offering. The agents have to June 3, 2005 to exercise options on the units. The agents have the option to acquire up to 750,000 shares over the two year period and up to 750,000 warrants can be issued until June 3, 2004 (note 5(c)).

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

7.	WARRANTS

Warrants issued are as follows:

		2003		2002

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Warrants outstanding
at August 1	3,401,000	0.37	3,901,000	0.37
Issued (note 5(c))	5,000,000	0.20	--	--
Exercised	--	--	--	--
Expired	(3,401,000)	(0.37)	(500,000)	0.50

Warrants outstanding	5,000,000	0.20	3,401,000	0.37
at July 31

During the current year-end all remaining warrants outstanding at July 31, 2002 expired unexercised on September 30, 2002.

At July 31, 2003 a total of 5,000,000 warrants at an exercise price of $0.20 remained outstanding. The expiry date of these warrants is June 3, 2004 and the weighted average remaining life is 0.8 years. A further 750,000 warrants may be issued up to June 3, 2004 as part of the agents option relating to the short form offering (note 5(c) and 6(b)).

8.	COMMITMENTS

(a)

The Company has entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct costs plus a factor of 30% for benefits. For overhead costs, office equipment usage and management services personnel, which cannot reasonably be allocated to time spent on behalf of the Company, the management fee was $1,500 per month. An additional $1,000 per month was charged for office space and furnishings used by the Company.

(b)

In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services. The term of the agreement is one year expiring June 15, 2004, subject to a 30-day termination notice. The Company will pay an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel.

9.	RELATED PARTY TRANSACTIONS

(a)	The Company entered into the following transactions with related parties:

(i)

Paid or accrued $68,879 (2002 — $173,392) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the Company (note 8). During the year 500,000 shares at $0.10 per share were issued to Silver Standard as settlement of $50,000 of debt obligations.

(ii)

The Company has entered into mineral property option agreements and share an exploration office with East West (note 3), a company that has one director who is also a director of the Company. The Company paid or accrued $5,034 (2002 — $28,472) to East West for the share of the exploration office. The Company received or accrued $NIL (2002 — $22,598) from East West’s share of the mineral property option agreements.

(iii)

The Company had entered into a mineral property option agreement with Prism Resources Inc. relating to the Plateau Lake property (note 3), a company whose president and director is also a director of the Company. There were no amounts received or paid by the Company to Prism in fiscal 2003 and 2002.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

9.	RELATED PARTY TRANSACTIONS (continued)

(iv)

In fiscal 2002 the Company acquired the Awl Lake mineral property from a company that is controlled by a major shareholder of the Company (note 3). The consideration paid was $3,000 in cash and the issuance of 100,000 common shares with value of $20,000.

(b)	Included in amounts receivables and payables at July 31, 2003 are the following:

(i)	$5,954 (2002 — $10,988) due from East West

(ii)	$31,042 (2002 —$30,539) payable to Silver Standard.

10.     INCOME TAXES

As at July 31, 2003, the Company had available for deduction against future taxable income, net loss carryforwards of approximately $666,800 (2002 — $701,000). These losses, if unutilized, expire from 2004 and 2010. Subject to certain restrictions, the Company has further resource development, exploration and finance expenses totalling approximately $4,774,800 (2002 — $4,654,000) available to reduce taxable income in future years with no fixed expiry date. The net loss carryforwards resulted from regular operating losses in prior years.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of July 31 are as follows:

	2003 $	2002 $

Long term future tax assets:
Non capital loss carryforwards	256,400	277,700
Book amortization in excess of tax CCA and resource claims	1,268,900	1,204,400
Finance charges	59,000	56,500

Total future tax assets	1,584,300	1,538,600
Less: Valuation allowance for future tax assets	(1,584,300)	(1,538,600)

Net future tax assets	--	--

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

A reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

	2003 $	2002 $

Loss before taxes	(294,424)	(211,299)

Income taxes at statutory rates of 38.5% (2002 - 39.6%)	(113,400)	(83,700)
Non deductible expenses and adjustment for income tax	51,100	7,100
Unrecognized benefit of net operating losses carried forward	62,300	76,600

	-	-

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

11.     SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of mineral resource properties. Mineral property expenditures by property are detailed in note 3. Segmented assets by geographic location are as follows:

	Canada $	Mexico $	2003 Total $	Canada $	Mexico $	2002 Total $

Mineral property costs	1,441,200	33,500	1,474,700	1,478,254	--	1,478,254

12.    FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. The estimated fair values of the Company’s financial instruments approximate their book value, as the amounts are short-term in nature.

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from United States generally accepted accounting principles and practices (“U.S. GAAP”).

(a)	Mineral Properties

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

(b)	Common Stock

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

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)— continued

(b)	Common Stock (continued)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of Company’s shares on the date of grant exceeds the exercise price. During the 2001 fiscal year, the Company granted stock options to purchase 1,040,000 common shares at a price of $0.50 per share expiring on April 4, 2004. No compensation cost has been recognized as the market price of the Company’s shares on the date of grant was less than the exercise price. During the 2003 and 2002 fiscal years, no stock options were granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2003, 2002 and 2001 fiscal years:

	2003		2002		2001

	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)

Balance at beginning of year	1,040,000	0.50	1,040,000	0.50	--	--
Granted	--	--	--	--	1,040,000	0.50
Forfeited	(100,000)	0.50	--	--	--	--

Outstanding at end of year	940,000	0.50	1,040,000	0.50	1,040,000	0.50

Exercisable at end of year	940,000	0.50	1,040,000	0.50	1,040,000	0.50

Weighted-average fair value of
options granted during the year		--		--		0.05

For the 2001 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0%; volatility factor of the expected market price of the Company’s common stock of 31%; option lives of three years; and no expected dividends. During the 2003 and 2002 fiscal years, no stock options were granted by the Company.

The following is a summary of the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2003, 2002, and 2001 fiscal years:

	2003 $		2002 $		2001 $

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net loss for the year	(290,870)	(290,870)	(703,084)	(703,084)	(725,102)	(775,126)

Basic and diluted
Loss per share	(0.02)	(0.02)	(0.08)	(0.08)	(0.24)	(0.26)

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) — continued

(c)	Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company’s financial statements are summarized as follows:

BALANCE SHEETS	2003 $	2002 $	2001 $

Assets
Mineral properties under Canadian GAAP	1,474,700	1,478,254	986,469
Add back write-off of mineral properties under
Canadian GAAP	191,564	61,384	23,771
Mineral property expenditures expensed
under U.S. GAAP	(188,010)	(553,169)	(547,868)
Cumulative historical adjustments	(1,478,254)	(986,469)	(462,372)

Mineral properties under U.S. GAAP	--	--	--

Total Assets under U.S. GAAP	449,775	160,464	200,443

Shareholders' Equity
Deficit under Canadian GAAP	(6,943,240)	(6,648,816)	(6,437,517)
Deduct net loss under Canadian GAAP	294,424	211,299	201,005
Add net loss under U.S. GAAP	(290,870)	(703,084)	(725,102)
Cumulative historical adjustments	(1,478,254)	(986,469)	(462,372)

Deficit under U.S. GAAP	(8,417,940)	(8,127,070)	(7,423,986)

Total Shareholders' Equity
Under U.S. GAAP	338,830	104,566	142,955

STATEMENTS OF OPERATIONS

Loss for the year under Canadian GAAP	(294,424)	(211,299)	(201,005)
Add back write-off of mineral properties under
Canadian GAAP	191,564	61,384	23,771
Mineral property expenditures expensed
under U.S. GAAP	(188,010)	(553,169)	(547,868)

Loss for the year under U.S. GAAP	(290,870)	(703,084)	(725,102)

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) — continued

(c)	Application of U.S. GAAP to Financial Statements (continued)

STATEMENTS OF CASH FLOWS	2003 $	2002 $	2001 $

Operating Activities
Loss for the year under U.S. GAAP	(290,870)	(703,084)	(725,102)
Non-cash issue of shares for property	3,750	36,500	6,250
Other components of operating activities which
are similar under Canadian and U.S. GAAP	98,682	(2,089)	16,292

Net cash provided by (used for) operating
activities under U.S. GAAP	(188,438)	(668,673)	(702,560)

Investing Activities
Mineral property costs under U.S. GAAP	--	--	--

Net cash used for investment activities under U.S. GAAP	--	--	--

(d)	Loss per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (“EPS”) is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2003 $	2002 $	2001 $

Numerator, net loss for the year under U.S. GAAP	(290,870)	(703,084)	(725,102)

Denominator:
Weighted-average number of shares
under Canadian GAAP	12,297,680	9,202,413	3,062,700
Effect of escrow shares excluded from
the denominator under U.S. GAAP	(69,000)	(138,000)	(76,562)

Weighted-average number of shares under U.S. GAAP	12,228,680	9,064,413	2,986,138

Basic and diluted loss per share under U.S. GAAP	(0.02)	(0.08)	(0.24)

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) — continued

(e)	Impact of Recently Issued Accounting Standards

The FASB has issued No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect that the implementation of SFAS No. 143 will have a material impact on its financial position or results of operations.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets”. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations”, to replace the current guidance on future removal and site restoration costs included in CICA 3061, “Property, Plant and Equipment”. The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

14.	SUBSEQUENT EVENTS

(a)

In early August 2003, the Company reported it had entered into a lease with option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. The property consists of two concessions totalling 1,256 hectares (3,103.5 acres) and is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc., owner of the Yerbabuena property, the Company may make staged payments totalling US $62,500 over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The Company may purchase the property for a total consideration of US $2,000,000 in pre-production and production royalty payments.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

(b)

In October 2003, the Company entered into a letter agreement to acquire the Santa Lucia epithermal gold property located in the state of Baja California Norte, Mexico. Under the terms of the agreement, the Company will acquire the 4,550-hectare (17.6 square mile) property by covering the staking costs and by paying the vendor US $20,000, plus applicable taxes, by December 12, 2003. The Company has also agreed to pay the vendor US $5,000 every six months thereafter or 2% of all direct exploration expenditures, whichever is greater, and a 0.25% net smelter royalty or US $10,000 per year, whichever is greater, on commencement of production. Total payments made to the vendor are capped at US $500,000.

(c)

The Company has granted to Silver Standard Resources Inc. a right of first offer on all properties referred to the Company by Silver Standard. Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest. The Company’s Rodeo, Yerbabuena and Santa Lucia properties are subject to the right of first offer.

END FINANCIAL STATEMENTS

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canplats Resources Corporation

(Company)

By: /s/ R.E. Gordon Davis

R.E. Gordon Davis, President & Director

Date: December 16, 2003

Exhibit 12.1

CERTIFICATION
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R.E. Gordon Davis, certify that:

1.	I have reviewed this annual report on Form 20-F of Canplats Resources Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:   December 16, 2003

/s/ R.E. Gordon Davis ____________________________ R.E. Gordon Davis President

- 42/43 -

Exhibit 12.2

CERTIFICATION
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ross A. Mitchell, certify that:

1.	I have reviewed this annual report on Form 20-F of Canplats Resources Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:   December 16, 2003

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance

- 44/45 -

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:   December 16, 2003

/s/ R.E. Gordon Davis ____________________________ R.E. Gordon Davis President

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:   December 16, 2003

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance