Form 20-F
CANPLATS RESOURCES CORP
filed 2004-12-16
CIK 1156297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended July 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number: 0-31190

CANPLATS RESOURCES CORPORATION
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
29,142,306

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

In this Annual Report, “we”, “us”, “our”, “Canplats” and “the Company” refer to Canplats Resources Corporation, a company incorporated under the Business Corporations Act (British Columbia).

- iv/v -

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

		Year ended Jul 31, 2004	Year ended Jul 31, 2003	Year ended Jul 31, 2002	Year ended Jul 31, 2001	Year ended Jul 31, 2000

1	Revenues	Nil	Nil	Nil	Nil	Nil
2	Loss for period*	(1,270,193)	(294,424)	(211,299)	(201,005)	(115,124)
3	Loss per common share*	(0.06)	(0.02)	(0.02)	(0.06)	(0.10)
4	Total assets	3,457,993	1,924,475	1,638,718	1,186,912	610,889
5	Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	Nil
6	Capital stock	11,591,270	8,756,770	8,125,636	7,566,941	5,859,097
7	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8	Number of shares	29,142,306	16,997,303	10,217,303	7,387,303	***1,111,303

*	All of our operations are continuing.
**	No preferred stock has been issued
***	Consolidated on a 5 for 1 basis on October 14, 1999

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

		Year ended Jul 31, 2004	Year ended Jul 31, 2003	Year ended Jul 31, 2002	Year ended Jul 31, 2001	Year ended Jul 31, 2000

1	Revenues	Nil	Nil	Nil	Nil	Nil
2	Loss for period*	(1,519,223)	(290,870)	(703,084)	(725,102)	(410,537)
3	Loss per common share*	(0.07)	(0.02)	(0.08)	(0.24)	(0.37)
4	Total assets	1,734,262	449,775	160,464	200,443	148,517
5	Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	Nil
6	Capital stock	11,252,370	8,722,470	8,125,636	7,566,941	5,859,097
7	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8	Number of shares	29,142,306	16,997,303	10,217,303	7,387,303	***1,111,303

*	All of our operations are continuing.
**	No preferred stock has been issued
***	Consolidated on a 5 for 1 basis on October 14, 1999

Reference should be made to note 14 to the financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (Cdn$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

Table No. 3 below sets out the rate of exchange for the Canadian dollar at July 31, 2004, July 31, 2003, July 31, 2002, July 31, 2001 and July 31 2000, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close

Fiscal Year Ended July 31, 2004	1.33	1.40	1.27	1.33
Fiscal Year Ended July 31, 2003	1.50	1.59	1.33	1.41
Fiscal Year Ended July 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended July 31, 2001	1.52	1.58	1.47	1.53
Fiscal Year Ended July 31, 2000	1.47	1.51	1.43	1.49

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	June	July	August	September	October	November

High	1.38	1.34	1.33	1.31	1.27	1.23
Low	1.34	1.31	1.30	1.26	1.22	1.18

On December 7, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals Cdn $1.2085.

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

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

o	market fluctuations for precious metals;
o	metallurgical recoveries associated with the mineralization;
o	the proximity and capacity of natural resource markets and processing equipment; and
o	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining including the following:

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

o	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate:

o	road access;
o	water and power supply; and
o	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

o	In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

o	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:

o	unusual or unexpected geological formations;
o	changes in metallurgical processing requiremenets;
o	power outages;
o	labour disruptions;
o	flooding, explosions, rockbursts, cave-ins, landslides, and;
o	inability to obtain suitable or adequate machinery, equipment or labour.

o	We may become subject to liabilities in connection with:

o	pollution;
o	cave-ins; or
o	hazards against which we cannot insure against or which may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

o	Mining operations and exploration activities are subject to national and local laws and regulations governing:

o	prospecting, development, mining and production;
o	exports and taxes;
o	labour standards, occupational health and mine safety;
o	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

o	Our profitability and long-term viability will depend, in large part, on the market price of gold. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

o	global or regional consumption patterns;
o	supply of, and demand for, gold;
o	speculative activities;
o	expectations for inflation; and
o	political and economic conditions.

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

We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) and Silver Standard Resources Inc. and as a director of IAMGold Corporation (formerly Repadre Capital Corporation), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.), Esperanza Silver Corp. (formerly Reliant Ventures Ltd.), Strathmore Minerals Corp., Kimber Resources Inc. and Minco Silver Corporation. These associations give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

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

Effective March 24, 2004, we granted Silver Standard a one-time right to acquire a 51% interest in any property we acquire that was referred to us by Silver Standard, which is known as the “back-in right”. This one-time right to acquire replaces the right of first offer, granted in 2003, for properties acquired after March 24, 2004. In order to exercise the back-in right in respect of any property, Silver Standard must (a) exercise the back-in right prior to, or on, our incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures we have incurred on the property at the time of exercise.

In August 2004, we announced the acquisition of the El Rincon gold prospect, located in the state of Durango, Mexico. The El Rincon Gold Prospect is subject to the back-in right. See Item 4.B — “Business Overview”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at July 31, 2004, other than where a different date is specified.

B.    Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities & Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

Our primary business focus is the exploration for gold in Mexico. We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3.D – “Risk Factors”.

We do not currently have a principal mineral property. We have four properties that are prospective for gold located in Mexico, which we intend to focus our exploration efforts on in 2005. These gold properties are the Rodeo Gold Prospect, Yerbabuena Gold Prospect, El Rincon Gold Prospect and Santa Lucia Gold Prospect. We also have a number of property holdings prospective for platinum group metals in the Nipigon Region in Ontario, Canada that we have placed on care and maintenance and are not considered principal or secondary properties.

Rodeo Gold Prospect

In February 2003, we acquired by staking a 100% interest in the Rodeo gold prospect located 150 kilometers north of Durango, Mexico, subject to the payment of a finder’s fee to La Cuesta International, Inc. (“LCI”). Under an agreement dated February 20, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Rodeo prospect of:

o	US $10,000 on signing the agreement (paid);

o	every six months commencing June 11, 2003, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

o	on commencement of commercial production on the property, a 0.25% net smelter returns royalty (net smelter returns (“NSR”) means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities.);

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

Yerbabuena Gold Prospect

Under an agreement dated July 11, 2003, we acquired from LCI a lease with option to purchase a 100% interest in the Yerbabuena gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. In order to maintain the lease in good standing, we are required to pay LCI:

o	US $7,500 on signing the agreement (paid);

o	US $5,000 on or before September 1, 2003 (paid);

o	US $7,500 on or before March 1, 2004 (paid);

o	US $7,500 on or before September 1, 2004 (paid);

o	US $10,000 on or before March 1, 2005;

o	US $10,000 on or before September 1, 2005;

o	US $15,000 every six months thereafter commencing March 1, 2006;

o	on commencement of commercial production on the property, the greater of US $25,000 per quarter and a 2% NSR;

We can purchase the property from LCI at anytime on payment of US $2,000,000, less all lease payments described above.

Under the terms of the lease with option to purchase, we have the exclusive right to explore and mine the Yerbabuena prospect, subject to making the above described payments to LCI.

Santa Lucia Gold Prospect

In October 2003, we acquired by staking a 100% interest in the Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Santa Lucia prospect of:

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

El Rincon Gold Prospect

In May 2004, we acquired by staking a 100% interest in the El Rincon gold prospect located in Durango State, Mexico, subject to the payment of a finder’s fee to LCI and the back-in right to Silver Standard (see Item 4.A — “History and Development of the Company”). Under an agreement dated August 24, 2004, we are required to pay LCI a finder’s fee in respect of our acquisition of the El Rincon prospect of:

o	US $5,000 on or before December 12, 2003; (paid)

o	every six months commencing May 3, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

o	on commencement of commercial production on the property, a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the El Rincon prospect is US $2,000,000.

We currently hold a 100% interest in the El Rincon gold prospect, subject to making the above described payments to LCI.

Other Properties

We have several other property holdings in Ontario, Canada, including the Geikie Property (described in our Annual Report on Form 20-F for the year ended July 31, 2002, file no. 0-31190 filed on December 31, 2002) which are not considered our primary or secondary properties. These property interests are being held for possible future exploration, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.    Organizational Structure

We have one subsidiary: Canplats de Mexico S.A. de C.V., which was incorporated under the laws of Mexico on January 5, 2004. We hold a 100% beneficial interest in Canplats de Mexico S.A. de C.V.

D.   Property, Plant and Equipment

Mexican Gold Prospects

Rodeo Gold Prospect

The Rodeo gold prospect is located approximately 150 kilometers north of Durango, Mexico and is comprised of two mineral claims covering an area of 13,820-hectare (53.4 square miles). The property is accessed by paved highway.

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

In January and February 2004, we carried out a Phase 1 drill program at Rodeo of reverse circulation drilling (a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe). Results of the program ranged from 0.71 grams per tonne of gold over 10 metres (0.02 ounces per ton of gold over 32.8 feet) to 5.94 grams per tonne of gold over 27 metres (0.17 ounces of gold per ton over 88.6). In September 2004, we completed a Phase 2 drill program at Rodeo, with results ranging from holes with no significant values of gold to 2.04 grams of gold per tonne over 29metres (0.06 ounces of gold per ton over 95.1 feet). In the two programs, a total of 2,377 meters in 21 holes were drilled

Yerbabuena Gold Prospect

The Yerbabuena gold prospect is located approximately 150 kilometers north-northwest of Durango, Mexico and is comprised of three mineral claims totaling 7,610 hectares (29.4 square miles). The property is accessed by gravel road.

The Yerbabuena prospect is located along a major northwest-trending fault system, which places volcanic rocks against limestones and shales. The property covers four distinct areas of mineralization. To date, we have completed extensive mapping and sampling. A drill program is planned for the coming months to follow up on the results of the sampling and mapping program.

Santa Lucia Gold Prospect

The Santa Lucia project is located in the state of Baja California Norte just south of the U.S. – Mexico border approximately 70 miles east of Tijuana. The property is comprised of one mineral claim covering an area of 4,550-hectare (17.6 square miles). The property is accessed by paved highway.

Santa Lucia is prospective for bulk mineable, epithermal gold mineralization located in feeder systems defined by fault structures. At Santa Lucia, an east-west trending ridge and low hills are composed of a basement complex of plutonic rock intruding structurally contorted marble, gneiss and schist overlain by the Pliocene Canebrake Conglomerate and Imperial Formation.

A drill program was completed on the Santa Lucia prospect in July, 2004. No significant results were encountered and, as a result, no further ground work is planned at Santa Lucia until additional geological interpretation is carried out.

El Rincon Gold Prospect

The El Rincon gold prospect is located approximately 100 kilometers north of Durango, Mexico and is comprised of one mineral claim totaling 13,300 hectares (51.4 square miles). The property is accessed by gravel road.

The El Rincon prospect is located along a northeast-trending structural corridor which hosts two nearby gold deposits. The property covers geophysical anomalies for which mapping, sampling and detailed geophysics are recommended prior to drilling.

Office Space

Under a Management Services Agreement with Silver Standard, we retained Silver Standard to provide us with general corporate management, administrative and technical services. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings. See Item 6D. – “Employees”.

Item 5      Operating and Financial Review and Prospects

A.    Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP. Reference should be made to note 14 to our financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

Year ended July 31, 2004 compared to year ended July 31, 2003.

During the fiscal year-ended July 31, 2004, we incurred a loss of $1,270,193 ($0.06 per share) compared to a loss of $294,424 ($0.02 per share) for fiscal year-ended July 31, 2003.

In December 2003, we closed a $1,350,000 private placement financing and commenced a more active program for gold properties in Mexico which resulted in a number of properties being acquired. Along with this increased activity, expenses for the year increased to $557,428 from the $105,178 recorded in the comparable period in the prior year. Exploration expense increased to $5,347 from $3,258 in the prior year with all the increase relating to Mexico. The arrangement with G2 Consultants Corporation to provide financial relations services, which commenced in June 2003, continued throughout fiscal 2004. As a consequence, investor relations costs for fiscal 2004 increased to $157,938 from $15,051 in the prior year and of the amount expended in fiscal 2004, $94,000 was paid to G2 Consultants. Other expenses that increased with the increased activity levels included insurance at $8,765 (2003 — $604), legal, accounting and audit $15,476 (2003 — $4,200), listing and filing fees $19,107 (2003 — $8,666). Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided us with certain administrative services, changed. Prior to the change, Silver Standard charged us a flat monthly fee for management administration and rent. After the change, these costs were charged to us in the salary charge-out rates. The overall impact on us was neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2004, a $273,900 stock-based compensation expense (2003 – nil) was recorded reflecting the change in accounting policy whereby the fair value of options granted to employees, directors and officers are now being expensed.

Interest income increased to $26,386 in fiscal 2004, compared to $2,318 in fiscal 2003. This increase relates to higher cash balances available for investment.

A total of $745,151 in mineral properties in Ontario were abandoned and written off in fiscal 2004 compared to $191,564 written off in the prior year. Properties written off were Voltaire-Johnspine — $561,947 and Posh — $183,204.

Year ended July 31, 2003 compared to year ended July 31, 2002.

During the fiscal year-ended July 31, 2003, we expended $184,260 on our various mineral properties, down $332,409 from the $516,669 spent in fiscal 2002. With the exception of the Geikie property, where $123,106 was spent and the newly acquired Rodeo property in Mexico, where $33,500 was spent, we were inactive on our various properties.

Our expenses were reflective of the reduced activities on properties with expenses reducing from $151,551 in fiscal 2002 to $105,178 in 2003 – a reduction of $46,373 or 30%. The largest reduction related to salary allocations from Silver Standard Resources Inc. In fiscal 2003, $12,755 was spent on salaries compared to $38,738 in the prior year. Management administration fees and rent paid to Silver Standard were $30,000 compared to $38,000 in the prior year. Insurance costs for the year were $604 compared to $6,315 in the prior year, reflecting the dropping of directors’ and officers’ liability coverage during the year and reduced cost allocations from Silver Standard.

Mineral properties abandoned and written-off in fiscal 2003 were $191,564 compared to $61,384 in the prior year. Properties abandoned in Canada included Black Sturgeon ($93,725), Mikinak ($44,027), Voltaire Johnspine ($20,080, partially written-off) and various other properties ($33,732).

The loss for the year was $294,424 ($0.02 per share) compared to a loss of $211,299 ($0.02 per share) in the prior year.

B.   Liquidity and Capital Resources

At July 31, 2004, we had $1,580,412 (2003 — $398,115) in cash and cash equivalents and working capital of $1,622,925 (2003 — $338,830).

Operating Activities

Operating activities, after non-cash working capital charges, required funding of $380,624 and $4,178 for the years ending July 31, 2004 and July 31, 2003, respectively, due primarily to the increase in general and administrative expenses resulting from greater activity.

Investing Activities

A total of $994,182 in cash was spent on our various mineral properties. In Canada, two properties were active with $12,998 spent on geophysical work on the Grand Bay property and $28,423 spent on the Geikie property. In Mexico, $442,217 was spent on exploration at the Rodeo property, $302,791 on acquisition and exploration on the Yerbabuena property and $223,496 on acquisition and exploration of the Santa Lucia property and $17,757 was spent on acquisition of the El Rincon property. Various equipment costing $31,181, including a vehicle, were purchased by the company for exploration work relating to our Mexican properties.

Financing Activities

A total of $2,609,250 was raised in fiscal 2004 through the issuance of common shares and $48,650 was spent in cash on common share issue costs relating to the private placement. A summary of the components of the funds raised in 2004 and the two prior years is as follows:

	2004 $	2003 $	2002 $
Private placement	1,350,000	544,000	523,500
Exercise of stock options	26,250	--	--
Exercise of agents' options	75,000	--	--
Exercise of warrants	1,158,000	--	--
	2,609,250	544,000	523,500

Private Placement – December 2003

In December 2003, we completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if our shares trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 units valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 common share purchase warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement. The common shares and warrants have not been and will not be registered under the Securities Act of 1933 (United States) (the “U.S. Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States.

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s common share purchase warrants.

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

Item 6      Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table lists as of October 31, 2004 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 5
Our Directors and Senior Management

Name	Position with Canplats	Date of First Appointment	Age

R.E. Gordon Davis (1) (2) (3)	President and director	March 2000	66
Robert A. Quartermain (1) (2) (3)	Director	March 2000	49
James Tutton (1) (2)(3)	Director	October 1999	65
Kenneth C. McNaughton	Vice President, Exploration	March 2000	46
Ross A. Mitchell	Vice President, Finance	March 2000	56
Linda J. Sue	Corporate Secretary	March 2000	49

(1)    Member of the Audit Committee

(2)    Resident of Canada

(3)    Member of the Compensation Committee

Resumes

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

R.E. Gordon Davis

Mr.     Davis is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis is a director of Silver Standard, a mineral resource exploration company (whose shares are listed on the Toronto Stock Exchange and Nasdaq National Market) with which we have two common directors and common officers.

Robert A. Quartermain

Mr.     Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president and a director of Silver Standard Resources Inc. in 1985 to the current date. Mr. Quartermain also serves as a director and officer of Radiant Resources Inc. (“Radiant”), as well as a director of: IAMGold Corporation (formerly Repadre Capital Corporation); Vista Gold Corporation; Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.); Esperanza Silver Corp. (formerly Reliant Ventures Ltd.); Strathmore Minerals Corp.; Kimber Resources Inc.; and Minco Silver Corporation.

James W. Tutton

Mr.     Tutton is a self-employed business consultant and president and a director of East West Resource Corporation, a mineral exploration company listed on the TSX Venture Exchange. From 1968 to 1992 he was employed as Chairman, President and Director of Webb & Knapp (Canada) Ltd. following amalgamation with Wolstencroft Agencies Ltd.

Kenneth C. McNaughton

Mr.     McNaughton devotes approximately 17% of his time to our business, with the remainder of his time allocated to Silver Standard. Mr. McNaughton is a professional engineer and earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. Before joining Silver Standard in 1991 as Vice President, Exploration, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

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

Linda J. Sue

Ms.     Sue devotes approximately 20% of her time to our business, with the remainder of her time split between Silver Standard and Radiant. Ms. Sue has been the Corporate Secretary of Silver Standard since 1985. Her responsibilities include management of our land titles system.

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

Compensation of Named Executive Officers

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of a company, or if a company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of a company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

We currently have two Named Executive Officers, R.E. Gordon Davis, the President and Ross A. Mitchell, the Chief Financial Officer of the Company.

Summary Compensation Table

Table No. 6
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen sation ($)	Securities Under Options Granted (#)(2))	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
R.E. Gordon Davis President and Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ross A. Mitchell (3) Vice President, Finance	2004 2003 2002	4,583 Nil 4,595	Nil Nil Nil	Nil Nil Nil	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Fiscal years ended July 31, 2004, July 31, 2003 and July 31, 2002.

(2)	Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end.

(3)

We do not compensate Mr. Mitchell directly; however, Mr. Mitchell receives remuneration as an officer of Silver Standard, a portion of which is charged to us by Silver Standard pursuant to the Management Agreement we have with Silver Standard. See Item 6.D “Employees” for further details.

Long Term Incentive Plan

Long term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. We did not grant any LTIPs during the recently completed fiscal year ended July 31, 2004.

Options and SARs

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended July 31, 2004.

Option Grants in Most Recently Completed Financial Year

The following stock options were granted to the Named Executive Officers during the most recently completed financial year ending July 31, 2004.

Table No. 7
Option Grants in Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
R.E. Gordon Davis	70,000	20.9	0.35	0.35	April 4, 2006
Ross A. Mitchell	Nil	--	--	--	--

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2004, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Table No. 8
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year- End # Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
R.E. Gordon Davis	Nil	Nil	250,000 / 0	0/0
Ross A. Mitchell	Nil	Nil	50,000 / 0	0/0

(1)	Value using the closing price of common shares of the Company on the TSX Venture Exchange (the “Exchange”) on the date of exercise, less the exercise price per share.
(2)

Value using the closing price of common shares of the Company on the Exchange on July 29, 2004, being the last trading day of the Company’s shares for the financial year, of $0.25 per share, less the exercise price per share.

The following table sets forth details of all details of stock option repricing during the last financial year ended July 31, 2004 of stock options held by the Named Executive Officers:

Table No. 9
Option Repricing in Most Recently Completed Financial Year

Name (a)	Date of Repricing (b)	Securities Under Options/SARs Repriced or Amended (#) (c)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (d)	Exercise Price at Time of Repricing or Amendment ($/Security) (e)	New Exercise Price ($/Security) (f)	Llength of Original Option Term Remaining at Date of Repricing or Amendment (g)
R.E. Gordon Davis	Nov. 21/03	180,000	0.35	0.50	0.35	0.37 years
Ross A. Mitchell	Nov. 21/03	50,000	0.35	0.50	0.35	0.37 years

Termination of Employment, Change in Responsibilities and Employment Contracts

We have no plans or arrangements in respect of remuneration received or that may be received by our Named Executive Officers in our most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation to Directors and Executive Officers

Compensation of Directors who are not Executive Officers

We do not compensate our directors in their capacities as such. Incentive stock options may be granted from time to time to our directors, however, no options were granted to our directors during the most recently completed fiscal year ended July 31, 2004.

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2004, by directors who are not Named Executive Officers, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Table No. 10
Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of
Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (2)	0	0	280,000 / 0	0/0

(1)	Valued using the closing price of our common shares on the Exchange on the date of exercise, less the exercise price per share.

(2)

Valued using the closing price of our common shares on the Exchange on July 29, 2004, being the last trading day of our shares for the financial year, of $0.25 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, our directors did not receive compensation for services provided to us in their capacities as directors and/or consultants and/or experts.

Compensation of Directors and Senior Officers

Total compensation for all directors and senior officers during the year ended July 31, 2004 totalled $40,645. This amount represents the personnel charges, including a 30% benefits factor, paid to Silver Standard up to January 31, 2004. Thereafter, hourly rates charged for personnel included direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings (see Item 6.D. – “Employees”). The reported figure is for direct salary costs and benefits only.

Executive Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”). Our board of directors adopted the 2003 Stock Option Plan under which 10% of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options (including previously issued stock options). The 2003 Stock Option Plan was approved by our shareholders at our 2003 Annual General Meeting held on December 17, 2003 and will be placed before our shareholders for approval at our 2004 Annual General Meeting to be held on December 15, 2004.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of July 31, 2004. The exercise price of the stock options is stated in Canadian dollars.

Table No. 11
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price*	Expiry Date*

Executive Officers	540,000	$0.35	April 4, 2006
Directors who are not
Executive Officers	280,000	$0.35	April 4, 2006
Employees and Consultants	450,000	$0.35	April 4, 2006

Total:	1,270,000	$0.35	April 4, 2006

*	On November 3, 2003, all outstanding stock options at the time, 940,000, were amended by decreasing the exercise price to $0.35 from $0.50 and extending the term from April 4, 2004 to April 4, 2006.

In addition, as at July 31, 2004, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 12
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date

	5,870,000	$0.40	December 29, 2005

Total:	5,870,000	$0.40	December 29, 2005

C.    Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for December 15, 2004.

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

The Compensation Committee, comprised of R.E. Gordon Davis, Robert Quartermain and James Tutton, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment (see Item 6.B – “Compensation”).

D.    Employees

We did not have any full or part-time employees as at July 31, 2004, July 31, 2003 and July 31, 2002. Effective April 1, 2001, we entered into a management services agreement with Silver Standard. The agreement was for a term of 24 months and was extended by agreement of the parties to April 1, 2004. Under the agreement, Silver Standard provided us with general corporate management, administrative and technical services. For personnel, hourly rates charged were based on direct costs plus a factor of 30% for benefits. For overhead costs, we paid a management fee of $1,500 per month (which covered office equipment usage and management services personnel which could not reasonably be allocated to time spent on our behalf). We paid an additional $1,000 per month for office space and furnishings that we used.

On February 1, 2004, we entered into a further management services agreement with Silver Standard which superceded and replaced the management services agreement dated April 1, 2001. Under the 2004 agreement, Silver Standard provides us with general corporate management, administrative and technical services. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.

E.    Share Ownership

The following table sets out, as of November 8, 2004 the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possesses sole voting and investment power with respect to the shares shown.

Table No. 13
Named Executive Officer Share Ownership

Name of Beneficial	Title of Class	Number of Securities of Class	Percent of Class

R.E. Gordon Davis	common	1,563,750	5.4%
Ross A. Mitchell	common	345,000*	1.2%

*includes options and warrants exercisable within 60 days.

As at November 8, 2004, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,555,615 common shares and no share purchase warrants.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of October 31, 2004. The exercise price of the stock options is stated in Canadian dollars.

Table No. 14
Named Executive Officer Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date

R.E. Gordon Davis	250,000	$0.35	April 4, 2006
Ross A. Mitchell	50,000	$0.35	April 4, 2006

Item 7      Major Shareholders and Related Party Transactions

A.    Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than one of our Named Executive Officers; see Table No. 13, “Named Executive Officer Share Ownership”.

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

On July 31, 2004, the shareholders’ list for our common stock showed 1,549 registered shareholders and 29,142,306 shares outstanding. 1,274 of these registered shareholders were U.S. residents, owning 1,146,612, shares representing 3.9% of our issued and outstanding shares.

B.    Related Party Transactions

Since August 1, 2003, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Silver Standard, a company with two common directors (R.E. Gordon Davis and Robert A. Quartermain), provides us with administrative and technical services under a Management Services Agreement (see Item 6.D – “Employees”).

In October 2003, we granted to Silver Standard a right of first offer on all properties referred to us by Silver Standard (see Item 4.A – “History and Development of the Company”).

Effective March 24, 2004, we granted to Silver Standard a back-in right on all properties referred to us by Silver Standard (see Item 4.A - "History and Development of the Company").

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8      Financial Information

A.    Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (Cdn$) and are prepared in Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 14 to the financial statements.

Exhibited hereto are audited financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Staley, Okada and Partners Auditor’s Report, dated October 4, 2004. and Beauchamp & Company Auditor’s Report dated October 8, 2003.

(b)	Consolidated Balance Sheets as at July 31, 2004 and July 31, 2003 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended July 31, 2004, July 31, 2003 and July 31, 2002 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended July 31, 2004, July 31, 2003 and July 31, 2002 (in Canadian Dollars).

(e)	Notes to Consolidated Financial Statements for the years ended July 31, 2004, July 31, 2003 and July 31, 2002 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.    Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, July 31, 2004, other than the following:

(a)	a finder’s fee agreement was entered into with respect to the acquisition of the El Rincon Gold Prospect; and

(b)

up to November 24, 2004, $100,000 in funds have been received relating to a $0.40 private placement. R.E. Gordon Davis, our President and one of our directors, Robert A. Quartermain, one of our directors; Kenneth McNaughton, our Vice President, Exploration; and Ross A. Mitchell, our Vice President, Finance acquired 50,000, 50,000, 37,500 and 25,000 shares respectively.

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

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2005; and (c) each month for the past six months.

Table No. 15
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$‘s)

Fiscal Year Ended	High	Low

July 31, 2004	$0.84	$0.095
July 31, 2003	$0.14	$0.04
July 31, 2002	$0.27	$0.09
July 31, 2001	$0.42	$0.20
July 31, 2000	N/A	N/A

Table No. 16
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2005 on the TSX (Cdn$‘s)

Period Ended	High	Low

October 31, 2004	$0.40	$0.23
July 31, 2004	$0.40	$0.24
April 30, 2004	$0.84	$0.32
January 31, 2004	$0.46	$0.22
October 31, 2003	$0.24	$0.095
July 31, 2003	$0.125	$0.065
April 30, 2003	$0.14	$0.06
January 31, 2003	$0.09	$0.04
October 31, 2002	$0.10	$0.05

Table No. 17
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$‘s)

Month Ended	High	Low

November 30, 2004	$0.49	$0.31
October 31, 2004	$0.40	$0.27
September 30, 2004	$0.34	$0.26
August 31, 2004	$0.335	$0.23
July 31, 2004	$0.29	$0.245
June 30, 2004	$0.36	$0.26

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

2.

Lease with option to purchase agreement dated July 11, 2003 between La Cuesta International, Inc. and Canplats in respect of the Yerbabuena Gold Prospect. See Item 4.B – “Business Overview” under the heading “Yerbabuena Gold Prospect” for a description of the lease with option to purchase agreement.

3.

Finder’s fee agreement dated October 3, 2003 between La Cuesta International, Inc. and Canplats in respect of the Santa Lucia Gold Prospect. See Item 4.B – “Business Overview” under the heading “Santa Lucia Gold Prospect” for a description of the finder’s fee agreement.

4.

Right of First Offer agreement dated October 8, 2003 between Silver Standard Resources Inc. and Canplats. See Item 4.A – “History and Development of the Company” under the heading “General Background” for a description of the right of first offer agreement.

5.

Public relations agreement dated June 15, 2003 between G2 Consultants Corporation and Canplats. See Item 4.A – “History and Development of the Company” under the heading “General Background” for a description of the public relations agreement.

6.

Back-In Right agreement dated effective March 24, 2004 between Silver Standard Resources Inc. and Canplats. See Item 4.A – “History and Development of the Company” under the heading “General Background” for a description of the back-in right agreement.

7.

Finder’s fee agreement dated May 3, 2004 between La Cuesta International, Inc. and Canplats in respect of the El Rincon Gold Prospect. See Item 4.B – “Business Overview” under the heading “El Rincon Gold Prospect” for a description of the finder’s fee agreement.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Canplats and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2003 WTO Review Threshold is C$223,000,000.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, ” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15      Controls and Procedures

As of July 31, 2004, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 16      [Reserved]

A.     Audit committee financial expert.

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

B.     Code of Ethics.

We have adopted a Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. The Code of Business Conduct is available for viewing on our website at www.canplats.com.

C.     Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended July 31, 2004	Fiscal year ended July 31, 2003

Audit Fees (1)	$8,500	$4,200
Audit-Related Fees (2)
Tax Fees (3)
All Other Fees	$8,500	$300

Total	$8,500	$4,500

(1)	Includes audit, interim financial statements review and fees in connection with regulatory financial filings
(2)	Consultation concerning accounting and financial reporting standards
(3)	Tax return compliance filing and corporate tax structure

Pre-Approval Policies and Procedures

Our audit committee has established policies and procedures that are intended to control the services provided by our auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by our auditors unless the engagement is specifically approved by our audit committee or the services are included within a category which has been pre-approved by our audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

Our audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by our auditors (i) if such services are of a type the performance of which would cause our auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether our auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

All services provided by our principal accountant in 2004 were pre-approved by our audit committee.

D.     Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17      Financial Statements

Our consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in Canadian GAAP, which differs in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 14 to the financial statements.

The consolidated financial statements and notes thereto as required under Item 17 are attached to this Annual Report, are individually listed under Item 14, and are found immediately following the text of this Annual Report. The audit report of Staley, Okada & Partners, Chartered Accountants is included in this Annual Report immediately preceding the financial statements.

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

12.1	Certification of President As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Staley, Okada & Partners, Chartered Accountants

A.    Financial Statements

Canplats Resources Corporation

Consolidated Financial Statements
July 31, 2004, 2003 and 2002(in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Staley, Okada & Partners, are appointed by shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"R.E.Gordon Davis"	"Ross A. Mitchell"
______________________	______________________
R.E. Gordon Davis President	Ross A. Mitchell Vice President, Finance

October 27, 2004

AUDITORS’ REPORT

To the Shareholders of Canplats Resources Corporation:

We have audited the consolidated balance sheet of Canplats Resources Corporation (An Exploration Stage Company) as at July 31, 2004 and the consolidated statements of changes in shareholders’ equity, loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and the changes in shareholders’ equity, results of its operations and its cash flows for the year ended July 31, 2004 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2003 and 2002 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their reports dated October 8, 2003 and October 23, 2002.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 4, 2004	CHARTERED ACCOUNTANTS

COMMENT BY AUDITORS FOR THE U.S. READER ON
CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements. Our report to the shareholders dated October 4, 2004 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 4, 2004	CHARTERED ACCOUNTANTS

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

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED BALANCE SHEETS

As at July 31
(expressed in Canadian dollars)

	2004 $	2003 $

ASSETS
Current
Cash and cash equivalents	1,580,412	398,115
Restricted cash (note 5)	--	27,684
Receivables	105,905	11,799
Due from related parties (note 9)	--	5,954
Prepaid expense	16,764	6,223

Total current assets	1,703,081	449,775

Mineral properties (note 3)	1,723,731	1,474,700

Property, plant and equipment (note 4)	31,181	--

Total assets	3,457,993	1,924,475

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	69,739	79,903
Due to related parties (note 9)	10,417	31,042

Total liabilities	80,156	110,945

Shareholders' equity
Share capital (note 6)	11,591,270	8,756,770

Deficit	(8,213,433)	(6,943,240)

Total shareholders' equity	3,377,837	1,813,530

	3,457,993	1,924,475

Approved by the Board of Directors:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31
(expressed in Canadian dollars, except number of shares)

	2004 $	2003 $	2002 $

Expenses
Bank charges	1,755	495	600
Consulting	--	1,875	--
General exploration	5,347	3,258	3,533
Insurance	8,765	604	6,315
Investor relations	157,938	15,051	15,172
Legal, accounting and audit	15,476	4,200	7,005
Listing and filing fees	19,107	8,666	8,683
Management administration fee	9,000	18,000	23,500
Office	2,149	576	3,573
Other fees and taxes	834	1,226	--
Rent	6,000	12,000	14,500
Salaries	27,880	12,755	38,738
Shareholder relations	19,702	13,974	14,240
Stock based compensation (note 7)	273,900	--	--
Travel and accommodation	--	85	--
Transfer agents	9,575	12,413	15,692

	(557,428)	(105,178)	(151,551)

Other income (expenses)
Interest income	26,386	2,318	1,636
Foreign exchange gain	6,000	--	--
Write-off of mineral properties (note 3)	(745,151)	(191,564)	(61,384)

	(712,765)	(189,246)	(59,748)

Loss for the year	(1,270,193)	(294,424)	(211,299)

Deficit, beginning of the year	(6,943,240)	(6,648,816)	(6,437,517)

Deficit, end of the year	(8,213,433)	(6,943,240)	(6,648,816)

Weighted average number of issued shares	22,856,098	12,297,680	9,202,413

Basic and diluted loss per share	(0.06)	(0.02)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31
(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

OPERATING ACTIVITIES
Loss for the year	(1,270,193)	(294,424)	(211,299)
Non-cash items:
Write-off of mineral properties	745,151	191,564	61,384
Valuation of options issued	273,900	--	--

	(251,142)	(102,860)	(149,915)

Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	(104,647)	(11,399)	10,257
Due from related parties	5,954	5,034	(10,756)
Accounts payable and accrued liabilities	(10,164)	54,544	(5,601)
Due to related parties	(20,625)	50,503	4,011

Cash used in operating activities	(380,624)	(4,178)	(152,004)

INVESTING ACTIVITIES
Mineral property costs	(994,182)	(184,260)	(516,669)
Purchase of property, plant and equipment	(31,181)	--	--

Cash used in investing activities	(1,025,363)	(184,260)	(516,669)

FINANCING ACTIVITIES
Shares issued for cash	2,609,250	544,000	523,500
Deposits on share subscriptions	--	--	106,000
Share issue cash costs	(48,650)	(72,616)	(1,305)

Cash provided by financing activities	2,560,600	471,384	628,195

Increase (decrease) in cash	1,154,613	282,946	(40,478)

Cash and cash equivalents, beginning of year	425,799	142,853	183,331

Cash and cash equivalents, end of the year	1,580,412	425,799	142,853

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended July 31
(expressed in Canadian dollars except number of shares)

	Number of Shares	Common Stock Amount $	Deficit $	Total Shareholders' Equity $

Balance at July 31, 2001	7,387,303	7,566,941	(6,437,517)	1,129,424
For cash	2,655,000	523,500	--	523,500
For mineral properties	175,000	36,500	--	36,500
Deposits on share subscriptions	--	106,000	--	106,000
Share issue costs	--	(1,305)	--	(1,305)
Loss for the year	--	--	(211,299)	(211,299)

Balance at July 31, 2002	10,217,303	8,231,636	(6,648,816)	1,582,820
For cash	6,230,000	544,000	--	544,000
For mineral properties	50,000	3,750	--	3,750
For debt settlement	500,000	50,000	--	50,000
Share issue costs	--	(106,916)	--	(106,916)
Value assigned to options	--	34,300	--	34,300
Loss for the year	--	--	(294,424)	(294,424)

Balance at July 31, 2003	16,997,303	8,756,770	(6,943,240)	1,813,530
For cash	11,995,000	2,609,250	--	2,609,250
Value assigned to options	--	338,900	--	338,900
Shares issued for finder's fees	150,000	37,500	--	37,500
Share issue costs	--	(151,150)	--	(151,150)
Adjustment relating to partial shares	3	--	--	--
Loss for the year	--	--	(1,270,193)	(1,270,193)

Balance at July 31, 2004	29,142,306	11,591,270	(8,213,433)	3,377,837

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

1.     NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.     SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 14.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

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

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly liquid short-term investments with an initial maturity of over 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to and from related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The Company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Mineral properties

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Amortization

Property, plant and equipment are carried at cost less accumulated amortization. The Company provides for amortization calculated using the declining balance method at rates ranging from 10% to 30% per annum. Amortization commences at the time when the assets are substantially being used.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Provision for reclamation

The Company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On January 1, 2003, the Company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based compensation – change of accounting policy

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after August 1, 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning August 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow-through shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital. As the Company’s did not issue any flow through shares during the year, there is no impact on the financial statements for the current year.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

Income taxes

Income taxes are accounted for using the asset and liability method. Future income taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Loss per common share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS The Company’s properties are located in the Voltaire and Nipigon Lake areas of the Thunder Bay Mining Division in Ontario, Canada (“CA”) and in Durango State, Mexico (“MX”).

	Grand Bay (CA) $	Geikie (CA) $	Posh (CA) $	Voltaire Johnspine (CA) $	Black Sturgeon (CA) $	Stucco (CA) $	Mikinak (CA) $	Rodeo (MX) $	Yerbabuena (MX) $	Santa Lucia (MX) $	El Rincon & Others $	Total $

Balance - July 31, 2002	189,791	367,901	174,084	567,120	93,158	10,837	42,542	--	--	--	32,821	1,478,254

Acquisition costs	--	2,000	--	--	--	(125)	--	9,103	--	--	--	10,978

Assaying	--	6,132	--	--	--	--	--	--	--	--	--	6,132
Claim taxes	--	--	--	--	--	--	--	781	--	--	--	781
Consulting	118	3,618	--	3,618	--	--	118	--	--	--	--	7,472
Drafting	--	1,548	--	93	--	--	--	144	--	--	--	1,785
Drilling	--	74,376	--	--	--	--	--	--	--	--	--	74,376
Finders fee	--	--	--	--	--	--	--	23,406	--	--	--	23,406
Geology	800	14,798	2,732	2,458	--	732	400	--	--	--	--	21,920
Geophysics	899	14,045	5,113	7,480	567	732	967	--	--	--	800	30,603
Living costs	652	1,143	652	652	--	--	--	--	--	--	--	3,099
Office
expense-field	--	501	17	--	--	--	--	66	--	--	111	695
Storage	600	600	600	600	--	--	--	--	--	--	--	2,400
Surveying	--	1,090	--	--	--	--	--	--	--	--	--	1,090
Travel	6	3,255	6	6	--	--	--	--	--	--	--	3,273

Exploration costs for the year	3,075	121,106	9,120	14,907	567	1,464	1,485	24,397	--	--	911	177,032

Costs written off during the year	--	--	--	(20,080)	(93,725)	--	(44,027)	--	--	--	(33,732)	(191,564)

Balance - July 31, 2003	192,866	491,007	183,204	561,947	--	12,176	--	33,500	--	--	--	1,474,700

Acquisition costs	--	--	--	--	--	--	--	2,869	2,439	20,072	--	25,380

Assaying	--	524	--	--	--	--	--	99,687	48,553	36,551	--	185,315
Claim taxes	--	--	--	--	--	--	--	--	5,916	598	--	6,514
Consulting	450	4,000	--	--	--	--	--	112,439	40,495	2,472	3,883	163,739
Drafting	--	236	--	--	--	--	--	5,550	5,321	2,050	708	13,865
Drilling	--	--	--	--	--	--	--	88,920	95,515	--	--	184,435
Equipment	--	--	--	--	--	--	--	--	28,050	2,926	--	30,976
Finders fee	--	--	--	--	--	--	--	13,251	30,271	37,634	6,701	87,857
Geology	--	6,468	--	--	--	--	--	35,802	13,193	36,279	5,473	97,215
Geophysics	12,548	--	--	--	--	--	--	--	--	31,721	992	45,261
Insurance	--	--	--	--	--	--	--	--	--	121	--	121
Labour	--	--	--	--	--	--	--	3,446	3,867	494	--	7,807
Living costs	--	6,216	--	--	--	--	--	912	911	4,686	--	12,725
Maps and prints	--	--	--	--	--	--	--	21,998	16,785	35,942	--	74,725
Office expenses	--	120	--	--	--	--	--	3,494	1,431	4,283	--	9,328
Storage	--	8,700	--	--	--	--	--	--	--	--	--	8,700
Supplies	--	120	--	--	--	--	--	3,121	559	2,124	--	5,924
Travel	--	2,039	--	--	--	--	--	17,228	9,485	5,543	--	34,295

Exploration costs for the year	12,998	28,423	--	--	--	--	--	405,848	300,352	203,424	17,757	968,802

Costs written off during the year	--	--	(183,204)	(561,947)	--	--	--	--	--	--	--	(745,151)

Balance - July 31, 2004	205,864	519,430	--	--	--	12,176	--	442,217	302,791	223,496	17,757	1,723,731

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

3.     MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Grand Bay, Canada

The Company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the Company met its obligations and has earned and presently holds a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. The property is subject to a 1% net smelter return (“NSR”) which the Company can purchase for $500,000.

Geikie, Canada

The Company has an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the Company for $500,000. Of the original claims, only 4 claims (60 units) remain. An additional 27 mineral claims (381 units) have been staked, of which 3 mineral claims (40 units) remain.

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the 13,820-hectare Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US $5,000 on acquisition; the greater of US $5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US $500,000.

Yerbabuena, Mexico

In fiscal 2004, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. The property consists of three concessions totalling 7,610 hectares and is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the Company may make staged payments totalling US $62,500 (US $20,000 paid) over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The Company may purchase the property for a total consideration of US $2,000,000 less all lease payments paid under the agreement.

Santa Lucia, Mexico

In October 2003, the Company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, the Company is required to pay LCI a finder’s fee in respect of our acquisition of the Santa Lucia prospect of US $15,000 on signing the agreement (paid); US $5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, the greater of US $10,000 per year and a 0.25% net smelter royalty; provided that the maximum amount payable to LCI in respect of the finder’s fee for the Santa Lucia prospect is US $500,000.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

3.     MINERAL PROPERTY COSTS (continued)

OTHER PROPERTIES

El Rincon, Mexico

In May, 2004, the Company acquired, by staking, the approximate 13,300-hectare El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the Company is required to pay LCI US $5,000 on signing the agreement (paid subsequent to July 31, 2004); every six months commencing May 3, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US $2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures (note 13(b)).

Posh, Canada

The Company had an option to acquire from East West Resource Corporation (“East West”), a related company by one common director, up to a 75% interest in 7 mineral claims (112 units) near Cheeseman Lake, Circle Lake, and Lunch Creek area by making a total of $30,000 in cash payments (paid) and spending a total of $500,000 in exploration expenditures by June 30, 2003. In January 2002, the Company met its obligations to earn a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. A 1% NSR in the property could be purchased for $500,000. In fiscal 2004, the option agreement was terminated and all costs associated with the property were written off.

Voltaire-Johnspine, Canada

The 100%-owned Voltaire-Johnspine Property consisted of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Mount Lake and Chief Bay. The Voltaire-Johnspine Property consists of 26 mineral claims (263 units) and is located approximately 5 km southwest of the Gull River Indian Reservation and 65 km north of the Lac des Iles mine. The Chief Bay block of claims were allowed to lapse in fiscal 2003 and all costs associated with this block of claims were written off. In fiscal 2004, the remaining claims were allowed to lapse and the remaining costs for the property were written off.

Black Sturgeon, Canada

The Company had a 100% interest in the 4 mineral claims (64 units). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Stucco, Canada

The Company has a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares. The vendors retain a 2% NSR of which 1% may be purchased for $1,000,000 and the remaining 1% may be purchased on a right of first refusal basis.

In September 2001, the Company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. PGM may earn an additional 9% interest in the property by completing a feasibility study. In fiscal 2004 PGM terminated the option agreement.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

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

4.     PROPERTY, PLANT AND EQUIPMENT

Details are as follows:

			2004	2003

	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Automotive equipment	29,266	--	29,266	--
Office equipment	1,204	--	1,204	--
Mining equipment	711	--	711	--

	31,181	--	31,181	--

5.     RESTRICTED CASH

During the year ending July 31, 2003, the Company raised a total of $81,000 in proceeds from the private placement of 540,000 flow-through common shares. These proceeds could only be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of July 31, 2004, all funds had been spent and the Company has met all its obligations to the subscribers.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

6.     SHARE CAPITAL

Authorized:  100,000,000 common shares without par value.

The Company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2002	10,217,303	8,231,636
For cash:
Private placements (a)	690,000	44,000
Private placements - flow-through (a)	540,000	--
Short form offering (b)	5,000,000	500,000
For mineral properties (note 3)	50,000	3,750
For debt settlement	500,000	50,000
Value assigned to options	--	34,300
Share issue costs (b)	--	(106,916)

Balance, July 31, 2003	16,997,303	8,756,770
For cash:
Private placement (c)	5,400,000	1,350,000
Exercise of options (note 7)	75,000	26,250
Exercise of agent's options (note 7(b))	750,000	75,000
Exercise of warrants (note 8)	5,770,000	1,158,000
Share issue costs settled with shares (c)	150,000	37,500
Value assigned to options	--	338,900
Correction relating to fractional units	3	--
Share issue costs	--	(151,150)

Balance, July 31, 2004	29,142,306	11,591,270

As at July 31, 2004, the Company had nil (2003 – 69,000) shares subject to escrow agreements.

(a)

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

(b)

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

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

6.     SHARE CAPITAL (continued)

The fair value of the agent’s options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield (%)	nil
Risk-free interest rate (%)	3.1
Expected life (years)	1.0
Expected volatility (%)	143

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)

In December 2003, the Company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the Company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 units valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 common share purchase warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement.

The fair value of $65,000 for the 340,000 common share purchase warrants issued as part of the private placement were estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield (%)	nil
Risk-free interest rate (%)	2.6
Expected life (years)	1.0
Expected volatility (%)	137

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s common share purchase warrants.

7.    STOCK OPTIONS

(a)

The Company has a comprehensive share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

7.     STOCK OPTIONS (continued)

        Stock options issued to officers, employees and directors are as follows:

		2004		2003

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Options outstanding
at August 1 (i)	940,000	0.50	1,040,000	0.50
Granted (ii)	405,000	0.29	--	--
Exercised	(75,000)	0.35	--	--
Forfeited	--	--	(100,000)	0.50

Options outstanding at July 31	1,270,000	0.33	940,000	0.50

Options exercisable
at July 31	1,190,000	0.34	940,000	0.50

(i)

On November 21, 2003, the Company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the Company. All of the options were exercisable at a price of $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006. The fair value of amended stock options was $186,100. This value was arrived at by using the Black-Scholes option-pricing model and represents the incremental value between the modified option fair value and the value of the old option immediately before its terms were modified. The following assumptions were used:

	Old Option	Modified Option

Expected dividend yield (%)	Nil	Nil
Risk-free interest rate (%)	2.7	3.2
Expected life (years)	0.4	2.4
Expected volatility (%)	122	147

(ii)

The Company granted a total of 405,000 (2003 – nil) stock options to directors, officers, employees and non-employees in 2004. The fair value of these options was $87,800 (2003 – nil), with the Company expensing this assigned value.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.2
Expected life (years)	2.3
Expected volatility (%)	146

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

7.     STOCK OPTIONS (continued)

        The following table summarizes information about stock options outstanding and exercisable at July 31, 2004:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)

0.35	1,170,000	1,140,000	April 4, 2006	1.7
0.11	100,000	50,000	Sept. 4, 2006	2.1

	1,270,000	1,190,000		1.7

(b)

Options to buy 750,000 units of the short form offering of June 2003 were issued to the agents of the offering. The agents had to June 3, 2005 to exercise options on the units. The agents had the option to acquire up to 750,000 shares over the two year period and up to 750,000 warrants can be issued until June 3, 2004 (note 6(b)). By July 31, 2004, the agents options were exercised for proceeds of $75,000, resulting in the issuance of 750,000 shares and 750,000 warrants.

8.    WARRANTS

During the year ended July 31, 2003, the Company issued 5,000,000 common share purchase warrants relating to a short form offering (note 6(b)). In the year ended July 31, 2004, 5,890,000 common share purchase warrants were issued relating to a private placement (note 6(c)). Also during the year ended July 31, 2004, 750,000 common share purchase warrants were issued relating to the options granted to agents relating to the June 2003 short form offering (notes 6(b) and 7(b)).

Warrants issued are as follows:

		2004		2003

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Warrants outstanding
at August 1	5,000,000	0.20	3,401,000	0.37
Issued (note 6(c)
and 7(b))	6,640,000	0.38	5,000,000	0.20
Exercised	(5,770,000)	0.20	--	--
Expired	--	--	(3,401,000)	(0.37)

Warrants outstanding at July 31	5,870,000	0.40	5,000,000	0.20

The following table summarizes information about warrants outstanding and exercisable at July 31, 2004:

Exercise Price $	Warrants Outstanding	Expiry Date	Weighted Average remaining life (years)

0.40	5,870,000	Dec. 29, 2005	1.4

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

9.     RELATED PARTY TRANSACTIONS

(a)	The Company entered into the following transactions with related parties:

(i)	Paid or accrued $165,390 (2003 — $68,879) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the Company (note 13).
(ii)	The Company has entered into mineral property option agreements and shares an exploration office with East West, a company whose president and a director is also a director of the Company. During the second quarter, the option agreement with East West that related to the Posh property, was terminated. During the year ended July 31, 2004, the Company paid or accrued $12,732 (2003 — $Nil) relating to the exploration office.
(iii)	During the year, a director of the Company exercised 217,500 share purchase warrants at $0.20 each for a total proceeds of $43,500.

(b)	Included in amounts receivables and payables at July 31, 2004 are the following:

(i)	$Nil (2003 — $5,954) due from East West.
(ii)	$7,092 (2003 — $Nil) payable to East West.
(iii)	$3,325 (2003 — $31,042) payable to Silver Standard.*

10.    INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2004 $	2003 $	2002 $

Statutory tax rate	36.5%	38.5%	39.6%

Loss for the year	(1,270,193)	(294,424)	(211,299)

Provision for income taxes based on statutory rates	(463,600)	(113,400)	(83,700)
Non deductible expenses and adjustment for income tax	370,600	51,100	7,100
Unrecognized benefit of net operating losses carried forward	93,000	62,300	76,600

	--	--	--

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of July 31 are as follows:

	2004 $	2003 $

Long term future tax assets:
Non capital loss carryforwards	272,400	256,400
Book amortization in excess of tax CCA and resource claims	1,422,500	1,268,900
Finance charges	47,500	59,000

Total future tax assets	1,742,400	1,584,300
Less: Valuation allowance for future tax assets	(1,742,400)	(1,584,300)

Net future tax assets	--	--

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

10.     INCOME TAXES (continued)

        The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

(c)

As of July 31, 2004, the Company has approximately $746,200 in operating losses, $5,039,000 in accumulated Canadian and foreign exploration and development expenditures and $130,000 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$

2005	3,400
2006	23,700
2007	26,800
2008	168,300
2009	145,200
2010	123,600
2014	255,200

746,200

Subject to certain restrictions, the Company also has exploration and development expenditures available to reduce future taxable income in Mexico. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

11.     SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:

	2004 $	2003 $	2002 $

Non-cash financing activities
Shares issued for mineral property acquisitions	--	3,750	36,500
Shares issued for debt settlement	--	50,000	--
Value assigned to warrants and options exercised	(34,300)	--	--
Value assigned to options granted	273,900	--	--
Share capital	34,300	--	--
Share issue costs	(102,500)	(34,300)	--
Value assigned to units and warrants	65,000	34,300	--
Share capital issued for finder's fees	37,500	--	--

	273,900	53,750	36,500

Non-cash investing activities
Shares issued for mineral property acquisitions	--	3,750	36,500
Mineral property costs written off	(745,151)	(191,564)	(61,384)

	(745,151)	(187,814)	(24,884)

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

12.     SEGEMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

July 31, 2004

	Canada $	Mexico $	Total $

Income (loss) for the year	(1,272,852)	2,659	(1,270,193)
Mineral properties	737,470	986,261	1,723,731
Identifiable assets	2,316,478	1,141,515	3,457,993

July 31, 2003

	Canada $	Mexico $	Total $

Income (loss) for the year	(294,424)	--	(294,424)
Mineral properties	1,441,200	33,500	1,474,700
Identifiable assets	1,890,975	33,500	1,924,475

13.	COMMITMENTS

(a)

The Company has entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.

(b)

The Company has granted to Silver Standard Resources Inc. a right of first offer on the Company’s Rodeo, Yerbabuena and Santa Lucia properties, which properties were referred to the Company by Silver Standard. Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the Company granted Silver Standard a one-time right to acquire a 51% interest in any property referred to the Company by Silver Standard that is subsequently acquired by the Company. This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the Company incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the Company on the property at the time of exercise. The El Rincon property (note 3) is subject to this back-in right.

(c)

In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services. The term of the agreement is one year expiring June 15, 2004, subject to a 30-day termination notice. The Company will pay an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The agreement was extended for an additional nine months to expire on March 15, 2005.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

(a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs would be written off for United States GAAP purposes.

(b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

(c)

Until August 1, 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements. Commencing August 1, 2002, Canadian GAAP treatment is consistent with United States GAAP treatment. Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method. The Company elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44. Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options. Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

Effective August 1, 2003 the Company adopted the new Canadian standards for stock compensation (note 2), which mirrors in all material respects SFAS 123. Accordingly, no reconciling item exists between Canadian and United States accounting for stock options after August 1, 2003.

(d)

Under United States GAAP, investments available for sale are recorded at market value. The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income. Once the investment is sold, the comprehensive income relating to that investment is cleared out to income. Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market. There is no comprehensive income category in Canada. As the Company did not own any investments, there was no impact for the year ended July 31, 2004.

(e)	The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	Cumulative From Inception (Feb. 15, 1967)	Years Ended July 31 _______________________________________________
	to July 31, 2004 $	2004 $	2003 $	2002 $

Loss for the period as reported	(8,213,433)	(1,270,193)	(294,424)	(211,299)
Recovery (write-off) of mineral property
costs	(1,723,730)	(249,030)	3,554	(491,785)

Primary loss for the period in accordance
with United States GAAP	(9,937,163)	(1,519,223)	(290,870)	(703,084)

Primary loss per share for the period in accordance with United States GAAP		(0.07)	(0.02)	(0.08)

(f)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended July 31 __________________________________________________________
	2004 $	2003 $	2002 $

Deficit - As reported	(8,213,433)	(6,943,240)	(6,648,816)
Write-off of mineral property costs	(1,723,731)	(1,474,700)	(1,478,254)

Deficit in accordance with United States GAAP	(9,937,164)	(8,417,940)	(8,127,070)

(g)	The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, are as follows:

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	Common Shares ________________________________________		Accumulated	Comprehensive
	Number	Amount $	Deficit $	Income $	Total $

Shareholders' equity balance as reported at July 31, 2002	10,217,303	8,231,636	(6,648,816)	--	1,582,820
Write-off of mineral property costs	--	--	(1,478,254)	--	(1,478,254)

Shareholders' equity in accordance with United States GAAP at July 31, 2002	10,217,303	8,231,636	(8,127,070)	--	104,566

Shareholders' equity balance as reported at July 31, 2003	16,997,303	8,722,470	(6,943,240)	--	1,779,230
Write-off of mineral property costs	--	--	(1,474,700)	--	(1,474,700)

Shareholders' equity in accordance with United States GAAP at July 31, 2003	16,997,303	8,722,470	(8,417,940)	--	304,530

Shareholders' equity balance as reported at July 31, 2004	29,142,306	11,252,370	(8,213,433)	--	3,038,937
Write-off of mineral property costs	--	--	(1,723,731)	--	(1,723,731)

Shareholders' equity in accordance with United States GAAP at July 31, 2004	29,142,306	11,252,370	(9,937,164)	--	1,315,206

(h)	New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”. SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after June 30, 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on May 1, 2002, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143, as required, on May 1, 2003, with no material impact on its financial statements.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003, with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized rateably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on May 1, 2003 with no material impact on its financial statements.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective.

For financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, with no material impact on its financial statements.

END OF FINANCIAL STATEMENTS

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canplats Resources Corporation

(Company)

By: /s/ R.E. Gordon Davis

R.E. Gordon Davis, President & Director

Date: December 15, 2004

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

[omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

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

Date:   December 15, 2004

/s/ R.E. Gordon Davis ____________________________ R.E. Gordon Davis President

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

[omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

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

Date:   December 15, 2004

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: December 15, 2004

/s/ R.E. Gordon Davis ____________________________ R.E. Gordon Davis President

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: December 15, 2004

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance