Form 20-F/A
CANPLATS RESOURCES CORP
filed 2005-05-17
CIK 1156297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 20-F

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
☑ Item 17 Item 18

EXPLANATORY NOTE REGARDING AMENDED FORM 20-F

This amendment No. 1 to Form 20-F for the year ended July 31, 2004 has been filed to amend, among other things, the following disclosure in our annual report on Form 20-F for the fiscal year ended July 31, 2004, which was filed on December 16, 2004, pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission ("SEC"):

o	our disclosure under Item 15. Controls and Procedures to confirm that our principal executive officer and principal financial offer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure;

o	our disclosure under Item 15. Controls and Procedures to confirm that there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of their last evaluation; and

o	our Auditors' Report under Item 19, Exhibits to confirm that our Auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board.

This amendment no. 1 on Form 20-F does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

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

Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15      Controls and Procedures

As of July 31, 2004, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

In addition, there were no changes in our internal control over financial reporting during our fiscal year covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of their last evaluation.

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

"R.E.Gordon Davis"	"Ross A. Mitchell"
______________________	______________________
R.E. Gordon Davis President	Ross A. Mitchell Vice President, Finance

October 27, 2004

Staley, Okada & Partners CHARTERED ACCOUNTANTS	Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Canplats Resources Corporation:

We have audited the accompanying consolidated balance sheet of Canplats Resources Corporation (An Exploration Stage Company) as at July 31, 2004 and the related consolidated statements of loss and deficit, cash flows and changes in shareholders’ equity for the year ended July 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2004, and the results of its operations, changes in shareholders’ equity and its cash flows for the year ended July 31, 2004, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2003 and 2002 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their reports dated October 8, 2003 and October 23, 2002.

“Staley, Okada & Partners”

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

Date: April 19, 2005

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

Date:   April 19, 2005

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

Date:   April 19, 2005

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

Date: April 19, 2005

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

Date: April 19, 2005

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance