Form 20-F
period 2005-07-31
CANPLATS RESOURCES CORP
filed 2005-12-30
CIK 1156297

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2005 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to _______________________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report

Commission file number               0-31190

CANPLATS RESOURCES CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1180 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered Not Applicable

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

29,442,306

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     Yes    ☑    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

     Yes    ☑    No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of theSecurities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑     Yes        No

Indicate by check mark which financial statement item the Registrant has elected to follow.

☑     Item 17         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     Yes    ☑    No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Yes        No

- ii -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our operations and planned future acquisitions. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in its market. These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to

- iv -

differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Descriptions of Properties” and “Operating and Financial Review and Prospects”.

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

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Jul 31, 2005	Year ended Jul 31, 2004	Year ended Jul 31, 2003	Year ended Jul 31, 2002	Year ended Jul 31, 2001
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	(1,493,747)	(1,270,193)	(294,424)	(211,299)	(201,005)
3. Loss per common share*	(0.05)	(0.06)	(0.02)	(0.02)	(0.06)
4. Total assets	2,326,011	3,457,993	1,924,475	1,638,718	1,186,912
5. Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	Nil

6. Capital stock	11,340,245	11,267,220	8,722,470	8,125,636	7,566,941
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	29,442,306	29,142,306	16,997,303	10,217,303	7,387,303
* All of our operations are continuing. ** No preferred stock has been issued

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2

Selected Financial Data

(expressed in thousands of Canadian dollars, except per and number of shares data)

	Year ended Jul 31, 2005	Year ended Jul 31, 2004	Year ended Jul 31, 2003	Year ended Jul 31, 2002	Year ended Jul 31, 2001
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	(1,492,749)	(1,519,224)	(290,870)	(703,084)	(725,102)
3. Loss per common share*	(0.05)	(0.07)	(0.02)	(0.08)	(0.24)
4. Total assets	609,528	1,734,262	449,775	160,464	200,443
5. Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	Nil
6. Capital stock	11,346,495	11,267,220	8,722,470	8,125,636	7,566,941
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	29,442,306	29,142,306	16,997,303	10,217,303	7,387,303
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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at July 31, 2005, July 31, 2004, July 31, 2003, July 31, 2002 and July 31 2001, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended July 31, 2005	1.24	1.33	1.18	1.23
Fiscal Year Ended July 31, 2004	1.33	1.40	1.27	1.33
Fiscal Year Ended July 31, 2003	1.50	1.59	1.33	1.41
Fiscal Year Ended July 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended July 31, 2001	1.52	1.58	1.47	1.53

Table No. 4

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	June	July	August	September	October	November
High	1.26	1.24	1.22	1.19	1.19	1.20
Low	1.23	1.20	1.19	1.16	1.17	1.17

On December 19, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals Cdn $1.16.

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

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

•	market fluctuations for precious metals;
•	metallurgical recoveries associated with the mineralization;
•	the proximity and capacity of natural resource markets and processing equipment; and
•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining including the following:

•	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:
•	establish ore reserves through drilling;
•	develop metallurgical processes to extract the metals from the ore; and
•	construct the mining and processing facilities at any site chosen for mining.

We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

•	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate:

•	road access;
•	water and power supply; and
•	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

•

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

•	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:
•	unusual or unexpected geological formations;
•	changes in metallurgical processing requiremenets;
•	power outages;
•	labour disruptions;
•	flooding, explosions, rockbursts, cave-ins, landslides, and;
•	inability to obtain suitable or adequate machinery, equipment or labour.

We may become subject to liabilities in connection with:

•	pollution;
•	cave-ins; or
•	hazards against which we cannot insure against or which we may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

•	Mining operations and exploration activities are subject to national and local laws and regulations governing:
•	prospecting, development, mining and production;
•	exports and taxes;
•	labour standards, occupational health and mine safety;
•	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

•

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	supply of, and demand for, gold;
•	speculative activities;
•	expectations for inflation; and
•	political and economic conditions.

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

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

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

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by:

•	political instability and violence;
•	war and civil disturbance;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure; and
•	unenforceability of contractual rights;

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

Some of our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. and Silver Standard Resources Inc. and as a director of IAMGold Corporation, Vista Gold Corporation and Minco Silver Corporation. These associations give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

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

General Background

We were incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967 under the name Colby Mines Ltd. (N.P.L.). On January 11, 1977, we changed our name to Colby Mines Ltd. and then to Colby Resources Corp. on February 11, 1980. On October 14, 1999, we changed our name to International Colby Resources Corporation and consolidated our shares on a five for one basis. On March 15, 2000, we changed our name to “Canplats Resources Corporation”. On December 15, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Our head office and registered and records office is located at: Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is R.E. Gordon Davis, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. We do not have a registered agent in the United States.

In August 2004, we announced the acquisition of the El Rincon Gold Prospect, located in the state of Durango, Mexico. The El Rincon Gold Prospect is subject to the Silver Standard Resources Inc. (“Silver Standard”) back-in right. See Item 4.B - “Business Overview”.

In October 2005, we returned the Santa Lucia gold prospect to the vendors of the prospect. The Santa Lucia gold prospect is located in the state of Baja California Norte, Mexico just south of the U.S. – Mexico border approximately 70 miles east of Tijuana. See Item 4.B - “Business Overview”.

In December 2005, we announced the acquisition of the Mecatona Gold Prospect, located in the state of Chihuahua, Mexico. The Mecatona Gold Prospect is subject to the Silver Standard back-in right. See Item 4.B - “Business Overview”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at July 31, 2005, other than where a different date is specified.

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

We do not currently have a principal mineral property. We have four properties that are prospective for gold located in Mexico, which we intend to focus our exploration efforts on in 2005. These gold properties are the Rodeo Gold Prospect, Yerbabuena Gold Prospect, El Rincon Gold Prospect and Mecatona Gold Prospect. We also have a number of property holdings prospective for platinum group metals in the Nipigon Region in Ontario, Canada that we have placed on care and maintenance and are not considered principal or secondary properties.

Rodeo Gold Prospect

In February 2003, we acquired by staking a 100% interest in the Rodeo gold prospect located 150 kilometers north of Durango, Mexico, subject to the payment of a finder’s fee to La Cuesta International, Inc. (“LCI”). Under an agreement dated February 20, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Rodeo prospect of:

•	US $10,000 on signing the agreement (paid);
•	every six months commencing June 11, 2003, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;
•

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

In October 2003, we granted to Silver Standard Resources Inc. (“Silver Standard”) a right of first offer on all properties referred to us by Silver Standard. Under the terms of the right of first offer, if we intend to dispose of an interest in any referred property, we must give Silver Standard the first opportunity to acquire the interest. Our Rodeo property is subject to the right of first offer.

We currently hold a 100% interest in the Rodeo prospect, subject to making the above described payments to LCI and the right of first offer granted to Silver Standard.

Yerbabuena Gold Prospect

Under an agreement dated July 11, 2003, we acquired from LCI a lease with option to purchase a 100% interest in the Yerbabuena gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. In order to maintain the lease in good standing, we are required to pay LCI:

•	US $7,500 on signing the agreement (paid);
•	US $5,000 on or before September 1, 2003 (paid);
•	US $7,500 on or before March 1, 2004 (paid);
•	US $7,500 on or before September 1, 2004 (paid);
•	US $10,000 on or before March 1, 2005 (paid);
•	US $10,000 on or before September 1, 2005 (paid);
•	US $15,000 every six months thereafter commencing March 1, 2006;
•	on commencement of commercial production on the property, the greater of US $25,000 per quarter and a 2% NSR;

We can purchase the property from LCI at anytime on payment of US $2,000,000, less all lease payments described above.

Our Yerbabuena prospect is subject to the right of first offer granted to Silver Standard.

Under the terms of the lease with option to purchase, we have the exclusive right to explore and mine the Yerbabuena prospect, subject to making the above described payments to LCI and the right of first offer granted to Silver Standard.

Santa Lucia Gold Prospect

In October 2003, we acquired by staking a 100% interest in the Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Santa Lucia prospect of:

•	US $15,000 on signing the agreement (paid);
•	US $5,000 on or before December 12, 2003(paid);
•	every six months commencing June 12, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;
•	on commencement of commercial production on the property, the greater of US $10,000 per year and a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the Santa Lucia prospect is US $500,000.

In October 2005, we returned the Santa Lucia gold prospect to LCI.

We no longer hold an interest in the Santa Lucia prospect.

El Rincon Gold Prospect

In May 2004, we acquired by staking a 100% interest in the El Rincon gold prospect located in Durango State, Mexico, subject to the payment of a finder’s fee to LCI and the back-in right to Silver Standard. Under an agreement dated August 24, 2004, we are required to pay LCI a finder’s fee in respect of our acquisition of the El Rincon prospect of:

•	US $5,000 on signing the agreement (paid);
•	every six months commencing May 3, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;
•	on commencement of commercial production on the property, a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the El Rincon prospect is US $2,000,000.

Effective March 24, 2004, we granted Silver Standard a one-time right to acquire a 51% interest in any property we acquire that was referred to us by Silver Standard, which is known as the “back-in right”. This one-time right to acquire replaces the right of first offer, granted in 2003, for properties acquired after March 24, 2004. In order to exercise the back-in right in respect of any property, Silver Standard must (a) exercise the back-in right prior to, or on, our incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures we have incurred on the property at the time of exercise. The El Rincon prospect is subject to the back-in right granted to Silver Standard.

We currently hold a 100% interest in the El Rincon gold prospect, subject to making the above described payments to LCI and the back-in right granted to Silver Standard.

Mecatona Gold Prospect

In December 2005, we acquired the Mecatona Gold Prospect consisting of:

•	an option to acquire 12 claims comprising 65.7301 hectares with the following payments:
•	US $5,000 on signing the agreement (paid);
•	US $10,000 on the first anniversary of signing the agreement;
•	US $20,000 on the second anniversary of signing the agreement;
•	US $215,000 on the third anniversary of signing the agreement; and
•	a 1% NSR capped at US $250,000;
•	an option to acquire one claim comprising 29.5896 hectares with the following payments:
•	US $10,000 on signing the agreement (paid);
•	US $20,000 on the first anniversary of signing the agreement;
•	US $30,000 on the second anniversary of signing the agreement;
•	US $50,000 on the third anniversary of signing the agreement;
•	US $90,000 on the fourth anniversary of signing the agreement; and
•	US $800,000 on the fifth anniversary of signing the agreement; and
•	the acquisition of two claim blocks covering approximately 4,000 hectares for staking costs.

We are required to pay LCI a finder’s fee in respect of our acquisition of the Mecatona prospect of:

•	US $5,000 on signing the agreement;
•	every six months the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;
•	on commencement of commercial production on the property, a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the Mecatona prospect is US $2,000,000.

The Mecatona prospect is subject to the back-in right granted to Silver Standard (See Item 4.B - “El Rincon Gold Prospect”).

We currently hold a 100% interest in the Mecatona Gold Prospect, subject to making the above described option payments, payments to LCI and the back-in right granted to Silver Standard.

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

In January and February 2004, we carried out a Phase 1 drill program at Rodeo of reverse circulation drilling (a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe). Results of the program ranged from 0.71 grams per tonne of gold over 10 metres (0.02 ounces per ton of gold over 32.8 feet) to 5.94 grams per tonne of gold over 27 metres (0.17 ounces of gold per ton over 88.6). In September 2004, we completed a Phase 2 drill program at Rodeo, with results ranging from holes with no significant values of gold to 2.04 grams of gold per tonne over 29 metres (0.06 ounces of gold per ton over 95.1 feet). In the two programs, a total of 2,377 meters in 21 holes were drilled.

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

In May 2005, we completed a Phase 1 drill program at Yerbabuena consisting of 12 reverse circulation drill holes totalling 1,882 meters and three diamond drill holes (a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections) totalling 608 meters. Results of the program ranged from no significant values in certain drill holes to 0.57 grams per tonne of gold over 31.5 metres (0.02 ounces of gold per ton over 103 feet).

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

A drill program was completed on the Santa Lucia prospect in July, 2004. No significant results were encountered. Following completion of the drill program, additional geological interpretation of the prospect was carried out, which concluded that no further work be carried out on the prospect. In October 2005, we returned the Santa Lucia gold prospect to LCI. We no longer hold an interest in the Santa Lucia prospect.

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

Mecatona Gold Prospect

The Mecatona Gold Prospect is located approximately 12 miles south of Parral, Mexico and is comprised of four claim blocks covering approximately 15.4 square miles (4,000 hectares). The property is accessed by gravel road.

The properties cover the principal veins of the Mecatona gold-silver district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness. Compilation of mapping and sampling is underway to identify drill sites.

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

Year ended July 31, 2005 compared to year ended July 31, 2004.

During the fiscal year-ended July 31, 2005, we incurred a loss of $1,493,747 ($0.05 per share) compared to a loss of $1,270,193 ($0.06 per share) for fiscal year-ended July 31, 2004.

Total expenses for the year, including non-cash stock-based compensation expenses, decreased to $402,431 from the $557,428 recorded in the prior year. Without stock-based compensation expense, total cash expenses were $291,431, which is only slightly higher than the $283,528 recorded in the prior year. Exploration expense increased to $14,780 from $5,347 in the prior year with all of the increase relating to Mexican generative programs. The arrangement with G2 Consultants Corporation to provide financial relations services continued throughout fiscal 2005. Investor relations costs for fiscal 2005 stayed relatively the same at $156,928 from the $157,938 recorded in the prior year and of the amount expended in fiscal 2005, $82,000 (2004 - $94,000) was paid to G2 Consultants. Listing and filing fees of $7,752 (2004 - $19,107) were down in the current year due to less financing activity. Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided certain administrative services for the company was amended. Prior to the change, Silver Standard charged us a flat monthly fee for management administration and rent. After the change, these costs were charged to us at the salary charge-out rates. The overall impact on us was approximately neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2005, a $111,000 stock-based compensation expense (2004 – $273,900) was recorded reflecting the expensing of the non-cash fair value of options granted to employees, directors and officers.

Interest income decreased to $21,239 in fiscal 2005, compared to $26,386 in fiscal 2004. This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

A total of $1,133,280 in mineral properties in Ontario and Mexico were abandoned and written off in fiscal 2005 compared to $745,151 written off in the prior year. Properties written off were Stucco ($12,176), Grand Bay ($346,297) and Geikie properties ($520,149) in Ontario, and Santa Lucia property ($254,658) in Mexico.

During the current year, flow-through shares totalling $100,000 were issued, these funds are required to be spent on certain Canadian exploration expenditures. Because we no longer have the ability to use the expenditures for tax purposes, we are required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because we have unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery and, as a consequence, a $35,600 recovery was recorded in fiscal 2005.

Year ended July 31, 2004 compared to year ended July 31, 2003.

During the fiscal year-ended July 31, 2004, we incurred a loss of $1,270,193 ($0.06 per share) compared to a loss of $294,424 ($0.02 per share) for fiscal year-ended July 31, 2003.

In December 2003, we closed a $1,350,000 private placement financing and commenced a more active program for gold properties in Mexico which resulted in a number of properties being acquired. Along with this increased activity, expenses for the year increased to $557,428 from the $105,178 recorded in the comparable period in the prior year. Exploration expense increased to $5,347 from $3,258 in the prior year with all the increase relating to Mexico. The arrangement with G2 Consultants Corporation to provide financial relations services, which commenced in June 2003, continued throughout fiscal 2004. As a consequence, investor relations costs for fiscal 2004 increased to $157,938 from $15,051 in the prior year and of the amount expended in fiscal 2004, $94,000 was paid to G2 Consultants. Other expenses that increased with the increased activity levels included insurance at $8,765 (2003 - $604), legal, accounting and audit $15,476 (2003 - $4,200), listing and filing fees $19,107 (2003 - $8,666). Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided certain administrative services for us changed. Prior to the change, Silver Standard charged the company a flat monthly fee for management administration and rent. After the change, these costs were charged to us at the salary charge-out rates. The overall impact on the company was neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2004, a $273,900 stock-based compensation expense (2003 – nil) was recorded reflecting the change in accounting policy whereby the fair value of options granted to employees, directors and officers are now being expensed. Interest income increased to $26,386 in fiscal 2004, compared to $2,318 in fiscal 2003. This increase relates to higher cash balances available for investment.

A total of $745,151 in mineral properties in Ontario were abandoned and written off in fiscal 2004 compared to $191,564 written off in the prior year. Properties written off were Voltaire-Johnspine - $561,947 and Posh - $183,204.

Selected Quarterly Financial Data (unaudited)

	2005 $				2004 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(106,671)	(152,756)	(657,337)(1)	(576,983)(2)	(51,948)	(258,602)	(66,991)	(892,652)(3)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.02)	(0.02)	(0.00)	(0.01)	(0.00)	(0.05)
(1)

During the third quarter of 2005, we wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(2)	During the fourth quarter of 2005, we wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.
(3)

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written off relating to the Voltaire-Johnspine property and $266,300 in expensing of values assigned to options granted during the year.

B.	Liquidity and Capital Resources

At July 31, 2005, we had $486,251 (2004 - $1,580,412) in cash and cash equivalents and working capital of $445,314 (2004 - $1,622,925). Management has estimated that we will have adequate funds from existing working capital to meet our corporate, administrative and property obligations for the coming year. If we are to advance or develop our mineral properties further, it will be necessary to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

We have no contractual obligations other than mineral property holding and finders fee costs.

Operating Activities

Operating activities, after non-cash working capital charges, required a funding of $201,617 in 2005 and $380,624 and $4,178 for the years ending July 31, 2004 and July 31, 2003, respectively.

Investing Activities

A total of $997,369 in cash was spent on our various mineral properties in 2005. Apart from the $140,433 spent on the Grand Bay property in Canada that was in part funded by a flow-through share issuance, the majority of the funds spent on properties were in Mexico. The most active exploration program, which included drilling was on the Yerbabuena property where $537,912 was spent. At the Rodeo property, which also included drilling, $204,468 was spent. A total of $82,675 was spent on the El Rincon property and $31,162 was spent on Santa Lucia. This latter property along with the Grand Bay property was written-off in the third quarter of 2005.

Financing Activities

A total of $105,500 was raised in fiscal 2005 through the issuance of common shares. A summary of the components of the funds raised in 2005 and the two prior years is as follows:

	2005 $	2004 $	2003 $
Private placement	100,000	1,350,000	544,000
Exercise of stock options	5,500	26,250	-
Exercise of agents’ options	-	75,000	-
Exercise of warrants	-	1,158,000	-
	105,500	2,609,250	544,000

Private Placement – October 2004

In October 2004, we closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 were received. An additional $5,500 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share. The common shares and warrants have not been and will not be registered under the Securities Act of 1933 (United States) (the “U.S. Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States.

Acquisitions and Disposals

See Item 4.A – “General Background”.

Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.-“Risk Factors”.

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

The following table lists as of October 31, 2005 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 5

Our Directors and Senior Management

Name	Position with Canplats	Date of First Appointment	Age
R.E. Gordon Davis (1) (2) (3)	President and director	March 2000	67
Robert A. Quartermain (1) (2) (3)	Director	March 2000	50
James W. Tutton (1) (2) (3)	Director	October 1999	66
Kenneth C. McNaughton	Vice President, Exploration	March 2000	47
Ross A. Mitchell	Vice President, Finance	March 2000	57
Linda J. Sue	Corporate Secretary	March 2000	50
(1)	Member of the Audit Committee
(2)	Resident of Canada
(3)	Member of the Compensation Committee

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

Robert A. Quartermain

Mr. Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president and a director of Silver Standard Resources Inc. in 1985 to the current date. Mr. Quartermain also serves as a director and officer of Radiant Resources Inc. (“Radiant”), as well as a director of: IAMGold Corporation; Vista Gold Corporation and Minco Silver Corporation.

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

Linda J. Sue

Ms. Sue devotes approximately 10% of her time to our business, with the remainder of her time split between Silver Standard and Radiant. Ms. Sue has been the Corporate Secretary of Silver Standard since 1985. Her responsibilities include management of our land titles system.

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

We currently have two Named Executive Officers, R.E. Gordon Davis, the President and Ross A. Mitchell, the Chief Financial Officer of the Company.

Summary Compensation Table

Table No. 6

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts

Shares or
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compens -ation ($)	Securities Under Options Granted (#) (2)	Units Subject to Resale Restrictions ($)	LTIP Payouts ($) (4)	All Other Compensation ($)
R.E. Gordon Davis President and Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 70,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ross A. Mitchell (3) Vice President, Finance	2005 2004 2003	5,288 4,583 Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)	Fiscal years ended July 31, 2005, July 31, 2004 and July 31, 2003.
(2)	Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end.
(3)

We do not compensate Mr. Mitchell directly; however, Mr. Mitchell receives remuneration as an officer of Silver Standard, a portion of which is charged to us by Silver Standard pursuant to the Management Agreement we have with Silver Standard. See Item 6.D “Employees” for further details.

Long Term Incentive Plan

Long term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. We did not grant any LTIPs during the recently completed fiscal year ended July 31, 2005.

Options and SARs

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended July 31, 2005.

Option Grants in Most Recently Completed Financial Year

The following stock options were granted to the Named Executive Officers during the most recently completed financial year ending July 31, 2005.

Table No. 7

Option Grants in Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
R.E. Gordon Davis	50,000	10.2	0.37	0.365	Jan. 12, 2008
Ross A. Mitchell	25,000	5.1%	$0.37	$0.365	Jan. 12, 2008

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2005, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Table No. 8

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquiried on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (2) Exercisable/ Unexercisable
R.E. Gordon Davis	Nil	Nil	300,000/ 0	0 / 0
Ross A. Mitchell	Nil	Nil	75,000/ 0	0 / 0
(1)	Valued using the closing price of our common shares on the TSX Venture Exchange (the "Exchange") on the date of exercise, less the exercise price per share.
(2)

Valued using the closing price of our common shares on the Exchange on July 29, 2005, being the last trading day of our shares for the financial year, of $0.14 per share, less the exercise price per share.

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

Compensation to Directors and Executive Officers

Compensation of Directors who are not Executive Officers

During fiscal 2005, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options. The following table sets out details of the options granted to directors, who are not Named Executive Officers, during the most recently completed fiscal year ended July 31, 2005.

Table No. 9

Option Grants in Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
Directors who are not Named Executive Officers (2)	70,000	14.3%	$0.37	$0.365	Jan. 12, 2008

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2005, by directors who are not Named Executive Officers, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Table No. 10

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (2)	0	0	350,000 / 0	0 / 0
(1)	Valued using the closing price of our common shares on the Exchange on the date of exercise, less the exercise price per share.
(2)

Valued using the closing price of our common shares on the Exchange on July 29, 2005, being the last trading day of our shares for the financial year, of $0.14 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, our directors did not receive compensation for services provided to us in their capacities as directors and/or consultants and/or experts.

Compensation of Directors and Senior Officers

Total compensation for all directors and senior officers during the year ended July 31, 2005 totalled $52,715, based on hourly rates charged for personnel by Silver Standard, which included direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings (see Item 6.D. – “Employees”). The reported figure is for direct salary costs and benefits only.

Executive Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”). Our board of directors adopted the 2003 Stock Option Plan under which 10% of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options (including previously issued stock options). The 2003 Stock Option Plan was first approved by our shareholders at our 2003 Annual General Meeting held on December 17, 2003 and will be placed before our shareholders for approval at our 2005 Annual General Meeting to be held on December 15, 2005.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of July 31, 2005. The exercise price of the stock options is stated in Canadian dollars.

Table No. 11

Outstanding Stock Options

	Number of Options Outstanding	Exercise Price*	Expiry Date
Executive Officers	300,000 75,000	$0.35 $0.37	April 4, 2006 Jan 12, 2008
Directors who are not Executive Officers	280,000 70,000	$0.35 $0.37	April 4, 2006 Jan 12, 2008
Employees and Consultants	590,000 50,000 75,000 390,000	$0.35 $0.11 $0.30 $0.37	April 4, 2006 Sept 4, 2006 Sept 6, 2006 Jan 12, 2008
Total:	1,830,000

In addition, as at July 31, 2005, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 12

Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date
	5,870,000	$0.40	December 29, 2005

Total:	5,870,000	$0.40	December 29, 2005

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for December 15, 2005.

Our Board of Directors has two committees: the Audit Committee and the Compensation Comittee. The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

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

Currently, we do not have service contracts with any of our officers or those of our subsidiaries providing for benefits upon termination of employment (see Item 6.B – “Compensation”).

D.	Employees

On February 1, 2004, we entered into a management services agreement with Silver Standard. Under the agreement, Silver Standard provides us with general corporate management, administrative and technical services. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings. The agreement also provides for Silver Standard to recalculate charge out rates from time to time to take into account increased costs of providing the services. Effective January 1, 2005, Silver Standard increased its charge out rates.

E.	Share Ownership

The following table sets out, as of November 4, 2005 the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possesses sole voting and investment power with respect to the shares shown.

Table No. 13

Named Executive Officer Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class
R.E. Gordon Davis	Common	1,663,750*	5.7%
Ross A. Mitchell	Common	500,000*	1.7%

*includes options and warrants exercisable within 60 days.

As at November 4, 2005, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,877,000 common shares and no share purchase warrants.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of October 31, 2005. The exercise price of the stock options is stated in Canadian dollars.

Table No. 14

Named Executive Officer Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.E. Gordon Davis	250,000 50,000	$0.35 $0.37	April 4, 2006 Jan 12, 2008
Ross A. Mitchell	50,000 25,000	$0.35 $0.37	April 4, 2006 Jan 12, 2008

Item 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

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

Our common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common stock.

On July 31, 2005, the shareholders' list for our common stock showed 1,527 registered shareholders and 29,442,306 shares outstanding. 1,256 of these registered shareholders were U.S. residents, owning 1,176,612 shares representing 4% of our issued and outstanding shares.

B.	Related Party Transactions

Since August 1, 2004, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

Exhibited hereto are audited financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Staley, Okada and Partners Auditor's Report, dated October 7, 2005.
(b)	Consolidated Balance Sheets as at July 31, 2005 and July 31, 2004 (in Canadian Dollars).
(c)	Consolidated Statements of Loss and Deficit for the years ended July 31, 2005, July 31, 2004 and July 31, 2003 (in Canadian Dollars).
(d)	Consolidated Statements of Cash Flows for the years ended July 31, 2005, July 31, 2004 and July 31, 2003 (in Canadian Dollars).
(e)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended July 31, 2005, July 31, 2004 and July 31, 2003 (in Canadian Dollars).
(f)	Notes to Consolidated Financial Statements for the years ended July 31, 2005, July 31, 2004 and July 31, 2003 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, July 31, 2005, other than the following:

(a)	in October 2005, we returned the Santa Lucia Gold Prospect to the vendors of the prospect (See Item 4.B “Business Overview” under the heading “Santa Lucia Gold Prospect”);

(b)	in December 2005, we acquired the rights to the Mecatona Gold Prospect (See Item 4.B “Business Overview” under the heading “Mecatona Gold Prospect”); and
(c)

in December 2005, we announced a private placement of 5,000,000 units at a price of $0.20 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.25 in the first year and $0.35 in the second year, provided that if our shares trade for 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 in the first year or at or above $0.45 per share in the second year, the warrant holders will be required to exercise their warrants. The common shares, the common share purchase warrants and the common shares deliverable upon exercise of any of the warrants have not been and will not be registered under the U.S. Securities Act of 1933, and, subject to certain exceptions, may not be offered or sold within the United States.

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

Table No. 15

High and Low Price for the Five Most Recent Fiscal Years

on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
July 31, 2005	$0.49	$0.12
July 31, 2004	$0.84	$0.095
July 31, 2003	$0.14	$0.04
July 31, 2002	$0.27	$0.09
July 31, 2001	$0.42	$0.20

Table No. 16

High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2005 on the TSX (Cdn$’s)

Period Ended	High	Low
October 31, 2005	$0.155	$0.10
July 31, 2005	$0.30	$0.12
April 30, 2005	$0.49	$0.30
January 31, 2005	$0.49	$0.31
October 31, 2004	$0.40	$0.23
July 31, 2004	$0.40	$0.24
April 30, 2004	$0.84	$0.32
January 31, 2004	$0.46	$0.22
October 31, 2003	$0.24	$0.095

Table No. 17

High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
November 30, 2005	$0.19	$0.10
October 31, 2005	$0.135	$0.11
September 30, 2005	$0.145	$0.10
August 31, 2005	$0.155	$0.10
July 31, 2005	$0.16	$0.12
June 30, 2005	$0.27	$0.16
B.	Plan of Distribution

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

Powers and Functions of the Directors

The powers and functions of the directors are set out in our Articles which were adopted on December 15, 2004 and filed on May 16, 2005. They provide:

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

Alteration of Share Rights

To alter the rights of holders of our issued shares such alteration must be approved by the majority vote of 66 2/3% of our issued shares attending and voting at a meeting of our shareholders.

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

Foreign Ownership Limitations

Our Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in our Articles that would have an effect of delaying, deferring or preventing a change in our control, or that would operate with respect to any proposed merger, acquisition or corporate restructuring.

Share Ownership Reporting Obligations

There are no provisions in our Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by:

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

1.	Services agreement dated February 1, 2004 between Silver Standard Resources Inc. and Canplats. See Item 6.D – “Employees” for a description of the services agreement
2.

Back-In Right agreement dated effective March 24, 2004 between Silver Standard Resources Inc. and Canplats. See Item 4.B – “Business Overview” under the heading “El Rincon Gold Prospect” for a description of the back-in right agreement.

3.

Finder’s fee agreement dated May 3, 2004 between La Cuesta International, Inc. and Canplats in respect of the El Rincon Gold Prospect. See Item 4.B – “Business Overview” under the heading “El Rincon Gold Prospect” for a description of the finder’s fee agreement.

4.

Option agreements dated December 2005 between Canplats and Mrs. E. Alvarado and Minas Vesper S.A. de C.V. in respect of the Mecatona Gold Prospect. See Item 4.B – “Business Overview” under the heading “Mecatona Gold Prospect” for a description of the option agreements.

5.

Finder’s fee agreement between La Cuesta International, Inc. and Canplats in respect of the Mecatona Gold Prospect. See Item 4.B – “Business Overview” under the heading “Mecatona Gold Prospect” for a description of the finder’s fee agreement.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a

WTO investor will be reviewable only if it is an investment to acquire control of Canplats and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2005 WTO Review Threshold is C$250,000,000.

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

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada's ability to compete in world markets.

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

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

As of July 31, 2005, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended July 31, 2005	Fiscal year ended July 31, 2004
Audit Fees(1)	$9,125	$4,200
Audit-Related Fees (2)
Tax Fees (3)
All Other Fees	$1,605	$300
Total	$10,730	$4,500
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

All services provided by our principal accountant in 2005 were pre-approved by our audit committee.

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

1.2	Notice of Articles and Articles.
12.1	Certification of President As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Staley, Okada & Partners, Chartered Accountants

- 45/46 -

A.    Financial Statements

Canplats Resources Corporation

Consolidated Financial Statements
July 31, 2005, 2004 and 2003(in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, Staley, Okada & Partners, Chartered Accountants are appointed by shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

“R.E. Gordon Davis”	“Ross A. Mitchell”

R.E. Gordon Davis	Ross A. Mitchell
President	Vice President, Finance

October 31, 2005

  - F2 -

Report of Independent Registered Public Accounting Firm

To the Shareholders of Canplats Resources Corporation:

We have audited the accompanying consolidated balance sheets of Canplats Resources Corporation (the “Company”) as at July 31, 2005 and 2004 and the related consolidated statements of loss and deficit, changes in shareholders' equity, and cash flows for each of the years ended July 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended July 31, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended July 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 8, 2003.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 7, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated October 7, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 7, 2005	CHARTERED ACCOUNTANTS

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

As at July 31

(expressed in Canadian dollars)

	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	486,251	1,580,412
Receivables	99,348	105,905
Prepaid expense	1,911	16,764
Total current assets	587,510	1,703,081
Mineral properties (note 3)	1,716,483	1,723,731
Property, plant and equipment (note 4)	22,018	31,181
Total assets	2,326,011	3,457,993

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	54,666	69,739
Due to related parties (note 8)	87,530	10,417
	142,196	80,156

Future income tax liability (note 9)	119,500	-
Total liabilities	261,696	80,156

Shareholders’ equity
Share capital issued (note 5)	11,340,245	11,267,220

Value assigned to stock options and warrants	431,250	324,050

Deficit	(9,707,180)	(8,213,433)
Total shareholders’ equity	2,064,315	3,377,837
	2,326,011	3,457,993

Approved by the Board of Directors

“R.E. Gordon Davis”	“R.A. Quartermain”

R.E. Gordon Davis, Director	R.A. Quartermain, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

(expressed in Canadian dollars, except number of shares)

	2005 $	2004 $	2003 $

Expenses
Bank charges	1,556	1,755	495
Consulting	-	-	1,875
General exploration	14,780	5,347	3,258
Insurance	7,481	8,765	604
Investor relations	156,928	157,938	15,051
Legal, accounting and audit	11,230	15,476	4,200
Listing and filing fees	7,752	19,107	8,666
Management administration fee	-	9,000	18,000
Office	11,186	2,149	576
Other fees and taxes	-	834	1,226
Rent	-	6,000	12,000
Salaries	49,225	27,880	12,755
Shareholder relations	19,318	19,702	13,974
Stock-based compensation (note 6)	111,000	273,900	-
Travel and accommodation	-	-	85
Transfer agents	11,975	9,575	12,413

	(402,431)	(557,428)	(105,178)

Other income
Interest income	21,239	26,386	2,318
Foreign exchange gain (loss)	(14,875)	6,000	-
Write-off of mineral properties (note 3)	(1,133,280)	(745,151)	(191,564)

	(1,126,916)	(712,765)	(189,246)

Loss before income taxes	(1,529,347)	(1,270,193)	(294,424)
Future income tax recovery (note 9(d))	35,600	-	-

Loss for the year	(1,493,747)	(1,270,193)	(294,424)

Deficit, beginning of the year	(8,213,433)	(6,943,240)	(6,648,816)

Deficit, end of the year	(9,707,180)	(8,213,433)	(6,943,240)

Weighted average number of issued shares	29,348,744	22,856,098	12,297,680

Basic and diluted loss per common share	(0.05)	(0.06)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

OPERATING ACTIVITIES
Loss for the year	(1,493,747)	(1,270,193)	(294,424)
Non-cash items:
Valuation of options issued	111,000	273,900	-
Write-off of mineral properties	1,133,280	745,151	191,564
Future income tax recovery	(35,600)	-	-

	(285,067)	(251,142)	(102,860)
Net changes in non-cash working capital items:
Accounts receivable and prepaid expenses	21,410	(104,647)	(11,399)
Due from related parties	-	5,954	5,034
Accounts payable and accrued liabilities	(15,073)	(10,164)	54,544
Due to related parties	77,113	(20,625)	50,503

Cash used in operating activities	(201,617)	(380,624)	(4,178)

INVESTING ACTIVITIES
Mineral property costs	(997,369)	(994,182)	(184,260)
Purchase of property, plant and equipment	-	(31,181)	-

Cash used in investing activities	(997,369)	(1,025,363)	(184,260)

FINANCING ACTIVITIES
Shares issued for cash	105,500	2,609,250	544,000
Share issue costs	(675)	(48,650)	(72,616)

Cash provided by financing activities	104,825	2,560,600	471,384

Increase (decrease) in cash	(1,094,161)	1,154,613	282,946

Cash and cash equivalents, beginning of year	1,580,412	425,799	142,853

Cash and cash equivalents, end of year	486,251	1,580,412	425,799

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended July 31

(expressed in Canadian dollars except number of shares)

	Number of Shares	Common Stock Amount $	Value Assigned to Stock Options and Warrants $	Deficit $	Total Shareholders' Equity $

Balance at July 31, 2002	10,217,303	8,231,636	-	(6,648,816)	1,582,820
For cash	6,230,000	544,000	-	-	544,000
For mineral properties	50,000	3,750	-	-	3,750
For debt settlement	500,000	50,000	-	-	50,000
Share issue costs	-	(106,916)	-	-	(106,916)
Value assigned to options granted	-	-	34,300	-	34,300
Loss for the year	-	-	-	(294,424)	(294,424)

Balance at July 31, 2003	16,997,303	8,722,470	34,300	(6,943,240)	1,813,530
For cash	11,995,000	2,609,250	-	-	2,609,250
Value assigned to options granted	-	-	338,900	-	338,900
Value assigned to options exercised	-	49,150	(49,150)	-	-
Shares issued for finder's fees	150,000	37,500	-	-	37,500
Share issue costs	-	(151,150)	-	-	(151,150)
Adjustment relating to partial shares	3	-	-	-	-
Loss for the year	-	-	-	(1,270,193)	(1,270,193)

Balance at July 31, 2004	29,142,306	11,267,220	324,050	(8,213,433)	3,377,837
For cash	300,000	105,500	-	-	105,500
Value assigned to options granted	-	-	111,000	-	111,000
Value assigned to options exercised	-	3,800	(3,800)	-	-
Future income tax recovery	-	(35,600)	-	-	(35,600)
Share issue costs		(675)	-	-	(675)
Loss for the year	-	-	-	(1,493,747)	(1,493,747)

Balance at July 31, 2005	29,442,306	11,340,245	431,250	(9,707,180)	2,064,315

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

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

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are amortization rates, asset valuations, stock-based compensation, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

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

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Amortization

Property, plant and equipment are carried at cost less accumulated amortization. The company provides for amortization calculated using the declining balance method at rates ranging from 20% to 30% per annum. Amortization commences at the time when the assets are substantially being used.

Asset retirement obligations

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

There are no known restoration or clean-up costs associated with the company’s properties.

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the asset and liability method. Future income taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Loss per common share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

Effective August 1, 2003, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the consolidated financial statements for all forms of employee stock-based compensation, including stock options.

Flow-through shares

The company has adopted the new accounting recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets – change in accounting policy

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on August 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

Variable interest entities – change in accounting policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on February 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.   MINERAL PROPERTY COSTS

The company’s properties are located in Durango State, Mexico.

	Grand Bay	Geikie	Stucco	Rodeo	Yerbabuena	Santa Lucia	El Rincon
	(Canada)	(Canada)	(Canada)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2004	205,864	519,430	12,176	442,217	302,791	223,496	17,757	1,723,731

Assaying	2,056	-	-	37,213	81,245	6,435	3,002	129,951
Claim taxes	-	-	-	11,768	12,518	6,218	9,945	40,449
Consulting and contract services	-	-	-	29,314	26,578	-	6,943	62,835
Amortization	-	-	-	4,581	4,582	-	-	9,163
Drafting salaries and consulting	2,128	-	-	1,800	2,703	1,732	118	8,481
Drilling	83,829	-	-	68,187	176,947	-	-	328,963
Engineering	-	-	-	309	5,867	-	-	6,176
Equipment	20,478	-	-	-	54,732	-	-	75,210
Finder’s fee	-	-	-	12,257	22,131	11,637	18,973	64,998
Foreign exchange	-	-	-	4,336	6,598	(7,203)	2,739	6,470
Future income taxes (note 9)	-	-	-	48,733	63,251	-	7,516	119,500
Geology salaries and consulting	7,256	-	-	13,894	27,055	6,037	40,491	94,733
Geophysics airborne and ground	-	-	-	-	-	-	361	361
Labour and expediting	800	-	-	4,132	83,466	-	-	88,398
Legal	-	-	-	8,230	8,318	241	-	16,789
Living costs	7,503	656	-	662	4,189	1,119	-	14,129
Maps prints and film	-	-	-	7	611	66	-	684
Office expenses	5,280	63	-	5,101	8,447	758	-	19,649
Storage	5,400	-	-	3,454	6,481	163	-	15,498
Supplies	-	-	-	470	745	117	103	1,435
Travel and transportation	5,703	-	-	3,334	9,281	3,842	-	22,160

Exploration costs for the period	140,433	719	-	257,782	605,745	31,162	90,191	1,126,032

Mineral properties written-off for the period	(346,297)	(520,149)	(12,176)	-	-	(254,658)	-	(1,133,280)

Balance, July 31, 2005	-	-	-	699,999	908,536	-	107,948	1,716,483

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.   MINERAL PROPERTY COSTS

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Voltaire Johnspine (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	El Rincon & others $	Total $
Balance – July 31, 2003	192,866	491,007	183,204	561,947	12,176	33,500	-	-	-	1,474,700
Acquisition costs	-	-	-	-	-	2,869	2,439	20,072	-	25,380
Assaying	-	524	-	-	-	99,687	48,553	36,551	-	185,315
Claim taxes	-	-	-	-	-	-	5,916	598	-	6,514
Consulting	450	4,000	-	-	-	112,439	40,495	2,472	3,883	163,739
Drafting	-	236	-	-	-	5,550	5,321	2,050	708	13,865
Drilling	-	-	-	-	-	88,920	95,515	-	-	184,435
Equipment	-	-	-	-	-	-	28,050	2,926	-	30,976
Finder’s fee	-	-	-	-	-	13,251	30,271	37,634	6,701	87,857
Geology	-	6,468	-	-	-	35,802	13,193	36,279	5,473	97,215
Geophysics	12,548	-	-	-	-	-	-	31,721	992	45,261
Insurance	-	-	-	-	-	-	-	121	-	121
Labour	-	-	-	-	-	3,446	3,867	494	-	7,807
Living costs	-	6,216	-	-	-	912	911	4,686	-	12,725
Maps and prints	-	-	-	-	-	21,998	16,785	35,942	-	74,725
Office expenses	-	120	-	-	-	3,494	1,431	4,283	-	9,328
Storage	-	8,700	-	-	-	-	-	-	-	8,700
Supplies	-	120	-	-	-	3,121	559	2,124	-	5,924
Travel	-	2,039	-	-	-	17,228	9,485	5,543	-	34,295
Exploration costs for the year	12,998	28,423	-	-	-	405,848	300,352	203,424	17,757	968,802
Costs written-off during the year	-	-	(183,204)	(561,947)	-	-	-	-	-	(745,151)
Balance – July 31, 2004	205,864	519,430	-	-	12,176	442,217	302,791	223,496	17,757	1,723,731

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the company acquired through staking a 100% interest in the 13,099-hectare Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US $5,000 on acquisition; the greater of US $5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US $500,000. The property is also subject to a right of first offer (note 12 (b)).

Yerbabuena, Mexico

In fiscal 2004, the company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. The property consists of three concessions totalling 7,610 hectares and is subject to a 2% net smelter royalty.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS (continued)

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the company may make staged payments totalling US $62,500 (US $37,500 paid) over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The company may purchase the property for a total consideration of US $2,000,000 less all lease payments paid under the agreement. The property is also subject to a right of first offer (note 12 (b)).

El Rincon, Mexico

In fiscal 2004, the company acquired, by staking, the approximate 13,300-hectare El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

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

On and prior to the company expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times the company’s accrued acquisition and exploration expenditures (note 12(b)).

Grand Bay, Canada

The company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the company met its obligations and earned a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. The property was subject to a 1% net smelter return (“NSR”) which the company can purchase for $500,000. During the third quarter of the current year, the property was written-off.

Geikie, Canada

The company had an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the company for $500,000. During the fourth quarter of the current year, the property was abandoned and written-off.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS (continued)

Stucco, Canada

The company had a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares. The vendors retain a 2% NSR of which 1% could be purchased for $1,000,000 and the remaining 1% could be purchased on a right of first refusal basis.

In September 2001, the company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. PGM may earn an additional 9% interest in the property by completing a feasibility study. In fiscal 2004 PGM terminated the option agreement. During the second quarter of the current year, the property was written-off.

Santa Lucia, Mexico

In October 2003, the company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, the company was required to pay LCI a finder’s fee in respect of its acquisition of the Santa Lucia prospect of US $15,000 on signing the agreement (paid); US $5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, the greater of US $10,000 per year and a 0.25% net smelter royalty; provided that the maximum amount payable to LCI in respect of the finder’s fee for the Santa Lucia prospect is US $500,000. During the third quarter of the current year, the property was written-off.

4.	PROPERTY, PLANT AND EQUIPMENT

			2005	2004
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Automotive equipment	29,266	8,780	20,486	29,266
Office equipment	1,204	383	821	1,204
Mining equipment	711	–	711	711
	31,181	9,163	22,018	31,181

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

5.	SHARE CAPITAL

Authorized: Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2003	16,997,303	8,722,470
For cash:
Private placement (a)	5,400,000	1,350,000
Exercise of options (note 6)	75,000	26,250
Exercise of agent’s options (note 6(b))	750,000	75,000
Exercise of warrants (note 7)	5,770,000	1,158,000
Value assigned to options exercised	-	49,150
Share issue costs settled with shares (a)	150,000	37,500
Correction relating to fractional units	3	-
Share issue costs	-	(151,150)
Balance, July 31, 2004	29,142,306	11,267,220
For cash:
Private placement (b)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options exercised	-	3,800
Future income tax recovery (note 9(d))	-	(35,600)
Share issue costs	-	(675)
Balance, July 31, 2005	29,442,306	11,340,245

As at July 31, 2005 and 2004, the company had no shares subject to escrow agreements.

(a)

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

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

5.	SHARE CAPITAL (continued)

Expected dividend yield (%)	nil
Risk-free interest rate (%)	2.6
Expected life (years)	1.0
Expected volatility (%)	137

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the  subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

(b)	In October 2004, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received.

6.	STOCK OPTIONS

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

Stock options issued are as follows:

		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Options outstanding
at August 1 (i)	1,270,000	0.33	940,000	0.50
Granted (ii)	610,000	0.36	405,000	0.29
Exercised	(50,000)	0.11	(75,000)	0.35
Options outstanding at July 31	1,830,000	0.35	1,270,000	0.33
Options exercisable at July 31	1,830,000	0.35	1,190,000	0.34

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

6.	STOCK OPTIONS (continued)

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

(ii)

The company granted a total of 610,000 (2004 – 405,000) stock options to directors, officers, employees and non-employees in fiscal 2005. The fair value of these options was $111,000 (2004 – $87,800), with the company expensing this assigned value.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2005	2004
Expected dividend yield (%)	Nil	Nil
Risk-free interest rate (%)	2.8	3.2
Expected life (years)	1.6	2.3
Expected volatility (%)	109	146

The following table summarizes information about stock options outstanding and exercisable at July 31, 2005:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)
0.35	1,170,000	1,170,000	April 4, 2006	0.7
0.11	50,000	50,000	Sept. 4, 2006	1.1
0.30	75,000	75,000	Sept. 16, 2006	1.1
0.37	535,000	535,000	Jan. 12, 2008	2.5
	1,830,000	1,830,000		1.3

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

6.	STOCK OPTIONS (continued)

(b)

Options to buy 750,000 units of the short form offering of June 2003 were issued to the agents of the offering. The agents had to June 3, 2005 to exercise options on the units. The agents had the option to acquire up to 750,000 shares over the two year period and up to 750,000 warrants can be issued until June 3, 2004 (notes 5 and 7). By July 31, 2004, the agents options were exercised for proceeds of $75,000, resulting in the issuance of 750,000 shares and 750,000 warrants.

7.	WARRANTS

In the year ended July 31, 2004, 5,890,000 common share purchase warrants were issued relating to a private placement that took place in 2003. Also during the year ended July 31, 2004, 750,000 common share purchase warrants were issued relating to the options granted to agents relating to the June 2003 short form offering. There were no warrants issued during the current fiscal year.

Warrants issued are as follows:

		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Warrants outstanding
at August 1	5,870,000	0.40	5,000,000	0.20
Issued (note 5(a) and 6(b))	-	-	6,640,000	0.38
Exercised	-	-	(5,770,000)	0.20
Warrants outstanding at July 31	5,870,000	0.40	5,870,000	0.40

The following table summarizes information about warrants outstanding and exercisable at July 31, 2005:

Exercise Price $	Warrants Outstanding	Expiry Date	Weighted Average remaining life (years)
0.40	5,870,000	Dec. 29, 2005	0.4

8.	RELATED PARTY TRANSACTIONS

The company paid or accrued $246,800 (2004 - $165,390) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company (note 12a). Included in amounts payable at July 31, 2005 is $87,530 (2004 - $3,325) payable to Silver Standard.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

9.	INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004	2003
	$	$	$

Statutory tax rate	35.6%	36.5%	38.5%

Loss for the year	(1,493,747)	(1,270,193)	(294,424)
Provision for income taxes based on statutory rates	(531,800)	(463,600)	(113,400)
Non deductible expenses and adjustment for income tax	431,400	370,600	51,100
Unrecognized benefit of net operating losses carried forward	100,400	93,000	62,300
	-	-	-

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of July 31 are as follows:

	2005	2004
	$	$
Future tax asset	-	-
Future tax liability	(119,500)	-
Net future liability	(119,500)	-

The main components that give rise to future tax assets and future tax liabilities are as follows:

	2005	2004
	$	$
Future tax assets:
Book amortization in excess of tax CCA and resource claim	1,737,000	1,422,500
Finance charge	21,000	47,500
Non-capital losses	373,000	272,400
	2,131,000	1,742,400
Future tax liability:
Mineral properties	(119,500)	-

Valuation allowance	(2,131,000)	(1,742,400)
Net future tax liability	(119,500)	-

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

9.	INCOME TAXES (continued)

(c)

As of July 31, 2005, the company has approximately $1,047,500 in operating losses, $5,185,000 in accumulated Canadian and foreign exploration and development expenditures and $59,038 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$
2006	23,700
2007	26,800
2008	168,300
2009	145,200
2010	123,600
2014	255,200
2015	304,700
1,047,500

(d)

During the current year, flow-through shares totalling $100,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. Because the company no longer has the ability to use the expenditures for tax purposes, the company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery and, as a consequence, a $35,600 recovery was recorded in fiscal 2005.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005 $	2004 $	2003 $

Non-cash investing activities
Shares issued for mineral property acquisitions	-	-	3,750
Mineral property costs written-off	(1,133,280)	(745,151)	(191,564)
Future income taxes included in mineral property costs	119,500	-	-
Amortization included in mineral property costs	9,163	-	-

	(1,004,617)	(745,151)	(187,814)

Non-cash financing activities
Future income tax liability	119,500	-	-
Future income tax recovery	(35,600)	-	-
Shares issued for mineral property acquisitions	-	-	3,750
Shares issued for debt settlement	-	-	50,000
Value assigned to options granted	111,000	273,900	-
Share issue costs	-	(102,500)	(34,300)
Value assigned to units and warrants	-	65,000	34,300
Share capital issued for finder's fees	-	37,500	-

	194,900	273,900	53,750

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	July 31, 2005
	Canada $	Mexico $	Total $
Loss for the year	(1,363,582)	(130,165)	(1,493,747)
Total assets	405,578	1,920,433	2,326,011

	July 31, 2004
	Canada $	Mexico $	Total $
Income (loss) for the year	(1,272,852)	2,659	(1,270,193)
Total assets	2,316,478	1,141,515	3,457,993

12.	COMMITMENTS

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

(b)

The company has granted to Silver Standard Resources Inc. a right of first offer on the company’s Rodeo and Yerbabuena properties, which properties were referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest.

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

(c)

In June 2003, the company entered into an agreement with a non-related company to provide financial public relations services. The company pays a monthly amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The agreement is now month-to-month, subject to a 30-day termination notice.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

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

(a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs would be written-off for United States GAAP purposes.

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

(d)

Under United States GAAP, investments available for sale are recorded at market value. The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income. Once the investment is sold, the comprehensive income relating to that investment is cleared out to income. Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market. There is no comprehensive income category in Canada. As the company did not own any investments, there was no impact for the year ended July 31, 2005.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(e)

Under United States GAAP SFAS 109, where flow-through shares are sold at a premium, the premium is recorded as a liability. Where flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent the premium or discount is recognized as income or expense respectively.

The October 7, 2004 flow-through shares were priced at $0.40 per share as per the offering document, which was prepared in advance of the share issuance. On November 19, 2004, the date the flow-through shares were issued, the share price had increased to $0.425.

Discount on flow-through share issuance is as follows:

250,0000 flow-through shares at $0.425	$106,250
250,0000 flow-through shares at $0.40	(100,000)
Discount on flow-through shares	$6,250

(f)	The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

	Cumulative From Inception (Feb. 15, 1967)	Years Ended July 31
	to July 31, 2005 $	2005 $	2004 $	2003 $
Loss for the period as reported	(9,707,180)	(1,493,747)	(1,270,193)	(294,424)
Discount on flow-through shares	(6,250)	(6,250)	-	-
Recovery (write-off) of mineral property costs	(1,716,483)	7,248	(249,031)	3,554
Primary loss for the period in accordance with United States GAAP	(11,429,913)	(1,492,749)	(1,519,224)	(290,870)
Primary loss per share for the period in accordance with United States GAAP		(0.05)	(0.07)	(0.02)

(g)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended July 31
	2005 $	2004 $	2003 $
Deficit - As reported	(9,707,180)	(8,213,433)	(6,943,240)
Discount on flow-through shares	(6,250)	-	-
Write-off of mineral property costs	(1,716,483)	(1,723,731)	(1,474,700)
Deficit in accordance with United States GAAP	(11,429,913)	(9,937,164)	(8,417,940)

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(h)	The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, is as follows:
	Common Shares ________________________________________		Value Assigned to Options and	Accumulated	Comprehensive
	Number	Amount $	Warrants $	Deficit $	Income $	Total $

Shareholders’ equity balance as reported at July 31, 2003	16,997,303	8,722,470	34,300	(6,943,240)	-	1,813,530
Write-off of mineral property costs	-	-	-	(1,474,700)	-	(1,474,700)

Shareholders’ equity in accordance with United States GAAP at July 31, 2003	16,997,303	8,722,470	34,300	(8,417,940)	-	338,830

Shareholders’ equity balance as reported at July 31, 2004	29,142,306	11,267,220	324,050	(8,213,433)	-	3,377,837
Write-off of mineral property costs	-	-	-	(1,723,731)	-	(1,723,731)

Shareholders’ equity in accordance with United States GAAP at July 31, 2004	29,142,306	11,267,220	324,050	(9,937,164)	-	1,654,106

Shareholders’ equity balance as reported at July 31, 2005	29,442,306	11,340,245	431,250	(9,707,180)		2,064,315
Discount on flow-through shares	-	6,250	-	(6,250)	-	-
Write-off of mineral property costs	-	-	-	(1,716,483)	-	(1,716,483)

Shareholders' equity in accordance with United States GAAP at July 31, 2005	29,442,306	11,346,495	431,250	(11,429,913)	-	347,832

(i)	New Accounting Pronouncements

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

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

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

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The company adopted SFAS 150, as required, with no material impact on its financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the company’s results of operations or financial position.

END OF FINANCIAL STATEMENTS

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canplats Resources Corporation

(Company)

By: /s/ R.E. Gordon Davis

R.E. Gordon Davis, President & Director

Date: December 29, 2005

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

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

Date: December 29, 2005

/s/ R.E. Gordon Davis

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

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

Date: December 29, 2005

/s/ Ross A. Mitchell Ross A. Mitchell Vice President, Finance

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: December 29, 2005

“R.E. Gordon Davis”

R.E. Gordon Davis

President

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: December 29, 2005

“Ross A. Mitchell”

Ross A. Mitchell

Vice President, Finance

- 53 -