Form 20-F
CANPLATS RESOURCES CORP
filed 2007-01-29
CIK 1156297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2006 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period fromto _______________________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report
Commission file number               0-31190
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
40,327,806
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
☑     Yes        No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer 	Accelerated filer 	Non-accelerated filer ☑
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
     Yes        No

- ii -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our operations and planned future acquisitions within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in its market. You are cautioned not to place undue reliance on forward looking statements. These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. We undertake no obligation to update forward-looking statements should circumstances or estimates or opinions change. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation,

- iii/iv -

•	uncertainty of production at our mineral exploration properties;

•	risks related to our ability to finance the continued exploration of our mineral properties;

•	risks related to no Proven Mineral Reserves or Probable Mineral Reserves;

•	our history of losses and expectation of future losses;

•	risks related to factors beyond our control;

•	risks and uncertainties associated with new mining operations;

•	risks related to our ability to obtain adequate financing for our planned development activities;

•	lack of infrastructure at our mineral exploration properties;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to mining operations;

•	risks related to governmental regulations, including environmental regulations;

•	commodity price fluctuations;

•	our ability to attract and retain qualified personnel;

•	uncertainties related to title to our mineral properties;

•	risks related to reclamation activities on our properties;

•	risks related to political instability and unexpected regulator change;

•	currency fluctuations;

•	increased competition in the mining industry for properties and qualified personnel;

•	risks related to some of our directors and officers involvement with other natural resource companies;

•	enforcement of U.S. judgments and laws in Canada;

•	our ability to attract and retain qualified management;

•	our classification as a passive foreign investment company under the Internal Revenue Code.

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Jul 31, 2006	Year ended Jul 31, 2005	Year ended Jul 31, 2004	Year ended Jul 31, 2003	Year ended Jul 31, 2002
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	(335,568)	(1,493,747)	(1,270,193)	(294,424)	(211,299)
3. Loss per common share*	(0.01)	(0.05)	(0.06)	(0.02)	(0.02)
4. Total assets	4,070,670	2,326,011	3,457,993	1,924,475	1,638,718
5. Long term obligations and redeemable pre-ferred stock**	Nil	Nil	Nil	Nil	Nil
6. Capital stock	12,725,289	11,340,245	11,267,220	8,722,470	8,125,636
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	40,327,806	29,442,306	29,142,306	16,997,303	10,217,303
* All of our operations are continuing. ** No preferred stock has been issued

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

	Year ended Jul 31, 2006	Year ended Jul 31, 2005*	Year ended Jul 31, 2004	Year ended Jul 31, 2003	Year ended Jul 31, 2002
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	(932,806)	(1,408,849)	(1,519,224)	(290,870)	(703,084)
3. Loss per common share*	(0.03)	(0.05)	(0.07)	(0.02)	(0.08)
4. Total assets	1,676,249	609,528	1,734,262	449,775	160,464
5. Long term obligations and redeemable pre-ferred stock**	Nil	Nil	Nil	Nil	Nil
6. Capital stock	12,725,289	11,340,245	11,267,220	8,722,470	8,125,636
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	40,327,806	29,442,306	29,142,306	16,997,303	10,217,303
* Certain comparative figures have been restated - see note 14 to the financial statements. ** All of our operations are continuing. *** No preferred stock has been issued.

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at July 31, 2006, July 31, 2005, July 31, 2004, July 31, 2003 and July 31 2002, the average rates for the period and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended July 31, 2006	1.16	1.22	1.10	1.13
Fiscal Year Ended July 31, 2005	1.24	1.33	1.18	1.23
Fiscal Year Ended July 31, 2004	1.33	1.40	1.27	1.33
Fiscal Year Ended July 31, 2003	1.50	1.59	1.33	1.41
Fiscal Year Ended July 31, 2002	1.57	1.61	1.51	1.58

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	July	August	September	October	November	December
High	1.14	1.13	1.13	1.14	1.15	1.17
Low	1.11	1.11	1.11	1.12	1.13	1.14

On January 22, 2007, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals Cdn $1.1759.

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

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We cannot provide any assurance that our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources (working capital of approximately $1,590,448 million at July 31, 2006), do not generate operating revenue, and must finance our exploration activity by other means, including financing through joint ventures, debt financing or equity financing. We cannot provide any assurance that additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

We do not have Proven Mineral Reserves or Probable Mineral Reserves.

We have not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators) at any of our mineral properties. We cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at our properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict our ability to successfully implement our strategies for long-term growth.

We have a history of losses and expect to incur losses for the foreseeable future.

We have incurred losses during each of the following periods and expect to incur losses for the foreseeable future:

•	$335,568 for the year ended July 31, 2006;

•	$1,493,747 for the year ended July 31, 2005;

•	$1,270,193 for the year ended July 31, 2004;

•	$294,424 for the year ended July 31, 2003; and

•	$211,299 for the year ended July 31, 2002.

As of July 31, 2006, we had an accumulated deficit of $10,042,748. We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining including those set out in this Item 3.D - “Risk Factors” under the heading “We have no revenue from operations and no ongoing mining operations of any kind.”

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for precious metals;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining:

•	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:

o	establish ore reserves through drilling;

o	develop metallurgical processes to extract the metals from the ore; and

o	construct the mining and processing facilities at any site chosen for mining.

The sources of external financing that we may use for these purposes include public or private offerings of debt, convertible notes and equity. In addition, we may enter into one or more strategic alliances and may utilize one or a combination of all these alternatives. We cannot provide any assurance that the financing alternative chosen by us will be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, the property.

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

•
In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide any assurance that:

o	these estimates will be accurate;

o	resource or other mineralization figures will be accurate; or

o	this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

•	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:

o	unusual or unexpected geological formations;

o	metallurgical and other processing problems;

o	metal losses;

o	environmental hazards;

o	power outages;

o	labour disruptions;

o	industrial accidents;

o	periodic interruptions due to inclement or hazardous weather conditions;

o	flooding, explosions, fire, rockbursts, cave-ins, landslides, and;

o	inability to obtain suitable or adequate machinery, equipment or labour.

•	We may become subject to liabilities in connection with:

o	pollution;

o	cave-ins; or

o	hazards against which we cannot insure against or which we may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

•	Mining operations and exploration activities are subject to national and local laws and regulations governing:

o	prospecting, development, mining and production;

o	exports and taxes;

o	labour standards, occupational health and mine safety;

o	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

•
Our profitability and long-term viability will depend, in large part, on the market price of gold and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

o	global or regional consumption patterns;

o	supply of, and demand for, gold and other metals;

o	speculative activities;

o	expectations for inflation; and

o	political and economic conditions.

We cannot predict the effect of these factors on metals prices.

•
In order to bring our mineral properties into production we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management personnel and increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant governmental regulations.

Our exploration activities are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration of mineral properties;

•	exports;

•	price controls;

•	taxation;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration of our properties.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

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

We maintain our bank accounts mainly in Canadian dollars. Any appreciation in the currency of Mexico or other countries where we carryout exploration activities against the Canadian dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Silver Standard Resources Inc. and Radiant Resources Inc. and as a director of Vista Gold Corporation, Cogent Integrated Healthcare Solutions Corp. and Minco Silver Corporation. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

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

We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives including our President and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income. We may have been a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. See Item 10.E - “Taxation”. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

Item 4	Information on the Company

A.	History and Development of the Company

General Background

We were incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967 under the name Colby Mines Ltd. (N.P.L.). On January 11, 1977, we changed our name to Colby Mines Ltd. and then to Colby Resources Corp. on February 11, 1980. On October 14, 1999, we changed our name to International Colby Resources Corporation and consolidated our shares on a five for one basis. On March 15, 2000, we changed our name to “Canplats Resources Corporation”. On December 15, 2005, our shareholders adopted new articles as required by the then new British Columbia Business Corporations Act and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Our head office and registered and records office is located at: Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is R.E. Gordon Davis, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. We do not have a registered agent in the United States.

In October 2005, we returned the Santa Lucia gold prospect to the vendors of the prospect. The Santa Lucia gold prospect is located in the state of Baja California Norte, Mexico just south of the U.S. - Mexico border approximately 70 miles east of Tijuana. See Item 4.B - “Business Overview”.

In December 2005, we announced the acquisition of the Mecatona Gold Prospect, located in the state of Chihuahua, Mexico. The Mecatona Gold Prospect is subject to the Silver Standard back-in right. See Item 4.B - “Business Overview”.

In May 2006, we announced the acquisition by staking of the Maijoma Prospect, located in the state of Chihuahua, Mexico. See Item 4.B - “Business Overview”.

The information contained in this Annual Report is current as at July 31, 2006, other than where a different date is specified.

B.	Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities & Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

Our primary business focus is the exploration for gold in Mexico. We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3.D - “Risk Factors”.

We do not currently have a principal mineral property. We have five properties that are located in Mexico, on which we intend to focus our exploration efforts in 2007. These properties are the Rodeo Gold Prospect, Yerbabuena Gold Prospect, El Rincon Gold Prospect, Mecatona Gold Prospect and Maijoma Prospect. We have also recently staked other properties in Mexico in the vicinity of the Maijoma Prospect. In addition, we have a number of property holdings prospective for platinum group metals in the Nipigon Region in Ontario, Canada that we have placed on care and maintenance and are not considered principal or secondary properties.

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

Mecatona Gold Prospect

In December 2005, we acquired the Mecatona Gold Prospect consisting of:

•	an option to acquire 12 claims comprising 65.7301 hectares with the following payments:

o	US $5,000 on signing the agreement (paid);

o	US $10,000 on the first anniversary of signing the agreement;

o	US $20,000 on the second anniversary of signing the agreement;

o	US $215,000 on the third anniversary of signing the agreement; and

o	a 1% NSR capped at US $250,000;

•	an option to acquire one claim comprising 29.5896 hectares with the following payments:

o	US $10,000 on signing the agreement (paid);

o	US $20,000 on the first anniversary of signing the agreement;

o	US $30,000 on the second anniversary of signing the agreement;

o	US $50,000 on the third anniversary of signing the agreement;

o	US $90,000 on the fourth anniversary of signing the agreement; and

o	US $800,000 on the fifth anniversary of signing the agreement; and

•	the acquisition of two claim blocks covering approximately 4,000 hectares for staking costs.

We are required to pay LCI a finder’s fee in respect of our acquisition of the Mecatona prospect of:

•	US $5,000 on signing the agreement (paid);

•	every six months the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

•	on commencement of commercial production on the property, a 0.25% NSR;

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

Maijoma Prospect

In May 2006, we acquired by staking a 100% interest in the Maijoma Prospect located in Durango State, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated January 1, 2006, we are required to pay LCI a finder’s fee in respect of our acquisition of the Maijoma Prospect of:

•	US $5,000 on signing the agreement (paid);

•	every six months commencing October 28 2006, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

•	on commencement of commercial production on the property, a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the Maijoma Prospect is US $2,000,000.

We currently hold a 100% interest in the Maijoma Prospect, subject to making the above described payments to LCI.

Other Properties

We have also recently staked other properties in Mexico in the vicinity of the Maijoma Prospect. In addition, we have several other property holdings in Ontario, Canada, including the Geikie Property (described in our Annual Report on Form 20-F for the year ended July 31, 2002, file no. 0-31190 filed on December 31, 2002) which are not considered our primary or secondary properties. These property interests are being held for possible future exploration, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

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

Santa Lucia Gold Prospect

The Santa Lucia project is located in the state of Baja California Norte just south of the U.S. - Mexico border approximately 70 miles east of Tijuana. The property is comprised of one mineral claim covering an area of 4,550-hectare (17.6 square miles). The property is accessed by paved highway.

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

The El Rincon prospect is located along a northeast-trending structural corridor which hosts two nearby gold deposits. The property covers geophysical anomalies, for which mapping, sampling and detailed geophysics are recommended prior to drilling.

Mecatona Gold Prospect

The Mecatona Gold Prospect is located approximately 12 miles south of Parral, Mexico and is comprised of four claim blocks covering approximately 15.4 square miles (4,000 hectares). The property is accessed by gravel road.

The properties cover the principal veins of the Mecatona gold-silver district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness. In late 2005, a mapping and sampling program was completed to identify drill sites. In March 2006, a drill program comprised of 10 holes totalling 1,010 meters was completed that tested the Maria and Plateada veins on the Mecatona Gold Prospect. The best results from the drill program came from the Maria Vein where drilling intersected up to 2.4 grams of gold-equivalent per tonne over 42 meters (0.07 ounces of gold-equivalent per ton over 137.8 feet) from surface in hole MC-08. Drilling tested approximately 600 meters of strike length of the vein, which has been mapped over 2,000 meters. Additional surface work is planned to determine whether a follow up drill program is warranted.

Maijoma Prospect

The Maijoma Prospect is located approximately 70 kilometers southeast of Ojinaga, Mexico and is comprised of one claim block covering approximately 48 square miles (12,500 hectares). The property is accessed by gravel road from paved Highway 67.

The prospect covers a large (+25 kilometers²) area of hydrothermal alteration within the lower volcanic sequence. This alteration is associated with iron-stained and locally silicified volcanic breccias, rhyolite-to-latite dikes and domes, and highly calcified intrusive rocks. Several small windows through the volcanic sequence have exposed intensely altered limestone and skarn with associated jasperoids, hematite, jarosite, sulphide casts and local gossans up to two meters thick. Exploration targets for the property include massive sulphide veins and replacement zones (mantos and chimneys) localized along structures peripheral to a variably skarned intrusive; and precious and base metals disseminated in the host sedimentary and volcanic rocks around the intrusive. Geologic mapping and systematic sampling of the property is currently underway, with an initial trenching program and geophysical survey planned to follow.

Office Space

Under a Management Services Agreement with Silver Standard, we retained Silver Standard to provide us with general corporate management, administrative and technical services. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings. See Item 6D. - “Employees”.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP. Reference should be made to note 14 to our financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

Year ended July 31, 2006 compared to year ended July 31, 2005.

During the fiscal year ended July 31, 2006, we incurred a loss of $335,568 ($0.01 per share) compared to a loss of $1,493,747 ($0.05 per share) for fiscal year ended July 31, 2005.

Total expenses for the year decreased to $348,304 from the $402,431 recorded in the prior year. Without stock-based compensation expense, total expenses in the prior year were $291,431, resulting in an increase of $56,873 in 2006 compared to 2005. Exploration expense increased to $134,878 from $14,780 in the prior year with the majority of the increase relating to Mexican generative programs that commenced in January, 2006. As a result of this exploration, the Maijoma and Agua de la Loca properties in the state of Chihuahua were staked. The arrangement with G2 Consultants Corporation to provide financial relations services continued throughout fiscal 2006, but with a reduced rate due to the reduced activity. Investor relations costs for fiscal 2006 were $87,930 compared to $156,928 recorded in the prior year and of the amount expended in fiscal 2006, $40,000 (2005 - $82,000) was paid to G2 Consultants. Also under investor relations, costs for attendance at trade shows and related travel were $23,968 less than the prior year. Listing and filing fees of $13,672 (2005 - $7,752) were up in the current year due to more financing activity. No stock options were granted in fiscal 2006. Stock-based compensation expense of $111,000 was recognized in the prior year as options granted in earlier years vested.

Interest income decreased to $18,319 in fiscal 2006, compared to $21,239 in fiscal 2005. This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

There was a recovery of $6,104 relating to the Santa Lucia property in Mexico that was written off in the prior year. This relates to an over-accrual of property expenses. During the prior year, a total of $1,133,280 in mineral properties in Ontario and Mexico were abandoned and written-off.

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

In fiscal 2005, a $111,000 stock-based compensation expense (2004 - $273,900) was recorded reflecting the expensing of the non-cash fair value of options granted to employees, directors and officers.

Interest income decreased to $21,239 in fiscal 2005, compared to $26,386 in fiscal 2004. This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

 Mineral properties in Ontario and Mexico with a carry value of $1,133,280 were abandoned and written off in fiscal 2005 compared to $745,151 written off in the prior year. Properties written off were Stucco ($12,176), Grand Bay ($346,297) and Geikie properties ($520,149) in Ontario, and Santa Lucia property ($254,658) in Mexico.

During fiscal 2005, flow-through shares totalling $100,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. Because we no longer have the ability to use the expenditures for tax purposes, we are required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because we have unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery and, as a consequence, a $35,600 recovery was recorded in fiscal 2005.

Selected Quarterly Financial Data (unaudited)

	2006 $				2005 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(44,306)	(111,284)	(110,381)	(69,597)	(106,671)	(152,756)	(657,337)(1)	(576,983)(2)
Loss per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.02)	(0.02)

1)
During the third quarter of 2005, we wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(2)	During the fourth quarter of 2005, we wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.

B.	Liquidity and Capital Resources

At July 31, 2006, we had $1,590,245 (2005 - $486,251) in cash and cash equivalents and working capital of $1,590,448 (2005 - $445,314). Subsequent to year-end, we received $674,312 on the exercise of stock options and warrants. Management has estimated that we will have adequate funds from existing working capital to meet our corporate, administrative and property obligations for the coming year. If we are to advance or develop our mineral properties further, it will be necessary to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

We have no contractual obligations other than mineral property holding and finder’s fee costs.

Operating Activities

Operating activities required a funding of $376,708 in 2006 and $201,617 and $380,624 for the years ending July 31, 2005 and July 31, 2004, respectively. The increase in 2006 is due to higher levels of generative exploration, partially offset by lower investor relations costs.

Financing Activities

A total of $2,061,750 was raised in fiscal 2006 through the issuance of common shares. A summary of the components of the funds raised in 2006 and the two prior years is as follows:

	2006 $	2005 $	2004 $
Private placement	2,030,000	100,000	1,350,000
Exercise of stock options	5,500	5,500	26,250
Exercise of agents’ options	-	-	75,000
Exercise of warrants	26,250	-	1,158,000
	2,061,750	105,500	2,609,250

Private Placement - January 2006

In January 2006, we completed a private placement consisting of 5,150,000 units at a price of $0.20 per unit for total proceeds of $1,030,000. In July 2006, we completed a second private placement consisting of 5,000,000 units at a price of $0.20 per unit for total proceeds of $1,000,000. Cash costs associated with these two private placements were $5,828. $5,500 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share. An additional $26,250 was raised from the exercise of 105,000 warrants that had an exercise price of $0.25 per share.

Investing Activities

A total of $594,942 in cash was spent on our various mineral properties in 2006. All of the funds were spent on properties in Mexico. The most active exploration program, which included $115,334 of drilling, was on the Mecatona property where $356,455 was spent. Cash exploration costs at our other properties were $109,441 (2005 - $537,912) at Yerbabuena; $55,763 (2005 - nil) at the newly-acquired Maijoma and Agua de la Loca properties; $53,109 (2005 - $204,468) at Rodeo and $20,174 (2005 - $82,675) at the El Rincon property.

Acquisitions and Disposals

See Item 4.A - “General Background”.

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

The following table lists as of November 31, 2006 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 5
Our Directors and Senior Management

Name	Position with Canplats	Date of First Appointment	Age
R.E. Gordon Davis (1) (2) (3)	President and director	March 2000	68
Robert A. Quartermain (1) (2) (3)	Director	March 2000	51
James W. Tutton (1) (2) (3)	Director	October 1999	67
Kenneth C. McNaughton(3)	Vice President, Exploration	March 2000	48
Ross A. Mitchell(3)	Vice President, Finance	March 2000	58
Linda J. Sue(3)	Corporate Secretary	March 2000	51

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Resident of Canada

Resumes

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

R.E. Gordon Davis

Mr. Davis is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis is a director of Silver Standard, a mineral resource exploration company (whose shares are listed on the Toronto Stock Exchange and Nasdaq Global Market) with which we have two common directors and common officers, Canadian Empire Exploration Corp., Pacific Ridge Exploration Ltd. and Western Prospector Group Ltd.

Robert A. Quartermain

Mr. Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president and a director of Silver Standard Resources Inc. in 1985 to the current date. Mr. Quartermain also serves as a director and officer of Radiant Resources Inc. (“Radiant”), as well as a director of: Vista Gold Corporation, Cogent Integrated Healthcare Solutions Corp. and Minco Silver Corporation.

James W. Tutton

Mr. Tutton is a self-employed business consultant. From 1968 to 1992 he was employed as Chairman, President and Director of Webb & Knapp (Canada) Ltd. following amalgamation with Wolstencroft Agencies Ltd. Mr. Tutton is also serves as a director of Archon Minerals Limited, Horseshoe Gold Mining Inc., Finlay Minerals Ltd., Consolidated Firstfund Capital Corp., New Nadina Explorations Limited, Williams Creek Explorations Limited and Prism Resources Inc.

Kenneth C. McNaughton

Mr. McNaughton devotes approximately 7% of his time to our business, with the remainder of his time allocated to Silver Standard. Mr. McNaughton is a professional engineer and earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. Before joining Silver Standard in 1991 as Vice President, Exploration, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Ross A. Mitchell

Mr. Mitchell devotes approximately 4% of his time to our business, with the remainder of his time split between Silver Standard and Radiant. Prior to his appointment as Vice President, Finance of Silver Standard and Golden Knight Resources Inc. in 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. Mr. Mitchell was Vice President, Finance of Golden Knight Resources Inc. from January 1996 to May 1999. He earned a B. Comm. from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Linda J. Sue

Ms. Sue devotes approximately 19% of her time to our business, with the remainder of her time split between Silver Standard and Radiant. Ms. Sue has been the Corporate Secretary of Silver Standard since 1985. Her responsibilities include management of our land titles system.

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

We currently have two Named Executive Officers, R.E. Gordon Davis, the President and Ross A. Mitchell, the Chief Financial Officer of the Company.

Summary Compensation Table

Table No. 6
Summary Compensation Table
		Annual Compensation			Long Term Compensation
					Awards		Payouts

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#) (2)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($) (4)	All Other Compensation ($)
R.E. Gordon Davis President and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ross A. Mitchell (3) Vice President, Finance	2006 2005 2004	$6,155 $5,288 $4,583	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Fiscal years ended July 31.
(2)	Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end.
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

Options and SARs

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended July 31, 2006.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2006, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Table No. 8
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (2) Exercisable/ Unexercisable
R.E. Gordon Davis	Nil	Nil	50,000/ 0	0 / 0
Ross A. Mitchell	Nil	Nil	25,000/ 0	0 / 0

(1)	Valued using the closing price of our common shares on the TSX Venture Exchange (the "Exchange") on the date of exercise, less the exercise price per share.
(2)
Valued using the closing price of our common shares on the Exchange on July 31, 2006, being the last trading day of our shares for the financial year, of $0.37 per share, less the exercise price per share.

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

Compensation to Directors and Executive Officers

Compensation of Directors who are not Executive Officers

During fiscal 2006, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts.

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2006, by directors who are not Named Executive Officers, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Table No. 10
Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of
Directors Who are Not Named Executive Officers (as a group)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (2)	0	0	70,000/ 0	0 / 0

(1)	Valued using the closing price of our common shares on the Exchange on the date of exercise, less the exercise price per share.
(2)
Valued using the closing price of our common shares on the Exchange on July 31, 2006, being the last trading day of our shares for the financial year, of $0.37 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, our directors did not receive compensation for services provided to us in their capacities as directors and/or consultants and/or experts.

Compensation of Directors and Senior Officers

Total compensation for all directors and senior officers during the year ended July 31, 2006 totalled $52,988, based on hourly rates charged for personnel by Silver Standard, which included direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings (see Item 6.D. - “Employees”). The reported figure is for direct salary costs and benefits only.

Executive Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”). Our board of directors adopted the 2003 Stock Option Plan under which 10% of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options (including previously issued stock options). The 2003 Stock Option Plan was first approved by our shareholders at our 2003 Annual General Meeting held on December 17, 2003 and has been approved and ratified by our shareholders at each of our subsequent Annual General Meetings, including our 2006 Annual General Meeting held on December 19, 2006.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of July 31, 2006. The exercise price of the stock options is stated in Canadian dollars.

Table No. 11
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price*	Expiry Date
Executive Officers	75,000	$0.37	Jan 12, 2008
Directors who are not Executive Officers	70,000	$0.37	Jan 12, 2008
Employees and Consultants	390,000	$0.37	Jan 12, 2008
	75,000	$0.30	Sept 16, 2006
Total:	610,000

In addition, as at July 31, 2006, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 12
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date
	2,610,250 (1)	$0.25	January 26, 2008
	5,800,000	$0.25	July 20, 2008
Total:	8,410,250

(1) Subsequent to July 31, 2006, we gave notice to the warrant holders that were part of the January, 2006 private placement that our shares had traded for a period of 20 consecutive days at a price at or above $0.35 per share. In accordance with the terms of the warrants, the warrant holders were required to exercise their warrants within 30 days of receipt of this notice or the warrants would lapse. As a result, 2,607,250 warrants were exercised at a price of $0.25 for total proceeds of $651,812. A total of 3,000 warrants expired.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. We held an annual general meeting of our shareholders on December 19, 2006 and anticipate holding our next annual general meeting of our shareholders in December of 2007.

Our Board of Directors has two committees: the Audit Committee and the Compensation Committee. The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

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

Currently, we do not have service contracts with any of our officers or those of our subsidiaries providing for benefits upon termination of employment (see Item 6.B - “Compensation”).

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

The following table sets out, as of December 31, 2006 the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 13
Named Executive Officer Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class
R.E. Gordon Davis	Common	1,588,750*	3.7%
Ross A. Mitchell	Common	500,000*	1.2%

*includes options and warrants exercisable within 60 days.

As at December 31, 2006, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,867,000 common shares and no share purchase warrants.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of December 31, 2006. The exercise price of the stock options is stated in Canadian dollars.

Table No. 14
Named Executive Officer Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.E. Gordon Davis	50,000 350,000	$0.37 $0.44	Jan 12, 2008 Dec 19, 2011
Ross A. Mitchell	25,000 100,000	$0.37 $0.44	Jan 12, 2008 Dec 19, 2011

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares.

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

On July 31, 2006, the shareholders' list for our common stock showed 1,576 registered shareholders and 40,327,806 shares outstanding. 1,279 of these registered shareholders were U.S. residents, owning 5,926,612, shares representing 14.7% of our issued and outstanding shares.

B.	Related Party Transactions

Since August 1, 2005, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We entered into a Management Services Agreement with Silver Standard, a company with two common directors (R.E. Gordon Davis and Robert A. Quartermain), under which Silver Standard provides us with administrative and technical services (see Item 6.D - “Employees”).

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

Exhibited hereto are audited financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	PricewaterhouseCoopers LLP Auditors’ Report, dated November 21, 2006.

(b)	Consolidated Balance Sheets as at July 31, 2006 and July 31, 2005 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended July 31, 2006, July 31, 2005 and July 31, 2004 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended July 31, 2006, July 31, 2005 and July 31, 2004 (in Canadian Dollars).

(e)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended July 31, 2006, July 31, 2005 and July 31, 2004 (in Canadian Dollars).

(f)	Notes to Consolidated Financial Statements for the years ended July 31, 2006, July 31, 2005 and July 31, 2004 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.  Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, July 31, 2006, other than the following:

(a)
in September 2006, we gave notice to the warrant holders that were part of the January, 2006 private placement that our shares had traded for a period of 20 consecutive days at a price at or above $0.35 per share. In accordance with the terms of the warrants, the warrant holders were required to exercise their warrants within 30 days of receipt of this notice or the warrants would lapse. As a result, 2,607,250 warrants were exercised at a price of $0.25 for total proceeds of $651,812. A total of 3,000 warrants expired.

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

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2006; and (c) each month for the past six months.

Table No. 15
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
July 31, 2006	$0.37	$0.10
July 31, 2005	$0.49	$0.12
July 31, 2004	$0.84	$0.095
July 31, 2003	$0.14	$0.04
July 31, 2002	$0.27	$0.09

Table No. 16
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2005 on the TSX (Cdn$’s)

Period Ended	High	Low
October 31, 2006	$0.43	$0.31
July 31, 200	$0.37	$0.185
April 30, 2006	$0.35	$0.225
January 31, 2006	$0.335	$0.10
October 31, 2005	$0.155	$0.10
July 31, 2005	$0.30	$0.12
April 30, 2005	$0.49	$0.30
January 31, 2005	$0.49	$0.31
October 31, 2003	$0.24	$0.095

Table No. 17
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
December 31, 2006	$0.44	$0.365
November 30, 2006	$0.49	$0.33
October 31, 2006	$0.405	$0.33
September 30, 2006	$0.43	$0.31
August 31, 2006	$0.42	$0.335
July 31, 2006	$0.37	$0.30

B.	Plan of Distribution

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

1.	Services agreement dated February 1, 2004 between Silver Standard Resources Inc. and Canplats. See Item 6.D - “Employees” for a description of the services agreement

2.
Back-In Right agreement dated effective March 24, 2004 between Silver Standard Resources Inc. and Canplats. See Item 4.B - “Business Overview” under the heading “El Rincon Gold Prospect” for a description of the back-in right agreement.

3.
Finder’s fee agreement dated May 3, 2004 between La Cuesta International, Inc. and Canplats in respect of the El Rincon Gold Prospect. See Item 4.B - “Business Overview” under the heading “El Rincon Gold Prospect” for a description of the finder’s fee agreement.

4.
Option agreements dated December 2005 between Canplats and Mrs. E. Alvarado and Minas Vesper S.A. de C.V. in respect of the Mecatona Gold Prospect. See Item 4.B - “Business Overview” under the heading “Mecatona Gold Prospect” for a description of the option agreements.

5.
Finder’s fee agreement between La Cuesta International, Inc. and Canplats in respect of the Mecatona Gold Prospect. See Item 4.B - “Business Overview” under the heading “Mecatona Gold Prospect” for a description of the finder’s fee agreement.

6.
Consulting and finder’s fee agreement between La Cuesta International, Inc. and Canplats dated January 1, 2006 applicable to the Maijoma Prospect. See Item 4.B - “Business Overview” under the heading “Maijoma Prospect” for a description of the consulting and finder’s agreement.

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
The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Canplats and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2006 WTO Review Threshold is C$265,000,000.

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

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation - Certain Canadian Federal Tax Consequences” above).

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

As of July 31, 2006, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed in each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended July 31, 2006	Fiscal year ended July 31, 2005
Audit Fees(1)	$10,500	$9,125
All Other Fees	Nil	$1,605
Total	$10,500	$10,730

(1)	Includes audit, interim financial statements review and fees in connection with regulatory financial filings.

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

All services provided by our principal accountant in 2006 were pre-approved by our audit committee.

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

The consolidated financial statements and notes thereto as required under Item 17 are attached to this Annual Report, are individually listed under Item 14, and are found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers, LLP is included in this Annual Report immediately preceding the financial statements.

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

1.1
Notice of Articles and Articles of Incorporation incorporated by reference from Exhibit 1.1 to Annual Report under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-31190 filed on December 30, 2005.

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

- 48/49 -

A.     Financial Statements

Canplats Resources Corporation

Consolidated Financial Statements
July 31, 2006, 2005 and 2004 (in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14 and contain estimates based on management’s judgement and based on currently available information. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal control over financial reporting is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the auditing standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“R.E. Gordon Davis”	“Ross A. Mitchell”
R.E. Gordon Davis President	Ross A. Mitchell Vice President, Finance

 November 21, 2006

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors’ Report
To the Shareholders of Canplats Resources Corporation

We have audited the consolidated balance sheet of Canplats Resources Corporation (the “Company”) as at July 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the years ended July 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in each of their reports dated October 7, 2005 and October 4, 2004 respectively.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
November 21, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricwaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

As at July 31
(expressed in Canadian dollars)

	2006	2005
	$	$

ASSETS

Current
Cash and cash equivalents	1,590,245	486,251
Receivables	72,138	99,348
Prepaid expense	13,866	1,911
Total current assets	1,676,249	587,510
Mineral properties (note 3)	2,394,421	1,716,483
Property, plant and equipment (note 4)	-	22,018
Total assets	4,070,670	2,326,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	38,332	54,666
Due to related parties (note 8)	47,469	87,530
	85,801	142,196

Future income tax liability (note 9)	200,200	119,500
Total liabilities	286,001	261,696

Shareholders’ equity

Share capital issued (note 5)	12,725,289	11,340,245
Value assigned to stock options and warrants	785,678	431,250
Contributed surplus	316,450	-
Deficit	(10,042,748)	(9,707,180)
Total shareholders’ equity	3,784,669	2,064,315
Total liabilities and shareholders’ equity	4,070,670	2,326,011

Commitments (note 12)
Subsequent event (note 15)

Approved by the Board of Directors

“James W. Tutton”	“R.E. Gordon Davis”
_________________________	_______________________
James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31
(expressed in Canadian dollars, except number of shares)

	2006	2005	2004
	$	$	$

Expenses
Bank charges	1,571	1,556	1,755
General exploration	134,878	14,780	5,347
Insurance	10,457	7,481	8,765
Investor relations	87,930	156,928	157,938
Legal, accounting and audit	10,500	11,230	15,476
Listing and filing fees	13,672	7,752	19,107
Management administration fee	-	-	9,000
Office	6,691	11,186	2,983
Rent	-	-	6,000
Salaries	58,363	49,225	27,880
Shareholder relations	12,318	19,318	19,702
Stock-based compensation (note 6)	-	111,000	273,900
Transfer agents	11,924	11,975	9,575
	(348,304)	(402,431)	(557,428)

Other income (loss)
Interest income	18,319	21,239	26,386
Foreign exchange gain (loss)	(11,687)	(14,875)	6,000
Recovery (write-off) of mineral properties (note 3)	6,104	(1,133,280)	(745,151)
	12,736	(1,126,916)	(712,765)

Loss before income taxes	(335,568)	(1,529,347)	(1,270,193)
Future income tax recovery (note 9(d))	-	35,600	-

Loss for the year	(335,568)	(1,493,747)	(1,270,193)

Deficit, beginning of the year	(9,707,180)	(8,213,433)	(6,943,240)
Deficit, end of the year	(10,042,748)	(9,707,180)	(8,213,433)

Weighted average number of issued shares	32,390,739	29,348,744	22,856,098
Basic and diluted loss per common share	(0.01)	(0.05)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

       Years ended July 31
         (expressed in Canadian dollars)

	2006	2005	2004
	$	$	$
OPERATING ACTIVITIES
Loss for the year	(335,568)	(1,493,747)	(1,270,193)
Non-cash items:
Stock-based compensation	-	111,000	273,900
Write-off (recovery) of mineral properties	(6,104)	1,133,280	745,151
Future income tax recovery	-	(35,600)	-
	(341,672)	(285,067)	(251,142)

Net changes in non-cash working capital items:
Accounts receivable and prepaid expenses	15,255	21,410	(104,647)
Due from related parties	-	-	5,954
Accounts payable and accrued liabilities	(10,230)	(15,073)	(10,164)
Due to related parties	(40,061)	77,113	(20,625)
Cash used in operating activities	(376,708)	(201,617)	(380,624)

FINANCING ACTIVITIES
Shares and warrants issued for cash	2,061,750	105,500	2,609,250
Share issue costs	(5,828)	(675)	(48,650)
Cash generatedby financing activities	2,055,922	104,825	2,560,600

INVESTING ACTIVITIES
Mineral property costs	(594,942)	(997,369)	(994,182)
Sale (purchase) of property, plant and equipment	19,722	-	(31,181)
Cash used in investing activities	(575,220)	(997,369)	(1,025,363)

Increase (decrease) in cash and cash equivalents	1,103,994	(1,094,161)	1,154,613

Cash and cash equivalents - Beginning of year	486,251	1,580,412	425,799
Cash and cash equivalents - End of year	1,590,245	486,251	1,580,412

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY

Years Ended July 31
(expressed in Canadian dollars except number of shares)

	Number of Common Shares	Share Capital Issued $	Value Assigned to Stock Options and Warrants $	Contributed Surplus $	Deficit $	Total Shareholders’ Equity $
Balance at July 31, 2003	16,997,303	8,722,470	34,300	-	(6,943,240)	1,813,530
For cash	11,995,000	2,609,250	-	-	-	2,609,250
Value assigned to options granted	-	-	338,900	-	-	338,900
Value assigned to options exercised	-	49,150	(49,150)	-	-	-
Shares issued for finder’s fees	150,000	37,500	-	-	-	37,500
Share issue costs	-	(151,150)	-	-	-	(151,150)
Adjustment relating to partial shares	3	-	-	-	-	-
Loss for the year	-	-	-	-	(1,270,193)	(1,270,193)
Balance at July 31, 2004	29,142,306	11,267,220	324,050	-	(8,213,433)	3,377,837
For cash	300,000	105,500	-	-	-	105,500
Value assigned to options granted	-	-	111,000	-	-	111,000
Value assigned to options exercised	-	3,800	(3,800)	-	-	-
Future income tax recovery	-	(35,600)	-	-	-	(35,600)
Share issue costs	-	(675)	-	-	-	(675)
Loss for the year	-	-	-	-	(1,493,747)	(1,493,747)
Balance at July 31, 2005	29,442,306	11,340,245	431,250	-	(9,707,180)	2,064,315
For cash
Private placements	10,150,000	1,418,216	611,784	-	-	2,030,000
Exercise of options	50,000	5,500	-	-	-	5,500
Exercise of warrants	105,000	26,250	-	-	-	26,250
Non-cash:
Value assigned to warrants granted	-	-	72,646	-	-	72,646
Value assigned to options exercised	-	3,800	(3,800)	-	-	-
Value assigned to warrants exercised	-	9,752	(9,752)	-	-	-
Value assigned to expired warrants and options	-	-	(316,450)	316,450	-	-
Shares issued for finder’s fees on private placement	580,500	80,716	-	-	-	80,716
Share issue costs	-	(159,190)	-	-	-	(159,190)
Loss for the year	-	-	-	-	(335,568)	(335,568)
Balance at July 31, 2006	40,327,806	12,725,289	785,678	316,450	(10,042,748)	3,784,669

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The company is in the process of acquiring, exploring and developing precious and base metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

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

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 14.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances. Actual results could differ from those estimates.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The company’s subsidiary is an integrated foreign operation and its results and financial position are translated into its functional currency, the Canadian dollar, using the temporal method. Foreign currency monetary items are translated at the exchange rate in effect at the balance sheet date; foreign currency non-monetary items are translated at historical exchange rates. Income and expense foreign currency items are translated at the average exchange rate for the period. Translation gains and losses are reflected in consolidated statements of loss unless they relate to a specific mineral property in which case, they are capitalized.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and highly liquid deposits with maturity of three months or less at date of acquisition. These instruments are stated at cost, which approximates market value.

Mineral properties

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization. The company provides for amortization calculated using the declining balance method at rates ranging from 20% to 30% per annum. Amortization commences at the time when the assets are available for use.

Stock-based compensation

Compensation expense for stock options granted is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options within shareholders’ equity is subsequently reduced if the options are exercised with the amount recorded credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

Flow-through shares

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

If a company has sufficient eligible unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3. MINERAL PROPERTY COSTS

The company’s mineral properties are as follows:

	Rodeo	Yerbabuena	El Rincon	Mecatona	Other
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$

Balance, July 31, 2005	699,999	908,536	107,948	-	-	1,716,483

Acquisition costs	-	28,947	11,387	22,931	-	63,265

Amortization	230	482	46	1,354	184	2,296
Assaying	2,374	9,235	-	21,382	9,245	42,236
Claim taxes	22,205	12,085	7,154	28,857	-	70,301
Consulting and contracting services	-	2,659	-	3,509	-	6,168
Drafting salaries and consulting	472	-	-	11,798	-	12,270
Drilling	-	-	-	115,334	-	115,334
Foreign exchange	123	(1,989)	445	2,036	2,186	2,801
Geology consulting	-	-	-	48,050	1,466	49,516
Geology salaries and consulting	7,434	1,478	-	23,281	3,620	35,813
Geophysics airborne and ground	-	-	1,106	-	-	1,106
Equipment	3,638	3,173	-	19,338	363	26,512
Labour and expediting	13,283	33,995	-	22,817	9,312	79,407
Legal	-	234	-	890	-	1,124
Licenses and government fees	-	1,055	-	10,132	10,274	21,461
Living costs and travel	2,232	2,480	-	14,991	4,730	24,433
Maps, prints and film	300	186	-	273	13,664	14,423
Office expenses	1,048	644	82	3,978	455	6,207
Property holding costs associated with future income taxes	26,276	35,523	4,470	12,480	1,951	80,700
Storage	-	12,499	-	4,669	117	17,285
Supplies	-	2,760	-	2,189	331	5,280

Exploration costs for the year	79,615	116,499	13,303	347,358	57,898	614,673

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	57,898	2,394,421

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS (continued)

	Rodeo	Yerbabuena	El Rincon	Grand Bay	Geikie	Stucco	Santa Lucia
	(Mexico)	(Mexico)	(Mexico)	(Canada)	(Canada)	(Canada)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2004	442,217	302,791	17,757	205,864	519,430	12,176	223,496	1,723,731

Acquisition costs	12,257	22,131	18,973	-	-	-	11,637	64,998

Amortization	4,581	4,582	-	-	-	-	-	9,163
Assaying	37,213	81,245	3,002	2,056	-	-	6,435	129,951
Claim taxes	11,768	12,518	9,945	-	-	-	6,218	40,449
Consulting and contract services	29,314	26,578	6,943	-	-	-	-	62,835
Drafting salaries and consulting	1,800	2,703	118	2,128	-	-	1,732	8,481
Drilling	68,187	176,947	-	83,829	-	-	-	328,963
Engineering	309	5,867	-	-	-	-	-	6,176
Equipment	-	54,732	-	20,478	-	-	-	75,210
Foreign exchange	4,336	6,598	2,739	-	-	-	(7,203)	6,470
Geology salaries and consulting	13,894	27,055	40,491	7,256	-	-	6,037	94,733
Geophysics airborne and ground	-	-	361	-	-	-	-	361
Labour and expediting	4,132	83,466	-	800	-	-	-	88,398
Legal	8,230	8,318	-	-	-	-	241	16,789
Living costs	662	4,189	-	7,503	656	-	1,119	14,129
Maps, prints and film	7	611	-	-	-	-	66	684
Office expenses	5,101	8,447	-	5,280	63	-	758	19,649
Property holding costs associated with future income taxes	48,733	63,251	7,516	-	-	-	-	119,500
Storage	3,454	6,481	-	5,400	-	-	163	15,498
Supplies	470	745	103	-	-	-	117	1,435
Travel and transportation	3,334	9,281	-	5,703	-	-	3,842	22,160

Exploration costs for the year	245,525	583,614	71,218	140,433	719	-	19,525	1,061,034

Mineral properties written-off for the year	-	-	-	(346,297)	(520,149)	(12,176)	(254,658)	(1,133,280)

Balance, July 31, 2005	699,999	908,536	107,948	-	-	-	-	1,716,483

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US$5,000 on acquisition; the greater of US$5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US$500,000. The property is also subject to a right of first offer (note 12 (a)).

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.   MINERAL PROPERTY COSTS (continued)

Yerbabuena, Mexico

In fiscal 2003, the company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property. On commencement of commercial production on the property, the company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty. The company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement. The property is also subject to a right of first offer (note 12 (a)).

El Rincon, Mexico

In fiscal 2004, the company acquired, by staking, the El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the company is required to pay LCI US$5,000 on signing the agreement (paid); every six months commencing May 3, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US$2,000,000.

On and prior to the company expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times the company’s accrued acquisition and exploration expenditures (note 12(a)).

Mecatona, Mexico

In fiscal 2006, the company acquired, by a combination of option agreements and staking, four claim blocks for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico located approximately 20 kilometres south of Parral.

For two claim blocks, the company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid). Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006, US$20,000 on November 25, 2007, US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000. For the other claim block, subsequent option payments are US$20,000 on November 26, 2006, US$30,000 on November 26, 2007, US$50,000 on November 26, 2008, $90,000 on November 26, 2009 and US$800,000 on November 26, 2010. The company acquired the other two claim blocks by staking.

Under the terms of the agreement with LCI, the company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.    MINERAL PROPERTY COSTS(continued)

On and prior to the company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”), a company in which two directors are also directors of the company, can earn a 51% interest in Mecatona by incurring expenditures equal to two times the company’s accrued acquisition and exploration expenditures (note 12(a)).

Other, Mexico

In fiscal 2006, the company acquired, by staking, the Maijoma and Agua de la Loca properties in the state of Chihuahua, Mexico.

Under the terms of the agreement with LCI, the company is required to pay LCI US$5,000 on acquisition of the property; every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

Grand Bay, Canada

The company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the company met its obligations and earned a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. Based on exploration results, the property was abandoned and $346,297 in costs was written-off during fiscal 2005.

Geikie, Canada

The company had an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the company for $500,000. Based on exploration results, the property was abandoned and $520,149 in costs was written-off during fiscal 2005.

Stucco, Canada

The company had a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares. The vendors retain a 2% NSR of which 1% could be purchased for $1,000,000 and the remaining 1% could be purchased on a right of first refusal basis.

In September 2001, the company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. In fiscal 2004 PGM terminated the option agreement. Based on exploration results, the property was abandoned and $12,176 in costs was written-off during fiscal 2005.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

3.  MINERAL PROPERTY COSTS (continued)

Santa Lucia, Mexico

In October 2003, the company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, the company was required to pay LCI a finder’s fee in respect of its acquisition of the Santa Lucia prospect of US$15,000 on signing the agreement (paid); US$5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property. Based on exploration results, the property was abandoned and $254,658 in costs was written-off during fiscal 2005.

4.  PROPERTY, PLANT AND EQUIPMENT

			2006	2005
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Automotive equipment	-	-	-	20,486
Office equipment	-	-	-	821
Mining equipment	-	-	-	711
	-	-	-	22,018

During fiscal 2006, the company sold its assets at net book value to a related company (note 8).

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

5.   SHARE CAPITAL

Authorized: Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2003	16,997,303	8,722,470
For cash:
Private placement	5,400,000	1,350,000
Exercise of options	75,000	26,250
Exercise of agent’s options	750,000	75,000
Exercise of warrants	5,770,000	1,158,000
Value assigned to options exercised	-	49,150
Share issue costs settled with shares	150,000	37,500
Correction relating to fractional units	3	-
Share issue costs	-	(151,150)
Balance, July 31, 2004	29,142,306	11,267,220
For cash:
Private placement (a)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options exercised	-	3,800
Flow-through shares - future income tax recovery (note 9(d))	-	(35,600)
Share issue costs	-	(675)
Balance, July 31, 2005	29,442,306	11,340,245
For cash:
Private placements (b) and (c)	10,150,000	1,418,216
Exercise of options	50,000	5,500
Exercise of warrants	105,000	26,250
Value assigned to options exercised	-	3,800
Value assigned to warrants exercised	-	9,752
Shares issued for finder’s fees	580,500	80,716
Share issue costs	-	(159,190)
Balance, July 31, 2006	40,327,806	12,725,289

As at July 31, 2006 and 2005, the company had no shares subject to escrow agreements.

(a)	In October 2004, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

5.   SHARE CAPITAL (continued)

(b)
In January 2006, the company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000. The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants. Each unit consisted of one common share and one half of a common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement. The values assigned to these finder’s fee units was $43,073 to the shares and $13,027 to the warrants (note 15).

(c)
In June 2006, the company completed a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000. The gross proceeds were assigned values of $627,376 to the shares and $372,624 to the warrants. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.25 for two years, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.40 per share on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (300,000 units valued at $60,000) was paid in units on a portion of the placement. The values assigned to these finder’s fee units was $37,643 to the shares and $22,357 to the warrants. A further 10% in broker’s fees (500,000 warrants) was paid in warrants relating to this placement. The values assigned to these broker’s fee warrants was $37,262.

The fair value of the common share purchase warrants issued as part of the private placements in fiscal 2006 were based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	4.1
Term to expiry (years)	2.0
Expected volatility (%)	99.2

Warrant and option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s warrants and stock options.

6.   STOCK OPTIONS

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

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

6.   STOCK OPTIONS (continued)

During 2006, 1,170,000 in options expired. The value assigned to these options of $251,450 has been reclassified to contributed surplus.

Stock options issued are as follows:

		2006		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Options outstanding
at August 1	1,830,000	0.35	1,270,000	0.33	940,000	0.50
Granted	-	-	610,000	0.36	405,000	0.29
Expired	(1,170,000)	0.35	-	-	-	-
Exercised	(50,000)	0.11	(50,000)	0.11	(75,000)	0.35
Options outstanding at July 31	610,000	0.36	1,830,000	0.35	1,270,000	0.33
Options exercisable at July 31	610,000	0.36	1,830,000	0.35	1,190,000	0.34

The following table summarizes information about stock options outstanding and exercisable at July 31, 2006:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)
0.30	75,000	75,000	September 16, 2006	0.1
0.37	535,000	535,000	January 12, 2008	1.5
	610,000	610,000		0.8

7.   WARRANTS

In the year ended July 31, 2006, 8,515,250 common share purchase warrants were issued relating to two private placements. Of the warrants issued, 7,575,000 were issued for cash of $611,784 and 940,250 were issued for finder’s and broker’s fees. The fair value assigned to the 940,250 warrants issued was $72,646.

During the current year, 5,870,000 warrants expired. The value assigned to these warrants of $65,000 has been reclassified to contributed surplus.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

7.   WARRANTS (continued)

Warrants issued are as follows:

		2006		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Warrants outstanding
at August 1	5,870,000	0.40	5,870,000	0.40	5,000,000	0.20
Issued (note 5(b) and 6(b))	8,515,250	0.25	-	-	6,640,000	0.38
Expired	(5,870,000)	0.40	-	-	-	-
Exercised	(105,000)	0.25	-	-	5,770,000	0.20
Warrants outstanding at July 31	8,410,250	0.25	5,870,000	0.40	5,870,000	0.40

The following table summarizes information about warrants outstanding and exercisable at July 31, 2006:

Exercise Price $	Warrants Outstanding	Expiry Date	Weighted Average remaining life (years)
0.25	2,610,250	January 26, 2008	1.5
0.25	5,800,000	July 20, 2008	2.0
	8,410,250		1.8

8.   RELATED PARTY TRANSACTIONS

The company paid or accrued $312,300 (2005 - $246,800) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company. During fiscal 2006, the company sold its property, plant and equipment to a related company for proceeds of $19,722. Included in amounts payable at July 31, 2006 is $47,469 (2005 - $87,530) payable to Silver Standard. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

9.   INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

9.   INCOME TAXES (continued)

	2006	2005	2004
	$	$	$

Statutory tax rate	34.1%	35.6%	36.5%

Loss for the year before taxes	(335,568)	(1,493,747)	(1,270,193)
Provision for income taxes based on statutory rates	(114,500)	(531,800)	(463,600)
Non deductible expenses and adjustment for income tax	22,500	431,400	370,600
Future income tax recovery	-	35,600	-
Unrecognized benefit of net operating losses carried forward	92,000	100,400	93,000
-		35,600	-

(b)       Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets and liabilities as of July 31 are as follows:

	2006	2005
	$	$
Future tax assets:
Mineral properties	1,445,600	1,737,000
Finance charge	55,100	21,000
Non-capital losses	436,600	373,000
	1,937,300	2,131,000
Future tax liability:
Mineral properties	(200,200)	(119,500)

Valuation allowance	(1,937,300)	(2,131,000)
Net future tax liability	(200,200)	(119,500)

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

(c)       As of July 31, 2006, the company has approximately $1,279,600 in operating losses, $4,887,100 in accumulated Canadian and foreign exploration and development expenditures and $161,700 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

9.   INCOME TAXES (continued)

$
2007	26,800
2008	168,300
2009	145,200
2010	123,600
2014	255,200
2015	304,700
2016	255,800
1,279,600

(d)
During 2005, flow-through shares totalling $100,000 were issued, which funds were required to be spent on certain Canadian exploration expenditures. Because the company no longer had the ability to use the expenditures for tax purposes, the company was required to record a future tax liability, which was equal to the renunciation times the corporation tax rate when expenditures are renounced. However, because the company had unused tax losses and resource pools in excess of the renunciation, the company was able to reduce its valuation allowance with respect to these unused tax losses and resource pools and, as a consequence, a $35,600 future income tax recovery was recorded in fiscal 2005.

10. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
	$	$	$
Non-cash financing activities
Share issue costs	(153,362)	-	(102,500)
Share capital issued for finder’s fees	80,716	-	37,500

11.   SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	July 31, 2006
	Canada $	Mexico $	Total $
Loss for the year	(287,016)	(48,552)	(335,568)
Total assets	2,249,668	1,821,002	4,070,670

	July 31, 2005
	Canada $	Mexico $	Total $
Loss for the year	(1,363,582)	(130,165)	(1,493,747)
Total assets	405,578	1,920,433	2,326,011

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

12. COMMITMENTS

(a)
The company has granted to Silver Standard a right of first offer on the company’s Rodeo and Yerbabuena properties, which properties were referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the company granted Silver Standard a one-time right to acquire a 51% interest in any property referred to the company by Silver Standard that is subsequently acquired by the company. This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the company incurring US$1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the company on the property at the time of exercise. The El Rincon and Mecatona properties (note 3) are subject to this back-in right.

(b)
In June 2003, the company entered into an agreement with a non-related company to provide financial public relations services. The company pays a monthly amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The agreement is now month-to-month, subject to a 30-day termination notice.

(c)	Mineral property commitments, all of which are optional, are described in note 3.

13. FINANCIAL INSTRUMENTS

(a)	Fair value
The estimated fair values of cash and cash equivalents, receivables, accounts payables and accrued liabilities and amounts due to related parties approximate book values due to the short-term nature of these instruments.

(b)   Foreign exchange risk
Foreign exchange risk arises from foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

(c)	Credit risk
Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and receivables. The company deposits cash and cash equivalents with high-credit, quality financial institutions.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those applicable in the U.S. GAAP and from the practice promulgated by the United States Securities and Exchange Commission (SEC). Any significant measurement differences between Canadian and U.S. GAAP as they pertain to the accompanying consolidated financial statements are as follows:

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(a)	Mining and mineral property assets

SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for U.S. GAAP purposes, for all periods presented, the company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b)	Stock based compensation

Effective August 1, 2005, the company adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period. Upon adoption of SFAS 123R, there was no cumulative affect adjustment required and no differences exist between the accounting treatment between Canadian and U.S. GAAP.

(c)	Flow-through equity financing

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors in accordance with Canadian GAAP. This future tax liability was subsequently reduced to $nil by the reversal of a portion of the valuation allowance relating to previously unrecognized future tax assets. This resulted in a future tax recovery for Canadian GAAP purposes in 2005.

Under U.S. GAAP, no such future tax liability would arise and, accordingly, there would be no associated future income tax liability.

(d)	Prior year restatement

Certain of the comparative numbers in this Canadian to U.S. GAAP reconciliation note have been restated to reflect errors in the previous year’s presentation. As a result of this restatement, shareholders’ equity under U.S. GAAP increased by $119,500 and loss for the year under U.S. GAAP decreased by $83,900. Basic and diluted loss per share under U.S. GAAP was not impacted by this restatement.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(e)
The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of loss and deficit and cash flows are as follows:

Balance Sheets As at July 31	2006 $	As Restated 2005 $
Assets under Canadian GAAP	4,070,670	2,326,011
Mineral property exploration and development (a)	(2,394,421)	(1,716,483)
Assets under U.S. GAAP	1,676,249	609,528
Liabilities under Canadian GAAP	286,001	261,696
Future income tax liability (a)	(200,200)	(119,500)
Liabilities under U.S. GAAP	85,801	142,196
Shareholders’ equity under Canadian GAAP	3,784,669	2,064,315
Mineral property exploration and development (a)	(2,394,421)	(1,716,483)
Future income tax liability (a)	200,200	119,500
Shareholders’ equity under U.S. GAAP	1,590,448	467,332

Statements of Operations
Years ended July 31	2006 $	As Restated 2005 $	2004 $
Loss for the year, Canadian GAAP	335,568	1,493,747	1,270,193
Flow-through shares	-	6,250	-
Mineral property exploration costs (note 3)	597,238	1,006,532	994,182
Future income tax recovery (note 9)	-	35,600	-
Mineral property costs written off for the year	-	(1,133,280)	(745,151)
Loss and comprehensive loss for the year, U.S. GAAP	932,806	1,408,849	1,519,224
Weighted average number of shares outstanding	32,390,739	29,348,744	22,856,098
Loss per share, basic and diluted under U.S. GAAP	(0.03)	(0.05)	(0.07)

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Cash Flows
Cash used in operating activities under Canadian GAAP	376,708	201,617	380,624
Mineral property exploration and development expenditures (a)	594,942	997,369	994,182
Cash used in operating activities, under U.S. GAAP	971,650	1,198,986	1,374,806
Cash generated by financing activities, under Canadian and U.S. GAAP	2,055,922	104,825	2,560,600
Cash used in investing activities, under Canadian GAAP	575,220	997,369	1,025,363
Mineral property exploration and development expenditures (a)	(594,942)	(997,369)	(994,182)
Cash used in (from) investing activities, under U.S. GAAP	(19,722)	-	31,181
Cash and cash equivalents end of year, under Canadian and U.S. GAAP	1,590,245	486,251	1,580,412

(f)	Impact of recent United States accounting pronouncements

(i)	In July 2006, FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006.

(ii)
On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company will apply this standard for U.S. GAAP purposes for the year ended July 31, 2007.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2006, 2005 and 2004
(expressed in Canadian dollars, unless otherwise stated)

15. SUBSEQUENT EVENT

Subsequent to the year-end, the company gave notice to the warrant holders that were part of the January, 2006 private placement that the shares of the company traded for a period of 20 consecutive days at a price at or above $0.35 per share. The warrant holders were required to exercise their warrants within 30 days of receipt of this notice or the warrants would lapse. As a result, 2,607,250 warrants were exercised at a price of $0.25 for total proceeds of $651,812. A total of 3,000 warrants expired.

-  END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canplats Resources Corporation
(Company) By: "R.E. Gordon Davis"
Date: January 23, 2007	R.E. Gordon Davis, President & Director

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

Date: January 23, 2007

"R.E. Gordon Davis"
______________________________
R.E. Gordon Davis
President

- 51/52 -

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

Date: January 23, 2007

"Ross A. Mitchell"

Ross A. Mitchell
Vice President, Finance

- 53/54 -

Exhibit 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: January 23, 2007

"R.E. Gordon Davis"
______________________________
R.E. Gordon Davis
President

Exhibit 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: January 23, 2007

"Ross A. Mitchell"

Ross A. Mitchell
Vice President, Finance