Form 20-F
CANPLATS RESOURCES CORP
filed 2008-01-28
CIK 1156297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2007 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period fromto _______________________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report
Commission file number               0-31190
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
48,810,056
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

- iii / iv -

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

- v-

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

- vi -

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Jul 31, 2007	Year ended Jul 31, 2006	Year ended Jul 31, 2005	Year ended Jul 31, 2004	Year ended Jul 31, 2003
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	(872,222)	(335,568)	(1,493,747)	(1,270,193)	(294,424)
3. Loss per common share*	(0.02)	(0.01)	(0.05)	(0.06)	(0.02)
4. Total assets	5,890,411	4,070,670	2,326,011	3,457,993	1,924,475
5. Long term obligations and redeemable pre-ferred stock**	Nil	Nil	Nil	Nil	Nil
6. Capital stock	15,538,867	12,725,289	11,340,245	11,267,220	8,722,470
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	48,810,056	40,327,806	29,442,306	29,142,306	16,997,303
* All of our operations are continuing ** No preferred stock has been issued

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

	Year ended Jul 31, 2007	Year ended Jul 31, 2006	Year ended Jul 31, 2005*	Year ended Jul 31, 2004	Year ended Jul 31, 2003
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	(2,045,143)	(932,806)	(1,408,849)	(1,519,224)	(290,870)
3. Loss per common share*	(0.05)	(0.03)	(0.05)	(0.07)	(0.02)
4. Total assets	2,305,369	1,676,249	609,528	1,734,262	449,775
5. Long term obligations and redeemable preferred stock**	Nil	Nil	Nil	Nil	Nil
6. Capital stock	15,538,867	12,725,289	11,340,245	11,267,220	8,722,470
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	48,810,056	40,327,806	29,442,306	29,142,306	16,997,303
* Certain comparative figures have been restated - see note 14 to the July 31, 2006 financial statements. ** All of our operations are continuing. *** No preferred stock has been issued.

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at July 31 2007, July 31, 2006, July 31, 2005, July 31, 2004 and July 31, 2003, the average rates for the period and the range of high and low rates for the period.  Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended July 31, 2007	1.13	1.18	1.04	1.07
Fiscal Year Ended July 31, 2006	1.16	1.22	1.10	1.13
Fiscal Year Ended July 31, 2005	1.24	1.33	1.18	1.23
Fiscal Year Ended July 31, 2004	1.33	1.40	1.27	1.33
Fiscal Year Ended July 31, 2003	1.50	1.59	1.33	1.41

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	July	August	September	October	November	December
High	1.07	1.08	1.05	1.00	1.00	1.01
Low	1.04	1.05	1.00	0.95	0.92	0.98

On January 24, 2008, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals Cdn $1.0071.

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

We have limited financial resources (working capital of approximately $2,048,884 at July 31, 2007), do not generate operating revenue, and must finance our exploration activity by other means, including financing through joint ventures, debt financing or equity financing.  We cannot provide any assurance that additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

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

We have a history of losses and expect to incur losses for the foreseeable future.

We have incurred losses during each of the following periods and expect to incur losses for the foreseeable future:

•	$872,222 for the year ended July 31, 2007;

•	$335,568 for the year ended July 31, 2006;

•	$1,493,747 for the year ended July 31, 2005;

•	$1,270,193 for the year ended July 31, 2004; and

•	$294,424 for the year ended July 31, 2003.

As of July 31, 2007, we had an accumulated deficit of $10,914,970.  We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund our continuing operations.  If our exploration programs successfully locate aneconomic ore body, we will be subject to additional risks associated with mining including those set out in this Item 3.D - “Risk Factors” under the heading “We have no revenue from operations and no ongoing mining operations of any kind.”

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

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, anyof which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration of our properties.

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

We maintain our bank accounts mainly in Canadian dollars.  Any appreciation in the currency of Mexicoor other countries where we conduct exploration activities against the Canadian dollar will increase our costs of carrying out operations in such countries.  In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

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

We are organized under the law of and headquartered in British Columbia, Canada, and the majority of our directors and officers are not citizens or residents of the United States.  In addition, a substantial part of our assets are located outside the United States and Canada.  As a result, it may be difficult or impossible for an investor to (a) enforce in courts outside the United States judgments against us and a majority of our directors and officers, obtained in United States’ courts based upon the civil liability provisions of United States’ federal securities laws or (b) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States’ securities laws.

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

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is“passive”, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income.  We may have been a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years.  If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends.  See Item 10.E - “Taxation”.  The PFIC rules are complex and may be unfamiliar to U.S. shareholders.

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

Our head office and registered and records office is located at: Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.  The contact person is R.E. Gordon Davis, Chairman and Chief Executive Officer.  The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847.  We do not have a registered agent in the United States.

In December 2005, we announced the acquisition of the Mecatona Gold Prospect, located in the state of Chihuahua, Mexico.  The Mecatona Gold Prospect is subject to the Silver Standard Resources Inc. (“Silver Standard”) back-in right.  See Item 4.B - “Business Overview”.

In May 2006, we announced the acquisition by staking of the Maijoma Prospect, located in the state of Chihuahua, Mexico.  See Item 4.B - “Business Overview”.

In June 2007, we announced the acquisition by staking of the El Alamo Prospect, located in the state of Chihuahua, Mexico.  See Item 4.B - “Business Overview”.

In October 2007, we announced the acquisition by staking of the Camino Rojo Prospect, located in the state of Zacatecas, Mexico.  See Item 4.B - “Business Overview”.

The information contained in this Annual Report is current as at July 31, 2007, other than where a different date is specified.

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

We currently have one principal mineral property, the Camino Rojo Project, located in Zacatecas State, Mexico.  We expect to expend the majority of our exploration efforts on the Camino Rojo Project in 2008.  We have six secondary properties, all of which are located in Mexico: Rodeo Gold Prospect, Yerbabuena Gold Prospect, El Rincon Gold Prospect, Mecatona Gold Prospect, Maijoma Prospect and El Alamo Prospect.  During 2008, we will be assessing our secondary properties to determine whether additional exploration is warranted.  In addition, we have other property holdings in Mexico and Canada that we have placed on care and maintenance and are not considered principal or secondary properties.

Rodeo Gold Prospect

In February 2003, we acquired by staking a 100% interest in the Rodeo gold prospect located 150 kilometres north of Durango, Mexico, subject to the payment of a finder’s fee to La Cuesta International, Inc. (“LCI”).  Under an agreement dated February 20, 2003, we are required to pay LCI a finder’s fee in respect of our acquisition of the Rodeo prospect of:

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

Yerbabuena Gold Prospect

Under an agreement dated July 11, 2003, we acquired from LCI a lease with option to purchase a 100% interest in the Yerbabuena gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico.  In order to maintain the lease in good standing, we are required to pay LCI:

•	US $7,500 on signing the agreement (paid);

•	US $5,000 on or before September 1, 2003 (paid);

•	US $7,500 on or before March 1, 2004 (paid);

•	US $7,500 on or before September 1, 2004 (paid);

•	US $10,000 on or before March 1, 2005 (paid);

•	US $10,000 on or before September 1, 2005 (paid);

•	US $15,000 every six months thereafter commencing March 1, 2006 (paid);

•	on commencement of commercial production on the property, the greater of US $25,000 per quarter and a 2% NSR;

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

Mecatona Gold Prospect

In December 2005, we acquired the Mecatona Gold Prospect consisting of:

•	an option to acquire 12 claims comprising 65.7301 hectares with the following payments:

o	US $5,000 on signing the agreement (paid);

o	US $10,000 on the first anniversary of signing the agreement (paid);

o	US $20,000 on the second anniversary of signing the agreement (paid);

o	US $215,000 on the third anniversary of signing the agreement; and

o	a 1% NSR capped at US $250,000;

•	an option to acquire one claim comprising 29.5896 hectares with the following payments:

o	US $10,000 on signing the agreement (paid);

o	US $20,000 on the first anniversary of signing the agreement (paid);

o	US $30,000 on the second anniversary of signing the agreement (paid);

o	US $50,000 on the third anniversary of signing the agreement;

o	US $90,000 on the fourth anniversary of signing the agreement; and

o	US $800,000 on the fifth anniversary of signing the agreement; and

•	the acquisition of two claim blocks covering approximately 4,000 hectares for staking costs.

We are required to pay LCI a finder’s fee in respect of our acquisition of the Mecatona prospect of:

•	US $5,000 on signing the agreement (paid);

•	every six months the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

•	on commencement of commercial production on the property, a 0.25% NSR;

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

Maijoma Prospect

In May 2006, we acquired by staking a 100% interest in the Maijoma Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.  Under an agreement dated January 1, 2006, we are required to pay LCI a finder’s fee in respect of our acquisition of the Maijoma Prospect of:

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

El Alamo Prospect

In December 2006, we acquired by staking a 100% interest in the El Alamo Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.  Under the terms of the agreement with LCI, we are required to pay:

•	LCI US$5,000 on acquisition of the property (paid);

•	every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and

•	on commencement of commercial production on the property, a 0.25% net smelter return royalty;

provided that the maximum amount payable to LCI for the El Alamo Prospect is US$2,000,000.

We currently hold a 100% interest in the El Alamo Prospect, subject to making the above described payments to LCI.

Camino Rojo Project

In July 2007, we acquired, by staking, the Camino Rojo Project in Zacatecas State, Mexico, subject to the payment of a finder’s fee to LCI.  Under the terms of the agreement with LCI, we are required to pay:

•	LCI US$5,000 on acquisition of the property (paid);

•	every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and

•	on commencement of commercial production on the property, a 0.25% net smelter return royalty;

provided that the maximum amount payable to LCI for the Camino Rojo Project is US$2,000,000.

We currently hold a 100% interest in the Camino Rojo Project, subject to making the above described payments to LCI.

Other Properties

We have other property holdings in Mexico and Canada, which are not considered our primary or secondary properties.  These property interests are being held for possible future exploration, sale, or joint venture.  Interests in all of our properties are currently held through claims, leases and options and through working interests.  We review such holdings on a regular basis to determine if they should be retained.

C.	Organizational Structure

We have one subsidiary: Canplats de Mexico S.A. de C.V., which was incorporated under the laws of Mexico on January 5, 2004.  We hold a 100% beneficial interest in Canplats de Mexico S.A. de C.V.

D.	Property, Plant and Equipment

Mexican Gold Prospects

Rodeo Gold Prospect

The Rodeo gold prospect is located approximately 150 kilometres north of Durango, Mexico and is comprised of two mineral claims covering an area of 13,820-hectare (53.4 square miles).  The property is accessed by paved highway.

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

In January and February 2004, we carried out a Phase 1 drill program at Rodeo of reverse circulation drilling (a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe).  Results of the program ranged from 0.71 grams per tonne of gold over 10 metres (0.02 ounces per ton of gold over 32.8 feet) to 5.94 grams per tonne of gold over 27 metres (0.17 ounces of gold per ton over 88.6).  In September 2004, we completed a Phase 2 drill program at Rodeo, with results ranging from holes with no significant values of gold to 2.04 grams of gold per tonne over 29 metres (0.06 ounces of gold per ton over 95.1 feet).  During 2007, a follow up drill program was completed without encountering significant results.  In the three programs, a total of 3,291 meters in 25 holes were drilled.

Yerbabuena Gold Prospect

The Yerbabuena gold prospect is located approximately 150 kilometres north-northwest of Durango, Mexico and is comprised of three mineral claims totaling 7,610 hectares (29.4 square miles). The property is accessed by gravel road.

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

El Rincon Gold Prospect

The El Rincon Gold Prospect is located approximately 100 kilometres north of Durango, Mexico and is comprised of one mineral claim totaling 13,300 hectares (51.4 square miles). The property is accessed by gravel road.

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

The Mecatona Gold Prospect covers the principal veins of the Mecatona gold-silver district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness.  In late 2005, a mapping and sampling program was completed to identify drill sites.  In March 2006, a drill program comprised of 10 holes totalling 1,010 meters was completed that tested the Maria and Plateada veins on the Mecatona Gold Prospect.  The best results from the drill program came from the Maria Vein where drilling intersected up to 2.4 grams of gold-equivalent per tonne over 42 meters (0.07 ounces of gold-equivalent per ton over 137.8 feet) from surface in hole MC-08. Drilling tested approximately 600 meters of strike length of the vein, which has been mapped over 2,000 meters.  We are currently assessing the property to determine whether a follow up drill program is warranted.

Maijoma Prospect

The Maijoma Prospect is located approximately 70 kilometres southeast of Ojinaga, Mexico and is comprised of one claim block covering approximately 48 square miles (12,500 hectares). The property is accessed by gravel road from paved Highway 67.

The prospect covers a large (+25 kilometres²) area of hydrothermal alteration within the lower volcanic sequence.  This alteration is associated with iron-stained and locally silicified volcanic breccias, rhyolite-to-latite dikes and domes, and highly calcified intrusive rocks.  Several small windows through the volcanic sequence have exposed intensely altered limestone and skarn with associated jasperoids, hematite, jarosite, sulphide casts and local gossans up to two meters thick.  Exploration targets for the property include massive sulphide veins and replacement zones (mantos and chimneys) localized along structures peripheral to a variably skarned intrusive; and precious and base metals disseminated in the host sedimentary and volcanic rocks around the intrusive.  An initial drill program has been recommended based on prospecting, geological mapping and a limited geophysical study.

El Alamo Prospect

The El Alamo Prospect is located 66 kilometres southeast of Presidio, Texas and 42 kilometres northeast of the Maijoma Prospect.  We also hold a 100% interest in the Aqua Loca and Los Volcanes claims that cover the area between the ElAlamo Prospect and the Maijoma Prospect (located 42 kilometres to the southwest).  The El Alamo Prospect is accessed by gravel road from paved Highway 67.

At El Alamo, a large area of variably-altered sediments and carbonates is enclosed by weakly-altered rhyolite volcanics. Several northwest-trending structures have been mapped and sampled over a strike length of 6 kilometres.  Showings along the structure are marked by quartz veining, from 1 meter to 5 meters in width.  The host rock has been altered to skarn and marble over varying widths of 5 meters to 25 meters from the vein.  Samples along the vein generally assayed between 20 g/t silver and 260 g/t silver.  An IP geophysical survey identified several anomalies at shallow to moderate depths which are closely associated with the structures.  We are currently reviewing the El Alamo Prospect to determine an initial drill program.

Camino Rojo Project

The Camino Rojo Project consists of two claims covering approximately 100,000 hectares (~385 square miles) that are located approximately 50 kilometres southeast of Goldcorp Inc.’s Peñasquito mine in the northeast corner of the State of Zacatecas, Mexico.  The property is accessed by 4 kilometres of gravel road from paved Highway 54.

The wholly-owned claims are underlain by sub-horizontal, calcareous siltstones and sandstones of the Caracol Formation.  Although most of the claims are covered by overburden, several small volcanic centers are located along a structural lineament 8 to 10 kilometres southeast of the main zone of mineralization on the property, known as the Represa Zone.

The Represa Zone’s mineralization is at surface and was discovered in a small quarry dug for road aggregate.  The zone was defined by a backhoe test-pitting program that included pits dug at 50-meter intervals along a 700 meter-long, east-west oriented base line and three north-south survey lines ranging from 400 meters to 650 meters in length.  The pits were between 1.5 meters and 3.0+ meters deep.  Generally, two or more representative samples were collected from bedrock in each pit.  Values for individual samples ranged up to 6.18 grams of gold per tonne, 1.24% zinc and 1.46% lead.

Based on a cut-off grade of 0.20 grams of gold per tonne, pit sampling defined an area measuring 300 meters by 500 meters with the following average assay values (based on an arithmetic average of pit samples collected within the zone):  gold: 0.65 grams/tonne; silver: 10.7 grams/tonne; zinc: 0.21%; and lead: 0.26%.  Within this zone is a higher grade core measuring 175 meters by 275 meters with the following average assay values:  gold: 1.00 gram/tonne; silver: 11.3 grams/tonne; zinc: 0.18%; and lead: 0.34%.

The mineralization is hosted in weak to moderately brecciated siltstones and sandstones which have been flooded with hematite, manganese and isolated fine quartz veinlets.  The area is generally covered with overburden ranging from 0.25 meters to in excess of three meters in thickness.  The Represa Zone is open to the east and west where test pitting could not reach bedrock.

A reverse circulation drill program commenced on the property in November and is continuing.  Two diamond drills are now on the property and will continue to drill as long as results warrant.

Office Space

Under a Management Services Agreement with Silver Standard, we retained Silver Standard to provide us with general corporate management, accounting, administrative and technical services.  For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.  See Item 6D. - “Employees”.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP.  Reference should be made to note 14 to our financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

Year ended July 31, 2007 compared to year ended July 31, 2006.

During the fiscal year ended July 31, 2007, the Company incurred a loss of $872,222 ($0.02 per share) compared to a loss of $335,568 ($0.01 per share) for fiscal year ended July 31, 2006.

Total expenses for the year increased to $930,647 from the $348,304 recorded in the prior year.  During the year, 2,040,000 (2006 - nil) stock options were granted to employees, directors and consultants. Stock-based compensation expense for the year was $561,790 (2006 - nil).  Without stock-based compensation expense, total expenses in the current year were $368,857, resulting in an increase of $20,553 in 2007 compared to 2006.  Exploration expense decreased to $128,808 from $134,878 in the prior year.  The arrangement with G2 Consultants Corporation to provide investor relations services continued throughout fiscal 2007.  Investor relations costs for fiscal 2007 were $88,800 compared to $87,930 recorded in the prior year and of the amount expended in fiscal 2007, $48,000 (2006 - $40,000) was paid to G2 Consultants.  Listing and filing fees of $9,942 (2006 - $13,672) decreased in the current year due to less financing activity.  Professional fees of $34,525 (2006 - $10,500) increased in the current year due to an under-accrual in audit fees for the 2006 year-end as well as higher than expected costs associated to the current year’s audit.  Office costs of $13,807 (2006 - $6,691) increased in the current year due to additional mailing costs related to the calling of warrants in accordance with the warrant agreements.

Interest income increased to $75,813 in fiscal 2007, compared to $18,319 in fiscal 2006.  This increase relates to higher cash balances available for investment and higher interest rates.

Year ended July 31, 2006 compared to year ended July 31, 2005.

During the fiscal year ended July 31, 2006, we incurred a loss of $335,568 ($0.01 per share) compared to a loss of $1,493,747 ($0.05 per share) for fiscal year ended July 31, 2005.

Total expenses for the year decreased to $348,304 from the $402,431 recorded in the prior year.  Stock-based compensation expense of $111,000 was recognized in the prior year as options granted in earlier years vested.  No stock options were granted in fiscal 2006.  Without stock-based compensation expense, total expenses in the prior year were $291,431, resulting in an increase of $56,873 in 2006 compared to 2005.  Exploration expense increased to $134,878 from $14,780 in the prior year with the majority of the increase relating to Mexican generative programs that commenced in January, 2006.  As a result of thisexploration, the Maijoma and Agua de la Loca properties in the state of Chihuahua were staked.  The arrangement with G2 Consultants Corporation to provide financial relations services continued throughout fiscal 2006, but with a reduced rate due to the reduced activity.  Investor relations costs for fiscal 2006 were $87,930 compared to $156,928 recorded in the prior year and of the amount expended in fiscal 2006, $40,000 (2005 - $82,000) was paid to G2 Consultants.  Also under investor relations, costs for attendance at trade shows and related travel were $23,968 less than the prior year.  Listing and filing fees of $13,672 (2005 - $7,752) were up in the current year due to more financing activity.

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

Selected Quarterly Financial Data (unaudited)

	2007 $				2006 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(92,965)	(533,726)*	(154,418)	(91,113)	(44,306)	(111,284)	(110,381)	(69,597)
Loss per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)

*	During the second quarter of 2007, the Company issued 2,040,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $433,650.

Fourth quarter ended July 31, 2007 compared to fourth quarter ended July 31, 2006

The loss for the fourth quarter was $91,113 ($0.01 per share) compared to a loss of $69,597 ($0.00 per share) in the fourth quarter of the prior year.  The increased loss for the quarter over the prior year is mainly due to the non-cash stock-based compensation expense of $64,070 offset by a reduction in spending in general exploration of $37,503.

B.	Liquidity and Capital Resources

At July 31, 2007, we had $2,106,551 (2006 - $1,590,245) in cash and cash equivalents and working capital of $2,048,884 (2006 - $1,538,449).  Management has estimated that we will have adequate funds from existing working capital to meet our corporate, administrative and property obligations for the coming year.  If we are to advance or develop our mineral properties further, it will be necessary to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

We have no contractual obligations other than mineral property holding and finder’s fee costs.

Operating Activities

Operating activities required a funding of $304,561 in 2007 and $398,433 and $206,038 for the years ending July 31, 2006 and July 31, 2005, respectively.

Financing Activities

A total of $2,124,312 was raised in fiscal 2007 through the exercise of warrants and options.  A summary of the components of the funds raised in 2007 and the two prior years is as follows:

	2007 $	2006 $	2005 $
Private placement	-	2,030,000	100,000
Exercise of stock options	22,500	5,500	5,500
Exercise of warrants	2,101,812	26,250	-
	2,124,312	2,061,750	105,500

In September 2006, $22,500 was raised from the exercise of 75,000 stock options that had an exercise price of $0.30 per share.  An additional $2,101,812 was raised throughout the year from the exercise of 8,407,250 warrants that had an exercise price of $0.25 per share.

In January 2006, the Company completed a private placement consisting of 5,150,000 units at a price of $0.20 per unit for total proceeds of $1,030,000.  In June 2006, the Company completed a second private placement consisting of 5,000,000 units at a price of $0.20 per unit for total proceeds of $1,000,000.  $5,500 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share.  An additional $26,250 was raised from the exercise of 105,000 warrants that had an exercise price of $0.25 per share.

Investing Activities

A total of $1,172,921 in cash was spent on the Company’s various mineral properties in 2007.  All of the funds were spent on properties in Mexico.  The most active exploration program was on the Rodeo property where $523,715 (2006 - $53,109) was spent, which included $371,293 of drilling.  Cash exploration costs at our other properties were $110,150 (2006 - $109,441) at Yerbabuena; $370,028 (2006 - $55,763) at the Maijoma, El Alamo and Camino Rojo properties; $138,126 (2006 - $356,455) at Mecatona and $30,902 (2006 - $20,174) at the El Rincon property.

Acquisitions and Disposals

See Item 4.A - “General Background”.

Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties.  See Item 3.D.-”Risk Factors”.

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

The following table lists as of December 31, 2007 the names of our directors and senior management.  Each of the directors and senior officers has served in his respective capacity since his election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 5
Our Directors and Senior Management

Name	Position with Canplats	Date of First Appointment	Age
R.E. Gordon Davis(1)(2)(3)	Chairman, CEO and Director	March 2000	69
Robert A. Quartermain(1)(2)(3)	Director	March 2000	52
James W. Tutton(1)(2)(3)	Director	October 1999	68
Bruce A. Youngman(3)	President and COO	December 2007	50
Kenneth C. McNaughton(3)	Vice President, Exploration	March 2000	49
Tom S.Q. Yip(3)	Vice President, Finance & CFO	July 2007	50
John J. Kim(3)	Corporate Secretary	December 2007	40
Joseph J. Ovsenek(3)	Assistant Corporate Secretary	January 2004	49

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Resident of Canada

Resumes

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

R.E. Gordon Davis

Mr. Davis is our Chairman and Chief Executive Officer and responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations.  Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962.  He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982.  Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd. and Golden Knight Resources Inc.  In addition, Mr. Davis is a director of Silver Standard, a mineral resource exploration company (whose shares are listed on the Toronto Stock Exchange and Nasdaq Global Market) with which we have two common directors and common officers.  Mr. Davis is also a director of Pacific Ridge Exploration Ltd.

Robert A. Quartermain

Mr. Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration.  From 1976 to 1981 he worked for the Geological Survey of Canada and private industry on mapping and exploration programs in the Northwest Territories and Eastern Canada.  Mr. Quartermain worked for Teck Corp. from 1981-1984 before becoming president and a director of Silver Standard Resources Inc. in 1985.  A position he currently holds.  He is currently President of the Silver Institute an International body of silver explorers, producers, manufacturers and financiers.

James W. Tutton

Mr. Tutton is a self-employed business consultant.  From 1968 to 1992 he was employed as Chairman, President and Director of Webb & Knapp (Canada) Ltd. following amalgamation with Wolstencroft Agencies Ltd.  Mr. Tutton also serves as a director of Archon Minerals Limited, Horseshoe Gold Mining Inc., Finlay Minerals Ltd., Consolidated Firstfund Capital Corp., New Nadina Explorations Limited, Williams Creek Explorations Limited and Prism Resources Inc.

Bruce A. Youngman

Mr. Youngman has been appointed President and Chief Operating Officer to lead our management team in advancing our exploration programs at the Camino Rojo Project and at our other properties.  Mr. Youngman has over 25 years of experience in mineral exploration and public company management.  Mr. Youngman served as a director and senior officer of Northern Dynasty Minerals Ltd. and was closely involved in the acquisition and exploration of the Pebble Gold-Copper Porphyry Project in Alaska.

Kenneth C. McNaughton

Mr. McNaughton devotes approximately 7% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. McNaughton is a professional engineer and earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor.  Before joining Silver Standard in 1991 as Vice President, Exploration, he worked as contract engineer forOretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia.  From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.  Mr. McNaughton also serves as a director of Minco Silver Corporation.

Tom S.Q. Yip

Mr. Yip devotes approximately 5% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. Yip is Vice President, Finance and Chief Financial Officer.  His career includes 22 years in senior financial management positions in the resources and mining industry. Prior to joining Silver Standard, he held the position of Vice-President and Chief Financial Officer at Asarco, LLC.  He also held finance roles of increasing responsibility at Echo Bay Mines Ltd., including Vice-President, Finance and Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003.  Mr. Yip is a chartered accountant and holds a Bachelor of Commerce in Business Administration from the University of Alberta.

John J. Kim

Mr. Kim devotes approximately 10% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. Kim has over ten years experience as a paralegal at several law firms in Vancouver practising in the area of securities and corporate finance.  His experience includes legal matters related to acquisitions, mergers, takeovers, initial public offerings, secondary financings, cross-border financings, stock option plans, public company disclosure requirements and stock exchange listings as well as SEDAR, SEDI and EDGAR filings.  Mr. Kim’s primarily responsible for our securities and corporate filings management.  He is currently the Assistant Corporate Secretary for Silver Standard Resources Inc.

Joseph J. Ovsenek

Mr. Ovsenek devotes approximately 5% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. Ovsenek is Senior Vice President, Corporate of Silver Standard and is responsible for Silver Standard’s day-to-day corporate activities, including corporate and securities compliance.  Mr. Ovsenek has been a practicing corporate lawyer for over seventeen years, and holds a Bachelor of Law degree from the University of Toronto.  He originally joined Silver Standard as legal counsel in 1996.  He is also a registered professional engineer, and holds a Bachelor of Science degree from the University of British Columbia.  Mr. Ovsenek also serves as a director of Esperanza Silver Corporation.

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

We currently have two Named Executive Officers, R.E. Gordon Davis, the Chairman and Chief Executive Officer and Tom S.Q. Yip, the Chief Financial Officer of the Company.

Summary Compensation Table

Table No. 6
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts

Shares or
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#) (2)	Units Subject to Resale Restrictions ($)	LTIP Payouts ($) (4)	All Other Compen- sation ($)
R.E. Gordon Davis Chairman, CEO and Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	350,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ross A. Mitchell Vice President, Finance(3)(4)	2007 2006 2005	$11,894 $6,155 $5,288	Nil Nil Nil	Nil Nil Nil	100,000 Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tom S.Q. Yip Vice President, Finance and CFO (4)	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Fiscal years ended July 31.
(2)	Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end.
(3)
We did not compensate Mr. Mitchell directly; however, Mr. Mitchell received remuneration as an officer of Silver Standard, a portion of which is charged to us by Silver Standard pursuant to the Management Agreement we have with Silver Standard. See Item 6.D “Employees” for further details.

(4)	Mr. Mitchell resigned as Vice President, Finance on July 30, 2007. Mr. Tom S.Q. Yip was appointed Vice President, Finance and Chief Financial Officer on July 30, 2007.

Long Term Incentive Plan

Long term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  We did not grant any LTIPs during the recently completed fiscal year ended July 31, 2007.

Options and SARs

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our shares.  No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended July 31, 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2007, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Table No. 8
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (2) Exercisable/ Unexercisable
R.E. Gordon Davis	Nil	Nil	225,000 / 175,000	500 / 0
Ross A. Mitchell	Nil	Nil	75,000 / 50,000	250 / 0
Tom S.Q. Yip	Nil	Nil	0 / 0	0 / 0

(1)	Valued using the closing price of our common shares on the TSX Venture Exchange (the “Exchange”) on the date of exercise, less the exercise price per share.
(2)
Valued using the closing price of our common shares on the Exchange on July 31, 2007, being the last trading day of our shares for the financial year, of $0.38 per share, less the exercise price per share.

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

Compensation to Directors and Executive Officers

Compensation of Directors who are not Executive Officers

During fiscal 2007, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts.

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2007, by directors who are not Named Executive Officers, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Table No. 10

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2)Exercisable/ Unexercisable
Directors who are not Named Executive Officers (2)	0	0	320,000 / 120,000	70,000 / 0

(1)	Valued using the closing price of our common shares on the Exchange on the date of exercise, less the exercise price per share.
(2)
Valued using the closing price of our common shares on the Exchange on July 31, 2007, being the last trading day of our shares for the financial year, of $0.38 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, our directors did not receive compensation for services provided to us in their capacities as directors and/or consultants and/or experts.

Compensation of Directors and Senior Officers

Total compensation for all directors and senior officers during the year ended July 31, 2007 totalled $49,003, based on hourly rates charged for personnel by Silver Standard, which included direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings (see Item 6.D. - “Employees”).  The reported figure is for direct salary costs and benefits only.

Executive Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).  Our board of directors adopted the 2003 Stock Option Plan under which 10% of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options (including previously issued stock options). The 2003 Stock Option Plan was first approved by our shareholders at our 2003 Annual General Meeting held on December 17, 2003 and has been approved and ratified by our shareholders at each of our subsequent Annual General Meetings, including our 2007 Annual General Meeting held on December 19, 2007.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of July 31, 2007.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 11
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price*	Expiry Date
Executive Officers	50,000 350,000	$0.37 $0.44	January 12, 2008 December 19, 2011
Directors who are not Executive Officers	70,000 500,000	$0.37 $0.44	January 12, 2008 December 19, 2011
Employees and Consultants	415,000 1,190,000	$0.37 $0.44	January 12, 2008 December 19, 2011
Total:	2,575,000

In the year ended July 31, 2006, 8,515,250 common share purchase warrants were issued relating to two private placements.  Of the warrants issued, 7,575,000 were issued for cash of $611,784 and 940,250 were issued for finder’s and broker’s fees.  The fair value assigned to the 940,250 warrants issued was $72,646.

During 2006, 5,870,000 warrants expired.  The value assigned to these warrants of $65,000 was reclassified to contributed surplus.  During the current year, 3,000 warrants expired.  The value assigned to these warrants of $279 has been reclassified to contributed surplus.

In the year ended July 31, 2007, 8,407,250 common share purchase warrants were exercised for cash of $2,101,812.  As at July 31, 2007, we have no share purchase warrants outstanding.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed.  We do not have an executive committee.  All directors are elected for a one-year term.  All officers serve at the pleasure of the Board. We held an annual general meeting of our shareholders on December 19, 2007 and anticipate holding our next annual general meeting of our shareholders in December of 2008.

Our Board of Directors has two committees: the Audit Committee and the Compensation Committee.  The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

The Audit Committee, comprised of R.E. Gordon Davis, Robert A. Quartermain and James W. Tutton, has the responsibility of reviewing with our Auditor all financial statements to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.  Following its review, the Audit Committee must submit a report on the financial statements to the Board of Directors.

The Compensation Committee, comprised of R.E. Gordon Davis, Robert A. Quartermain and James W. Tutton, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

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

E.	Share Ownership

The following table sets out, as of December 31, 2007 the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 12
Named Executive Officer Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class
R.E. Gordon Davis	Common	1,864,250*	3.8%
Tom S.Q. Yip	Common	50,000*	0.1%

*includes options and warrants exercisable within 60 days.

As at December 31, 2007, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,761,800 common shares and no share purchase warrants.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of December 31, 2007.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 13
Named Executive Officer Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.E. Gordon Davis	350,000 200,000	$0.44 $0.44	December 19, 2011 October 24, 2012
Tom S.Q. Yip	100,000	$0.44	October 24, 2012

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

On July 31, 2007, the shareholders’ list for our common stock showed 1,492 registered shareholders and 48,810,056 shares outstanding.  1,229 of these registered shareholders were U.S. residents, owning 7,164,612, shares representing 15% of our issued and outstanding shares.

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

During 2007, we accrued $354,936 (2006 - $312,300) in geological support, management and administration expenses to Silver Standard.  Included in amounts payable at July 31, 2007 is $20,850 (2006 - $47,469) payable to Silver Standard.  During fiscal 2006, we sold property, plant and equipment to a related company for proceeds of $19,722.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

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

Exhibited hereto are audited financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	PricewaterhouseCoopers LLP Auditors’ Report, dated November 20, 2007.

(b)	Consolidated Balance Sheets as at July 31, 2007 and July 31, 2006 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended July 31, 2007, July 31, 2006 and July 31, 2005 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended July 31, 2007, July 31, 2006 and July 31, 2005 (in Canadian Dollars).

(e)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended July 31, 2007, July 31, 2006 and July 31, 2005 (in Canadian Dollars).

(f)	Notes to Consolidated Financial Statements for the years ended July 31, 2007, July 31, 2006 and July 31, 2005 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, July 31, 2007, other than the following:

(a)	on October 24, 2007, we granted 1,620,000 stock options to our directors, officers, employees and consultants at an exercise price of $0.44 and an expiry date of October 24, 2012;

(b)	on December 3, 2007, we granted 100,000 stock options to a consultant at an exercise price of $1.82 with an expiry date of December 3, 2021;

(c)	on December 6, 2007, we granted 50,000 stock options to a consultant at an exercise price of $1.87 with an expiry date of December 6, 2021;

(d)	on December 20, 2007, we granted 350,000 stock options to an officer and to a consultant at an exercise price of $2.89 with an expiry date of December 20, 2021; and

(e)	on January 21, 2008 we announced additional drill results from our Camino Rojo Project.

Item 9	The Offer and Listing

A.	Offer and Listing Details

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

Our initial public offering prospectus was filed with and receipted by the British Columbia and Alberta Securities Commissions on February 14, 2001.  Effective March 22, 2001, our common shares again commenced trading on the TSX Venture Exchange (“TSX-V”) in Toronto, Ontario, Canada, under the trading symbol CPQ and CUSIP #138054-10-1.

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2007; and (c) each month for the past six months.

Table No. 14
High and Low Price for the Five Most Recent Fiscal Years
on the TSX-V (Cdn$’s)

Fiscal Year Ended	High	Low
July 31, 2007	$0.56	$0.31
July 31, 2006	$0.37	$0.10
July 31, 2005	$0.49	$0.12
July 31, 2004	$0.84	$0.095
July 31, 2003	$0.14	$0.04

Table No. 15
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2007 on the TSX-V (Cdn$’s)

Period Ended	High	Low
October 31, 2007	$0.54	$0.23
July 31, 2007	$0.40	$0.31
April 30, 2007	$0.56	$0.36
January 31, 2007	$0.49	$0.33
October 31, 2006	$0.43	$0.31
July 31, 2006	$0.37	$0.185
April 30, 2006	$0.35	$0.225
January 31, 2006	$0.335	$0.10
October 31, 2005	$0.155	$0.10

Table No. 16
High and Low Prices for each Month for the Past Six Months on the TSX-V (Cdn$’s)

Month Ended	High	Low
December 31, 2007	$3.84	$1.80
November 30, 2007	$2.23	$0.40
October 31, 2007	$0.54	$0.24
September 30, 2007	$0.32	$0.23
August 31, 2007	$0.41	$0.23
July 31, 2007	$0.39	$0.33

B.	Plan of Distribution

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

2.
Consulting and finder’s fee agreement between La Cuesta International, Inc. and Canplats dated January 1, 2006 applicable to the Maijoma Prospect, El Alamo Prospect and Camino Rojo Project.  See Item 4.B - “Business Overview” under the headings “Maijoma Prospect”, “El Alamo Prospect and Camino Rojo Project for a description of the consulting and finder’s agreement.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence inrelation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Canplats and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2007 WTO Review Threshold is C$281,000,000.

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

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they arerelevant.  Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada’s ability to compete in world markets.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independentpersonal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  The Company recommends security holders seek the advice of their own Canadian and U.S. tax advisors.

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

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of dispositionwill, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend.  In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received.  These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverseand beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The Company recommends holders and prospective holders of common shares of the Company consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements fordeductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the common shares in the Company.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares of the Company cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making amark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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

As of July 31, 2007, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed in each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended July 31, 2007	Fiscal year ended July 31, 2006
Audit Fees(1)	$17,000	$10,500
All Other Fees	$146	Nil
Total	$17,146	$10,500

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

All services provided by our principal accountant in 2007 were pre-approved by our audit committee.

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

- 49/50 -

A.     Financial Statements

Canplats Resources Corporation

Consolidated Financial Statements
July 31, 2007, 2006 and 2005 (in Canadian dollars)

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

“R.E. Gordon Davis”                                                                                           “Tom S.Q. Yip”

R.E. Gordon Davis                                                                                      Tom S.Q. Yip
President                                                                                           Vice President Finance & CFO

November 20, 2007

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the shareholders of
Canplats Resources Corporation

We have audited the consolidated balance sheets of Canplats Resources Corporation (the “Company”) as at July 31, 2007 and July 31, 2006 and the statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2007 and July 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated October 7, 2005.

Chartered Accountants
Vancouver, B. C., Canada
November 20, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricwaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

As at July 31
(expressed in Canadian dollars)

	2007	2006
	$	$

ASSETS

Current
Cash and cash equivalents	2,106,551	1,590,245
Receivables	6,066	20,139
Prepaid expense	10,229	13,866
Total current assets	2,122,846	1,624,250
Value added tax recoverable	182,523	51,999
Mineral properties (note 4)	3,585,042	2,394,421
Total assets	5,890,411	4,070,670

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	53,112	38,332
Due to related parties (note 8)	20,850	47,469
	73,962	85,801

Future income tax liability (note 9(b))	217,900	200,200
Total liabilities	291,862	286,001

Shareholders’ equity

Share capital issued (note 5)	15,538,867	12,725,289
Value assigned to stock options and warrants	657,923	785,678
Contributed surplus	316,729	316,450
Deficit	(10,914,970)	(10,042,748)
Total shareholders’ equity	5,598,549	3,784,669
Total liabilities and shareholders’ equity	5,890,411	4,070,670

Subsequent event (note 15)

Approved by the Board of Directors

“James W. Tutton”                                                                                                            “R.E. Gordon Davis”

James W. Tutton, Director                                                                                                R.E. Gordon Davis, Director

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31
(expressed in Canadian dollars, except number of shares)

	2007	2006	2005
	$	$	$

Expenses
Bank charges	3,586	1,571	1,556
General exploration	128,808	134,878	14,780
Insurance	4,204	10,457	7,481
Investor relations	88,800	87,930	156,928
Listing and filing fees	9,942	13,672	7,752
Office	13,807	6,691	11,186
Professional fees	34,525	10,500	11,230
Salaries	60,921	58,363	49,225
Shareholder relations	11,842	12,318	19,318
Stock-based compensation (note 6)	561,790	-	111,000
Transfer agents	12,422	11,924	11,975
	(930,647)	(348,304)	(402,431)

Other income (loss)
Interest income	75,813	18,319	21,239
Foreign exchange loss	(17,388)	(11,687)	(14,875)
Recovery (write-off) of mineral properties (note 4)	-	6,104	(1,133,280)
	58,425	12,736	(1,126,916)

Loss before income taxes	(872,222)	(335,568)	(1,529,347)
Future income tax recovery (note 9(d))	-	-	35,600

Loss for the year	(872,222)	(335,568)	(1,493,747)

Deficit, beginning of the year	(10,042,748)	(9,707,180)	(8,213,433)
Deficit, end of the year	(10,914,970)	(10,042,748)	(9,707,180)

Weighted average number of issued shares	44,709,023	32,390,739	29,348,744
Basic and diluted loss per common share	(0.02)	(0.01)	(0.05)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31
(expressed in Canadian dollars)

	2007	2006	2005
	$	$	$
OPERATING ACTIVITIES
Loss for the year	(872,222)	(335,568)	(1,493,747)
Non-cash items:
Stock-based compensation	561,790	-	111,000
Write-off (recovery) of mineral properties	-	(6,104)	1,133,280
Future income tax recovery	-	-	(35,600)
	(310,432)	(341,672)	(285,067)
Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	17,710	(6,470)	16,989
Accounts payable and accrued liabilities	14,780	(10,230)	(15,073)
Due from (to) related parties	(26,619)	(40,061)	77,113
Cash used in operating activities	(304,561)	(398,433)	(206,038)

FINANCING ACTIVITIES
Shares and warrants issued for cash	2,124,312	2,061,750	105,500
Share issue costs	-	(5,828)	(675)
Cash generated by financing activities	2,124,312	2,055,922	104,825

INVESTING ACTIVITIES
Mineral property costs	(1,172,921)	(594,942)	(997,369)
Increase in foreign value added tax recovery (net)	(130,524)	21,725	4,421
Sale of property, plant and equipment	-	19,722	-
Cash used in investing activities	(1,303,445)	(553,495)	(992,948)

Increase (decrease) in cash and cash equivalents	516,306	1,103,994	(1,094,161)

Cash and cash equivalents - Beginning of year	1,590,245	486,251	1,580,412
Cash and cash equivalents - End of year	2,106,551	1,590,245	486,251

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY

Years Ended July 31
(expressed in Canadian dollars except number of shares)

	Number of Common Shares	Share Capital Issued $	Value Assigned to Stock Options and Warrants $	Contributed Surplus $	Deficit $	Total Shareholders’ Equity $
Balance at July 31, 2004	29,142,306	11,267,220	324,050	–	(8,213,433)	3,377,837
For cash	300,000	105,500	–	–	–	105,500
Value assigned to options granted	–	-	111,000	–	–	111,000
Value assigned to options exercised	–	3,800	(3,800)	–	–	–
Future income tax recovery	–	(35,600)	-	–	–	(35,600)
Share issue costs	–	(675)	-	–	–	(675)
Loss for the year	–	–	–	–	(1,493,747)	(1,493,747)
Balance at July 31, 2005	29,442,306	11,340,245	431,250	–	(9,707,180)	2,064,315
For cash:
Private placements	10,150,000	1,418,216	611,784	-	-	2,030,000
Exercise of options	50,000	5,500	-	-	-	5,500
Exercise of warrants	105,000	26,250	-	-	-	26,250
Non-cash:
Value assigned to warrants granted	-	-	72,646	-	-	72,646
Value assigned to options exercised	-	3,800	(3,800)	-	-	-
Value assigned to warrants exercised	-	9,752	(9,752)	-	-	-
Value assigned to expired warrants and options	-	-	(316,450)	316,450	-	-
Shares issued for finder’s fees on private placement	580,500	80,716	-	-	-	80,716
Share issue costs	-	(159,190)	-	-	-	(159,190)
Loss for the year	-	-	-	-	(335,568)	(335,568)
Balance at July 31, 2006	40,327,806	12,725,289	785,678	316,450	(10,042,748)	3,784,669
For cash
Exercise of options	75,000	22,500	-	-	-	22,500
Exercise of warrants	8,407,250	2,101,812	-	-	-	2,101,812
Non-cash:
Value assigned to options granted	-	-	561,790			561,790
Value assigned to options exercised	-	14,900	(14,900)	-	-	-
Value assigned to warrants exercised	-	674,366	(674,366)	-	-	-
Value assigned to expired warrants	-	-	(279)	279	-	-
Loss for the year	-	-	-	-	(872,222)	(872,222)
Balance at July 31, 2007	48,810,056	15,538,867	657,923	316,729	(10,914,970)	5,598,549

        The accompanying notes are an integral part of the consolidated financial statements.

1.	NATURE AND CONTINUANCE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

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

The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred exploration expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are the determination of asset impairment, stock-based compensation and future income tax balances.  Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total assets or results of operations, and do not affect previously reported cash flows from operating or financing activities.

        The accompanying notes are an integral part of the consolidated financial statements.

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

Mineral properties
The Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

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

        The accompanying notes are an integral part of the consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization.  The Company provides for amortization calculated using the declining balance method at rates ranging from 20% to 30% per annum.  Amortization commences at the time when the assets are available for use.

Stock-based compensation

Compensation expense for stock options and warrants granted are measured at the fair value at the grant date using the Black-Scholes valuation model and are recognized over the vesting period of the options and warrants granted.  In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options and warrants within shareholders’ equity are subsequently reduced if the options and warrants are exercised with the amount recorded credited to share capital.  Any values assigned to stock options and warrants that have expired are credited to contributed surplus.

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

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

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

If the Company has sufficient eligible unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

        The accompanying notes are an integral part of the consolidated financial statements.

3.      ACCOUNTING PRONOUNCEMENTS

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  These new standards will be applied to the Company starting August 1, 2007.  The Company does not anticipate these accounting pronouncements to have any material impact on its results of operation and financial position.

4.      MINERAL PROPERTY COSTS

The Company’s mineral properties are as follows:

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	51,119	6,779	-	2,394,421

Acquisition costs	11,161	34,298	11,189	39,986	17,467	17,268	15,912	147,281

Admin and office	20,770	4,515	703	8,439	6,480	5,721	369	46,997
Assaying	20,060	-	-	26,237	12,702	-	2,836	61,835
Claim taxes	20,917	15,374	18,449	20,950	16,587	28,737	-	121,014
Consulting	5,328	1,156	23	689	3,524	3,137	-	13,857
Foreign exchange gain	(13,451)	4,863	(130)	7,468	1,652	(3,853)	(442)	(3,893)
Drilling	371,293	-	-	-	-	-	-	371,293
Gas and Oil	1,943	-	-	-	-	-	-	1,943
Geology consulting	-	-	-	7,736	2,112	-	-	9,848
Geology salaries	1,519	1,494	281	13,325	3,869	558	-	21,046
Geophysics	64	26,437	-	-	46,278	65,372	-	138,151
Heavy and light equipment	41,126	1,067	35	1,019	2,524	1,010	-	46,781
Legal	1,140	-	-	1,019	-	-	-	2,159
Licenses and government fees	-	6	-	-	-	34	-	40
Living costs and travel	12,132	4,253	-	4,800	13,830	12,413	167	47,595
Maps, prints and film	-	-	-	(99)	2,109	9	-	2,019
Property holding costs associated with future income taxes	592	(270)	2,376	4,673	4,436	3,625	2,268	17,700
Storage	6,255	1,673	-	1,712	183	-	-	9,823
Supervision project and labour	23,064	15,014	352	4,845	42,133	49,301	-	134,709
Supplies	394	-	-	-	29	-	-	423

Exploration costs for the year	513,146	75,582	22,089	102,813	158,448	166,064	5,198	1,043,340

Balance, July 31, 2007	1,303,921	1,163,862	165,916	513,088	227,034	190,111	21,110	3,585,042

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Other
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$

Balance, July 31, 2005	699,999	908,536	107,948	-	-	1,716,483

Acquisition costs	-	28,947	11,387	22,931	-	63,265

Amortization	230	482	46	1,354	184	2,296
Assaying	2,374	9,235	-	21,382	9,245	42,236
Claim taxes	22,205	12,085	7,154	28,857	-	70,301
Consulting and contracting services	-	2,659	-	3,509	-	6,168
Drafting salaries and consulting	472	-	-	11,798	-	12,270
Drilling	-	-	-	115,334	-	115,334
Foreign exchange	123	(1,989)	445	2,036	2,186	2,801
Geology consulting	-	-	-	48,050	1,466	49,516
Geology salaries and consulting	7,434	1,478	-	23,281	3,620	35,813
Geophysics airborne and ground	-	-	1,106	-	-	1,106
Equipment	3,638	3,173	-	19,338	363	26,512
Labour and expediting	13,283	33,995	-	22,817	9,312	79,407
Legal	-	234	-	890	-	1,124
Licenses and government fees	-	1,055	-	10,132	10,274	21,461
Living costs and travel	2,232	2,480	-	14,991	4,730	24,433
Maps, prints and film	300	186	-	273	13,664	14,423
Office expenses	1,048	644	82	3,978	455	6,207
Property holding costs associated with future income taxes	26,276	35,523	4,470	12,480	1,951	80,700
Storage	-	12,499	-	4,669	117	17,285
Supplies	-	2,760	-	2,189	331	5,280

Exploration costs for the year	79,615	116,499	13,303	347,358	57,898	614,673

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	57,898	2,394,421

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico.  The property is subject to a finder’s fee consisting of US$5,000 on acquisition; the greater of US$5,000  or 2% of all direct exploration expenditures every six months thereafter and a 0.25% net smelter royalty.  The maximum amount payable in respect of this finder’s fee is US$500,000.  The property is also subject to a right of first offer (note 12(a)).

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

Yerbabuena, Mexico

In fiscal 2003, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico.  The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the Company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property.  On commencement of commercial production on the property, the Company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty.  The Company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement.  The property is also subject to a right of first offer (note 12(a)).

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

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”) can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures (note 12(a)).

Mecatona, Mexico

In fiscal 2006, the Company acquired, by a combination of option agreements and staking, four claim blocks for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico located approximately 20 kilometres south of Parral.

For two claim blocks, the Company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid).  Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006 (paid), US$20,000 on November 25, 2007, US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000.  For the other claim block, subsequent option payments are US$20,000 on November 26, 2006 (paid), US$30,000 on November 26, 2007, US$50,000 on November 26, 2008, $90,000 on November 26, 2009 and US$800,000 on November 26, 2010.  The Company acquired the other two claim blocks by staking.

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

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

On and prior to the Company expending US$1.5 million on the property, Silver Standard can earn a 51% interest in Mecatona by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures (note 12(a)).

Maijoma, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the Maijoma Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Maijoma property is US$2,000,000.

El Alamo, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the El Alamo Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Alamo property is US$2,000,000.

Camino Rojo, Mexico

In fiscal 2007, the Company acquired, by staking, the Camino Rojo property in Zacatecas State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Camino Rojo property is US$2,000,000.

OTHER PROPERTIES

Grand Bay, Canada

The Company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003.  In January 2002, the Company met its obligations and earned a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003.  Based on exploration results, the property was abandoned and $346,297 in costs was written-off during fiscal 2005.  Currently the Company’s claims will lapse on the property in February 2010.

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

Geikie, Canada

The Company had an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the Company for $500,000.  Based on exploration results, the property was abandoned and $520,149 in costs was written-off during fiscal 2005 and our claims on the property have since lapsed.

Stucco, Canada

The Company had a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares.  The vendors retain a 2% NSR of which 1% could be purchased for $1,000,000 and the remaining 1% could be purchased on a right of first refusal basis.

In September 2001, the Company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property.  Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years.  In fiscal 2004 PGM terminated the option agreement.  Based on exploration results, the property was abandoned and $12,176 in costs was written-off during fiscal 2005 and our claims on the property have since lapsed.

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

        The accompanying notes are an integral part of the consolidated financial statements.

5.	SHARE CAPITAL

Authorized:  Unlimited common shares without par value.

The Company had the following shares issued and outstanding:
	Number of Shares	$
Balance, July 31, 2004	29,142,306	11,267,220
For cash:
Private placement (a)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options exercised	-	3,800
Flow-through shares - future income tax recovery (note 9(d))	-	(35,600)
Share issue costs	-	(675)
Balance, July 31, 2005	29,442,306	11,340,245
For cash:
Private placements (b) and (c)	10,150,000	1,418,216
Exercise of options	50,000	5,500
Exercise of warrants	105,000	26,250
Value assigned to options exercised	-	3,800
Value assigned to warrants exercised	-	9,752
Shares issued for finder’s fees	580,500	80,716
Share issue costs	-	(159,190)
Balance, July 31, 2006	40,327,806	12,725,289
For cash:
Exercise of options	75,000	22,500
Exercise of warrants (note 7)	8,407,250	2,101,812
Value assigned to options exercised	-	14,900
Value assigned to warrants exercised	-	674,366
Balance, July 31, 2007	48,810,056	15,538,867

As at July 31, 2007 and 2006, the Company had no shares subject to escrow agreements.

(a)	In October 2004, the Company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received.

(b)
In January 2006, the Company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000.  The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants.  Each unit consisted of one common share and one half of a common share purchase warrant.  Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement.  The value assigned to these finder’s fee units was $43,073 to the shares and $13,027 to the warrants.

        The accompanying notes are an integral part of the consolidated financial statements.

5.	SHARE CAPITAL (continued)

The fair value of the common share purchase warrants issued as part of the private placement in January 2006 were based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.8
Term to expiry (years)	2.0
Expected volatility (%)	104

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

The fair value of the common share purchase warrants issued as part of the private placement in June 2006 were based on the Black-Scholes pricing model, using the following weighted average assumptions:

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

6.      STOCK OPTIONS

The Company has a share option plan for its employees, directors, officers and consultants.  The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company.  The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date.  The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

        The accompanying notes are an integral part of the consolidated financial statements.

6.    STOCK OPTIONS (continued)

During the year ended July 31, 2007, 2,040,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $0.44.  These options had a fair value assigned of $0.37 per option based on the Black-Scholes option pricing model.  The Company amortizes the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  The fair value of options that was charged to the statements of loss and deficit was $561,790 in the current year.  During 2006, 1,170,000 options expired.  The value assigned to these options of $251,450 was reclassified to contributed surplus.

The fair value of these stock options issued in 2007 was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.85
Term to expiry (years)	5.0
Expected volatility (%)	117

Stock options issued are as follows:

		2007		2006		2005
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Options outstanding at August 1	610,000	0.36	1,830,000	0.35	1,270,000	0.33
Granted	2,040,000	0.44	-	-	610,000	0.36
Expired	-	-	(1,170,000)	0.35	-	-
Exercised	(75,000)	0.30	(50,000)	0.11	(50,000)	0.11

Options outstanding at July 31	2,575,000	0.43	610,000	0.36	1,830,000	0.35

Options exercisable at July 31	1,555,000	0.42	610,000	0.36	1,830,000	0.35

The following table summarizes information about stock options outstanding and exercisable at July 31, 2007:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)
0.37	535,000	535,000	January 12, 2008	0.5
0.44	2,040,000	1,020,000	December 19, 2011	4.4
	2,575,000	1,555,000		3.6

        The accompanying notes are an integral part of the consolidated financial statements.

7.	WARRANTS

In the year ended July 31, 2007, 8,407,250 common share purchase warrants were exercised for cash of $2,101,812.

In the year ended July 31, 2006, 8,515,250 common share purchase warrants were issued relating to two private placements.  Of the warrants issued, 7,575,000 were issued for cash of $611,784 and 940,250 were issued for finder’s and broker’s fees.  The fair value assigned to the 940,250 warrants issued was $72,646.

During 2006, 5,870,000 warrants expired.  The value assigned to these warrants of $65,000 was reclassified to contributed surplus.  During the current year, 3,000 warrants expired.  The value assigned to these warrants of $279 has been reclassified to contributed surplus.

Warrants issued are as follows:

		2007		2006		2005
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Warrants outstanding at August 1	8,410,250	0.25	5,870,000	0.40	5,870,000	0.40
Issued (note 5(b) and 5(c))	-	-	8,515,250	0.25	-	-
Expired	(3,000)	0.25	(5,870,000)	0.40	-	-
Exercised	(8,407,250)	0.25	(105,000)	0.25	-	-
Warrants outstanding at July 31	-	-	8,410,250	0.25	5,870,000	0.40

8.	RELATED PARTY TRANSACTIONS

The Company accrued $354,936 (2006 - $312,300) in geological support, management and administration expenses to Silver Standard, a company of which two directors are also directors of the Company.   During fiscal 2006, the Company sold its property, plant and equipment to a related company for proceeds of $19,722.  Included in amounts payable at July 31, 2007 is $20,850 (2006 - $47,469) payable to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

        The accompanying notes are an integral part of the consolidated financial statements.

9.	INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2007	2006	2005
	$	$	$

Statutory tax rate	34.1%	34.1%	35.6%

Loss for the year before taxes	(872,222)	(335,568)	(1,493,747)
Provision for income taxes based on statutory rates	(297,500)	(114,500)	(531,800)
Non deductible expenses	216,400	22,500	431,400
Future income tax recovery	-	-	35,600
Unrecognized benefit of net operating losses carried forward	81,100	92,000	100,400
	-	-	35,600

(b)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets and liabilities as of July 31 are as follows:

	2007	2006
	$	$
Future tax assets:
Mineral properties	1,489,600	1,445,600
Finance charge	36,000	55,100
Non-capital losses	503,000	436,600
	2,028,600	1,937,300
Future tax liability:
Mineral properties	(217,900)	(200,200)

Valuation allowance	(2,028,600)	(1,937,300)
Net future tax liability	(217,900)	(200,200)

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

        The accompanying notes are an integral part of the consolidated financial statements.

9.	INCOME TAXES (continued)

(c)
As of July 31, 2007, the Company has approximately $1,506,177 in operating losses, $5,099,285 in accumulated Canadian and foreign exploration and development expenditures and $105,514 in unclaimed share issuance costs available to reduce future taxable income.  The potential benefit of these losses has not been reflected in these consolidated financial statements.  The operating losses expire as follows:

$
2008	168,300
2009	145,200
2010	123,600
2014	255,200
2015	317,729
2016	263,238
2017	11,410
2027	221,500
1,506,177

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

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
	$	$	$
Non-cash financing activities
Share issue costs	-	(153,362)	–
Share capital issued for finder’s fees	-	80,716	–

        The accompanying notes are an integral part of the consolidated financial statements.

11.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Segment assets by geographic location are as follows:

	July 31, 2007
	Canada $	Mexico $	Total $
Loss for the year	(860,812)	(11,410)	(872,222)
Mineral properties	772,734	2,812,308	3,585,042
Total assets	2,804,236	3,086,175	5,890,411

	July 31, 2006
	Canada $	Mexico $	Total $
Loss for the year	(287,016)	(48,552)	(335,568)
Mineral properties	671,696	1,722,725	2,394,421
Total assets	2,249,668	1,821,002	4,070,670

12.	COMMITMENTS

(a)
The Company has granted to Silver Standard a right of first offer on the Company’s Rodeo and Yerbabuena properties, which properties were referred to the Company by Silver Standard.  Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the Company granted Silver Standard a one-time right to acquire a 51% interest in  any property referred to the Company by Silver Standard that is subsequently acquired by the Company.  This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the Company incurring US$1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the Company on the property at the time of exercise.  The El Rincon and Mecatona properties (note 4) are subject to this back-in right.

(b)
In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services.  The Company pays a monthly amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel.  The agreement is now month-to-month, subject to a 30-day termination notice.

(c)	Mineral property commitments, all of which are optional, are described in note 4.

        The accompanying notes are an integral part of the consolidated financial statements.

13.	FINANCIAL INSTRUMENTS

(a)	Fair value
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
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and receivables.  The Company deposits cash and cash equivalents with financial institutions believed to be of high credit quality.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those applicable in the U.S. GAAP and from the practice promulgated by the United States Securities and Exchange Commission (SEC).  Significant measurement differences between Canadian and U.S. GAAP as they pertain to the accompanying consolidated financial statements are as follows:

(a)	Mining and mineral property assets

Under U.S. GAAP, mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company, for which commercially mineable revenues do not exist.  Under Canadian GAAP, such costs have been deferred.  Due to this difference in treatment, the future income tax liability recorded under Canadian GAAP is not required under U.S. GAAP, and the balance is accordingly reversed.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

(b)	Flow-through equity financing

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

Under U.S. GAAP, no such future tax liability would arise and, accordingly, there would be no associated future income tax recovery.

        The accompanying notes are an integral part of the consolidated financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)
The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of loss and deficit and cash flows are as follows:

Balance Sheets As at July 31	2007 $	2006 $
Assets under Canadian GAAP	5,890,411	4,070,670
Mineral property exploration and development (a)	(3,585,042)	(2,394,421)
Assets under U.S. GAAP	2,305,369	1,676,249
Liabilities under Canadian GAAP	291,862	286,001
Future income tax liability (a)	(217,900)	(200,200)
Liabilities under U.S. GAAP	73,962	85,801
Shareholders’ equity under Canadian GAAP	5,598,549	3,784,669
Mineral property exploration and development (a)	(3,585,042)	(2,394,421)
Future income tax liability (a)	217,900	200,200
Shareholders’ equity under U.S. GAAP	2,231,407	1,590,448

        The accompanying notes are an integral part of the consolidated financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Operations
Years ended July 31	2007 $	2006 $	2005 $
Loss for the year, Canadian GAAP	872,222	335,568	1,493,747
Flow-through shares	-	-	6,250
Mineral property exploration costs (note 4)	1,172,921	597,238	1,006,532
Future income tax recovery	-	-	35,600
Mineral property costs written off for the year	-	-	(1,133,280)
Loss and comprehensive loss for the year, U.S. GAAP	2,045,143	932,806	1,408,849
Weighted average number of shares outstanding	44,709,023	32,390,739	29,348,744
Loss per share, basic and diluted under U.S. GAAP	(0.05)	(0.03)	(0.05)

Statements of Cash Flows
Cash used in operating activities under Canadian GAAP	304,561	398,433	206,038
Mineral property exploration and development expenditures (a)	1,172,921	594,942	997,369
Cash used in operating activities, under U.S. GAAP	1,477,482	993,375	1,203,407
Cash generated by financing activities, under Canadian and U.S. GAAP	2,124,312	2,055,922	104,825
Cash used in investing activities, under Canadian GAAP	1,303,445	553,495	992,948
Mineral property exploration and development expenditures (a)	(1,172,921)	(594,942)	(997,369)
Cash used in (from) investing activities, under U.S. GAAP	130,524	(41,447)	(4,421)
Cash and cash equivalents end of year, under Canadian and U.S. GAAP	2,106,551	1,590,245	486,251

        The accompanying notes are an integral part of the consolidated financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(d)	Impact of recent United States accounting pronouncements

(i)	Uncertainty in income taxes

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

(ii)	Fair value measurements

In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values.  This standard does not require any new fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007.  The Company is currently considering the impact of the adoption of this interpretation.

15.	SUBSEQUENT EVENT

Subsequent to year-end, 1,620,000 stock options were granted to officers, directors, employees and consultants of the Company at an exercise price of $0.44 and an expiry date of October 24, 2012.

        The accompanying notes are an integral part of the consolidated financial statements.

-  END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Canplats Resources Corporation (Company)
Date: January 24, 2008	By: /s/ R.E. Gordon Davis R.E. Gordon Davis, Chairman and CEO

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(a) and 15(d)-14(a)) for the company and have:

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

(c)
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

Date:  January 24, 2008

/s/ R.E. Gordon Davis
R.E. Gordon Davis
Chairman and CEO

- 52/53 -

Exhibit 12.2
CERTIFICATION
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tom S.Q. Yip, certify that:

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(a) and 15(d)-14(a)) for the company and have:

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

(c)
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

Date:  January 24, 2008

/s/ Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO

- 54/55 -

Exhibit 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  January 24, 2008

/s/ R.E. Gordon Davis
R.E. Gordon Davis
Chairman and CEO

Exhibit 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  January 24, 2008

/s/ Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO