Form 20-F
CANPLATS RESOURCES CORP
filed 2009-01-28
CIK 1156297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2008 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period fromto _______________________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report
Commission file number               0-31190
CANPLATS RESOURCES CORPORATION
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1510 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
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
56,748,056
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
Large accelerated filer 	Accelerated filer ☑	Non-accelerated filer 
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

•	uncertainty of production at our mineral exploration properties;

•	risks related to our ability to finance the continued exploration of our mineral properties;

•	risks related to no Proven Mineral Reserves or Probable Mineral Reserves;

•	our history of losses and expectation of future losses;

•	risks related to factors beyond our control;

•	risks and uncertainties associated with new mining operations;

•	risks related to our ability to obtain adequate financing for our planned development activities;

•	lack of infrastructure at our mineral exploration properties;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to mining operations;

•	uncertainties related to title to our mineral properties and the acquisition of surface rights;

•	risks related to governmental regulations, including environmental regulations;

•	commodity price fluctuations;

•	our ability to attract and retain qualified personnel;

•	risks related to reclamation activities on our properties;

•	risks related to political instability and unexpected regulator change;

•	currency fluctuations;

•	increased competition in the mining industry for properties and qualified personnel;

•	risks related to some of our directors and officers involvement with other natural resource companies;

•	enforcement of U.S. judgments and laws in Canada;

•	our ability to attract and retain qualified management;

•	our ability to maintain adequate control over financial reporting; and

•	our classification as a passive foreign investment company under the Internal Revenue Code.

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

  - v/vi -

GLOSSARY OF GEOLOGICAL TERMS
DEFINITIONS AND ABBREVIATIONS

alteration - usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

breccia - rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

claim - that portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

cut-off grade - the minimum grade of mineralization that delimits mineralization that has a reasonable prospect of economic extraction from mineralization that does not have a reasonable prospect of economic extraction.

deposit - a natural occurrence of a useful mineral of sufficient extent and degree to invite exploitation.

fault - a fracture in a rock where there has been displacement of the two sides.

feasibility study means a detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

g/t - grams per tonne.

geophysics - the study of the physical properties of rocks, minerals, and mineral deposits.

grade - the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/ton).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare - a square of 100 meters on each side.

host rock - the rock within which the ore deposit occurs.

igneous - means a rock formed by the cooling of molten silicate material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

  - vii -

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.  This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Mineral Reserve - is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Mineral Resource - is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

mineralization - usually implies minerals of value occurring in rocks.

net profits interest royalty - a royalty based on the profit, allowing for costs directly related to production. The expenses that the operator deducts from revenue are defined in the royalty agreement. Payments generally begin after payback of capital costs. The royalty holder is not responsible for contributing to capital expenses, covering operating losses or environmental liabilities.

net smelter return - means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties.

oz/ton - ounces per ton.

Preliminary Feasibility Study - is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.  This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

- viii -

Probable Mineral Reserve - is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Proven Mineral Reserve - is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.   This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Qualified Person - means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

sedimentary - a rock formed from cemented or compacted sediments.

sediments - are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

sulphide - a mineral compound characterized by the linkage of sulphur with a metal.

veins - the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

In this Annual Report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on December 11, 2005 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This Annual Report uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

- ix/x -

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Jul 31, 2008	Year ended Jul 31, 2007	Year ended Jul 31, 2006	Year ended Jul 31, 2005	Year ended Jul 31, 2004
1.Revenues	Nil	Nil	Nil	Nil	Nil
2.Loss for year*	(3,595,000)	(872,000)	(336,000)	(1,494,000)	(1,270,000)
3.Loss per common share*	(0.07)	(0.02)	(0.01)	(0.05)	(0.06)
4.Total assets	22,680,000	5,891,000	4,071,000	2,326,000	3,458,000
5.Long term obligations	Nil	Nil	Nil	Nil	Nil
6.Capital stock	24,365,000	15,539,000	12,725,000	11,340,000	11,267,000
7.Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.Number of shares	56,748,056	48,810,056	40,327,806	29,442,306	29,142,306
* All of our operations are continuing

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

	Year ended Jul 31, 2008	Year ended Jul 31, 2007	Year ended Jul 31, 2006	Year ended Jul 31, 2005*	Year ended Jul 31, 2004
1.Revenues	Nil	Nil	Nil	Nil	Nil
2.Loss for year*	(13,360,000)	(2,045,000)	(932,000)	(1,409,000)	(1,519,000)
3.Loss per common share*	(0.25)	(0.05)	(0.03)	(0.05)	(0.07)
4.Total assets	8,638,000	2,306,000	1,676,000	610,000	1,734,000
5.Long term obligations	Nil	Nil	Nil	Nil	Nil
6.Capital stock	24,365,000	15,539,000	12,725,000	11,340,000	11,267,000
7.Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.Number of shares	56,748,056	48,810,056	40,327,806	29,442,306	29,142,306
*Certain comparative figures have been restated - see note 14 to the July 31, 2006 financial statements

Reference should be made to note 15 to the financial statements for a description of material differences between Canadian and U.S. GAAP.

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at July 31 2008, July 31, 2007, July 31, 2006, July 31, 2005 and July 31, 2004, the average rates for the period and the range of high and low rates for the period.  Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended July 31, 2008	1.01	1.08	0.92	1.03
Fiscal Year Ended July 31, 2007	1.13	1.18	1.04	1.07
Fiscal Year Ended July 31, 2006	1.16	1.22	1.10	1.13
Fiscal Year Ended July 31, 2005	1.24	1.33	1.18	1.23
Fiscal Year Ended July 31, 2004	1.33	1.40	1.27	1.33

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	July	August	September	October	November	December
High	1.03	1.07	1.08	1.30	1.29	1.30
Low	1.00	1.03	1.03	1.00	1.15	1.24

On January 26, 2009, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Board, was US $1.00 equals Cdn $1.2204.

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

We have limited financial resources (working capital of approximately $5,825,000 at July 31, 2008), do not generate operating revenue, and must finance our exploration activity by other means, including financing through joint ventures, debt financing or equity financing.  We cannot provide any assurance that additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

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

We have a history of losses and expect to incur losses for the foreseeable future.

We have incurred losses during each of the following periods and expect to incur losses for the foreseeable future:

•	$3,595,000 for the year ended July 31, 2008;

•	$872,000 for the year ended July 31, 2007:

•	$336,000 for the year ended July 31, 2006;

•	$1,494,000 for the year ended July 31, 2005; and

•	$1,270,000 for the year ended July 31, 2004.

As of July 31, 2008, we had an accumulated deficit of $14,510,000.  We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund our continuing operations.  If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining including those set out in this Item 3.D - “Risk Factors” under the heading “We have no revenue from operations and no ongoing mining operations of any kind.”

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for precious metals;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection

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

Our properties may be subject to uncertain title.

We cannot assure you that title to our properties will not be challenged.  We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings.  The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested.  We also may not have, or may not be able to obtain, all necessary surface rights to develop a property.  We have not conducted surveys of all of the claims in which we hold direct or indirect interests.  A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property.  This could result in our not being compensated for our prior expenditures relating to the property.

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

We maintain our bank accounts mainly in Canadian dollars.  Any appreciation in the currency of Mexico or other countries where we conduct exploration activities against the Canadian dollar will increase our costs of carrying out operations in such countries.  In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

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

Some our directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

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

We are dependent on the services of key executives including our Chief Executive Officer, President and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

We may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our two most recent fiscal years our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended July 31, 2008, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income.  We may have been a PFIC in our 2007 taxable year, and we may be a PFIC in subsequent taxable years.  If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends.  See Item 10.E - “Taxation”.  The PFIC rules are complex and may be unfamiliar to U.S. shareholders.  Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

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

Our head office and registered and records office is located at: Suite 1510 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.  The contact person is R.E. Gordon Davis, Chairman and Chief Executive Officer.  The telephone number is (604) 683-8218; the facsimile number is (604) 683-8350.  We do not have a registered agent in the United States.

In October 2007, we announced the acquisition by staking of the Camino Rojo Project, located in the state of Zacatecas, Mexico.  See Item 4.B - “Business Overview”.

In November 2008, we announced an initial resource estimate for the Camino Rojo Project located in the state of Zacatecas, Mexico.  See Item 4.D - “Property, Plant and Equipment”.

The information contained in this Annual Report is current as at July 31, 2008, other than where a different date is specified.

B.	Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.  U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

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

We currently have one principal mineral property, the Camino Rojo Project, located in Zacatecas State, Mexico.  We expect to continue to expend the majority of our exploration efforts on the Camino Rojo Project in 2009.  We have six secondary properties, all of which are located in Mexico: Rodeo Gold Prospect, Yerbabuena Gold Prospect, El Rincon Gold Prospect, Mecatona Gold Prospect, Maijoma Prospect and El Alamo Prospect.  During 2009, we will be assessing our secondary properties to determine whether additional exploration is warranted.

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

Mecatona Gold Prospect

In December 2005, we acquired the Mecatona Gold Prospect consisting of:

•	an option to acquire 12 claims comprising 65.7301 hectares with the following payments:

o	US $5,000 on signing the agreement (paid);

o	US $10,000 on the first anniversary of signing the agreement (paid);

o	US $20,000 on the second anniversary of signing the agreement (paid);

o	US $215,000 on the third anniversary of signing the agreement; and

o	a 1% NSR capped at US $250,000;

•	an option to acquire one claim comprising 29.5896 hectares with the following payments:

o	US $10,000 on signing the agreement (paid);

o	US $20,000 on the first anniversary of signing the agreement (paid);

o	US $30,000 on the second anniversary of signing the agreement (paid);

o	US $50,000 on the third anniversary of signing the agreement;

o	US $90,000 on the fourth anniversary of signing the agreement; and

o	US $800,000 on the fifth anniversary of signing the agreement; and

•	the acquisition of two claims covering approximately 4,000 hectares for staking costs.

We are required to pay LCI a finder’s fee in respect of our acquisition of the Mecatona prospect of:

•	US $5,000 on signing the agreement (paid);

•	every six months the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property;

•	on commencement of commercial production on the property, a 0.25% NSR;

provided that the maximum amount payable to LCI in respect of the finder’s fee for the Mecatona Gold Prospect is US $2,000,000.

In November 2008, we terminated the option to acquire 12 claims comprising 65.7301 hectares and the option to acquire one claim comprising of 29.5896 hectares.  The Mecatona Gold Prospect now comprises two claims covering approximately 4,000 hectares.

The Mecatona Gold Prospect is subject to the back-in right granted to Silver Standard (See Item 4.B - “El Rincon Gold Prospect”).

We currently hold a 100% interest in the Mecatona Gold Prospect, subject to making the above described payments to LCI and the back-in right granted to Silver Standard.

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

Mexican Gold Prospects

Camino Rojo Project

Location, Access and Infrastructure

The Camino Rojo Project is located approximately 50 kilometres southeast of Goldcorp Inc.’s Peñasquito mine in the northeast corner of the State of Zacatecas, Mexico.  The property is accessed by a series of gravel roads from paved Highway 54 and a high tension power line crosses the project.  See the following Camino Rojo Property Location Map.

Land Tenure

The Camino Rojo Project consists of six claims covering approximately 340,872 hectares (~1,316 square miles).  In order to maintain our rights to these claims, we are required to pay mining taxes to the Mexican government.

History

The Represa Zone, the main zone of mineralization outlined to date at the Camino Rojo Project was discovered in a small quarry dug for road aggregate.  The zone was defined by a backhoe test-pitting program that included pits dug at 50-meter intervals along a 700 meter-long, east-west oriented base line and three north-south survey lines ranging from 400 meters to 650 meters in length.  The pits were between 1.5 meters and 3.0+ meters deep.  Generally, two or more representative samples were collected from bedrock in each pit.  Values for individual samples ranged up to 6.18 grams of gold per tonne, 1.24% zinc and 1.46% lead.

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

Geology

The wholly-owned claims are underlain by sub-horizontal, calcareous siltstones and sandstones of the Caracol Formation.  Although most of the claims are covered by overburden, several small volcanic centers are located along a structural lineament 8 to 10 kilometres southeast of the main zone of mineralization on the property, known as the Represa Zone.

The mineralization is hosted by siltstones and sandstones which are bleached, iron-stained and locally brecciated, silicified and cut by quartz veinlets.  The area is generally covered with overburden ranging from 0.25 meters to in excess of three meters in thickness.  The Represa Zone is open to the east, west and to depth.

Status

To date, a total of 122 diamond and reverse circulation drill holes totalling 39,727 meters have been completed at the Camino Rojo Project.  Metallurgical testwork is currently underway and a preliminary assessment of the economics of the project is expected to be commenced later in the year.

Resource Estimate

As of the date of this report, the Camino Rojo Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

J. Douglas Blanchflower, P. Geo, of Aldergrove, British Columbia completed the following resource estimate for the Camino Rojo Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 5, 2009.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 5 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 5
Canplats Resources Corporation
Camino Rojo Project - Represa
Measured Mineral Resource Estimate
(0.2 g/t Gold for oxide and transitional resources and
0.3 g/t Gold for sulphide resources - Cutoff Grade)

Classification	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Measured	9.58	0.76	13.40	0.34	0.29

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 6 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 6
Canplats Resources Corporation
Camino Rojo Project - Represa
Indicated Mineral Resource Estimate
(0.2 g/t Gold for oxide and transitional resources and
0.3 g/t Gold for sulphide resources - Cutoff Grade)

Classification	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Indicated	153.81	0.65	11.44	0.37	0.18

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 7 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 7
Canplats Resources Corporation
Camino Rojo Project - Represa
Inferred Mineral Resource Estimate
(0.2 g/t Gold for oxide and transitional resources and
0.3 g/t Gold for sulphide resources - Cutoff Grade)
Classification	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Inferred	31.03	0.56	7.63	0.31	0.10

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

In May 2005, we completed a Phase 1 drill program at Yerbabuena consisting of 12 reverse circulation drill holes totalling 1,882 meters and three diamond drill holes (a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections) totalling 608 meters.  Results of the program ranged from no significant values in certain drill holes to 0.57 grams per tonne of gold over 31.5 metres (0.02 ounces of gold per ton over 103 feet).  We are currently assessing the property to determine whether follow up work is warranted.

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

Mecatona Gold Prospect

The Mecatona Gold Prospect is located approximately 12 miles south of Parral, Mexico and is comprised of two claims covering approximately 15.4 square miles (4,000 hectares). The property is accessed by gravel road.

The Mecatona Gold Prospect now covers the perceived extensions of the principal veins of the Mecatona gold-silver district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness.  In late 2005, a mapping and sampling program was completed to identify drill sites.  In March 2006, a drill program comprised of 10 holes totalling 1,010 meters was completed that tested the Maria and Plateada veins on the Mecatona Gold Prospect.  The best results from the drill program came from the Maria Vein where drilling intersected up to 2.4 grams of gold-equivalent per tonne over 42 meters (0.07 ounces of gold-equivalent per ton over 137.8 feet) from surface in hole MC-08. Drilling tested approximately 600 meters of strike length of the vein, which has been mapped over 2,000 meters.  In November 2008, we terminated our option agreements that covered the area of historic mining activities.  We are currently assessing the remainder of the property, that covers the perceived extensions of the principal veins of the historic mining activities, to determine whether a follow up drill program is warranted.

Maijoma Prospect

The Maijoma Prospect is located approximately 70 kilometres southeast of Ojinaga, Mexico and is comprised of one claim block covering approximately 48 square miles (12,500 hectares). The property is accessed by gravel road from paved Highway 67.

The prospect covers a large (+25 kilometres²) area of hydrothermal alteration within the lower volcanic sequence.  This alteration is associated with iron-stained and locally silicified volcanic breccias, rhyolite-to-latite dikes and domes, and highly calcified intrusive rocks.  Several small windows through the volcanic sequence have exposed intensely altered limestone and skarn with associated jasperoids, hematite, jarosite, sulphide casts and local gossans up to two meters thick.  Exploration targets for the property include massive sulphide veins and replacement zones (mantos and chimneys) localized along structures peripheral to a variably skarned intrusive; and precious and base metals disseminated in the host sedimentary and volcanic rocks around the intrusive.  An initial drill program has been recommended based on prospecting, geological mapping and a limited geophysical study; however, the program has been held in abeyance as we focus our financial and technical resources on the Camino Rojo Project.

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

At El Alamo, a large area of variably-altered sediments and carbonates is enclosed by weakly-altered rhyolite volcanics. Several northwest-trending structures have been mapped and sampled over a strike length of 6 kilometres.  Showings along the structure are marked by quartz veining, from 1 meter to 5 meters in width.  The host rock has been altered to skarn and marble over varying widths of 5 meters to 25 meters from the vein.  Samples along the vein generally assayed between 20 g/t silver and 260 g/t silver.  An IP geophysical survey identified several anomalies at shallow to moderate depths which are closely associated with the structures.  Further exploration of the El Alamo Prospect has been held in abeyance as we focus our financial and technical resources on the Camino Rojo Project.

Office Space

Under a Management Services Agreement with Silver Standard, we retained Silver Standard to provide us with general corporate management, accounting, administrative and technical services.  For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.  In July 2008, we agreed to lease our head office, 1510 - 999 West Hastings Street, for a six year term commencing in September 2008.  Under the terms of the lease, we agreed to lease 2,209 square feet of office space at rates increasing from $77,315 in the first year to $88,360 in the sixth year.  We have also agreed to pay our proportionate share of operating costs and property taxes over the term of the lease.  On October 31, 2008, we gave notice of termination of our Management Services Agreement with Silver Standard.  See Item 6D. - “Employees”.  As of January 1, 2009, we have retained our own general corporate management, accounting and administrative and technical services staff.  Certain Silver Standard personnel are continuing to provide us with services as we complete the transition to operating with our own staff.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP.  Reference should be made to note 15 to our financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

Year ended July 31, 2008 compared to year ended July 31, 2007.

During the fiscal year ended July 31, 2008, the Company incurred a loss of $3,595,000 ($0.07 per share) compared to a loss of $872,000 ($0.02 per share) for fiscal year ended July 31, 2007.

Total expenses for the year increased to $3,714,000 from the $931,000 recorded in the prior year.  During the year, 2,815,000 (2007 - 2,040,000) stock options were granted to employees, directors and consultants.  Stock-based compensation expense for the year was $2,689,000 (2007 - 562,000).  The increase was attributed to amortization of the fair value of additional stock options granted during the current year, which increased in part as a result of the addition of management and consultants to advance the Camino Rojo project.  Salaries expense was $277,000 compared to $61,000 in the prior year.  The increase was also related to senior management added during the year.  Without stock-based compensation expense, total expenses in the current year were $1,025,000, resulting in an increase of $656,000 in 2008 compared to 2007.  Exploration expense decreased to $41,000 from $129,000 in the prior year as the Company reduced grass roots exploration and continued to focus on the Camino Rojo project after initial drilling results confirmed significant mineralization.  The arrangement with G2 Consultants Corporation to provide investor relations services continued throughout fiscal 2008.  Total investor relations costs for fiscal 2008 were $350,000 compared to $89,000 recorded in the prior year.  Listing and filing fees of $18,000 (2007 - $10,000) increased in the current year due to financing activity.  Professional fees of $134,000 (2007 - $34,000) increased in the current year due to accruals for higher audit fees and first year compliance with Bill-198 (Ontario) and Sarbanes-Oxley Act of 2002 (United States).  Office costs of $139,000 (2007 - $14,000) increased in the current year due to the Company securing separate office space.

Interest income was $158,000 compared to $76,000 in the prior year.  The increase in interest income was due to a higher cash balance on hand subsequent to the Company’s $15,750,000 private placement in February 2008.  Foreign exchange gain for the year was $64,000 compared to a loss of $17,000 in the prior year.  The foreign exchange gain reflects the fluctuation between the Canadian and US dollar exchange rates during the year.  Write-down of mineral properties was $103,000 compared to $nil in the prior year.  The write-down relates to the Mecatona property in Mexico after the Company determined to allow option agreements underlying a portion of the mineral claims that comprise the Mecatona property to lapse subsequent to year end.

Year ended July 31, 2007 compared to year ended July 31, 2006.

During the fiscal year ended July 31, 2007, the Company incurred a loss of $872,000 ($0.02 per share) compared to a loss of $336,000 ($0.01 per share) for fiscal year ended July 31, 2006.

Total expenses for the year increased to $931,000 from the $348,000 recorded in the prior year.  During the year, 2,040,000 (2006 - nil) stock options were granted to employees, directors and consultants. Stock-based compensation expense for the year was $562,000 (2006 - nil).  Without stock-based compensation expense, total expenses in the current year were $369,000, resulting in an increase of $21,000 in 2007 compared to 2006.  Exploration expense decreased to $129,000 from $135,000 in the prior year.  The arrangement with G2 Consultants Corporation to provide investor relations services continued throughout fiscal 2007.  Investor relations costs for fiscal 2007 were $89,000 compared to $88,000 recorded in the prior year and of the amount expended in fiscal 2007.  Listing and filing fees of $10,000 (2006 - $14,000) decreased in the current year due to less financing activity.  Professional fees of $34,000 (2006 - $10,000) increased in the current year due to an under-accrual in audit fees for the 2006 year-end as well as higher than expected costs associated to the current year’s audit.  Office costs of $14,000 (2006 - $7,000) increased in the current year due to additional mailing costs related to the calling of warrants in accordance with the warrant agreements.

Interest income increased to $76,000 in fiscal 2007, compared to $18,000 in fiscal 2006.  This increase relates to higher cash balances available for investment and higher interest rates.

Selected Quarterly Financial Data (unaudited)

	2008 $				2007 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(810,000)(1)	(583,000)	(417,000)	(1,785,000)(2)	(93,000)	(534,000)(3)	(154,000)	(91,000)
Loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.04)	(0.00)	(0.01)	(0.00)	(0.01)

(1)	During the first quarter of fiscal 2008, the Company issued 1,620,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $348,000.
(2)	During the fourth quarter of fiscal 2008, the Company issued 410,000 stock options at exercise prices between $4.10 - $4.15. The stock-based compensation expense that was recorded was $1,377,000.
(3)	During the second quarter of fiscal 2007, the Company issued 2,040,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $434,000.

Fourth quarter ended July 31, 2008 compared to fourth quarter ended July 31, 2007

The loss for the fourth quarter was $1,785,000 ($0.04 per share) compared to a loss of $91,000 ($0.01 per share) in the fourth quarter of the prior year.  The increased loss for the quarter over the prior year is mainly due the non-cash stock-based compensation expense of $1,377,000 compared to $64,000 in the prior year due to new stock options granted during the quarter.  A write-down of mineral property for $103,000 was also recorded in the period after the Company determined to allow option agreements underlying a portion of the mineral claims that comprise the Mecatona property to lapse subsequent to year end.  Salaries and office expenses also increased as a result of additional senior management hired during the year.

B.	Liquidity and Capital Resources

At July 31, 2008, we had $7,343,000 (2007 - $2,107,000) in cash and cash equivalents and working capital of $5,825,000 (2007 - $2,049,000).  Management has estimated that we will have adequate funds from existing working capital to meet our corporate, administrative and property obligations for the coming year.  If we are to advance or develop our mineral properties further, it will be necessary to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

We have no contractual obligations other than discretionary mineral property holding and finders fee costs and an office lease.

Operating Activities

Operating activities required a funding of $483,000 in 2008 and $305,000 and $398,000 for the years ending July 31, 2007 and July 31, 2006, respectively.

Financing Activities

For the year, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of $14,632,000 after commission and expenses.  Each unit consisted of one common share and one-half common share purchase warrant with an exercise price of $3.00 per warrant for a period of 24 months.  Net proceeds from the private placement are being used to advance mineral projects in Mexico and for general working capital purposes.

A total of $567,000 was raised in fiscal 2008 through the exercise of warrants and options.  A summary of the components of the funds raised in 2008 and the two prior years is as follows:

	2008 $	2007 $	2006 $
Private placement	15,750,000	-	2,030,000
Exercise of stock options	375,000	23,000	6,000
Exercise of warrants	192,000	2,102,000	26,000
	16,317,000	2,125,000	2,062,000

A total of $2,125,000 was raised in fiscal 2007 through the exercise of warrants and options.

In September 2006, $23,000 was raised from the exercise of 75,000 stock options that had an exercise price of $0.30 per share.  An additional $2,102,000 was raised throughout the year from the exercise of 8,407,250 warrants that had an exercise price of $0.25 per share.

In January 2006, the Company completed a private placement consisting of 5,150,000 units at a price of $0.20 per unit for total proceeds of $1,030,000.  In June 2006, the Company completed a second private placement consisting of 5,000,000 units at a price of $0.20 per unit for total proceeds of $1,000,000.  $6,000 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share.  An additional $26,000 was raised from the exercise of 105,000 warrants that had an exercise price of $0.25 per share.

Investing Activities

A total of $8,475,000 (2007 - $1,173,000) was spent on the Company’s various mineral properties in fiscal 2008.  All of the funds were spent on properties in Mexico.

The most active exploration program during the year was on the Camino Rojo Property, located in Zecatecas State in north-central Mexico, which accounted for 98% of the total spending.  Drilling commenced on the project in November 2007 and has now outlined mineralization at the Represa Zone along a length of 1,300 meters and to a vertical depth exceeding 700 meters.  An initial independent resource estimate for the Represa Zone was completed and announced on November 24, 2008.

Value-added tax receivable increased to $1,115,000 during the year compared to $183,000 in the prior year as a result of increased exploration expenditures at the Camino Rojo property in Mexico.

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

The following table lists as of December 31, 2008 the names of our directors and senior management.  Each of the directors and senior officers has served in his respective capacity since his election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 8
Our Directors and Senior Management

Name	Position with Canplats	Date of First Appointment	Age
Gordon J. Bogden(1)(2)(3)	Director	November 2008	50
R.E. Gordon Davis(3)	Chairman, CEO and Director	March 2000	70
James W. Tutton(1)(2)(3)	Director	October 1999	69
David H. Watkins(1)(2)(3)	Director	April 2008	64
Bruce A. Youngman(3)	President and COO	December 2007	51
Kenneth C. McNaughton(3)	Vice President, Exploration	March 2000	50
Tom S.Q. Yip(3)	Vice President, Finance & CFO	July 2007	51
John J. Kim(3)	Corporate Secretary	December 2007	41
Joseph J. Ovsenek(3)	Assistant Corporate Secretary	January 2004	50

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Resident of Canada

Resumes

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

Gordon J. Bogden

Mr. Bogden is the Managing Partner of Gryphon Partners, a specialised investment banking group.  He has extensive experience as an investment banker having most recently held the position as Vice Chairman and Head of Global Mining and Metals, Corporate and Investment Banking at National Bank Financial Inc. Prior to National Bank, Mr. Bogden held senior positions with Beacon Group Advisors Inc., Newcrest Capital Inc., N.M. Rothschild & Sons Canada Limited and CIBC Wood Gundy Securities (the predecessor company to CIBC World Markets).  Mr. Bogden began his career as a professional engineer and geophysicist, having co-founded Quantech Consulting Inc. (now known as Quantec Geoscience Inc.).  He holds a Bachelor of Science in Geology from Queen’s University, is a Certified Corporate Director and a Professional Engineer (Ontario).  Mr. Bogden also serves as a director of Aeroquest International Ltd., International Royalty Corporation and Volta Resources Inc.

R.E. Gordon Davis

Mr. Davis is our Chairman and Chief Executive Officer and responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations.  Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962.  He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982.  Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd. and Golden Knight Resources Inc.  Mr. Davis also currently serves as a director of Silver Standard, a mineral resource exploration company (whose shares are listed on the Toronto Stock Exchange and Nasdaq Global Market) with which we have one common director and certain common officers, and as a director of Pacific Ridge Exploration Ltd.

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

David H. Watkins

Mr. Watkins has been the President and Chief Executive Officer of Atna Resources Ltd. since 2000.  Mr. Watkins is an international mining executive with over 40 years of experience in building and managing mining companies.  He is a geologist by training whose work resulted in the discovery, acquisition, development, and operation of 15 successful gold, copper, and zinc mines in Canada, US, Chile, Peru, Australia, and Zambia.  His experience includes managing a number of corporate mergers, acquisitions, and dispositions.  Prior to joining Atna, he was Senior Vice President of Cyprus Amax Minerals Company responsible for worldwide exploration and business development.  He was President of Minnova Inc., a successor company to Falconbridge Copper where he and his teams discovered and built a number of mines that resulted in five operating divisions producing gold silver, copper, and zinc for the company.

Bruce A. Youngman

Mr. Youngman has been appointed President and Chief Operating Officer to lead our management team in advancing our exploration programs at the Camino Rojo Project and at our other properties.  Mr. Youngman has over 25 years of experience in mineral exploration and public company management.  He holds a Bachelor of Science Degree in Geology from the University of British Columbia.  Mr. Youngman served as a director and senior officer of Northern Dynasty Minerals Ltd. and was closely involved in the acquisition and exploration of the Pebble Gold-Copper Porphyry Project in Alaska.

Kenneth C. McNaughton

Mr. McNaughton devotes approximately 5% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. McNaughton is a professional engineer and earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor.  Before joining Silver Standard in 1991 as Vice President, Exploration, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia.  From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.  Mr. McNaughton also serves as a director of Minco Silver Corporation.

Tom S.Q. Yip

Mr. Yip devotes approximately 10% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. Yip is Vice President, Finance and Chief Financial Officer.  His career includes over 20 years in senior financial management positions in the resources and mining industry. Prior to joining Silver Standard, he held the position of Vice-President and Chief Financial Officer at Asarco, LLC.  He also held finance roles of increasing responsibility at Echo Bay Mines Ltd., including Vice-President, Finance and Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003.  Mr. Yip is a chartered accountant and holds a Bachelor of Commerce in Business Administration from the University of Alberta.

John J. Kim

Mr. Kim devotes approximately 20% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. Kim has over 11 years experience as a paralegal at several law firms in Vancouver practising in the area of securities and corporate finance.  His experience includes legal matters related to acquisitions, mergers, takeovers, initial public offerings, secondary financings, cross-border financings, stock option plans, public company disclosure requirements and stock exchange listings as well as SEDAR, SEDI and EDGAR filings.  Mr. Kim’s primarily responsible for our securities and corporate filings management.  He is currently the Corporate Secretary for Silver Standard Resources Inc.

Joseph J. Ovsenek

Mr. Ovsenek devotes approximately 5% of his time to our business, with the remainder of his time allocated to Silver Standard.  Mr. Ovsenek is Senior Vice President, Corporate of Silver Standard and is responsible for Silver Standard’s day-to-day corporate activities, including corporate and securities compliance.  Mr. Ovsenek has been a practicing corporate lawyer for over 18 years, and holds a Bachelor of Law degree from the University of Toronto.  He originally joined Silver Standard as legal counsel in 1996.  He is also a registered professional engineer, and holds a Bachelor of Applied Science (Mech. Eng.) from the University of British Columbia.

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

Summary Compensation Table

Table No. 9
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts

Shares or
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#) (2)	Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
R.E. Gordon Davis Chairman, CEO and Director	2008 2007 2006	84,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 350,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tom S.Q. Yip Vice President, Finance and CFO	2008 2007	Nil Nil	Nil Nil	Nil Nil	100,000 Nil	Nil Nil	Nil Nil	Nil Nil

(1)	Fiscal years ended July 31.
(2)	Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end.
(3)	Mr. Davis commenced receiving cash compensation of $12,000 per month on January 1, 2008.

Long Term Incentive Plan

Long term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  We did not grant any LTIPs during the recently completed fiscal year ended July 31, 2008.

Options and SARs

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our shares.  No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended July 31, 2008.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2008, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Table No. 10
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (2) Exercisable/ Unexercisable
R.E. Gordon Davis	Nil	Nil	362,500 / 187,500	1,360,000 / 675,000
Tom S.Q. Yip	Nil	Nil	50,000 / 50,000	180,000 / 180,000

(1)	Valued using the closing price of our common shares on the TSX Venture Exchange (the “Exchange”) on the date of exercise, less the exercise price per share.
(2)
Valued using the closing price of our common shares on the Exchange on July 31, 2008, being the last trading day of our shares for the financial year, of $3.60 per share, less the exercise price per share.

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

Compensation to Directors and Executive Officers

Compensation of Directors who are not Executive Officers

During fiscal 2008, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts.

The following table sets forth details of all exercises of stock options during the last financial year ended July 31, 2008, by directors who are not Named Executive Officers, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Table No. 11
Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (3)	Nil	Nil	987,500 / 562,500	3,555,000 / 2,025,000

(1)	Valued using the closing price of our common shares on the Exchange on the date of exercise, less the exercise price per share.
(2)
Valued using the closing price of our common shares on the Exchange on July 31, 2008, being the last trading day of our shares for the financial year, of $3.60 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, our directors did not receive compensation for services provided to us in their capacities as directors and/or consultants and/or experts.

Compensation of Directors and Senior Officers

Total compensation for all directors and senior officers during the year ended July 31, 2008 totalled $294,974.  This amount includes compensation based on hourly rates charged for personnel by Silver Standard, which included direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings (see Item 6.D. - “Employees”).

Executive Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors, officers and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).  On December 10, 2008, our Board of Directors approved an amended and restated stock option plan (the “Stock Option Plan”), under which 10% of our issued and outstanding shares are reserved for issuance on the exercise of incentive stock options (including previously issued stock options). The Amended and Restated Stock Option Plan was approved by our shareholders at our Annual General and Special Meeting held on January 14, 2009.  The Stock Option Plan supercedes our 2003 Stock Option Plan first approved by our shareholders on December 17, 2003 and approved and ratified at each of our subsequent Annual General Meetings.

Under our Stock Option Plan, (a) stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (b) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (c) a stock option is exercisable during the lifetime of the optionee only by such optionee, (d) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (e) the minimum exercise price for a stock option is the last closing price of our common shares on the TSX Venture Exchange immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of July 31, 2008.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 12
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price*	Expiry Date
Executive Officers	350,000 300,000	$0.44 $0.44	December 19, 2011 October 24, 2012
Directors who are not Executive Officers	250,000 150,000 200,000	$0.44 $0.44 $2.64	December 19, 2011 October 24, 2012 April 25, 2013
Employees and Consultants	1,127,500 1,128,500 80,000 50,000 350,000 85,000 200,000 200,000	$0.44 $0.44 $1.82 $1.87 $2.89 $3.08 $4.10 $4.15	December 19, 2011 October 24, 2012 December 3, 2012 December 6, 2012 December 20, 2012 March 17, 2013 June 19, 2013 June 26, 2013
Total:	4,471,000

In the year ended July 31, 2008, 3,941,000 common share purchase warrants were issued in connection with a private placement.  Of the warrants issued, 3,500,000 were issued for cash and 441,000 were issued for broker’s fees.  The fair value assigned to the 3,941,000 warrants issued was $6,726,000.

In the year ended July 31, 2008, 64,000 common share purchase warrants were exercised for cash of $192,000.  As at July 31, 2008, we have 3,436,000 share purchase warrants and 441,000 broker’s warrants outstanding.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed.  We do not have an executive committee.  All directors are elected for a one-year term.  All officers serve at the pleasure of the Board. We held an annual general meeting of our shareholders on December 19, 2007 and our next annual general meeting of our shareholders is set for January 14, 2009.

Our Board of Directors has two committees: the Audit Committee and the Compensation Committee.  The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

The Audit Committee, comprised of Gordon J. Bogden, James W. Tutton and David H. Watkins, has the responsibility of reviewing with our Auditor all financial statements to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.  Following its review, the Audit Committee must submit a report on the financial statements to the Board of Directors.

The Compensation Committee, comprised of Gordon J. Bogden, James W. Tutton and David H. Watkins, has the responsibility for determining executive and management direct remuneration and stock options.  The Chief Executive Officer’s and President’s functions in relation to the Compensation Committee are to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

Currently, we do not have service contracts with any of our officers or those of our subsidiaries providing for benefits upon termination of employment (see Item 6.B - “Compensation”).

D.	Employees

On February 1, 2004, we entered into a management services agreement with Silver Standard.  Under the agreement, Silver Standard provides us with general corporate management, administrative and technical services.  For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.  The agreement also provides for Silver Standard to recalculate charge out rates from time to time to take into account increased costs of providing the services.  This agreement was terminated on October 31, 2008.

E.	Share Ownership

The following table sets out, as of December 31, 2008 the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 13
Named Executive Officer Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class
R.E. Gordon Davis	Common	2,296,750*	4.0%
Tom S.Q. Yip	Common	100,000*	0.1%

*includes options and warrants exercisable within 60 days.

As at December 31, 2008, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,282,000 common shares and 187,500 share purchase warrants.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of December 31, 2008.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 14
Named Executive Officer Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.E. Gordon Davis	350,000 200,000 150,000	$0.44 $0.44 $1.34	December 19, 2011 October 24, 2012 December 10, 2013
Tom S.Q. Yip	100,000	$0.44	October 24, 2012

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

On July 31, 2008, the shareholders’ list for our common stock showed 1,488 registered shareholders and 56,748,056 shares outstanding.  1,219 of these registered shareholders were U.S. residents, owning 7,414,344, shares representing 13.8% of our issued and outstanding shares.

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

We entered into a Management Services Agreement with Silver Standard, a company with a common director (R.E. Gordon Davis), under which Silver Standard provides us with administrative and technical services (see Item 6.D - “Employees”).  During 2008, we accrued $1,211,000 (2007 - $355,000) in geological support, management and administration expenses to Silver Standard.  Included in amounts payable at July 31, 2008 is $183,000 (2007 - $21,000) payable to Silver Standard.  We gave notice of termination of this agreement on October 31, 2008.

During fiscal 2007, we sold property, plant and equipment to a related company for proceeds of $20,000.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

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

Exhibited hereto are audited financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	PricewaterhouseCoopers LLP Auditors’ Report, dated November 20, 2008.

(b)	Consolidated Balance Sheets as at July 31, 2008 and July 31, 2007 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended July 31, 2008, July 31, 2007 and July 31, 2006 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended July 31, 2008, July 31, 2007 and July 31, 2006 (in Canadian Dollars).

(e)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended July 31, 2008, July 31, 2007 and July 31, 2006 (in Canadian Dollars).

(f)	Notes to Consolidated Financial Statements for the years ended July 31, 2008, July 31, 2007 and July 31, 2006 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, July 31, 2008, other than the following:

(a)	September 18, 2008, we granted 50,000 stock options to a consultant at an exercise price of $1.86 and an expiry date of September 18, 2013;

(b)	on November 10, 2008, we granted 200,000 stock options to a director at an exercise price of $1.20 with an expiry date of November 10, 2013;

(c)	on November 24, 2008, we announced our initial independent resource estimate for our Camino Rojo Project;

(d)	on December 10, 2008, we granted an aggregate of 725,000 stock options to our directors, officers, employees and consultants at an exercise price of $1.34 with an expiry date of December 10, 2013;

(e)	on December 10, 2008, we announced the adoption of a shareholder rights plan;

(f)	on December 22, 2008, we granted and aggregate of 70,000 stock options to consultants at an exercise price of $1.48 with an expiry date of December 22, 2011;

(g)
on January 14, 2009, we appointed Mr. Peter de Visser as the Company’s Chief Financial Officer, who replaces Mr. Tom S.Q. Yip.  Messrs. McNaughton and Kim also resigned as officers of the Company on January 14, 2009; and

(h)	on January 20, 2009, we granted 50,000 stock options to an officer at an exercise price of $1.71 with an expiry date of January 19, 2014.

Item 9	The Offer and Listing

A.	Offer and Listing Details

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

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2008; and (c) each month for the past six months.

Table No. 15
High and Low Price for the Five Most Recent Fiscal Years
on the TSX-V (Cdn$’s)

Fiscal Year Ended	High	Low
July 31, 2008	$5.43	$0.23
July 31, 2007	$0.56	$0.31
July 31, 2006	$0.37	$0.10
July 31, 2005	$0.49	$0.12
July 31, 2004	$0.84	$0.095

Table No. 16
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2008 on the TSX-V (Cdn$’s)

Period Ended	High	Low
October 31, 2008	$3.78	$1.08
July 31, 2008	$5.43	$2.95
April 30, 2008	$4.05	$2.48
January 31, 2008	$3.84	$0.40
October 31, 2007	$0.54	$0.23
July 31, 2007	$0.40	$0.31
April 30, 2007	$0.56	$0.36
January 31, 2007	$0.49	$0.33
October 31, 2006	$0.43	$0.31

Table No. 17
High and Low Prices for each Month for the Past Six Months on the TSX-V (Cdn$’s)

Month Ended	High	Low
December 31, 2008	$1.87	$1.03
November 30, 2008	$1.58	$1.04
October 31, 2008	$1.93	$1.60
September 30, 2008	$2.90	$1.59
August 31, 2008	$3.78	$2.64
July 31, 2008	$4.48	$3.00

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.	Plan of Distribution

See the first paragraph of this Item 9.

D.	Dilution

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

1.
Consulting and finder’s fee agreement between La Cuesta International, Inc. and Canplats dated January 1, 2006 applicable to the Maijoma Prospect, El Alamo Prospect and Camino Rojo Project.  See Item 4.B - “Business Overview” under the headings “Maijoma Prospect”, “El Alamo Prospect” and “Camino Rojo Project” for a description of the consulting and finder’s agreement.

2.
Agency Agreement between Canaccord Capital Corporation (“Canaccord”) and Canplats dated January 24, 2008 in respect of the offering of 6,300,000 units of the Company.  As consideration, Canplats will pay Canaccord a commission of 6.5% of the total proceeds raised upon closing and issue to Canaccord, underwriter’s warrants equal to 7% of the units issued pursuant to the offering.  See Item 5.B - “Liquidity and Capital Resources” under the heading “Financing Activities”.

3.
Underwriting Agreement between Canaccord Capital Corporation, Macquarie Capital Markets Canada Ltd., Bolder Investment Partners, Ltd., National Bank Financial Inc. (collectively, the “Underwriters”) and Canplats dated February 12, 2008 in respect of the offering of up to 6,300,000 units of the Company.  As consideration, Canplats will pay the Underwriters a commission of 6.5% of the total proceeds raised upon closing and issue to the Underwriters, underwriter’s warrants equal to 7% of the units issued pursuant to the offering.  See Item 5.B - “Liquidity and Capital Resources” under the heading “Financing Activities”.

4.
Shareholder Rights Plan Agreement (the “Plan”) between Computershare Investor Services Inc. and Canplats dated December 15, 2008.  The Plan was ratified by the shareholders on January 14, 2009 and will have a term of nine years expiring in 2018.  The Plan is subject to re-ratification by the shareholders at the Company’s annual general meetings in 2012 and 2015.  The Plan was adopted to ensure the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares.  The objectives of the Rights Plan include providing shareholders with adequate time to properly assess the merits of any proposed take-over bid or similar transaction involving the shares of the Company without undue pressure; encouraging the development of alternative transactions or competing take-over bids under the circumstances; and giving the directors of the Company adequate time to fully consider any such take-over bid or similar transaction and any alternative transaction that may be proposed.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Canplats and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2007 WTO Review Threshold is C$295,000,000.

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

Any of the documents referred to above can be viewed at our registered office, which is located at Suite 1510 - , 999 West Hastings Street, Vancouver, British Columbia, Canada.  All of these documents are in English.

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

As of July 31, 2008, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed in each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended July 31, 2008	Fiscal year ended July 31, 2007
Audit Fees(1)	$76,000	$22,000
All Other Fees	$21,000	Nil
Total	$97,000	$22,000

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

All services provided by our principal accountant in 2008 were pre-approved by our audit committee.

D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17	Financial Statements

Our consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in Canadian GAAP, which differs in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP.  The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 15 to the financial statements.

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

2.1

Shareholders Rights Plan dated December 15, 2008, between the Company and Computershare Investor Services Inc. incorporated by reference from Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0-31190 filed on December 16, 2008.

12.1	Certification of Chief Executive Officer As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

A.     Financial Statements

Canplats Resources Corporation

Consolidated Financial Statements
July 31, 2008, 2007 and 2006 (in Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.  The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as Chief Executive Officer  and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as at July 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as at July 31, 2008.

PricewaterhouseCoopers LLP, our independent auditors, has audited the effectiveness of our internal control over financial reporting as at July 31, 2008, as stated in their report which appears herein.

“R.E. Gordon Davis”                                      “Tom S.Q. Yip”
R.E. Gordon Davis                                       Tom S.Q. Yip
Chairman and Chief Executive Officer                                                                                     Chief Financial Officer

November 20, 2008

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the shareholders of Canplats Resources Corporation

We have completed an integrated audit of Canplats Resource Corporation’s (the “Company”) 2008 consolidated financial statements and of its internal control over financial reporting as at July 31, 2008 and audits of its 2007 and 2006 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canplats Resources Corporation as at July 31, 2008 and July 31, 2007, and the related consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended July 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and July 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Canplats Resources Corporation’s internal control over financial reporting as at July 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at July 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, British Columbia
November 20, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricwaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
As at July 31, 2008

(expressed in Canadian dollars)

	2008	2007
	$	$
ASSETS

Current
Cash and cash equivalents	7,343,000	2,107,000
Receivables	23,000	6,000
Prepaid expenses and deposits	96,000	10,000
	7,462,000	2,123,000

Value added tax recoverable	1,115,000	183,000
Mineral properties (note 4)	14,042,000	3,585,000
Property, plant and equipment, net (note 5)	61,000	-
	22,680,000	5,891,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	1,454,000	53,000
Due to related parties (note 9)	183,000	21,000
	1,637,000	74,000

Future income tax liability (note 10b)	910,000	218,000
	2,547,000	292,000

Shareholders' Equity

Share capital (note 6)	24,365,000	15,539,000
Value assigned to stock options and warrants (note 7 and 8)	9,961,000	658,000
Contributed surplus	317,000	317,000
Deficit	(14,510,000)	(10,915,000)
	20,133,000	5,599,000
	22,680,000	5,891,000

Approved by the Board of Directors

“James W. Tutton”                                                                                             “R.E. Gordon Davis”

James W. Tutton                                          R.E. Gordon Davis
(Chairman of the Audit Committee)                              (Director)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Years Ended July 31

(expressed in Canadian dollars, except number of shares)

	2008	2007	2006
	$	$	$

Expenses
Bank charges	4,000	4,000	2,000
Depreciation	11,000	-	-
General exploration	41,000	129,000	135,000
Insurance	19,000	4,000	10,000
Investor relations	350,000	89,000	88,000
Legal, accounting and audit	134,000	34,000	10,000
Listing and filing fees	18,000	10,000	14,000
Office and administration	139,000	14,000	7,000
Salaries	277,000	61,000	58,000
Shareholder relations	19,000	12,000	12,000
Stock-based compensation (note 7)	2,689,000	562,000	-
Transfer agents	13,000	12,000	12,000
	(3,714,000)	(931,000)	(348,000)

Other income (expense)
Interest income	158,000	76,000	18,000
Foreign exchange gain/(loss)	64,000	(17,000)	(12,000)
Recovery (write-down) of mineral properties (note 4)	(103,000)	-	6,000
	119,000	59,000	12,000

Loss and comprehensive loss for the year	(3,595,000)	(872,000)	(336,000)

Deficit - Beginning of year	(10,915,000)	(10,043,000)	(9,707,000)

Deficit - End of year	(14,510,000)	(10,915,000)	(10,043,000)

Weighted average number
of shares issued	52,514,514	44,709,023	32,390,739

Basic and diluted loss per share	(0.07)	(0.02)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended July 31

(expressed in Canadian dollars)

	2008	2007	2006
	$	$	$

Operating activities
Loss for the year	(3,595,000)	(872,000)	(336,000)
Non-cash items:
Stock-based compensation	2,689,000	562,000	-
Depreciation	11,000	-	-
Write-down (recovery) of mineral properties	103,000	-	(6,000)
Decrease (increase) in non-cash working capital:
Accounts receivable and prepaid expenses	(103,000)	18,000	(6,000)
Accounts payable and accrued liabilities	249,000	14,000	(10,000)
Due to related parties	162,000	(27,000)	(40,000)

Cash used in operating activities	(484,000)	(305,000)	(398,000)

Financing activities
Shares and warrants issued for cash	16,317,000	2,125,000	2,062,000
Share issue costs	(1,118,000)	-	(6,000)

Cash generated by financing activities	15,199,000	2,125,000	2,056,000

Investing activities
Mineral property costs	(8,475,000)	(1,173,000)	(596,000)
Sale (purchase) of property, plant, and equipment	(72,000)	-	42,000
Increase in VAT recoverable	(932,000)	(130,000)	-

Cash used in investing activities	(9,479,000)	(1,303,000)	(554,000)

Increase in cash	5,236,000	517,000	1,104,000

Cash and cash equivalents - beginning of year	2,107,000	1,590,000	486,000

Cash and cash equivalents - end of year	7,343,000	2,107,000	1,590,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
Years Ended July 31

(expressed in Canadian dollars, except number of shares)

	Number of		Value Assigned			Total
	Common	Share Capital	to Stock Options	Contributed		Shareholders'
	Shares	Issued	and Warrants	Surplus	Deficit	Equity
		$	$	$	$	$

Balance, July 31, 2005	29,442,306	11,340,000	431,000	-	(9,707,000)	2,064,000

Issued for cash:
Private placements	10,150,000	1,417,000	612,000	-	-	2,029,000
Exercise of options	50,000	6,000	-	-	-	6,000
Exercise of warrants	105,000	26,000	-	-	-	26,000
Non-cash:
Value assigned to warrants granted	-	-	73,000	-	-	73,000
Value assigned to options exercised	-	4,000	(4,000)	-	-	-
Value assigned to warrants exercised	-	10,000	(10,000)	-	-	-
Value assigned to expired warrants
and options	-	-	(317,000)	317,000	-	-
Shares issued for finder's fee	580,500	81,000	-	-	-	81,000
Shares issue costs	-	(159,000)	-	-	-	(159,000)
Loss for the year	-	-	-	-	(336,000)	(336,000)

Balance, July 31, 2006	40,327,806	12,725,000	785,000	317,000	(10,043,000)	3,784,000

Issued for cash:
Exercise of options	75,000	23,000	-	-	-	23,000
Exercise of warrants	8,407,250	2,102,000	-	-	-	2,102,000
Non-cash:
Value assigned to options granted	-	-	562,000	-	-	562,000
Value assigned to options exercised	-	15,000	(15,000)	-	-	-
Value assigned to warrants exercised	-	674,000	(674,000)	-	-	-
Loss for the year	-	-	-	-	(872,000)	(872,000)

Balance, July 31, 2007	48,810,056	15,539,000	658,000	317,000	(10,915,000)	5,599,000

Issued for cash:
Private placement	7,000,000	14,632,000	-	-	-	14,632,000
Exercise of options	874,000	375,000	-	-	-	375,000
Exercise of warrants	64,000	192,000	-	-	-	192,000
Non-cash:
Value assigned to options granted	-	-	2,930,000	-	-	2,930,000
Value assigned to options exercised	-	245,000	(245,000)	-	-	-
Value assigned to warrants	-	(5,927,000)	5,927,000	-	-	-
Value assigned to warrants exercised	-	108,000	(108,000)	-	-	-
Value assigned to underwriters' warrants	-	(799,000)	799,000	-	-	-
Loss for the year	-	-	-	-	(3,595,000)	(3,595,000)

Balance, July 31, 2008	56,748,056	24,365,000	9,961,000	317,000	(14,510,000)	20,133,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the Company, are disclosed in note 15.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V.  All inter-company balances are eliminated upon consolidation.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and its results and financial position are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in Consolidated Statements of Loss, Comprehensive Loss and Deficit unless they relate to a specific mineral property in which case, they are capitalized.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and highly liquid deposits with maturity of three months or less at date of acquisition.  Cash equivalents are designated as held-for-trading and are stated at market value.

Mineral property costs

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

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated over the useful life of the asset at rates ranging from 15% to 30% per annum once the asset is available for use.  Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.  We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Stock-based compensation

Compensation expense for stock options granted to employees and warrants issued are measured at their fair value at the grant date.  Compensation expense for stock options granted to consultants are initially measured at their fair value at the grant date and are revalued on each balance sheet date until they are fully vested.  Stock options and warrants are measured using the Black-Scholes valuation model and are recognized over the vesting period of the options and warrants granted using the graded method.  In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options and warrants within shareholders’ equity is subsequently reduced if the options and warrants are exercised with the amount recorded credited to share capital.  Any values assigned to stock options and warrants that have expired are credited to contributed surplus.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

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

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments Presentation and Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Sections require specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

These standards are effective for the Company’s interim and annual financial statements beginning on August 1, 2008.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company’s interim and annual financial statements beginning August 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning August 1, 2009.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to replace Canadian GAAP with IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.     CHANGES IN ACCOUNTING POLICIES

Effective August 1, 2007, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Accordingly, prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855 and Financial Instruments – Disclosure and Presentation, Section 3861

These standards requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading  and available-for-sale financial instruments are recorded on the balance sheet at fair value.  All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews.  Transaction costs incurred to acquire held-for-trading financial instruments are recorded to the Consolidated Statements of Loss.  Transaction costs incurred to acquire all other financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, accounts payables and accrued liabilities, and amounts due to related parties.  Cash and cash equivalents are designated as held-for trading. All other financial instruments are either loans and receivables, or other financial liabilities and are recorded at cost.  The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation.  Therefore, the adoption of Section 3855 and 3861 had no  impact on the Company’s financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

3.     CHANGES IN ACCOUNTING POLICIES (continued)

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in net assets that results from transactions, events and circumstances from sources other than shareholders and includes items such as unrealized gains or losses on available-for-sale investments.  Accumulated other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 had no material impact on the Company’s financial statements.

4.     MINERAL PROPERTY COSTS

The Company’s mineral properties are as follows:

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2007	1,304,000	1,164,000	166,000	513,000	227,000	190,000	21,000	3,585,000

Acquisition costs	10,000	30,000	10,000	60,000	10,000	31,000	139,000	290,000

Assaying	2,000	-	-	-	-	-	2,141,000	2,143,000
Claim taxes	28,000	25,000	22,000	6,000	14,000	69,000	209,000	373,000
Consulting and contracting service	-	-	-	-	-	-	15,000	15,000
Drafting salaries and consulting	-	-	-	-	-	-	4,000	4,000
Drilling	-	-	-	-	-	-	4,782,000	4,782,000
Environmental	-	-	-	-	-	-	12,000	12,000
Field administration	4,000	1,000	-	1,000	1,000	2,000	120,000	129,000
Foreign exchange	-	-	-	-	-	-	25,000	25,000
Future income taxes	-	1,000	7,000	7,000	7,000	14,000	656,000	692,000
Geology salaries and consulting	1,000	-	-	2,000	5,000	3,000	936,000	947,000
Geophysics airborne and ground	-	1,000	-	-	-	-	428,000	429,000
Equipment	-	-	-	-	-	-	270,000	270,000
Licenses and government fees	-	-	-	-	-	-	2,000	2,000
Living costs and travel	-	1,000	-	1,000	-	1,000	182,000	185,000
Maps, prints and film	-	-	-	-	-	-	111,000	111,000
Metallurgy	-	-	-	-	-	-	19,000	19,000
Storage	-	-	-	-	-	-	10,000	10,000
Supplies	-	-	-	-	-	-	30,000	30,000
Trenching	-	-	-	-	-	-	92,000	92,000

Exploration costs for the year	35,000	29,000	29,000	17,000	27,000	89,000	10,044,000	10,270,000

Write-down of mineral property	-	-	-	(103,000)	-	-	-	(103,000)

Balance, July 31, 2008	1,349,000	1,223,000	205,000	487,000	264,000	310,000	10,204,000	14,042,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

4.      MINERAL PROPERTY COSTS (continued)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2006	780,000	1,054,000	133,000	370,000	51,000	7,000	-	2,395,000

Acquisition costs	11,000	34,000	11,000	40,000	17,000	17,000	16,000	146,000

Assaying	20,000	-	-	26,000	13,000	-	3,000	62,000
Claim taxes	21,000	15,000	19,000	21,000	17,000	29,000	-	122,000
Consulting	5,000	1,000	-	1,000	4,000	3,000	-	14,000
Drilling	371,000	-	-	-	-	-	-	371,000
Equipment	41,000	1,000	-	1,000	3,000	1,000	-	47,000
Field administration	21,000	5,000	1,000	8,000	6,000	6,000	-	47,000
Foreign exchange	(13,000)	5,000	-	7,000	2,000	(4,000)	-	(3,000)
Future income taxes	1,000	-	2,000	5,000	4,000	4,000	2,000	18,000
Gas and oil	2,000	-	-	-	-	-	-	2,000
Geology salaries and consulting	2,000	1,000	-	21,000	6,000	-	-	30,000
Geophysics	-	27,000	-	-	46,000	65,000	-	138,000
Legal	1,000	-	-	1,000	-	-	-	2,000
Living costs and travel	12,000	4,000	-	5,000	14,000	12,000	-	47,000
Maps, prints and film	-	-	-	-	2,000	-	-	2,000
Storage	6,000	2,000	-	2,000	-	-	-	10,000
Supervision project and labour	23,000	15,000	-	5,000	42,000	50,000	-	135,000

Exploration costs for the year	513,000	76,000	22,000	103,000	159,000	166,000	5,000	1,044,000

Balance, July 31, 2007	1,304,000	1,164,000	166,000	513,000	227,000	190,000	21,000	3,585,000

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico.  The property is subject to a finder’s fee consisting of US$5,000 on acquisition; the greater of US$5,000 or 2% of all direct exploration expenditures every six months thereafter and a 0.25% net smelter royalty.  The maximum amount payable in respect of this finder’s fee is US$500,000.  The property is also subject to a right of first offer.

Yerbabuena, Mexico

In fiscal 2003, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico.  The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the Company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property.  On commencement of commercial production on the property, the Company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty.  The Company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement.  The property is also subject to a right of first offer.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

4.     MINERAL PROPERTY COSTS (continued)

El Rincon, Mexico

In fiscal 2004, the Company acquired, by staking, the El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the Company is required to pay LCI: US$5,000 on signing the agreement (paid); every six months commencing May 3, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”) can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures.

Mecatona, Mexico

In fiscal 2006, the Company acquired, by a combination of option agreements and staking, four claim blocks  for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico located approximately 20 kilometres south of Parral.

For two claims , the Company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid).  Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006 (paid), US$20,000 on November 25, 2007 (paid), US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000.  For the other claim block, subsequent option payments are US$20,000 on November 26, 2006 (paid), US$30,000 on November 26, 2007(paid), US$50,000 on November 26, 2008, $90,000 on November 26, 2009 and US$800,000 on November 26, 2010.  In October 2008, the Company has determined to allow these two option agreements to lapse.  As a result, a write-down of $103,000 (US$95,000) was recorded in fiscal 2008.  The Company acquired the remaining two claim blocks that comprise the Mecatona property by staking and will continue with the exploration of these two claim blocks.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard can earn a 51% interest in Mecatona by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

4.     MINERAL PROPERTY COSTS (continued)

Maijoma, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the Maijoma Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Maijoma property is US$2,000,000.

El Alamo, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the El Alamo Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Alamo property is US$2,000,000.

Camino Rojo, Mexico

In fiscal 2007, the Company acquired, by staking, the Camino Rojo property in Zacatecas State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Camino Rojo property is US$2,000,000.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

5.     PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are as follows:

	July 31, 2008
		Accum.	Net Book
	Cost	Amort.	Value
	$	$	$

Computer equipment	8,000	(2,000)	6,000
Furniture and fixtures	26,000	(4,000)	22,000
Leasehold improvements	38,000	(5,000)	33,000

	72,000	(11,000)	61,000

The Company had no property, plant and equipment as at July 31, 2007.

6.     SHARE CAPITAL

(a)	Common Shares
Shares authorized: Unlimited number of common shares, no par value

(b)	Private Placement

(i)
In February 2008, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of approximately $14,632,000 after commissions and expenses.  Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 for a period of 24 months.  The gross proceeds were assigned values of $9,823,000 to the shares and $5,927,000 to the warrants.

As consideration to the brokers, the Company issued 441,000 underwriters’ warrants with an exercise price of $2.25 for a period of 24 months.  Total share issue costs related to the transaction were $1,917,000, which includes commission and expenses of $1,118,000 and underwriters’ warrants with a fair value of $799,000 based on the Black-Scholes option pricing model.

The fair value of the common share purchase warrants and underwriters’ warrants issued as part of the private placement in February 2008 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 3.2%, expected volatility of 139% and expected life of 2 years.

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

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

6.      SHARE CAPITAL (continued)

(ii)
In June 2006, the Company completed a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000.  The gross proceeds were assigned values of $627,000 to the shares and $373,000 to the warrants.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.25 for two years, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.40 per share on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (300,000 units valued at $60,000) was paid in units on a portion of the placement.  The values assigned to these finder’s fee units was $38,000 to the shares and $22,000 to the warrants.  A further 10% in broker’s fees (500,000 warrants) was paid in warrants relating to this placement.  The values assigned to these broker’s fee warrants was $37,000.

The fair value of the common share purchase warrants issued as part of the private placement in June 2006 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 4.1%, expected volatility of 99% and expected life of 2.0 years.

(iii)
In January 2006, the Company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000.  The gross proceeds were assigned values of $791,000 to the shares and $239,000 to the warrants.  Each unit consisted of one common share and one half of a common share purchase warrant.  Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (280,500 units valued at $56,000) was paid in units on a portion of the placement.  The value assigned to these finder’s fee units was $43,073 to the shares and $13,000 to the warrants.

The fair value of the common share purchase warrants issued as part of the private placement in January 2006 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 3.8%, expected volatility of 104% and expected life of 2.9 years.

7.      STOCK OPTIONS

The Company has a share option plan for its employees, directors, officers and consultants.  The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company.  As at July 31, 2008, incentive options outstanding represent 7.9% (2007 – 5.3%) of the issued and outstanding common capital.  The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date.  The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

7.     STOCK OPTIONS (continued)

During the year ended July 31, 2008, 2,815,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $1.59 and vesting term of 2 years.  As at their grant dates,   these options had a weighed average fair value assigned of $1.34 per option based on the Black-Scholes option pricing model, using a weighted average risk free rate of 3.86%, expected volatility of 115% and expected life of 5 years.  The Company amortizes the fair value of stock options using the graded method over the respective vesting period of the stock options.  The fair value of options that was charged to the Statements of Loss, Comprehensive Loss and Deficit was $2,689,000 in the current year.

During the year ended July 31, 2007, 2,040,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $0.44 and vesting terms of 2 years.  These options had a fair value assigned of $0.37 per option based on the Black-Scholes option pricing model, using a weighted average risk free rate of 3.85%, expected volatility of 117% and expected life of 5 years.  The fair value of options that was charged to the Statements of Loss, Comprehensive Loss and Deficit was $562,000 in 2007.

A summary of the Company’s options at July 31, 2008, 2007 and 2006 and the changes for the periods ending on those dates is presented below:

	Options	Weighted Average
	Outstanding	Exercise Price
		$
At August 1, 2005	1,830,000	0.35
Granted	-	-
Exercised	(50,000)	0.11
Expired	(1,170,000)	0.35
At July 31, 2006	610,000	0.36
Granted	2,040,000	0.44
Exercised	(75,000)	0.30
Expired	-	-
At July 31, 2007	2,575,000	0.43
Granted	2,815,000	1.59
Exercised	(874,000)	0.43
Expired	(45,000)	1.01
At July 31, 2008	4,471,000	0.92

The following table summarizes information about stock options outstanding and exercisable at July 31, 2008:

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

		Weighted
Exercise	Options	Average	Options
Price	Outstanding	Remaining Life	Exercisable
$
0.44	3,306,000	3.79	2,011,000
1.82 - 1.87	130,000	4.35	55,000
2.64 - 3.08	635,000	4.53	242,500
4.10 - 4.15	400,000	4.90	293,750
	4,471,000	4.01	2,602,250

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

8.      WARRANTS

A summary of the Company’s warrants at July 31, 2008, 2007 and 2006 and the changes for the periods ending on those dates is presented below:

		Weighted
	Warrants	Average
	Outstanding	Exercise Price
		$
At August 1, 2005	5,870,000	0.40
Issued with private placement	8,515,250	0.25
Exercised	(105,000)	0.25
Expired	(5,870,000)	0.40
At July 31, 2006	8,410,250	0.25
Issued with private placement	-	-
Exercised	(8,407,250)	0.25
Expired	(3,000)	0.25
At July 31, 2007	-	-
Issued with private placement (share purchase warrants)	3,500,000	3.00
Issued with private placement (underwriters' warrants)	441,000	2.25
Exercised	(64,000)	3.00
Expired	-	-
At July 31, 2008	3,877,000	2.91

The following table summarizes information about the warrants outstanding at July 31, 2008:

		Warrants	Weighted
	Exercise	Outstanding	Average
	Price	and Exercisable	Remaining Life
	$
Share purchase warrants	3.00	3,436,000	1.54
Underwriters' warrants	2.25	441,000	1.54
		3,877,000	1.54

9.	RELATED PARTY TRANSACTIONS

The Company was billed $1,211,000 (2007 - $355,000) in the current year for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at July 31, 2008 is $183,000 (2007 - $21,000) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

10.	INCOME TAXES

(a) The income taxes shown on the Consolidated Statements of Loss, Comprehensive Loss and Deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006
	$	$	$

Statutory tax rate	32.3%	34.1%	34.1%

Loss for the year before taxes	(3,595,000)	(872,000)	(336,000)
Provision for income taxes based on statutory rates	(1,161,000)	(297,000)	(115,000)
Non deductible expenses	750,000	216,000	23,000
Change in statutory tax rates	299,000	31,000	276,000
Unrecognized benefit of net operating losses carried forward	112,000	50,000	(184,000)
	-	-	-

(b)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets and liabilities as of July 31 are as follows:

	2008	2007
	$	$
Future tax assets:
Mineral properties	1,219,000	1,490,000
Finance charge	458,000	36,000
Non-capital losses	745,000	503,000
	2,422,000	2,029,000
Future tax liability:
Mineral properties	(910,000)	(218,000)

Valuation allowance	(2,422,000)	(2,029,000)
Net future tax liability	(910,000)	(218,000)

   The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

10.	INCOME TAXES (continued)

(c)As of July 31, 2008, the Company has approximately $2,865,000 in operating losses, $4,677,000 in accumulated Canadian and foreign exploration and development expenditures and $1,598,000 in unclaimed share issuance costs available to reduce future taxable income.  The potential benefit of these losses has not been reflected in these consolidated financial statements.  The operating losses expire as follows:

$

2009	194,000
2010	162,000
2014	312,000
2015	329,000
2016	343,000
2027	350,000
2028	1,175,000
2,865,000

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
	$	$	$
Non-cash financing activities
Share issue costs	(799,000)	-	(153,000)
Share capital issued for finder’s fees	-	-	81,000

12.	SEGMENTED INFORMATION

        The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Loss for the year and segment assets by geographic location are as follows:

	Loss for the year		Total assets
	July 31	July 31	July 31	July 31
	2008	2007	2008	2007
Canada	(3,492,000)	(861,000)	6,521,000	$2,032,000
Mexico	(103,000)	(11,000)	16,159,000	3,859,000
Total	(3,595,000)	(872,000)	$22,680,000	$5,891,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

13.	COMMITMENTS

As at July 31, 2008, the Company has committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Office lease obligations	71,000	155,000	156,000	382,000

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables,  accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations as some of the Company’s cash equivalents are held in U.S. Dollars.  The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP) and from practices promulgated by the Securities and Exchange Commission (SEC). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

(a)	Mining and mineral property assets

Under U.S. GAAP, mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all exploration and land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company, for which commercially mineable revenues do not exist.  Under Canadian GAAP, such costs have been deferred.  Due to this difference in treatment, the future income tax liability recorded under Canadian GAAP is not required under U.S. GAAP, and the balance is accordingly reversed.  Write-down of mineral property recorded under in Canadian GAAP is reversed, as the mineral expenditure was previously expensed under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)
The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the Consolidated Balance Sheets, Statements of Loss, Comprehensive Loss and Deficit and Cash Flows are as follows:

Balance Sheets As at July 31	2008 $	2007 $
Assets under Canadian GAAP	22,680,000	5,891,000
Mineral property exploration and development (a)	(14,042,000)	(3,585,000)
Assets under U.S. GAAP	8,638,000	2,306,000
Liabilities under Canadian GAAP	2,547,000	292,000
Future income tax liability (a)	(910,000)	(218,000)
Liabilities under U.S. GAAP	1,637,000	74,000
Shareholders’ equity under Canadian GAAP	20,133,000	5,599,000
Mineral property exploration and development (a)	(14,042,000)	(3,585,000)
Future income tax liability (a)	910,000	218,000
Shareholders’ equity under U.S. GAAP	7,001,000	2,232,000

Statements of Operations
Years ended July 31	2008 $	2007 $	2006 $
Loss for the year, Canadian GAAP	3,595,000	872,000	336,000
Mineral property exploration costs (a)	9,868,000	1,173,000	596,000
Write-down of mineral property (a)	(103,000)	-	-
Loss and comprehensive loss for the year, U.S. GAAP	13,360,000	2,045,000	932,000
Weighted average number of shares outstanding	52,514,514	44,709,023	32,390,739
Loss per share, basic and diluted under U.S. GAAP	(0.25)	(0.05)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Cash Flows
Years ended July 31	2008 $	2007 $	2006 $
Cash used in operating activities under Canadian GAAP	483,000	305,000	398,000
Mineral property exploration and development expenditures (a)	8,475,000	1,173,000	596,000
Cash used in operating activities, under U.S. GAAP	8,958,000	1,477,000	994,000
Cash generated by financing activities, under Canadian and U.S. GAAP	15,199,000	2,125,000	2,056,000
Cash used in investing activities, under Canadian GAAP	9,480,000	1,303,000	554,000
Mineral property exploration and development expenditures (a)	(8,475,000)	(1,173,000)	(596,000)
Cash used in (from) investing activities, under U.S. GAAP	1,005,000	130,000	(42,000)
Increase (decrease) in cash under U.S. GAAP	5,236,000	517,000	1,104,000
Cash and cash equivalents, beginning of year	2,107,000	1,590,000	486,000
Cash and cash equivalents, end of year, under Canadian and U.S. GAAP	7,343,000	2,107,000	1,590,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)       Uncertainty in income taxes

Effective August 1, 2007, the Company has adopted FASB Standard No.48, “Accounting for Uncertainty in Income Taxes – an Standard of FASB Statement No. 109” (“FIN 48”).  This Standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”.  This Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company has determined that the adoption of FIN 48 does not have an impact on its results of operations for financial position.

(d)       Impact of recent United States accounting pronouncements

(i)	Fair value measurements

In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values.  This standard does not require any new fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007. In February 2008, FASB issued SFAS No. 157-2 which delays the effect date of FAS No. 157 for certain non-financial assets and non-financial liabilities to years beginning after November 15, 2008.  We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure various financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  The standard is applicable for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

(ii)	Non-controlling interests

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.  We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(iii)	Business combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:
•	all business acquisitions would be measured at fair value
•	the existing definition of a business would be expanded
•	pre-acquisition contingencies would be measured at fair value
•	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)
•	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)
•
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest

•
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income

The statement is effective for periods beginning on or after December 15, 2008.    We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements.

-  END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canplats Resources Corporation (Company)
Date: January 27, 2009	By: /s/ R.E. Gordon Davis R.E. Gordon Davis, Chairman and CEO

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

Date:  January 27, 2009

/s/ R.E. Gordon Davis
R.E. Gordon Davis
Chairman and CEO

EXHIBIT 12.2
CERTIFICATION
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter de Visser, certify that:

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

Date:  January 27, 2009

/s/ Peter de Visser
Peter de Visser
Chief Financial Officer

EXHIBIT 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  January 27, 2009

/s/ R.E. Gordon Davis
R.E. Gordon Davis
Chairman and CEO

EXHIBIT 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Canplats Resources Corporation for the year ended July 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  January 27, 2009

/s/ Peter de Visser
Peter de Visser
Chief Financial Officer